Form 10-K405, Exhibit 13
period 1995-12-31
STURM RUGER & CO INC
filed 1996-04-01
CIK 95029

                          [GRAPHIC OF SEVEN RIFLES]

                                     RUGER

                                      1995
                                     ANNUAL
                                     REPORT

                               [STURM, RUGER LOGO]

                          STURM, RUGER & COMPANY, INC.

ABOUT OUR COVER:
Some of the hundreds of model variations of Ruger(R) long guns are proudly depicted.

     At the top, the new Ruger Model 96 lever action rifle, our first of this type, combines up-to-date design and engineering in a rifle with styling reminiscent of the horseman's "saddle gun" of a century ago. It will be made in
 .22 LR, .22 WMR, and .44 Magnum - a natural for hunting in heavy timber.

     Next is a Ruger No. 1 rifle with deluxe checkered stock and beavertail forend, available calibers .222-.458. A classic since its introduction in 1968, and never more popular than today.

     Beneath the No. 1 appears a Ruger Red Label over-and-under shotgun in 28 gauge. This was introduced in 1995 and is a delight to carry, since it was engineered on a smaller frame specifically scaled down for the diminutive 28 gauge shell. The 28 gauge complements its larger brethren in 20 and 12 gauges, some of which are now also available in Woodside models and with three grades of strikingly handsome engraving.

     The following rifle is a Ruger Mini Thirty, this one shown in stainless-steel. It has been touted as "the world's most perfect deer rifle," especially designed for those situations where a few quick shots are necessary. It is a slightly larger version of the popular Ruger Mini-14 rifle, first introduced in 1975, in caliber .223 Remington, itself designed for small game and predator hunting.

     The world's most successful .22 carbine is next - the Ruger 10/22. First introduced in 1964, it is now also available in Deluxe Sporter and brand new target models, which are factory fitted with special Ruger hammer-forged stainless-steel barrels and target triggers for the superb rapid-fire accuracy demanded in today's action shooting competitive events, such as the National Shooting Sports Foundation's (NSSF) "Sportsman's Team Challenge".

     Another smallbore winner is next in line - the Ruger 77/22 Target rifle. With its bold laminated warp-proof target stock and heavy target-weight barrel, it was our first purpose-built smallbore target rifle when introduced last year. It is available in .22 LR, .22 WMR, and the classic .22 Hornet.

     Finally, a Ruger M77 MKll rounds off our display, this one a special "All-Weather" model with all stainless-steel construction and a precision injection-molded synthetic stock to make it impervious to the worst climatic conditions that are often found where the game and the hunts are toughest. M77 MKll rifles are also available in conventional blued steel and wood stocked models in all popular calibers. Our top-of-the-line luxury Express and Magnum models feature stocks of fancy cut-checkered Circassian walnut and barrels with integral quarter ribs and express-type sights. No finer production rifles can be found.

     To the right of our rifle array shows what the operator sees on his video monitor when peering into one of our electric-induction titanium melting furnaces during a "heat". This symbolizes the pioneering metallurgical processes at the heart of all Ruger firearms that have made it possible for the Company to manufacture high-quality firearms that represent genuine value to our customers and return consistent dividends to our stockholders.

COMPANY PRODUCTS:
Sturm, Ruger & Company, Inc. is engaged principally in the design, manufacture, and sale of pistols, revolvers, rifles, and shotguns for a variety of sporting purposes. The Company also produces and markets various models of police revolvers, pistols, rifles, and selected firearms for law enforcement agencies and military establishments.

     The Company's line of products consists of .22 caliber target pistols; single-action revolvers in various calibers from .22 to .44 Magnum; .22 caliber sporting carbines and target rifles, single-shot and bolt-action rifles in a wide variety of modern hunting calibers from .22 to .458 Magnum; hunting rifles in .223 and 7.62 x 39mm calibers; lever action rifles in .22 and .44 calibers; various models of double-action revolvers in calibers .22, .38 Special, .357 Magnum, and .44 Magnum; 9mm, .40, and .45 caliber pistols;
police and military automatic rifles; and over-and-under shotguns in 12, 20, and 28 gauges.

     These firearms have been originated and engineered by the Company's own personnel, under the supervision of the present management, and are sold under the U.S. registered trademark "Ruger".

     The Company is also engaged in precision investment casting manufacturing using titanium, ferrous, and aluminum metals for a variety of outside customers of its Ruger Investment Casting, Pine Tree Castings, and Uni-Cast divisions. Foremost among these in 1995 was the "Great Big Bertha" series of titanium golf club heads produced for Callaway Golf Company, Inc.

STURM, RUGER
& COMPANY, INC.

1995 Annual Report


CONTENTS

To Our Stockholders .......................................................    2
Selected Financial Data ...................................................    5
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations ...............................................    6
New Ruger Products for 1996 ...............................................    9
Ruger Titanium ............................................................   10
Consolidated Balance Sheets ...............................................   12
Consolidated Statements
  of Income ...............................................................   14
Consolidated Statements of
  Stockholders' Equity ....................................................   14
Consolidated Statements of
  Cash Flows ..............................................................   15
Notes to Consolidated Financial
  Statements ..............................................................   16
Report of Independent Auditors ............................................   22
Stockholder Information ...................................................   23
Directors and Officers ....................................................   24
Plant Locations ...........................................................   25



1 Sturm, Ruger & Company, Inc. and Subsidiaries              [STURM, RUGER LOGO]

TO OUR
STOCKHOLDERS

[PHOTO of William B. Ruger, Chairman and Chief Executive Officer and William B. Ruger, Jr. Vice Chairman and Senior Executive Officer]

We are denied the satisfaction on this occasion of being able to report another record-breaking year in 1995. Quite early in the year we perceived a marked fall-off in sales of our P-Series pistols which are manufactured in our Prescott, Arizona plant. We were in good company because this adverse trend affected all our competitors and was undoubtedly a reaction to exceptionally heavy sales that were experienced during 1993 and 1994. Inasmuch as this line of products is one of our most profitable, it had a great effect on the overall performance of the Company. Sales and earnings were adversely impacted to a significant extent. Specifically, sales for the entire Company were $192.5 million, net income after taxes was $26.2 million, and earnings per share were $1.95. In contrast, comparable figures for 1994 were sales of $196.4 million and net income after taxes of $34 million, equivalent to $2.53 per share. All our other product lines performed well during 1995.

We look at 1995 as a transition year and feel that much was accomplished which will ensure that the Company remains the firearms industry leader and paves the way for growth in our investment casting operations and in the development of advanced products of metallurgical science. At the beginning of 1995, we were working actively to complete several major objectives, namely:

- -   development of our management organization

- -   enlargement of our plant capacity

- -   completion of a range of five or six important new products in the firearm category

- -   development of our capacity to manufacture golf club heads

- -   implementation of a strengthened marketing effort for firearms.

All these objectives have been essentially achieved and we look toward 1996 as a year when we should realize the fruits of our long preparations which we worked on so ardently all through 1995.

    With respect to the firearm segment, a 65,000 square foot addition to the Newport, New Hampshire facility was completed, significantly increasing capacity at this plant. Incremental production increases were realized in the fourth quarter of the year. In 1996, the full impact of this added capacity will become evident. The demand for the products manufactured at this facility continues to be strong, and this

2 Sturm, Ruger & Company, Inc. and Subsidiaries    [STURM, RUGER LOGO]
addition will enhance the Company's ability to meet this demand.

In 1995, significant progress was made to bolster the Company's earnings from the casting segment. Initially, this was a result of the Company's agreement with Callaway Golf Company, Inc. ("Callaway") to produce their revolutionary "Great Big Bertha" golf club heads in titanium. Callaway's requirements for these heads vastly exceeded the capacity of our Prescott foundry. Accordingly, all through 1995 the facilities of our titanium foundry in Prescott have been augmented and improved, and substantial investments have been made, with a result that our Prescott foundry is probably one of the most advanced and well-equipped foundries in the world for the production of this class of castings.

    Furthermore, an agreement between the Company and Callaway set up a joint venture, Antelope Hills, LLC, owned on a 50-50 basis, for the purpose of building an additional foundry facility with the same capacity as the one currently operating. In October 1995, site preparation for the joint venture began. Plans call for construction of a 118,000 square foot building on a ten acre site contiguous to the present facility. It is planned that production from this new facility will begin sometime in the third quarter of 1996.

    Also in 1995, the Company entered into a licensing agreement with Lanxide Corporation whereby it obtained exclusive rights to Lanxide's patented technology to manufacture components for firearms and bicycles, and for the manufacture of golf club heads. Lanxide technology relates to the emerging area of inorganic composites such as ceramic-reinforced aluminum alloys. Parts made from this material have many advantages such as superior wear resistance, corrosion resistance, and dimensional stability, among others.

    During the year, new firearms product development continued unabated. As a result, the Company introduced the Ruger P95 pistol, Ruger Model 96 lever action rifle, and the Ruger 10/22T Target rifle at the 1996 SHOT Show in Dallas, Texas. The shortened and streamlined P95 features a rigid one-piece Isoplast polyurethane grip frame reinforced with glass fiber. Up-to-the-minute technology has made possible this amazing new grip frame. This strong, lightweight P-Series pistol is now in production and we are gratified by test results which prove its performance by all standards, and rate this firearm as the leader in its field. In addition, the new Ruger Model 96 lever action rifle started into production at the end of 1995 with excited and enthusiastic responses from experts and users. This new rifle will be made in .22 Long Rifle, .22 Magnum Rimfire, and
 .44 Magnum calibers and will be, to a large segment of the market, a rifle of choice for many sporting activities. The Ruger 10/22T autoloading target rifle, with a precision hammer-forged barrel, laminated warp-proof stock, and the reliable 10/22 action, was also introduced. All these products have shown signs of increasing our sales to a significant degree.

    On the legal front, we are pleased to report that at year's end only twenty-two product liability cases were pending. New cases have decreased steadily since the early 1980's, and most have involved our "old model" single-action revolvers, which were discontinued in 1973. Only about six such cases remain. The jury in our only trial in 1995 unanimously found, after a very brief deliberation, that the Ruger "old model" single-action revolver was not defective in design, nor had the Company been in any way negligent in conducting its ongoing free safety retrofit for these collectible revolvers. This is completely in accord with the vast majority of juries who have considered this question and similarly found the revolver to be safe to use when handled properly.

    Also, in recognition of common sense, four of the so-called "absolute liability" cases filed against the Company, which involved claims of liability for intentional criminal misuse of nondefective products, were dismissed in 1995. Even though these dismissals were in keeping with unanimous legal precedents holding that no such cause of action can exist, these cases always get much publicity when filed, but curiously little notice when they are dismissed.


3 Sturm, Ruger & Company, Inc. and Subsidiaries         [STURM, RUGER LOGO]

    We hope our stockholders will take note of this and realize that such false "product liability" claims against manufacturers of nondefective products are a total affront, whether they involve a criminal igniting gasoline on a train or intentionally driving a car into a crowd. They are to be opposed regardless of the product involved, or every American manufacturer of any product which could conceivably be intentionally misused by a criminal would face ruinous liability without defense, standing any notion of personal responsibility on its head.

    During 1995, we were fortunate to have added several people to the Company's top management, which accomplished one of the goals established at the beginning of the year. Among these individuals is Gerald W. Bersett, who was elected President and Chief Operating Officer of the Company. He brings with him 30 years of experience with Olin Corporation, most recently as President of its Winchester Ammunition Division. John K. Thorne was appointed as the General Manager of Ruger Investment Casting and Antelope Hills foundry. He brings extensive experience in the titanium casting field and holds a Ph.D. in Metallurgical Engineering from the University of Michigan. John T. Burke, formerly of Lanxide Corporation, was appointed as General Manager of the Company's Uni-Cast division and will direct the Company's efforts to capitalize on the recently acquired Lanxide technology previously cited.

    In conclusion, while the 1995 operating results were less than desired, we feel that during the course of the year we have placed the Company in a strong position to take advantage of future opportunities, not only in the firearms field but also in the high technology segment of the investment casting market. The entire Company seems stimulated by and enthusiastic about these programs, and all through the year we have been gratified and charmed by the enthusiasm and support of the efforts given by the almost two thousand men and women who constitute Sturm, Ruger.




/s/ William B. Ruger
William B. Ruger
Chairman and
Chief Executive Officer



/s/ William B. Ruger, Jr.
William B. Ruger, Jr.
Vice Chairman and
Senior Executive Officer

February 26, 1996


4 Sturm, Ruger & Company, Inc. and Subsidiaries        [STURM, RUGER LOGO]

SELECTED FINANCIAL DATA
(Dollars in thousands, except per-share data)

                                                                         Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------------
                                                   1995           1994           1993           1992           1991
- -------------------------------------------------------------------------------------------------------------------
Net firearm sales.........................  $   155,622    $   180,079    $   176,203    $   138,967    $   124,791
Net casting sales.........................       36,847         16,358         17,996         17,108         11,990
- -------------------------------------------------------------------------------------------------------------------
Total net sales...........................  $   192,469    $   196,437    $   194,199    $   156,075    $   136,781
- -------------------------------------------------------------------------------------------------------------------
Cost of products sold.....................  $   134,930    $   125,439    $   123,336    $   105,826    $    97,018
Gross profit..............................       57,539         70,998         70,863         50,249         39,763
Income before income taxes and cumulative
  effect of accounting change.............       43,846         56,992         55,997         37,142         24,262
Income taxes..............................       17,670         22,943         22,768         14,991          9,690
Net income................................       26,176         34,049         32,789         22,151         14,572
Net income per share......................         1.95           2.53           2.44           1.65           1.08
Cash dividends per share..................         1.40           1.20           1.05           1.25            .60

                                                                           December 31,
- -------------------------------------------------------------------------------------------------------------------
                                                   1995           1994           1993           1992           1991
- -------------------------------------------------------------------------------------------------------------------
Working capital...........................  $    91,942    $    93,852    $    81,504    $    65,358    $    60,911
Total assets..............................      178,552        169,492        150,085        124,185        115,961
Total stockholders' equity................      133,735        126,295        108,389         89,725         84,389
Book value per share......................         9.94           9.39           8.06           6.67           6.27

Return on stockholders' equity............         20.1%          29.0%          33.1%          25.4%          17.9%
Current ratio.............................     4.6 to 1       4.8 to 1       4.3 to 1       4.5 to 1       4.8 to 1

Common shares outstanding.................   13,455,400     13,452,400     13,452,400     13,452,400     13,452,400
Number of stockholders of record..........        1,678          1,478          1,400          1,164          1,134
Number of employees.......................        1,937          1,905          1,719          1,549          1,410


Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations.



[Bar Graph of         [Bar Graph of         [Bar Graph of        [Bar Graph of
Net Sales in          Net Income in         Stockholders         Net Income
Millions of Dollars   Millions of Dollars   Equity in Percent    in Dollars
for 1991-1995]        for 1991-1995]        for 1991-1995]       for 1991-1995]




5 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The Company's sales are comprised of the sales of firearms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry categories--pistols, revolvers, rifles, and shotguns. Investment castings are manufactured using titanium, ferrous, and aluminum metals.

RESULTS OF OPERATIONS

Year ended December 31, 1995, as compared to year ended December 31, 1994:

Consolidated net sales of $192.5 million were reached by the Company in 1995, a decrease of $4.0 million or 2.0% from 1994 consolidated net sales of $196.4 million.

    Firearm segment net sales decreased in 1995 by $24.5 million or 13.6% to $155.6 million from $180.1 million in 1994. The decrease in firearm unit shipments of 12.8% was primarily attributable to weak consumer demand throughout most of the year for pistols, which are manufactured in the Company's Prescott, Arizona facility. In the fourth quarter of 1995, the Company offered a special sales promotion on most pistol models. This program, which reduced the average selling price of these pistols by 10% to 30%, had the impact of producing significantly greater sales quantities than those anticipated if the program had not been offered. At the present time, the Company anticipates that weak consumer demand for pistol products will continue at least through the first part of 1996. In an effort to stimulate sales of pistols, the Company commenced a sales promotion program in February 1996, that provides discounts of up to 10% on certain pistol models based on customer purchases. The impact of this program on sales or operating results of the Company cannot be estimated at the present time.

    Sales of firearms in the other industry product categories -- revolvers, rifles, and shotguns -- remained strong in 1995 with consumer demand for these products being substantially in excess of the production capacity of the Company's Newport, New Hampshire facility through most of the year. In the third quarter of 1995, the outfitting of machinery and equipment in the 65,000 square foot addition to the Newport facility was completed which enabled the facility to realize significant firearm production increases in the fourth quarter.

    Casting segment net sales increased by 125.3% to $36.8 million in 1995 from $16.4 million in 1994. This increase was achieved by Ruger Investment Casting commencing the shipment of "Great Big Bertha" titanium golf club heads to Callaway Golf Company, Inc. ("Callaway") in the first quarter of 1995. The Company invested considerable resources in late 1994 and throughout 1995 to significantly increase its capacity to produce titanium investment castings. Higher production quantities of "Great Big Bertha" titanium golf club heads were achieved beginning in the latter part of the third quarter and increased steadily through the fourth quarter of 1995.

    Consolidated cost of products sold for 1995 was $134.9 million compared to $125.4 million for 1994, an increase of $9.5 million or 7.6%. This increase was primarily attributable to a number of factors which affected both the firearm and casting segments, consisting of an unfavorable firearm product sales mix, costs incurred by Ruger Investment Casting to expand capacity for the production of an increasing number of titanium golf club heads, inefficiencies from decreased firearm unit production at the Company's Prescott, Arizona facility, and increases in casting segment sales which had higher manufacturing costs as a percentage of sales dollars.

    During the third quarter of 1995, the Company implemented certain steps that reallocated production capacity from the Prescott firearms facility. Specifically, the Company transferred skilled production employees and manufacturing floor space to Ruger Investment Casting. Also, significant process changes in the manufacturing of titanium golf club heads were made in the fourth quarter of 1995 which had a positive impact on both production and operating margins. Additional efforts in these areas continue.

    In June 1995, the Company entered into a joint venture agreement with Callaway to collaborate in the construction of a new investment casting foundry, Antelope Hills, LLC, for the production of titanium golf club heads. Under the terms of this agreement, Callaway has committed to purchase a quantity of titanium golf club heads with sales totalling a minimum of approximately $150 million in the years 1996 through 1998. Antelope Hills foundry is expected to be operational and commence production in the third quarter of 1996.

    As a result of the foregoing and the impact of the special sales promotion offered on most firearm pistol models in the fourth quarter of 1995, gross profit as a percentage of net sales decreased to 29.9% in 1995 from 36.1% in 1994.

    Selling, general and administrative expenses increased nominally by 1.5% to $17.0 million in 1995 from $16.7 million in 1994. This increase was primarily due to the addition of a new executive officer to the Company.

    Other income-net increased in 1995 compared to 1994 primarily as a result of interest rates on Treasury Bills which while declining during 1995, generally were higher than those prevailing during most of 1994. This more than offset the decrease in average fund balances available for investment in 1995.

    The effective tax rate remained unchanged in 1995 from 1994 at 40.3%.


6 Sturm, Ruger & Company, Inc. and Subsidiaries              [STURM, RUGER LOGO]

    As a result of the foregoing factors, consolidated net income for 1995 decreased to $26.2 million from $34.0 million for 1994 or by $7.9 million and 23.1%.

Year ended December 31, 1994, as compared to year ended December 31, 1993:

All share and per-share amounts have been adjusted to reflect the two-for-one stock split on May 14, 1993.

    Record consolidated net sales of $196.4 million were achieved by the Company in 1994, an increase of $2.2 million or 1.2% from 1993 net sales of $194.2 million.

    This increase was the result of a $3.9 million or 2.2% increase in firearm segment sales which offset a $1.6 million or 9.1% decrease in casting segment sales. The firearm segment increase was due to continued strong customer demand for virtually all of the Company's firearm products which increased unit sales by 1.6%. The limiting factors in this increase were lack of production capacity to meet customer demand and the fact that the Company began 1994 with the lowest finished goods inventory since the 1980's. The nominal increase in unit sales was accomplished as a result of a 7.6% increase in unit production.

    Casting segment sales decreased as a result of the Company being more selective in accepting work for outside customers and a continued increase in demand by the Company's firearm segment for castings to accommodate increased production schedules.

    Gross profit as a percent of net sales decreased to 36.1% in 1994 from 36.5% in 1993, while remaining relatively constant in dollars, $71.0 million versus $70.9 million, respectively. The percent change is caused primarily by higher costs in 1994 due to the effect of higher LIFO inventory quantities.

    Selling, general and administrative expenses increased nominally by 1.7% to $16.7 million in 1994, versus $16.4 million in 1993. This increase was primarily from increased marketing costs.

    Other income-net increased from $1.6 million in 1993 to $2.7 million in 1994 as a result of the Company having higher cash balances available for investment as well as interest rates in 1994 being significantly higher than in 1993.

    The effective tax rate declined from 40.7% in 1993 to 40.3% in 1994 due to lower state taxes.

    As a result of the foregoing factors, consolidated net income for 1994 increased only marginally from $32.8 million in 1993 to $34.0 million, or by $1.3 million and 3.8%.

FINANCIAL CONDITION

    At December 31, 1995, the Company had cash, cash equivalents, and short-term investments of $47.1 million, working capital of $91.9 million, and a current ratio of 4.6 to 1.

    Cash provided by operating activities was $16.9 million, $35.4 million, and $49.5 million for the years ended Dec-ember 31, 1995, 1994, and 1993, respectively.

    The 1995 decrease from 1994 is the result of a decline in net income of $7.9 million as well as an increase in inventory of $15.2 million in 1995. This is in contrast with an increase of $1.3 million in net income in 1994 offset by an increase of $5.8 million in inventories in 1994. Future inventory levels will be determined by a number of conditions, including market demand for the Company's products, production capabilities, and the Company's ability to obtain raw materials at favorable prices.

    The Company follows an industry-wide practice of offering a "dating plan" to its firearm customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's dating plan year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through March have to be made by April 30. Shipments made in subsequent months are required to be paid for within 90 days. Dating plan receivable balances were $7.9 million at December 31, 1995, as compared to $6.1 million at December 31, 1994. The Company has reserved the right to discontinue the dating plan at any time. Throughout 1995, 1994, and 1993, the Company has been able to finance this dating plan from internally generated funds provided by operating activities and has not found it necessary to discontinue the dating plan at any time during the period due to insufficient cash flow.

    The Company's production of "Great Big Bertha" titanium golf club heads requires a certain titanium metal alloy. Presently the Company buys all of its titanium metal alloys under a short-term (approximately one year) purchasing arrangement from one supplier. Although there are a limited number of companies that produce titanium metal alloys, management believes that other suppliers could provide the Company with the required titanium metal alloys. However, the purchase price of the metals to the Company may be significantly higher which could have a negative financial impact on the Company's operations. The Company believes that it has adequate quantities of titanium metal alloys in inventory to provide enough time to locate another supplier without interruption of manufacturing operations.

    Capital expenditures and acquisitions for the past three years averaged $11.8 million per year. These have all been financed through funds provided from operations. The Company has budgeted for 1996, $10.4 million in capital expenditures and an additional $5.1 million as its share of capital to complete construction and outfit with machinery the Antelope Hills foundry. The Company intends to continue to finance all of these activities through funds provided from operations. This reduction from 1995 capital expenditures of $15.7 million is the result of the Company having completed both a 65,000 square foot addition to the Newport Firearm division and a 17,000 square foot addition to the Ruger Investment Casting division during 1995.

    In 1995, dividends paid totaled $18.8 million. This amount reflects regular quarterly dividends of $.35 per share paid on March 15, 1995, June 15, 1995, September




7 Sturm, Ruger & Company, Inc. and Subsidiaries              [STURM, RUGER LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


15, 1995, and December 15, 1995. On January 11, 1996, the Company increased its regular quarterly dividend from $.35 per share to $.40 per share commencing with the March 15, 1996 payment. Future dividends depend on many factors, including internal estimates of future performance and the Company's need for funds.

    Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing through 1996.

    The purchase of firearms is subject to federal, state, and local governmental regulations. The basic federal laws are the National Firearms Act and the Federal Firearms Act. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale, and in some cases the ownership, of various types of firearms, or to impose a mandatory waiting period prior to their purchase. Several states currently have laws in effect similar to the aforementioned legislation.

    The "Brady Law" mandating a nationwide 5-day waiting period prior to the purchase of a handgun, was signed into law in November 1993, and became effective February 28, 1994. The Company believes that, because its customers are sportsmen, hunters, gun collectors, and law enforcement agencies, and since approximately 26 states already had enacted some form of a waiting period prior to purchase, the "Brady Law" has not had a significant effect on the Company's sales of firearms. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons". To the contrary, all the Company's currently manufactured long guns have been exempted by name as "legitimate sporting firearms". A separate provision of the "Crime Bill" prohibited production or sale of detachable magazines of over 10-round capacity manufactured after September 13, 1994, other than to law enforcement agencies. Only two such magazines (9mm and .40 caliber) were commercially sold by the Company, and production of substitute 10-round magazines in these calibers (approved by the BATF) began immediately. The Company remains strongly opposed to laws which would unduly restrict the rights of law-abiding citizens to acquire firearms for legitimate purposes. The Company believes that the private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurances that the regulation of firearms will not become more restrictive in the future or that any such restriction would not have a material adverse effect on the business of the Company.

    The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. While it is difficult to forecast the outcome of litigation or the timing of costs, management believes, after consultation with its special and corporate counsel, that this litigation will not have a material adverse effect on the financial condition of the Company. The Company is not aware of any adverse trends in its litigation as a whole.

    In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of such proceedings and orders will not have a material effect on its business.

    The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carryback against taxes previously paid.

    Inflation's effect on the Company's operations is most immediately felt in the cost of products sold because the Company values inventory on the LIFO basis. Generally, under this method, the cost of products sold reported in the financial statements approximates current costs, and thus reduces distortion in reported income which would result from the slower recognition of increased costs when other methods are used. However, in 1993 a LIFO inventory liquidation reduced the costs of products sold below current costs. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy. In 1995, the rate of inflationary cost increases was slightly lower than in 1994, and in 1994 was slightly higher than in 1993.

RECENT DEVELOPMENTS

As of January 31, 1996, unfilled firearms orders were less than unfilled orders as of January 31, 1995. The majority of the decrease is the result of the significant reduction in orders for the Company's pistols, both rimfire and centerfire, which are manufactured in Prescott, Arizona. The impact of the Company's recently introduced firearm models on unfilled orders is not readily determinable at this time. It is anticipated that demand for these new models will be strong.


8 Sturm, Ruger & Company, Inc. and Subsidiaries              [STURM, RUGER LOGO]

NEW RUGER PRODUCTS FOR 1996
THE RUGER MODEL 96 LEVER ACTION RIFLE
[GRAPHIC OF RIFLE]

Ruger's first lever action rifle will be offered in three calibers -- .22 Long Rifle, .22 Magnum Rimfire, and .44 Magnum. It features the classic appeal of the lever action with an all-new Ruger mechanism using Ruger's patented rotary magazine for unparalleled reliability.


THE RUGER MODEL 10/22T TARGET RIFLE
[GRAPHIC OF RIFLE]

Advanced Ruger manufacturing technology has created a superbly accurate .22 caliber target rifle for today's popular "action shooting" events. It combines the speed and reliability of Ruger's famous 10/22 rifle with the accuracy of a heavyweight hammer-forged target barrel, and features a warp-proof laminated stock, to create a sure winner.


THE RUGER MODEL MK-4B PISTOL
[GRAPHIC OF PISTOL]

The newest version of the original Ruger .22 caliber pistol features a shorter, heavyweight barrel with target sights and attractive laminated thumb-rest grips. It is a natural for the trail, target range, or tackle box.


THE RUGER P95 PISTOL
[GRAPHIC OF PISTOL]

A new (patent pending) mechanism allows the use of an Isoplast polymer grip frame in a compact, lightweight, high-powered pistol without sacrificing the durability, reliability, and price advantages that have made the Ruger P-Series pistols so popular during the last ten years.



9 Sturm, Ruger & Company, Inc. and Subsidiaries              [STURM, RUGER LOGO]

RUGER TITANIUM

Titanium is a metal element that was first isolated almost 200 years ago, but only in the past 40 years has it been used in industrial applications. Titanium ores are abundantly found throughout the world. However, the metal is relatively expensive due to the necessity of using specialized chemical and metallurgical technologies to extract the metal from its ore. Casting the metal requires utilizing advanced equipment and foundry practices. With high strength, low density, and excellent corrosion resistance, titanium alloys have been widely used in aircraft engine and airframe applications. Other more recent uses include medical prosthetic devices, marine hardware, chemical process equipment, and recreational products.

    Titanium alloys, developed for aerospace applications, have quickly become the material of choice for high performance, top-of-the-line golf metal woods. The combination of high strength and low density permits club head size to be increased without changing overall swing weight. Improved perimeter-weighted design flexibility is possible to create a much larger "sweet spot" on the club head face, because titanium is 40% less dense than stainless-steel. The low elastic modulus of titanium creates a hitting surface with more rebound than stainless-steel, translating into longer drives. Golf club heads made of Ruger Titanium" alloy are used by Callaway Golf Company, Inc. for its "Great Big Bertha" metal woods, the best selling and highest performance design of the more than two dozen manufacturers now marketing titanium clubs.

    Sturm, Ruger & Company, Inc. manufactures titanium alloy golf club heads at its Ruger Invest-ment Casting division in Prescott, Arizona. A new $14 million, 118,000 sq. ft. manufacturing plant is being constructed immediately adjacent to the present facility to double total titanium golf club head manufacturing capacity. This new facility, Antelope Hills, LLC, is a 50/50 joint venture of the Company and Callaway. Production is scheduled to begin in the third quarter of 1996. The combined manufacturing complex will comprise one of the largest titanium foundry operations in the United States.

[PHOTO]
Pictured above (as the background) is the inside of a titanium furnace during a heat as seen from the control monitor.

10 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

[PHOTO]

Pictured above (as the background) is the inside of a titanium furnace during a heat as seen from the control monitor.

11 Sturm, Ruger & Company, Inc. and Subsidiaries           [STURM, RUGER LOGO]

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per-share data)

December 31,                                                        1995             1994
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      $   3,633        $   7,719
Short-term investments                                            43,477           58,650
Trade receivables, less allowances for doubtful accounts
         ($981 and $900) and discounts ($871 and $650)            19,864           17,889
Inventories:
         Finished products                                         6,039            1,672
         Materials and products in process                        36,253           25,432
- -----------------------------------------------------------------------------------------
                                                                  42,292           27,104
Deferred income taxes                                              7,231            6,077
Prepaid expenses and other assets                                  1,044            1,123
- -----------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                             117,541          118,562



PROPERTY, PLANT, AND EQUIPMENT
         Land and improvements                                     3,423            3,304
         Buildings and improvements                               20,087           16,846
         Machinery and equipment                                  67,913           56,865
         Dies and tools                                           19,449           18,143
- -----------------------------------------------------------------------------------------
                                                                 110,872           95,158
         Allowances for depreciation                             (66,742)         (59,866)
- -----------------------------------------------------------------------------------------
                                                                  44,130           35,292
DEFERRED INCOME TAXES                                              4,338            4,532
INVESTMENT IN JOINT VENTURE (NOTE 3)                               1,645             --
OTHER ASSETS                                                      10,898           11,106
- -----------------------------------------------------------------------------------------
TOTAL ASSETS                                                   $ 178,552        $ 169,492
=========================================================================================

See accompanying notes.


12 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

December 31,                                                                  1995           1994
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable                                                    $  3,346       $  4,825
Accrued expenses                                                               647          1,254
Product safety modifications                                                 1,439          1,548
Product liability                                                            3,000          3,000
Employee compensation                                                        7,888          7,024
Workers' compensation                                                        6,262          6,318
Income taxes                                                                 3,017            741
- -------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                   25,599         24,710


PRODUCT LIABILITY ACCRUAL                                                   19,218         18,487


CONTINGENT LIABILITIES (NOTE 6)                                               --             --

STOCKHOLDERS' EQUITY
Common Stock, non-voting, par value $1:
         Authorized shares -- 50,000; none issued
Common Stock, par value $1:
         Authorized shares -- 20,000,000
         Issued and outstanding shares -- 13,455,400 and 13,452,400         13,455         13,452
Additional paid-in capital                                                   2,380          2,283
Retained earnings                                                          117,900        110,560
- -------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                 133,735        126,295
- -------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $178,552       $169,492
=================================================================================================


13 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per-share data)

Year ended December 31, ............................            1995             1994            1993
Net sales ..........................................       $ 192,469        $ 196,437       $ 194,199
Cost of products sold ..............................         134,930          125,439         123,336
- -----------------------------------------------------------------------------------------------------
Gross profit .......................................          57,539           70,998          70,863
Expenses:
         Selling ...................................          12,345           12,399          12,109
         General and administrative ................           4,612            4,304           4,322
- -----------------------------------------------------------------------------------------------------
                                                              16,957           16,703          16,431
- -----------------------------------------------------------------------------------------------------
                                                              40,582           54,295          54,432

Other income-net, principally interest .............           3,264            2,697           1,565
- -----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
         EFFECT OF ACCOUNTING CHANGE ...............          43,846           56,992          55,997

Income taxes .......................................          17,670           22,943          22,768
- -----------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change          26,176           34,049          33,229
Cumulative effect of accounting change .............            --               --              (440)
- -----------------------------------------------------------------------------------------------------
NET INCOME .........................................       $  26,176        $  34,049       $  32,789
INCOME PER SHARE:
Income before cumulative effect of accounting change       $    1.95        $    2.53       $    2.47
Cumulative effect of accounting change .............            --               --              (.03)
- -----------------------------------------------------------------------------------------------------
NET INCOME .........................................       $    1.95        $    2.53       $    2.44
CASH DIVIDENDS PER SHARE ...........................       $    1.40        $    1.20       $    1.05
- -----------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

                                                                           Additional
                                                              Common          Paid-In        Retained
                                                               Stock          Capital        Earnings
- -----------------------------------------------------------------------------------------------------
Balance at December 31, 1992 .......................       $  13,452        $   2,283       $  73,990
         Net income ................................                                           32,789
         Cash dividends ............................                                          (14,125)
- -----------------------------------------------------------------------------------------------------
Balance at December 31, 1993 .......................          13,452            2,283          92,654
         Net income ................................                                           34,049
         Cash dividends ............................                                          (16,143)
- -----------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .......................          13,452            2,283         110,560
         Net income ................................                                           26,176
         Issuance of 3,000 shares of Common Stock ..               3               97            --
         Cash dividends ............................                                          (18,836)
- -----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995 .......................       $  13,455        $   2,380       $ 117,900
=====================================================================================================

See accompanying notes.


14 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year ended December 31,                                                     1995             1994             1993
OPERATING ACTIVITIES
  Net income ...................................................       $  26,176        $  34,049        $  32,789
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation .............................................           6,876            5,281            4,352
      Issuance of restricted stock .............................             100             --               --
      Net provision for product safety modifications ...........            (109)            (157)             (92)
      Provision for product liability claims, net of payments of
        $3,269, $2,564, and $2,958 .............................             731            1,436            1,042
      Deferred income taxes ....................................            (960)          (1,036)            (732)
      Decrease (increase) in trade receivables .................          (1,975)           1,374           (1,935)
      Decrease (increase) in inventories .......................         (15,188)          (5,757)           8,145
      Increase (decrease) in trade accounts payable ............          (1,479)           1,900              442
      Net decrease in prepaid expenses,
        other assets, and other liabilities ....................             488            1,688            2,298
      Net increase (decrease) in current
        income taxes payable ...................................           2,276           (3,414)           3,240
- ------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities ....................          16,936           35,364           49,549

INVESTING ACTIVITIES
  Property, plant, and equipment additions .....................         (15,714)         (12,434)          (7,291)
  Purchases of short-term investments ..........................        (158,953)        (168,621)        (199,475)
  Proceeds from sales or maturities of
    short-term investments .....................................         174,126          161,883          176,724
  Investment in joint venture ..................................          (1,645)            --               --
- ------------------------------------------------------------------------------------------------------------------
      Cash used by investing activities ........................          (2,186)         (19,172)         (30,042)


FINANCING ACTIVITIES
  Dividends paid ...............................................         (18,836)         (16,143)         (14,125)
- ------------------------------------------------------------------------------------------------------------------
      Cash used by financing activities ........................         (18,836)         (16,143)         (14,125)
- ------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...............          (4,086)              49            5,382
Cash and cash equivalents at beginning of year .................           7,719            7,670            2,288
- ------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR .......................       $   3,633        $   7,719        $   7,670
==================================================================================================================


See accompanying notes.


15 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Sturm, Ruger & Company, Inc. ("Company") is principally engaged in the design, manufacture, and sale of firearms and investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company's firearms are sold through a select number of distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturer representatives to companies in a wide variety of industries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A joint venture, of which the Company owns 50%, is accounted for using the equity method (See Note 3). All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury Bills, all maturing within one year. The income from short-term investments is included in other income--net. The Company intends to hold these investments until maturity.

INVENTORIES

Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $33.1 million and $32.3 million at December 31, 1995 and 1994, respectively. During 1993, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which increased net income by approximately $779,000 or $.06 per share.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated on the basis of cost. Depreciation is computed by the straight-line and declining balance methods.

INCOME TAXES

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of January 1, 1993. SFAS No. 109 changed the method of accounting for income taxes from the deferred to the liability method. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The cumulative effect at January 1, 1993, of this change in accounting for income taxes reduced net income by $440,000 ($.03 per share) and resulted in a corresponding reduction in deferred income tax assets. Prior year consolidated financial statements were not restated to apply the provisions of SFAS No. 109.

PRODUCT LIABILITY

The Company provides for product liability claims. The provision for product liability claims is charged to cost of products sold.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1995, 1994, and 1993 were $2.1 million, $2.1 million, and $2.4 million, respectively.


16 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NET INCOME PER COMMON SHARE

Net income per common share is based upon the weighted-average number of common shares outstanding during the year which was 13,453,468 in 1995 and 13,452,400 in 1994 and 1993. Common Stock equivalents represent shares awarded, but not issued, pursuant to the Company's Stock Bonus Plan (See Note 5). Common Stock equivalents in 1995, 1994, and 1993 were immaterial.

    The Company effected a two-for-one stock split, in the form of a 100% stock dividend, distributed on May 14, 1993 to stockholders of record on May 7, 1993. All share and per-share amounts have been adjusted to reflect this split.

OTHER

In 1995, the Financial Accounting Standards Board issued SFAS No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company plans to adopt this Statement in the first quarter of 1996 and is currently studying its impact which is not expected to have a material effect on the Company's financial position.

2. INCOME TAXES

Federal and state income taxes (benefit) consisted of the following (in thousands):

- -------------------------------------------------------------------------------------------------------------------
Year ended December 31,            1995                            1994                            1993
- -------------------------------------------------------------------------------------------------------------------
                          Current        Deferred         Current         Deferred        Current         Deferred
- -------------------------------------------------------------------------------------------------------------------
Federal .......           $ 15,292        $   (775)       $ 19,485        $   (841)       $ 18,783        $   (914)
State .........              3,338            (185)          4,494            (195)          5,157            (258)
- -------------------------------------------------------------------------------------------------------------------
                          $ 18,630        $   (960)       $ 23,979        $ (1,036)       $ 23,940        $ (1,172)
- -------------------------------------------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):


December 31,                                                     1995          1994
- -----------------------------------------------------------------------------------
Deferred tax assets:
         Product liability ............................       $ 8,887       $ 8,460
         Employee compensation ........................         2,047         1,884
         Product safety modifications .................           575           619
         Allowances for doubtful accounts and discounts           741           620
         Inventory ....................................         1,113           985
         Other ........................................         2,186         1,520
- -----------------------------------------------------------------------------------
Total deferred tax assets .............................        15,549        14,088
- -----------------------------------------------------------------------------------
Deferred tax liabilities:
         Prepaid insurance ............................           372           499
         Depreciation .................................         2,065         1,319
         Pension plans ................................         1,543         1,661
- -----------------------------------------------------------------------------------
Total deferred tax liabilities ........................         3,980         3,479
- -----------------------------------------------------------------------------------
Net deferred tax assets ...............................       $11,569       $10,609
===================================================================================


17 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The effective income tax rate varied from the statutory Federal income tax rate as follows:


Year ended December 31,                                  1995          1994          1993
- -----------------------------------------------------------------------------------------
Statutory Federal income tax rate ............           35.0%         35.0%         35.0%
State income taxes, net of Federal tax benefit            4.7           5.0           6.0
Other items ..................................             .6            .3           (.3)
- -----------------------------------------------------------------------------------------
Effective income tax rate ....................           40.3%         40.3%         40.7%
=========================================================================================


    The Company made income tax payments of approximately $16.4 million, $27.4 million, and $20.7 million during 1995, 1994, and 1993, respectively.

3. JOINT VENTURE

The Company entered into a joint venture agreement with Callaway Golf Company, Inc. ("Callaway") to plan, develop, build, and operate a foundry for the production of golf club heads investment cast in titanium. The joint venture named Antelope Hills, LLC, is owned 50% by the Company and 50% by Callaway. The Company has been designated as the manager of the facility and is responsible for all daily activity and recordkeeping. Construction of the Antelope Hills foundry is currently underway and is expected to be completed in the third quarter of 1996.

4. PENSION PLANS

The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all hourly (Hourly Plan) and salaried (Salaried Plan) employees. Benefits under the Salaried Plan are based on an employee's number of years of service, basic compensation during the last five years of employment, and Social Security "Covered Compensation". Benefits under the Hourly Plan are based on the number of years of an employee's service. The Company's funding policy is to contribute annually to fund each plan's normal cost and provide for amortization of any unfunded prior service cost over a period of approximately twenty years.

    The Company also sponsors a defined contribution pension plan (Profit Sharing Plan) which covers substantially all of its salaried employees and a non-qualified defined contribution pension plan (Supplemental Executive Profit Sharing Plan) which covers certain of its salaried employees. Contributions to these plans are determined annually by the Company's Board of Directors and, in the case of the Profit Sharing Plan, contributions cannot exceed the maximum amount deductible for Federal income tax purposes.

    A summary of the components of net periodic pension cost for the defined benefit pension plans and amounts charged to pension expense for the defined contribution plans were as follows (in thousands):


- ------------------------------------------------------------------------------------------------
Year ended December 31,                                       1995           1994           1993
- ------------------------------------------------------------------------------------------------
Defined benefit plans:
  Service cost--benefits earned during the period ..       $   817        $   832        $   615
  Interest cost on projected benefit obligation ....         1,472          1,278          1,205
  Actual return on plan assets .....................        (3,249)           550         (2,446)
  Net amortization and deferral ....................         1,687         (2,478)           816
- ------------------------------------------------------------------------------------------------
  Net periodic pension cost of defined benefit plans           727            182            190
Profit Sharing Plan ................................           706            684            687
Supplemental Executive Profit
Sharing Plan .......................................           285            211            165
- ------------------------------------------------------------------------------------------------
Net periodic pension cost ..........................       $ 1,718        $ 1,077        $ 1,042
- ------------------------------------------------------------------------------------------------


18 Sturm, Ruger & Company, Inc. and Subsidiaries           [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)


The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans (in thousands):


December 31,                                                                  1995           1994
- ---------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation,
  including vested benefits of $21,200 in 1995 and
  $15,161 in 1994 ..................................................       $(21,918)       $(15,722)
- ---------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligation for
  services rendered to date ........................................       $(23,611)       $(16,727)
Plans' assets (unallocated insurance contracts) at contract value...         21,784          18,552
- ---------------------------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligation ............         (1,827)          1,825
Prior service cost not yet recognized in net periodic pension cost..          1,536           1,679
Unrecognized net gain from past experience, different from
  that assumed, and effects of changes in assumptions ..............          3,640             (35)
Unrecognized net asset from date of adoption of
  SFAS No. 87 (January 1, 1987) ....................................           (818)           (938)
- ---------------------------------------------------------------------------------------------------
Prepaid pension cost ...............................................       $  2,531        $  2,531
- ---------------------------------------------------------------------------------------------------


                                                               Hourly Plan                Salaried Plan
- ------------------------------------------------------------------------------------------------------------
                                                               December 31,                December 31,
                                                          1995     1994     1993      1995     1994     1993
- ------------------------------------------------------------------------------------------------------------
Summary of significant actuarial assumptions used:
  Discount rate                                             7%       8%       7%       7%       8%       7%
  Rate of increase in compensation levels                  N/A      N/A      N/A       5%       5%       5%
  Expected long-term rate of return on assets               9%       9%       9%       9%       9%       9%

     In 1995, the Company changed certain actuarial assumptions used in the pension accounting calculation for its defined benefit pension plans. The discount rate was reduced to 7% per annum and a more current mortality table was adopted. These changes increased the projected benefit obligation by approximately $5 million at December 31, 1995.

5. STOCK BONUS PLAN

The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 1995, 251,000 shares of Common Stock are reserved for future awards.

6. CONTINGENT LIABILITIES

The Company is a defendant in approximately 22 lawsuits involving product liability claims and is aware of other product liability claims which allege defective product design. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories. In many of the lawsuits, punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and, if applicable, insurance coverage. Management believes that, in every case, the allegations of defective product design are unfounded, and that the accident and any results therefrom were due to negligence or misuse of the firearm by the claimant or a third party and that there should be no recovery against the Company.

     The Company's management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. The number of lawsuits and claims that were tried, dismissed, settled or otherwise resolved, and average settlement payments (excluding legal fees) were as follows: 1995--18 and $46,000, 1994--24 and $55,000. While it is difficult to forecast the outcome of these claims, in the opinion of management, after consultation with special and corporate counsel, the outcome of these claims will not have a material adverse effect on the results of operations or financial condition of the Company.


19 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)


7. INDUSTRY SEGMENT DATA AND CONCENTRATIONS OF CREDIT RISK

The Company's business segments are engaged in manufacturing firearms and investment castings. Corporate assets consisting principally of cash and cash equivalents, short-term investments, and deferred taxes have been segregated along with related income; however, general corporate expenses are allocated to the segments in relation to the size of their operations.

     The Company's manufacturing operations are located in the United States of America and export sales are not significant. Intersegment sales are accounted for at cost.

     The firearm segment's principal markets are sporting and law enforcement. Distribution is mainly through a select number of distributors primarily located throughout the United States. Sales of firearms to two distributors accounted for approximately 12% and 9% of 1995, 15% and 8% of 1994, and 16% and 9% of 1993 consolidated net sales, respectively.

     The casting segment's principal markets are sporting goods, commercial, and military. Sales are made directly to customers and through manufacturers' representatives. In 1995, sales of castings to one customer accounted for approximately 12% of consolidated net sales.

Year ended December 31, (in thousands)           1995         1994         1993
- ---------------------------------------------------------------------------------
Net Sales
  Firearm .................................   $ 155,622    $ 180,079    $ 176,203
  Casting
    Unaffiliated ..........................      36,847       16,358       17,996
    Intersegment ..........................      30,956       33,468       23,809
- ---------------------------------------------------------------------------------
                                                 67,803       49,826       41,805
  Eliminations ............................     (30,956)     (33,468)     (23,809)
- ---------------------------------------------------------------------------------
                                              $ 192,469    $ 196,437    $ 194,199
=================================================================================
Income Before Income Taxes
  Firearm .................................   $  34,778    $  51,275    $  50,730
  Casting .................................       6,051        3,204        3,859
  Corporate (principally interest income)..       3,017        2,513        1,408
- ---------------------------------------------------------------------------------
                                              $  43,846    $  56,992    $  55,997
=================================================================================
Identifiable Assets
  Firearm .................................   $  80,006    $  68,734    $  62,653
  Casting .................................      34,730       18,655       13,175
  Corporate ...............................      63,816       82,103       74,257
- ---------------------------------------------------------------------------------
                                              $ 178,552    $ 169,492    $ 150,085
=================================================================================
Depreciation
  Firearm .................................   $   4,523    $   3,782    $   3,259
  Casting .................................       2,353        1,499        1,093
- ---------------------------------------------------------------------------------
                                              $   6,876    $   5,281    $   4,352
=================================================================================
Capital Expenditures
  Firearm .................................   $   7,245    $   8,009    $   5,211
  Casting .................................       8,469        4,425        2,080
- ---------------------------------------------------------------------------------
                                              $  15,714    $  12,434    $   7,291
=================================================================================


20 Sturm, Ruger & Company, Inc. and Subsidiaries            [STURM, RUGER LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)


     The Company performs periodic credit evaluations of its distributors' and other customers' financial condition and generally does not require collateral. The Company has a concentration of trade receivables from five firearm distributors aggregating $8.1 million (ranging from $.8 million to $2.5 million) and $7.8 million (ranging from $1.0 million to $3.2 million) as of December 31, 1995 and 1994, respectively. These distributors sell to numerous retailers and dealers in different regions of the country. The Company has a trade receivable with one casting segment customer of $5.1 million as of December 31, 1995.

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1995 (in thousands, except per-share data):

                                                THREE MONTHS ENDED
- --------------------------------------------------------------------------------
                                3/31/95      6/30/95       9/30/95      12/31/95
- --------------------------------------------------------------------------------
     NET SALES ...............  $50,303      $45,196       $42,086       $54,884
     GROSS PROFIT ............   17,627       14,106         7,500        18,306
     NET INCOME ..............    8,559        6,480         2,101         9,036
     NET INCOME PER SHARE ....      .64          .48           .15           .67

                                                 Three Months Ended
- --------------------------------------------------------------------------------
                                3/31/94      6/30/94       9/30/94      12/31/94
- --------------------------------------------------------------------------------
     Net sales ...............  $51,053      $48,554       $44,942       $51,888
     Gross profit ............   19,987       18,023        14,894        18,094
     Net income ..............    9,854        8,533         6,892         8,770
     Net income per share ....      .73          .64           .51           .65

     The sum of the quarters' net income per share may not equal the full year per-share amounts due to rounding differences resulting from changes in the number of common shares outstanding.


     The Company made certain adjustments in the fourth quarters of 1995 and 1994 resulting from changes in estimates that were material to the operating results of each quarter. These adjustments related primarily to inventory and increased net income in the fourth quarters of 1995 and 1994 by approximately $1.5 million or $.11 per share and $1.1 million or $.08 per share, respectively.


21 Sturm, Ruger & Company, Inc. and Subsidiaries           [STURM, RUGER LOGO]

REPORT OF INDEPENDENT AUDITORS


[ERNST & YOUNG LLP LOGO]  - 1111 Summer Street            - Phone: 203 326 8200
                            Stamford, Connecticut 06905     Fax:   203 358 9644



Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.

     We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in the notes to the financial statements, in 1993 the Company changed its method of accounting for income taxes.




                                            /s/ Ernst & Young LLP



February 23, 1996


22 Sturm, Ruger & Company, Inc. and Subsidiaries            [STURM, RUGER LOGO]

STOCKHOLDER INFORMATION


COMMON STOCK DATA

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR". At January 31, 1996 the Company had 1,681 stockholders of record.

     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                       DIVIDENDS
                                                 HIGH         LOW      PER SHARE
- --------------------------------------------------------------------------------
1995:
  FIRST QUARTER .............................   $34.50       $28.00       $.35
  SECOND QUARTER ............................    32.63        27.00        .35
  THIRD QUARTER .............................    35.63        30.75        .35
  FOURTH QUARTER ............................    31.25        25.88        .35
1994:
  First Quarter .............................   $30.38       $23.88       $.30
  Second Quarter ............................    33.25        27.88        .30
  Third Quarter .............................    29.88        25.00        .30
  Fourth Quarter ............................    28.50        25.38        .30

ITEMS OF INTEREST TO STOCKHOLDERS


ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, April 25, 1996 at Marriott's Camelback Inn, Scottsdale, Arizona, at 10:30 a.m.


PRINCIPAL BANKS

Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona


INDEPENDENT AUDITORS

Ernst & Young LLP, Stamford, Connecticut


TRANSFER AGENT

Harris Trust & Savings Bank, Chicago, Illinois


FORM 10-K REPORT AVAILABLE

A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission for 1995 can be obtained free of charge by writing to:

Corporate Secretary
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, Connecticut 06490


23 Sturm, Ruger & Company, Inc. and Subsidiaries            [STURM, RUGER LOGO]

DIRECTORS AND OFFICERS

                                    [PHOTO]
                                   [CAPTION]
             Sturm, Ruger Board of Directors, October 1995 Meeting.
                               Back Row (L to R)
                  Anderson, Cunniff, Hornor, Terhune, Kingsley
                               Front Row (L to R)
                       Service, Ruger, Jr., Ruger, Kelley


DIRECTORS


**William B. Ruger
  Chairman and
  Chief Executive Officer

  William B. Ruger, Jr.
  Vice Chairman and
  Senior Executive Officer

 *Nils Anderson, Jr.
**Retired President
  Debevoise-Anderson Co., Inc.

 *Richard T. Cunniff
**President, Ruane, Cunniff & Co., Inc.

 *Townsend Hornor
  Corporate Director


  Paul X. Kelley
  Vice Chairman
  Cassidy and Associates, Inc.

  John M. Kingsley, Jr.
  Executive Vice President

  James E. Service
  Consultant
  PGGR/Russell, Inc.

  Stanley B. Terhune
  Consultant

 *Audit Committee Member

**Compensation Committee Member


OFFICERS

  William B. Ruger
  Chairman and
  Chief Executive Officer

  William B. Ruger, Jr.
  Vice Chairman and
  Senior Executive Officer

  Gerald W. Bersett
  President and
  Chief Operating Officer

  John M. Kingsley, Jr.
  Executive Vice President

  Stephen L. Sanetti
  Vice President
  General Counsel

  Leslie M. Gasper
  Secretary



                  [Photo]           [Photo]         [Photo]
                  BERSETT           SANETTI         GASPER


24 Sturm, Ruger & Company, Inc. and Subsidiaries            [STURM, RUGER LOGO]

PLANT LOCATIONS

[PHOTO]
Southport, Connecticut,
Corporate Headquarters


[PHOTO]
Newport, New Hampshire,
Firearms Division


[PHOTO]
Newport, New Hampshire,
Pine Tree Castings Division


[PHOTO]
Prescott, Arizona,
Firearms & Ruger
Investment Casting Divisions


[PHOTO]
Manchester, New Hampshire,
Uni-Cast Division


Sturm, Ruger & Company, Inc. manufactures sporting and law enforcement firearms in Newport, NH and Prescott, AZ. Southport, CT is the site of the Company's Corporate Headquarters. Newport is also the site of Pine Tree Castings, a major producer of highquality ferrous (both chrome-moly and stainless-steel) investment castings. In addition, the Company operates a state-of-the art investment casting foundry in Prescott, Ruger Investment Castings, which produces titanium, ferrous, and aluminum commercial investment castings as well as components for the Company's firearms production. This facility also is the site of a contiuing research effort endeavoring to produce technologically superior small arms and other component parts. The Company also operates an aluminum foundry, Uni-Cast, in Manchester, NY, which produces a wide variety of complex parts.


25 Sturm, Ruger & Company, Inc. and Subsidiaries             [STURM, RUGER LOGO]

                      [STURM, RUGER & COMPANY, INC. LOGO]
                   Lacey Place, Southport, Connecticut 06490