Form 10-K, Exhibit 13
period 1996-12-31
STURM RUGER & CO INC
filed 1997-03-28
CIK 95029

                                                                    EXHIBIT 13.1

Selected Financial Data
(Dollars in thousands, except per share data)

                                                                                    Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                               1996            1995            1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
Net firearms sales .................................    $   148,829     $   155,622     $   180,079     $   176,203     $   138,967
Net castings sales .................................         74,466          36,847          16,358          17,996          17,108
-----------------------------------------------------------------------------------------------------------------------------------
Total net sales ....................................    $   223,295     $   192,469     $   196,437     $   194,199     $   156,075
===================================================================================================================================
Cost of products sold ..............................    $   150,200     $   134,930     $   125,439     $   123,336     $   105,826
Gross profit .......................................         73,095          57,539          70,998          70,863          50,249
Income before income taxes and cumulative
        effect of accounting change ................         56,835          43,846          56,992          55,997          37,142
Income taxes .......................................         22,450          17,670          22,943          22,768          14,991
Net income .........................................         34,385          26,176          34,049          32,789          22,151
Net income per share ...............................           1.28            0.97            1.27            1.22            0.82
Cash dividends per share ...........................           0.80            0.70            0.60           0.525           0.625


                                                                                           December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                               1996            1995            1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
Working capital ....................................    $    95,217     $    91,942     $    93,852     $    81,504     $    65,358
Total assets .......................................        189,890         178,552         169,492         150,085         124,185
Total stockholders' equity .........................        146,727         133,735         126,295         108,389          89,725
Book value per share ...............................           5.45            4.97            4.69            4.03            3.33
Return on stockholders' equity .....................           24.5%           20.1%           29.0%           33.1%           25.4%
Current ratio ......................................       5.0 to 1        4.6 to 1        4.8 to 1        4.3 to 1        4.5 to 1
Common shares outstanding ..........................     26,916,800      26,910,800      26,904,800      26,904,800      26,904,800
Number of stockholders of record ...................          1,899           1,678           1,478           1,400           1,164
Number of employees ................................          2,094           1,937           1,905           1,719           1,549

Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations.



  [THE FOLLOWING TABLES WERE PRESENTED AS BAR GRAPHS IN THE PRINTED MATERIAL]

   <<<<<<<<<<<<<<<<<<<<<<<<<INSERT TABLES HERE>>>>>>>>>>>>>>>>>>>>>>>>>>>>>>>



                                     4-----

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Company's sales are comprised of the sales of fire- arms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories - rifles, shotguns, pistols, and revolvers. Investment castings are manufactured using titanium, ferrous, and aluminum alloys.

Results of Operations

All share and per share amounts have been adjusted to reflect the two-for-one stock split on September 16, 1996.

Year ended December 31, 1996, as compared to year ended December 31, 1995:

Record consolidated net sales of $223.3 million were achieved by the Company in 1996, an increase of $30.8 million or 16.0% from 1995 net sales of $192.5 million. The record 1996 consolidated net sales were achieved by strong operations of the castings segment, offset by a slight decrease in the firearms segment during a difficult year for the entire firearms industry. The Company's previous record consolidated net sales of $196.4 million were reached in 1994.

Firearms segment net sales were $148.8 million in 1996 compared to $155.6 million in 1995, a decrease of $6.8 million or 4.4%. Unit shipments of firearms in 1996 decreased by 6.6% from 1995. This is the second year in a row that firearms segment sales decreased and was primarily a result of reduced overall market demand and corresponding sales levels in the latter half of 1996 of the Company's firearms models in the industry product categories of rifles, pistols, and revolvers.

The Company's Newport, New Hampshire manufacturing facility, which produces rifles, shotguns, and revolvers, implemented certain operational changes in the fourth quarter of 1996 and first quarter of 1997 to more accurately match firearm production levels with expected market demand and reduce inventory quantities. Also, in December 1996, the Company commenced a sales promotion program that provides discounts of up to 10% on certain double-action revolver models based on customer purchases. This program did not have a significant impact on 1996 sales or operating results and the impact of the program on 1997 sales or operating results cannot be estimated by the Company at the present time. The Company anticipates that sales levels of rifles and revolvers for the first half of 1997 will be less than the first half of 1996.

Sales and unit shipments of pistols in 1996 were less than in 1995 due to a special sales promotion offered in the fourth quarter of 1995. At the present time the Company anticipates that demand for pistols in 1997 will approximate 1996 levels.

Castings segment net sales increased by 102.1% to $74.5 million in 1996 from $36.8 million in 1995. This increase was primarily achieved by Ruger Investment Casting ("RIC") producing and shipping greater quantities of titanium golf club heads for Callaway Golf, Inc. ("Callaway Golf"). Approximately 61% of the sales in dollars to Callaway Golf were made in the first six months of 1996. Sales of titanium golf club heads in the latter half of 1996 were affected by changes in production mix, completion of 1996 golf club model requirements, and a reduction of sales price per unit. In August 1996, the Company received shipping instructions from Callaway Golf covering the 1997 golf club production program for titanium golf club heads through 1997. This order, valued at approximately $66 million, was part of the production anticipated in the existing contract between the two companies. The sales price per unit of titanium golf club heads was reduced in this order from the amount the Company had previously received through most of 1996. In March 1997 the Company agreed to stretch out the delivery schedule of golf club heads pursuant to the August 1996 Callaway Golf order from completion in October 1997 to completion in September 1998. In return, the Company was released from the provision of its agreement with Callaway Golf which prohibited the Company from producing titanium golf club heads for any golf club customer other than Callaway Golf. The extension of the delivery times of the August 1996 order will shift some anticipated 1997 revenues into 1998, and therefore may affect 1997 castings sales and operating results. However, the Company feels that this agreement is beneficial as it allows the Company the flexibility to actively seek additional customers for titanium golf club heads while maintaining its current business with Callaway Golf. New business could utilize capacity available at RIC.

Consolidated cost of products sold for 1996 was $150.2 million compared to $134.9 million for 1995. This increase of $15.3 million or 11.3% was primarily attributable to increases in sales by the castings segment.

Gross profit as a percentage of net sales increased to 32.7% in 1996 from 29.9% in 1995. Efficiencies realized from increased production and sales of investment cast titanium golf club heads and reductions in product liability and workers' compensation costs were the primary reasons for this increase. The 1995 year was adversely impacted by a number of factors including the special sales promotion offered on most pistol models in the fourth quarter of 1995, an unfavorable firearm product sales mix, costs incurred by RIC to expand capacity for the production of titanium golf club heads, and inefficiencies from decreased firearm unit production at the Company's Prescott, Arizona facility. The gross profit margin for castings segment sales was higher in 1996 than in 1995.



                                     6-----

Selling, general and administrative expenses increased by 13.1% to $19.2 million in 1996 from $17.0 million in 1995. This increase was primarily the result of increased advertising costs and additions to the Company's executive management in the latter part of 1995 and first quarter of 1996.

The effective income tax rate decreased in 1996 to 39.5% from 40.3% in 1995 due to lower state income taxes.

As a result of the preceding factors, consolidated net income for 1996 increased to $34.4 million from $26.2 million for 1995, or by $8.2 million and 31.4%.

Results of Operations

Year ended December 31, 1995, as compared to year ended December 31, 1994:

Consolidated net sales of $192.5 million were reached by the Company in 1995, a decrease of $4.0 million or 2.0% from 1994 consolidated net sales of $196.4 million.

Firearms segment net sales decreased in 1995 by $24.5 million or 13.6% to $155.6 million from $180.1 million in 1994. The decrease in firearm unit shipments of 12.8% was primarily attributable to weak demand throughout most of the year for pistols, which are manufactured in the Company's Prescott, Arizona facility. In the fourth quarter of 1995, the Company offered a special sales promotion on most pistol models. This program, which reduced the average selling price of these pistols by 10% to 30%, had the impact of producing significantly greater sales quantities than those anticipated if the program had not been offered.

Sales of firearms in the other industry product categories - rifles, shotguns, and revolvers - remained strong in 1995 with demand for these products being substantially in excess of the production capacity of the Company's Newport, New Hampshire facility through most of the year. In the third quarter of 1995, the outfitting of machinery and equipment in the 65,000 square foot addition to the Newport facility was completed which enabled the facility to realize significant firearm production increases in the fourth quarter.

Castings segment net sales increased by 125.3% to $36.8 million in 1995 from $16.4 million in 1994. This increase was achieved by RIC commencing the shipment of "Great Big Bertha" titanium golf club heads to Callaway Golf in the first quarter of 1995. The Company invested considerable resources in late 1994 and throughout 1995 to significantly increase its capacity to produce titanium investment castings. Higher production quantities of "Great Big Bertha" titanium golf club heads were achieved beginning in the latter part of the third quarter and increased steadily through the fourth quarter of 1995.

Consolidated cost of products sold for 1995 was $134.9 million compared to $125.4 million for 1994, an increase of $9.5 million or 7.6%. This increase was primarily attributable to a number of factors which affected both the firearms and castings segments, consisting of an unfavorable firearm product sales mix, costs incurred by RIC to expand capacity for the production of an increasing number of titanium golf club heads, inefficiencies from decreased firearm unit production at the Company's Prescott, Arizona facility, and increases in castings segment sales which had higher manufacturing costs as a percentage of sales dollars.

During the third quarter of 1995, the Company implemented certain steps that reallocated production capacity from the Prescott firearms facility. Specifically, the Company transferred skilled production employees and manufacturing floor space to RIC. Also, significant process changes in the manufacturing of titanium golf club heads were made in the fourth quarter of 1995 which had a positive impact on both production and operating margins.

In June 1995, the Company entered into a joint venture agreement with Callaway Golf to collaborate in the construction and operation of a new investment castings foundry, Antelope Hills, LLC ("Antelope Hills"), for the production of titanium golf club heads. Under the terms of this agreement, Callaway Golf committed to purchase a quantity of titanium golf club heads with sales prices totalling a minimum of approximately $150 million in the years 1996 through 1998 from combined Company and Antelope Hills facilities.

As a result of the foregoing and the impact of the special sales promotion offered on most pistol models in the fourth quarter of 1995, gross profit as a percentage of net sales decreased to 29.9% in 1995 from 36.1% in 1994.

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

As a result of the foregoing factors, consolidated net income for 1995 decreased to $26.2 million from $34.0 million for 1994, or by $7.9 million and 23.1%.

Financial Condition

At December 31, 1996, the Company had cash, cash equivalents,



                                     -----7
and short-term investments of $33.4 million, working capital of $95.2 million, and a current ratio of 5.0 to 1. Cash provided by operating activities was $24.4 million, $16.9 million, and $35.4 million for the years ended December 31, 1996, 1995, and 1994, respectively. The $7.4 million increase in 1996 from 1995 is primarily a result of increased net income. The 1995 decrease from 1994 is the result of a decline in net income of $7.9 million as well as an increase in inventory of $15.2 million in 1995. Future inventory levels will be determined based on a number of conditions including market demand for the Company's products, production capabilities, and the Company's ability to obtain raw materials at favorable prices. The Company has reviewed its inventory management policies in the latter part of 1996 and plans to reduce inventory quantities of raw material, work-in-process, and finished goods throughout 1997.

The Company follows an industry wide practice of offering a "dating plan" to its firearms customers on selected products which allows the purchasing distributor to buy the products commencing generally in December, the start of the Company's dating plan year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through March have to be made by April 30. Shipments made in subsequent months are required to be paid for within 90 days. Dating plan receivables were $10.0 million at December 31, 1996 compared to $7.9 million at December 31, 1995. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

The Company's production of titanium golf club heads requires certain titanium metal alloys ("titanium"). Presently, the Company buys a majority of its titanium under a short-term purchasing arrangement from one supplier. Although there are limited suppliers of titanium, management believes that other sources could provide the Company with the requirements to meet production demands. However, purchase prices charged by these alternative suppliers might be higher than the Company currently pays, which could have an adverse effect on the Company's operations. The Company believes that it has adequate quantities of titanium in inventory to provide enough time to locate another supplier without interruption of manufacturing operations.

Capital expenditures for the past three years averaged $11.9 million per year. These expenditures have all been internally financed through funds provided by operations. The Company has budgeted $7.9 million for capital expenditures in 1997 to upgrade and modernize its facilities and to add capacity for the production of ceramic-reinforced metal composite products at the Uni-Cast Division. The Company finances and intends to continue to finance these activities with funds provided from operations.

Additional capital expenditures of $7.5 million were made by the Company during 1996 and have totaled $9.2 million to date towards the construction and outfitting of Antelope Hills.

The Company's stockholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of voting Common Stock, par value $1.00 per share, from 20,000,000 to 40,000,000 at a special meeting of stockholders on July 23, 1996. On July 24, 1996 the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend which was distributed on September 16, 1996 to stockholders of record on August 15, 1996. All share and per share amounts have been adjusted to reflect this split. The stock split resulted in the retroactively applied transfer of $13.5 million (par value of $1.00 per share) from retained earnings to Common Stock which had the effect of decreasing retained earnings and increasing Common Stock.

In 1996 dividends paid totaled $21.5 million. This amount reflects regular quarterly dividends of $0.20 per share paid on March 15, 1996, June 15, 1996, September 16, 1996, and December 15, 1996. On February 1, 1997 the Company declared a regular quarterly dividend of $0.20 per share payable on March 14, 1997. Future dividends depend on many factors including internal estimates of future performance and the Company's needs for funds. Historically the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes that it has the ability to raise substantial amounts of short-term and long-term debt. However, the Company does not anticipate any need for external financing through 1997.

The purchase of firearms is subject to federal, state, and local governmental regulations. The basic federal laws are the National Firearms Act and the Federal Firearms Act. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sales of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time Congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms, or to impose a mandatory waiting period prior to their purchase. Several states currently have laws in effect similar to the aforementioned legislation.



                                     8-----

The "Brady Law" mandates a nationwide five day waiting period prior to the purchase of a handgun. The Company believes that because its customers are sportsmen, hunters, gun collectors, and law enforcement agencies, and since approximately twenty-six states had previously enacted some form of a waiting period prior to purchase, the "Brady Law" has not had a significant effect on the Company's sales of firearms. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called assault weapons. To the contrary, all the Company's then manufactured long guns were exempted by name as "legitimate sporting firearms". A separate provision of the "Crime Bill" prohibited production or sale of detachable magazines of over ten round capacity manufactured after September 13, 1994 other than to law enforcement agencies. Only two such magazines (9mm and .40 caliber) were commercially sold by the Company and production of substitute ten round magazines in these calibers (approved by the BATF) began immediately. The Company remains strongly opposed to laws which would unduly restrict the rights of law-abiding citizens to acquire firearms for legitimate purposes. The Company believes that the private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that such restrictions will not have a material adverse effect on the business of the Company.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. While it is difficult to forecast the outcome of litigation or the timing of costs, management believes, after consultation with counsel, that this litigation will not have a material adverse effect on the financial condition of the Company. The Company is not aware of any adverse trends in its litigation as a whole and as a result of favorable litigation experiences over the past several years product liability expenses declined in 1996. The Company anticipates that these types of expenses in 1997 will approximate 1996 levels.

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

In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 96-1, Environmental Remediation Liabilities, the effect of which is not expected to be material to the operating results of the Company.

The Company expects to realize its deferred tax assets through tax deductions against future taxable income or a carryback against taxes previously paid.

Inflation's effect on the Company's operations is most immediately felt in the cost of products sold because the Company values inventory on the LIFO basis. Generally under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reporting income which would result from the slower recognition of increased costs when other methods are used. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy with the exception of higher prices of titanium in 1996. In 1996, the rate of inflationary cost increases was higher than in 1995, and in 1995 was lower than 1994.

Forward-Looking Statements and Projections

The Company may from time to time make forward-looking statements and projections concerning future expectations. The statements contained herein regarding future anticipated market demand for the Company's firearms products, the Company's efforts to match production with market demand and reduce inventory quantities, the ability to generate additional titanium investment castings sales, the results of pending litigation against the Company, and the impact of possible additional firearms control legislation are forward-looking statements within the meaning of the Securities Exchange Act of 1934. Such statements are based on current expectations and are subject to certain qualifications, risks, and uncertainties, such as material variations in the actual sales rates of firearms and titanium castings, the failure to achieve certain operational goals, new firearm product acceptance, and adverse legislation or litigation results, any one or more which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on the forward-looking statements which speak only as of the date hereof and the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence or non-occurrence of anticipated events.



                                     -----9

Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                        1996         1995
Assets
Current Assets
Cash and cash equivalents ..................................   $   2,729    $   3,633
Short-term investments .....................................      30,652       43,477
Trade receivables, less allowances for doubtful accounts
  ($834 and $981) and discounts ($1,095 and $871) ..........      21,074       19,864
Inventories:
  Finished products ........................................      11,895        6,039
  Materials and products in process ........................      43,173       36,253
-------------------------------------------------------------------------------------
                                                                  55,068       42,292
Deferred income taxes ......................................       7,949        7,231
Prepaid expenses and other assets ..........................       1,690        1,044
-------------------------------------------------------------------------------------
Total Current Assets .......................................     119,162      117,541



Property, Plant, and Equipment
  Land and improvements ....................................       3,495        3,423
  Buildings and improvements ...............................      21,830       20,087
  Machinery and equipment ..................................      72,440       67,913
  Dies and tools ...........................................      20,732       19,449
-------------------------------------------------------------------------------------
                                                                 118,497      110,872
  Allowances for depreciation ..............................     (74,330)     (66,742)
-------------------------------------------------------------------------------------
                                                                  44,167       44,130
Deferred Income Taxes ......................................       4,672        4,338
Investment in Joint Venture (Note 3) .......................      10,586        1,645
Other Assets ...............................................      11,303       10,898
-------------------------------------------------------------------------------------
Total Assets ...............................................   $ 189,890    $ 178,552
=====================================================================================

See accompanying notes



                                    12-----

December 31,                                                        1996         1995
Liabilities and Stockholders' Equity
Current Liabilities
Trade accounts payable and accrued expenses ................   $   4,628    $   3,993
Product safety modifications ...............................       1,302        1,439
Product liability ..........................................       3,000        3,000
Employee compensation ......................................       8,312        7,888
Workers' compensation ......................................       6,108        6,262
Income taxes ...............................................         595        3,017
-------------------------------------------------------------------------------------
Total Current Liabilities ..................................      23,945       25,599


Product Liability Accrual ..................................      19,218       19,218


Contingent Liabilities (Note 6) ............................        --           --


Stockholders' Equity Common Stock, non-voting, par value $1:
  Authorized shares - 50,000; none issued
  Common Stock, par value $1:
  Authorized shares - 40,000,000
  Issued and outstanding
  shares -26,916,800 and 26,910,800 ........................      26,917       26,911
Additional paid-in capital .................................       2,514        2,380
Retained earnings ..........................................     117,296      104,444
-------------------------------------------------------------------------------------
Total Stockholders' Equity .................................     146,727      133,735
-------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity .................   $ 189,890    $ 178,552
=====================================================================================



                                     -----13

Consolidated Statements of Income
(In thousands, except per share data)

Year ended December 31,                                              1996         1995         1994
Net firearms sales ..........................................   $ 148,829    $ 155,622    $ 180,079
Net castings sales ..........................................      74,466       36,847       16,358
---------------------------------------------------------------------------------------------------
Total net sales .............................................     223,295      192,469      196,437
Cost of products sold .......................................     150,200      134,930      125,439
---------------------------------------------------------------------------------------------------
Gross profit ................................................      73,095       57,539       70,998
Expenses:
  Selling ...................................................      13,214       12,345       12,399
  General and administrative ................................       5,959        4,612        4,304
---------------------------------------------------------------------------------------------------
                                                                   19,173       16,957       16,703
---------------------------------------------------------------------------------------------------
                                                                   53,922       40,582       54,295

Other income-net, principally interest ......................       2,913        3,264        2,697
---------------------------------------------------------------------------------------------------
Income Before Income Taxes ..................................      56,835       43,846       56,992

Income taxes ................................................      22,450       17,670       22,943
---------------------------------------------------------------------------------------------------
Net Income ..................................................   $  34,385    $  26,176    $  34,049
===================================================================================================
Net Income Per Share ........................................   $    1.28    $    0.97    $    1.27
===================================================================================================
Cash Dividends Per Share ....................................   $    0.80    $    0.70    $    0.60
===================================================================================================

See accompanying notes



Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                                            Additional
                                                                   Common      Paid-In     Retained
                                                                    Stock      Capital     Earnings
---------------------------------------------------------------------------------------------------
Balance at December 31, 1993 - Note 1 .......................   $  26,905    $   2,283    $  79,201
  Net income ................................................                                34,049
  Cash dividends ............................................                               (16,143)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ................................      26,905        2,283       97,107
  Net income ................................................                                26,176
  Issuance of 6,000 shares of Common Stock ..................           6           97           (3)
  Cash dividends ............................................                               (18,836)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ................................      26,911        2,380      104,444
  Net income ................................................                                34,385
Issuance of 6,000 shares of Common Stock ....................           6          134           (3)
  Cash dividends ............................................                               (21,530)
---------------------------------------------------------------------------------------------------
Balance at December 31, 1996 ................................   $  26,917    $   2,514    $ 117,296
===================================================================================================

See accompanying notes



                                    14-----

Consolidated Statements of Cash Flows
(In thousands)

Year ended December 31,                                              1996         1995         1994
Operating Activities
  Net income ................................................   $  34,385    $  26,176    $  34,049
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation ..........................................       7,588        6,876        5,281
      Issuance of Common Stock ..............................         137          100         --
      Net provision for product safety modifications ........        (137)        (109)        (157)
      Provision for product liability claims, net
        of payments of $2,300, $3,269, and $2,564 ...........        --            731        1,436
      Deferred income taxes .................................      (1,052)        (960)      (1,036)
      Changes in operating assets and liabilities:
        Trade receivables ...................................      (1,210)      (1,975)       1,374
        Inventories .........................................     (12,776)     (15,188)      (5,757)
        Trade accounts payable and accrued expenses .........         635       (2,086)       1,675
        Prepaid expenses, other assets, and other liabilities        (781)       1,095        1,913
        Income taxes ........................................      (2,422)       2,276       (3,414)
---------------------------------------------------------------------------------------------------
          Cash provided by operating activities .............      24,367       16,936       35,364

Investing Activities
  Property, plant, and equipment additions ..................      (7,625)     (15,714)     (12,434)
  Purchases of short-term investments .......................    (156,132)    (158,953)    (168,621)
  Proceeds from sales or maturities of
    short-term investments ..................................     168,957      174,126      161,883
  Investment in joint venture ...............................      (8,941)      (1,645)        --
---------------------------------------------------------------------------------------------------
          Cash used by investing activities .................      (3,741)      (2,186)     (19,172)

Financing Activities
  Dividends paid ............................................     (21,530)     (18,836)     (16,143)
---------------------------------------------------------------------------------------------------
          Cash used by financing activities .................     (21,530)     (18,836)     (16,143)
---------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash and Cash Equivalents ............        (904)      (4,086)          49
Cash and cash equivalents at beginning of year ..............       3,633        7,719        7,670
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ....................   $   2,729    $   3,633    $   7,719
===================================================================================================

See accompanying notes.



                                     -----15

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

STOCK SPLIT
Sturm, Ruger & Company, Inc. (the "Company") effected a two-for-one stock split, in the form of a 100% stock dividend, distributed on September 16, 1996 to stockholders of record on August 15, 1996. All share and per share amounts have been adjusted to reflect this split. The stock dividend resulted in a retroactively applied transfer of $13,458,400 (par value of $1 per share) from retained earnings to Common Stock, which had the effect of decreasing retained earnings and increasing Common Stock.

ORGANIZATION
The Company is principally engaged in the design, manufacture, and sale of firearms and investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company's firearms are sold through a select number of distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturers' representatives to companies in a wide variety of industries.

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

REVENUE RECOGNITION
Revenue is recognized upon the shipment of products.

CASH EQUIVALENTS
The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS
Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury Bills, all maturing within one year. The income from short-term investments is included in other income - net. The Company intends to hold these investments until maturity.

INVENTORIES
Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $37.8 million and $33.1 million at December 31, 1996 and 1995, respectively.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment are stated on the basis of cost. Depreciation is computed by the straight-line and declining balance methods.

INCOME TAXES
Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities.

PRODUCT LIABILITY
The Company provides for product liability claims. The provision for product liability claims is charged to cost of products sold.

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1996, 1995, and 1994 were $3.2 million, $2.1 million, and $2.1 million, respectively.



                                    16-----

Notes to Consolidated Financial Statements
(continued)

NET INCOME PER COMMON SHARE
Net income per common share is based upon the weighted average number of shares of Common Stock outstanding during the year which was 26,913,300 in 1996, 26,906,936 in 1995, and 26,904,800 in 1994. Common Stock equivalents represent shares awarded, but not issued, pursuant to the Company's Stock Bonus Plan (See
Note 5). Common Stock equivalents in 1996, 1995, and 1994 were immaterial.

2. INCOME TAXES
The Federal and state income tax provision (benefit) consisted of the following (in thousands):

Year ended December 31,                     1996                                1995                                1994
------------------------------------------------------------------------------------------------------------------------------------
                                  CURRENT          DEFERRED           Current          Deferred           Current          Deferred
------------------------------------------------------------------------------------------------------------------------------------
Federal ................         $ 19,036          $   (816)         $ 15,292          $   (775)         $ 19,485          $   (841)
State ..................            4,466              (236)            3,338              (185)            4,494              (195)
------------------------------------------------------------------------------------------------------------------------------------
                                 $ 23,502          $ (1,052)         $ 18,630          $   (960)         $ 23,979          $ (1,036)
====================================================================================================================================

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                                                            1996                    1995
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Product liability ................................................................                 $ 8,776                 $ 8,887
  Employee compensation ............................................................                   2,241                   2,047
  Product safety modifications .....................................................                     514                     575
  Allowances for doubtful accounts and discounts ...................................                   1,016                     741
  Inventory ........................................................................                     414                   1,113
  Other ............................................................................                   3,930                   2,186
------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets ..........................................................                  16,891                  15,549
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Prepaid insurance ................................................................                     361                     372
  Depreciation .....................................................................                   2,343                   2,065
  Pension plans ....................................................................                   1,566                   1,543
------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities .....................................................                   4,270                   3,980
------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets ............................................................                 $12,621                 $11,569
====================================================================================================================================

     The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                                                                 1996                1995               1994
------------------------------------------------------------------------------------------------------------------------------------
Statutory Federal income tax rate ........................................              35.0%               35.0%              35.0%
State income taxes, net of Federal tax benefit ...........................               4.8                 4.7                5.0
Other items ..............................................................               (.3)                 .6                 .3
------------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate ................................................              39.5%               40.3%              40.3%
====================================================================================================================================

     The Company made income tax payments of approximately $25.9 million, $16.4 million, and $27.4 million during 1996, 1995, and 1994, respectively.



                                     -----17

Notes to Consolidated Financial Statements
(continued)

3. JOINT VENTURE
In 1995, the Company entered into a joint venture agreement with Callaway Golf Company, Inc. ("Callaway Golf") to construct and operate a foundry for the production of golf club heads investment cast in titanium. The joint venture, named Antelope Hills, LLC ("Antelope Hills"), is owned 50% by the Company and 50% by Callaway Golf. The Company has been designated as the manager of the facility and is responsible for all daily activity and recordkeeping. Construction of Antelope Hills is substantially complete, and production is expected to commence in 1997. Assets and liabilities of Antelope Hills were $15.7 million and $ .1 million, respectively, at December 31, 1996. Antelope Hills incurred a net loss of $ .3 million in 1996, one-half of which has been charged to the Company's 1996 operations. The Company has the option of purchasing Callaway Golf's interest in Antelope Hills at a price equal to Callaway Golf's investment plus 10% per year.

4. PENSION PLANS
The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all hourly (Hourly Plan) and salaried (Salaried Plan) employees. A third defined benefit pension plan, the Supplemental Executive Retirement Plan (Supplemental Plan), is non-qualified and covers certain executive officers of the Company. Benefits under the Hourly Plan are based on the number of years of service. Benefits under the Salaried Plan are based on years of service, basic compensation during the last five years of employment, and Social Security "Covered Compensation". The Company's funding policy for the Hourly Plan and Salaried Plan is to contribute annually amounts sufficient to fund each plan's normal cost and provide for amortization of any unfunded prior service cost over a period of approximately twenty years. Benefits under the Supplemental Plan are based on years of service, compensation as defined, and certain offsets for benefits received under the Company's other pension plans and from Social Security. The Supplemental Plan is unfunded.

     The Company also sponsors a defined contribution plan (Profit Sharing Plan) which covers substantially all of its salaried employees and a non-qualified defined contribution plan (Supplemental Executive Profit Sharing Plan) which covers certain of its salaried employees. Contributions to these plans are determined annually by the Company's Board of Directors and, in the case of the Profit Sharing Plan, contributions cannot exceed the maximum amount deductible for Federal income tax purposes.

     A summary of the components of net periodic pension cost for the defined benefit pension plans and amounts charged to pension expense for the defined contribution plans follows (in thousands):

Year ended December 31,                                                                1996                1995                1994
------------------------------------------------------------------------------------------------------------------------------------
Defined benefit plans:
  Service cost-benefits earned during the period .......................            $ 1,134             $   817             $   832
  Interest cost on projected benefit obligation ........................              1,747               1,472               1,278
  Actual return on plan assets .........................................             (1,074)             (3,249)                550
  Net amortization and deferral ........................................               (534)              1,687              (2,478)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost of defined benefit plans .....................              1,273                 727                 182
Profit Sharing Plan ....................................................                814                 706                 684
Supplemental Executive Profit Sharing Plan .............................                360                 285                 211
------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost ..............................................            $ 2,447             $ 1,718             $ 1,077
====================================================================================================================================



                                    18-----

Notes to Consolidated Financial Statements
(continued)

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans (in thousands):


December 31,                                                                                       1996                    1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    ASSETS EXCEED      ACCUMULATED     ASSETS EXCEED
                                                                                      ACCUMULATED  BENEFITS EXCEED       ACCUMULATED
                                                                                         BENEFITS           ASSETS          BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation,
  including vested benefits of $23,158 in 1996 and
  $21,200 in 1995  ..............................................................        $(18,088)        $ (5,718)        $(21,918)
====================================================================================================================================
Actuarial present value of projected benefit obligation for
  services rendered to date .....................................................        $(18,088)        $ (7,693)        $(23,611)
Plans' assets (unallocated insurance contracts) at market value .................          19,313            4,019           21,784
------------------------------------------------------------------------------------------------------------------------------------
Plans' assets in excess of (less than) projected benefit obligation .............           1,225           (3,674)          (1,827)
Prior service cost not yet recognized in net periodic pension cost ..............             651            2,641            1,536
Unrecognized net gain from past experience, different from
  that assumed, and effects of changes in assumptions ...........................           2,372               48            3,640
Unrecognized net liability (asset) from date of adoption of
  SFAS No. 87 (January 1, 1987) .................................................            (796)             100             (818)
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost ..................................................        $  3,452         $   (885)        $  2,531
====================================================================================================================================


                                                                 Hourly Plan               Salaried Plan     Supplemental Plan
------------------------------------------------------------------------------------------------------------------------------------
                                                                 December 31,               December 31,        December 31,
                                                          1996       1995     1994     1996     1995     1994     1996
------------------------------------------------------------------------------------------------------------------------------------
Summary of significant actuarial assumptions used:
Weighted average discount rate .........................  7.5%         7%       8%     7.5%       7%       8%     7.5%
Rate of increase in compensation levels ................  N/A        N/A      N/A        5%       5%       5%       5%
Expected long-term rate of return on assets ............    9%         9%       9%       9%       9%       9%     N/A

     In 1996, the Company changed the weighted average discount rates which decreased the projected benefit obligation by approximately $1.9 million at December 31, 1996.

5. STOCK BONUS PLAN
The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 1996, 502,000 shares of Common Stock are reserved for future awards.

6. CONTINGENT LIABILITIES
The Company is a defendant in approximately 15 lawsuits involving product liability claims and is aware of other product liability claims which allege defective product design. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories. In many of the lawsuits, punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and, if applicable, insurance coverage. Management believes that, in every case, the allegations of defective product design are unfounded, and that the accident and any results therefrom were due to negligence or misuse of the firearm by the claimant or a third party and that there should be no recovery against the Company.

     The Company's management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is difficult to forecast the outcome of these claims, in the opinion of management, after consultation with special and corporate counsel, the outcome of these claims will not have a material adverse effect on the results of operations or financial condition of the Company. The number of lawsuits and claims that were tried, dismissed, settled or otherwise resolved and average settlement payments (excluding legal fees) were as follows: 1996-21 and $45,000, 1995-18 and $46,000, 1994-24 and $55,000.



                                     -----19

Notes to Consolidated Financial Statements
(continued)

7. INDUSTRY SEGMENT DATA AND CONCENTRATIONS OF CREDIT RISK
The Company's business segments are engaged in manufacturing firearms and ferrous and nonferrous investment castings. Corporate assets, consisting principally of cash and cash equivalents, short-term investments, and deferred taxes, have been segregated along with related income; however, general corporate expenses are allocated to the segments in relation to the size of their operations.

     The Company's manufacturing operations are located in the United States of America and export sales are not significant. Intersegment sales are accounted for at cost.

     The firearms segment's principal markets are sporting and law enforcement. Distribution is mainly through a select number of distributors primarily located throughout the United States. Sales of firearms to two distributors accounted for approximately 12% and 7% of 1996, 12% and 9% of 1995, and 15% and 8% of 1994 consolidated net sales, respectively.

     The castings segment's principal markets are sporting goods, commercial, and military. Sales are made direct to customers and through manufacturers' representatives. In 1996 and 1995, sales of castings to one customer accounted for approximately 27% and 12%, respectively, of consolidated net sales.

Year ended December 31,                      1996           1995           1994
(in thousands)
--------------------------------------------------------------------------------
Net Sales
  Firearms ........................     $ 148,829      $ 155,622      $ 180,079
  Castings
    Unaffiliated ..................        74,466         36,847         16,358
    Intersegment ..................        21,128         30,956         33,468
--------------------------------------------------------------------------------
                                           95,594         67,803         49,826
  Eliminations ....................       (21,128)       (30,956)       (33,468)
--------------------------------------------------------------------------------
                                        $ 223,295      $ 192,469      $ 196,437
================================================================================
Income Before Income Taxes
  Firearms ........................     $  32,688      $  34,778      $  51,275
  Castings ........................        21,474          6,051          3,204
  Corporate (principally
    interest income) ..............         2,673          3,017          2,513
--------------------------------------------------------------------------------
                                        $  56,835      $  43,846      $  56,992
================================================================================
Identifiable Assets
  Firearms ........................     $  80,504      $  80,006      $  68,734
  Castings ........................        58,239         34,730         18,655
  Corporate .......................        51,147         63,816         82,103
--------------------------------------------------------------------------------
                                        $ 189,890      $ 178,552      $ 169,492
================================================================================
Depreciation
  Firearms ........................     $   4,550      $   4,523      $   3,782
  Castings ........................         3,038          2,353          1,499
--------------------------------------------------------------------------------
                                        $   7,588      $   6,876      $   5,281
================================================================================
Capital Expenditures
  Firearms ........................     $   2,899      $   7,245      $   8,009
  Castings ........................         4,726          8,469          4,425
--------------------------------------------------------------------------------
                                        $   7,625      $  15,714      $  12,434
================================================================================



                                    20-----

Notes to Consolidated Financial Statements
(continued)

     The Company performs periodic credit evaluations of its distributors' and other customers' financial condition and generally does not require collateral. The Company had a concentration of trade receivables from five firearms distributors aggregating $10.0 million (ranging from $.9 million to $3.7 million) and $8.1 million (ranging from $.8 million to $2.5 million) as of December 31, 1996 and 1995, respectively. These distributors sell to numerous retailers and dealers in different regions of the country. The Company had a trade receivable with one castings segment customer of $5.5 million and $5.1 million as of December 31, 1996 and 1995, respectively.

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1996 (in thousands, except per share data):

                                                THREE MONTHS ENDED
--------------------------------------------------------------------------------
                                  3/31/96      6/30/96      9/30/96     12/31/96
--------------------------------------------------------------------------------
NET SALES ..................      $65,557      $65,926      $48,036      $43,776
GROSS PROFIT ...............       22,468       23,683       13,095       13,849
NET INCOME .................       11,114       11,648        5,665        5,958
NET INCOME PER SHARE .......          .41          .43          .21          .22


                                                Three Months Ended
--------------------------------------------------------------------------------
                                  3/31/95      6/30/95      9/30/95     12/31/95
--------------------------------------------------------------------------------
Net sales ..................      $50,303      $45,196      $42,086      $54,884
Gross profit ...............       17,627       14,106        7,500       18,306
Net income .................        8,559        6,480        2,101        9,036
Net income per share .......          .32          .24          .08          .34

     The sum of the quarters' net income per share may not equal the full year per share amounts due to rounding differences resulting from changes in the number of shares of Common Stock outstanding.

     The Company made certain adjustments in the fourth quarters of 1996 and 1995 resulting from changes in estimates that were material to the operating results of each quarter. These adjustments related primarily to inventory and increased net income in the fourth quarters of 1996 and 1995 by approximately $1.2 million or $.05 per share and $1.5 million or $.06 per share, respectively.



                                     -----21

Report of Independent Auditors


[LOGO] ERNST & YOUNG LLP    1111 Summer Street               Phone: 203 326 8200
                            Stamford, Connecticut 06905      Fax:   203 326 8228


Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.

We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                       /S/ERNST & YOUNG LLP


February 21, 1997



                                    22-----

Stockholder Information

COMMON STOCK DATA

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR". At February 28, 1997 the Company had 1,916 stockholders of record.

     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                             DIVIDENDS
                                   HIGH             LOW      PER SHARE
-----------------------------------------------------------------------
1996:
  FIRST QUARTER                  $19.25          $13.81          $ .20
  SECOND QUARTER                  27.00           18.25            .20
  THIRD QUARTER                   24.88           16.63            .20
  FOURTH QUARTER                  20.38           16.50            .20
1995:
  First Quarter                  $17.25          $14.00          $.175
  Second Quarter                  16.31           13.50           .175
  Third Quarter                   17.81           15.38           .175
  Fourth Quarter                  15.63           12.94           .175

ITEMS OF INTEREST TO STOCKHOLDERS

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Tuesday, May 20, 1997 at the Fairfield County Hunt Club, Westport, Connecticut, at 10:30 a.m.

PRINCIPAL BANKS
Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona

INDEPENDENT AUDITORS
Ernst & Young LLP, Stamford, Connecticut

TRANSFER AGENT
Harris Trust & Savings Bank, Chicago, Illinois

FORM 10-K REPORT AVAILABLE
A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission for 1996 can be obtained free of charge by writing to:

Corporate Secretary
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, Connecticut 06490


CALL US AT 203-259-7843, OR FAX AT 203-254-2195.
VISIT US ON THE INTERNET AT WWW.RUGER-FIREARMS.COM



                                     -----23