Form 10-K405, Exhibit 13
period 1997-12-31
STURM RUGER & CO INC
filed 1998-03-23
CIK 95029

                                                                    EXHIBIT 13.1

                              TO OUR STOCKHOLDERS

     Early in the year we experienced reduced sales for both our firearms and investment castings segments. Indeed, the entire firearms industry had a continued generally soft demand carried over from 1996 which adversely affected firearms sales in the first half of 1997. Furthermore, titanium casting deliveries were delayed from earlier to later quarters in the year because of decreased demand. It is gratifying to note, however, that many of these circumstances turned around during the course of the year. Quarterly results improved significantly by the end of the year with earnings for the last half of the year exceeding those achieved during the last half of 1996.

     Sales for the entire Company in 1997 were $209.4 million, net income was $27.8 million, and earnings per share were $1.03. Comparable figures for 1996 were sales of $223.3 million, net income of $34.4 million, and earnings per share of $1.28. 1997 dividends of $.80 per share remained unchanged from 1996. All share and per share amounts have been adjusted to reflect the Company's two-for-one stock split which occurred on September 16, 1996.

     Despite reduced earnings, the Company made progress on several fronts during the year. New firearms development allowed for the successful introduction of several products at the Shooting, Hunting and Outdoor Trade ("SHOT") Show in Las Vegas during the last week of January 1998. The new Ruger 77/50 Muzzleloading Rifle, in .50 caliber, adds an entirely new product line to meet the demand created by the rapid growth of the sport of hunting with muzzleloading firearms. This rifle is available in several models, and substantial shipments have already commenced. The compact Ruger 77/44 Bolt Action Rifle offers the power of a .44 magnum, but through new engineering design is virtually the same size and weight of our compact .22 caliber bolt action rifle. As with the 77/50, this model is also in production and is appearing at retail dealers. It is also especially gratifying to note that the Ruger Bisley-Vaquero introduced at the 1997 SHOT Show received the 1997 "Handgun of the Year" award based on a dealer poll at that show. We remain committed to the development and introduction of new models of firearms in appropriate product categories. Further detailed descriptions of these and other product enhancements are found elsewhere in this report.

     1997 also saw several noteworthy accomplishments with respect to our investment castings operations. During the first quarter of 1997 the Company completed the construction of Antelope Hills, LLC, a titanium investment casting plant whose capacity will be equal to the wholly owned Ruger Investment Casting Division. Antelope Hills, LLC was at that time a joint venture between Sturm, Ruger & Company, Inc. and Callaway Golf Company, Inc. ("Callaway Golf"). In March, the Company was released from the provision in its agreement with Callaway Golf which prohibited the Company from producing golf club heads for other customers. This change has allowed us to seek additional customers for golf club heads while maintaining our current business relationship with Callaway Golf. In June 1997, the Company purchased the 50% interest in Antelope Hills, LLC owned by Callaway Golf, and in conjunction with the purchase, Callaway Golf ordered one million golf club heads over and above existing orders to be delivered starting in early 1998. The Company recently began producing titanium golf club heads for Karsten Manufacturing ("Ping"), and continues to actively pursue other titanium markets, as well as other golf club casting business.

     Interest in the Company seems to be increasing, as we receive considerable favorable publicity approaching our 50th Anniversary in 1999. Several articles, as well as a CNN television documentary, appeared during the year outlining the history and growth of the Company. We believe this is a sign of the Company's maturity and progress and are pleased to represent the "Arms Makers for Responsible Citizens", as our motto states. Several of these articles are highlighted in the center of this report.

     On the litigation front, we are most pleased to report that the Company's experience mirrors the gratifying trend of ever-decreasing firearms accidents nationwide. National Safety Council figures show that total fatal firearms accidents with all guns in 1997 dropped to this century's all-time low, following a pattern of steady decreases to almost half the 1970 rate, despite significant increases in both the number of guns and the population since that time. Accidents reported to the Company have also reached a two-decade low. A grand total of 15 product liability cases remain on file against the Company, down from 69 such cases in 1979.

     Perhaps even more significantly, accidents with our "old model" (1953-1972) single action revolvers have decreased steadily since 1979, with only one such lawsuit remaining active. A widely publicized trial in the case of Siblerud v. Company was tried to a verdict completely in favor of the Company on January 13, 1998. This verdict vindicated our contention, and that of millions of responsible shooters for more than 100 years, that the "old model" Colt-type single action revolver is absolutely safe to use when properly handled. In fact, juries in Los Angeles, Ft. Lauderdale, Milwaukee, Spokane, Jackson, Ft. Worth, San Antonio, Butte, Missoula, Austin, and Moscow (Idaho) have all agreed that it was and is a safe design that fully meets the expectations of consumers who use and prefer this type of firearm.

     Our ongoing safety programs undoubtedly also contribute to this extremely low accident rate. We have repeatedly notified all known owners of "old model" Ruger single action revolvers of the availability of our free safety conversion, and have even sent them free shipping boxes to return their guns to us. We have run countless safety advertisements in firearms and outdoor publications, have included millions of single action safety conversion notices along with every new gun we have shipped since 1982, and prominently display such notices and empty chamber safety warnings in all of the many millions of product catalogs we have sent out since 1984. Our safety conversion notices also appear on TV, radio, and on the Internet. We have undertaken these voluntary efforts without the need for government intervention, and are immensely proud of our successful industry-leading safety efforts. All firearms accidents are senseless and needless: just a modicum's thought on the part of the shooter to follow basic common sense safety rules can prevent every last one.

     On January 26, 1998, Jerry Bersett tendered his resignation as President, Chief Operating Officer, and from the Board of Directors, effective March 1, 1998. We have valued our association with him and wish him well for the future. William B. Ruger, Jr. will assume the additional position of President and Stephen L. Sanetti will take Mr. Bersett's seat on the Board of Directors. Both these gentlemen have had long associations with the Company and we look forward to their continued contributions to its ongoing success.

     Again this year we would like to recognize the efforts of each of our 2,000 employees, to whom we extend our sincere thanks and appreciation. This support and loyalty to the Company will be invaluable as we work toward a more successful year in 1998.

     We hope you will plan on joining us for the Stockholders' Meeting in May.

                                          /s/      WILLIAM B. RUGER

                                          --------------------------------------
                                          William B. Ruger
                                          Chairman and Chief Executive Officer

                                          /s/    WILLIAM B. RUGER, JR.

                                          --------------------------------------
                                          William B. Ruger, Jr.
                                          Vice Chairman and Senior Executive
                                          Officer

February 20, 1998

                            SELECTED FINANCIAL DATA

                                                          YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1997         1996         1995         1994         1993
                                       ----------   ----------   ----------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net firearms sales...................  $  141,863   $  148,829   $  155,622   $  180,079   $  176,203
Net castings sales...................      67,520       74,466       36,847       16,358       17,996
                                       ----------   ----------   ----------   ----------   ----------
Total net sales......................  $  209,383   $  223,295   $  192,469   $  196,437   $  194,199
                                       ==========   ==========   ==========   ==========   ==========
Cost of products sold................  $  146,143   $  150,200   $  134,930   $  125,439   $  123,336
Gross profit.........................      63,240       73,095       57,539       70,998       70,863
Income before income taxes and
  cumulative effect of accounting
  change.............................      46,639       56,835       43,846       56,992       55,997
Income taxes.........................      18,889       22,450       17,670       22,943       22,768
Net income...........................      27,750       34,385       26,176       34,049       32,789
Net income per share.................        1.03         1.28         0.97         1.27         1.22
Cash dividends per share.............        0.80         0.80         0.70         0.60        0.525

                                                                DECEMBER 31,
                                       --------------------------------------------------------------
                                          1997         1996         1995         1994         1993
                                       ----------   ----------   ----------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Working capital......................  $   97,551   $   95,217   $   91,942   $   93,852   $   81,504
Total assets.........................     199,794      189,890      178,552      169,492      150,085
Total stockholders' equity...........     152,920      146,727      133,735      126,295      108,389
Book value per share.................        5.68         5.45         4.97         4.69         4.03
Return on stockholders' equity.......       18.5%        24.5%        20.1%        29.0%        33.1%
Current ratio........................    4.5 TO 1     5.0 to 1     4.6 to 1     4.8 to 1     4.3 to 1
Common shares outstanding............  26,922,800   26,916,800   26,910,800   26,904,800   26,904,800
Number of stockholders of record.....       1,971        1,899        1,678        1,478        1,400
Number of employees..................       1,978        2,094        1,937        1,905        1,719

  Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion and
           Analysis of Financial Condition and Results of Operations.

                          NEW RUGER PRODUCTS FOR 1998

THE RUGER 77/50 MUZZLELOADING RIFLE

[PHOTO OF RIFLE]

     Now available in standard, stainless steel, and a special "Officer's Model" that harkens back to the deluxe U.S. Army Springfield rifles privately purchased by cavalry officers over a century ago. This powerful .50 caliber blackpowder rifle combines the visual appeal of yesteryear with the thoroughly modern Ruger 77/22 action for today's muzzleloading hunting seasons.

THE RUGER 77/44 BOLT ACTION RIFLE

[PHOTO OF RIFLE]

     No, this is not the famous Ruger 77/22. It is a full-powered .44 Magnum hunting rifle that is almost exactly the same size and weight as our .22, and another tribute to its amazing strength and engineering. It is not only a joy to carry, but identical in size and operation to the Ruger 77/22. This permits low-cost off-season practice with the .22 that directly translates into familiarity and proficiency with the .44 when deer season arrives in the fall.

RUGER NEW MODEL BLACKHAWK AND REDHAWK
DOUBLE ACTION .45 CALIBER REVOLVERS

[PHOTO OF TWO GUNS]

     The enduring popularity of .45 caliber cartridges, perhaps the most quintessentially American of them all, is evident in these two new versions of popular Ruger revolvers. Single action fans will appreciate the .45 Colt caliber Ruger New Model Blackhawk with an extra .45 ACP cylinder for even more versatility - - they can shoot .45 Automatic pistol cartridges in their revolver. Double action shooters who choose the stainless steel Ruger Redhawk will now have the powerful .45 Colt cartridge available to them, with its perfect balance of power and manageable recoil in this massive revolver. Barrel lengths of 5 1/2" and 7 1/2" will be available.

RUGER P-SERIES PISTOLS

[PHOTO OF ONE GUN]

     These precision pistols are available in dozens of variations. The latest additions to the Ruger line include the .45 caliber Ruger P90 with a manual safety, a similar version of the Ruger P94 pistol, and a version of the compact Ruger P93 pistol in blued steel with an ambidextrous decocking mechanism. The choice of which Ruger pistol to purchase is now even wider. Whatever choice is made, the shooter will have purchased the finest in American craftsmanship.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company's sales are comprised of the sales of firearms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories -- rifles, shotguns, pistols, and revolvers. Investment castings are manufactured using titanium, ferrous, and aluminum alloys.

RESULTS OF OPERATIONS

     All share and per share amounts have been adjusted to reflect the two-for-one stock split on September 16, 1996.

  Year ended December 31, 1997, as compared to year ended December 31, 1996:

     Consolidated net sales of $209.4 million were achieved by the Company in 1997, representing a decrease of $13.9 million or 6.2% from net sales of $223.3 million in 1996. The decline in firearms sales reflects the continuing overall slowdown in the firearms market while the decrease in casting sales is attributable to a sluggish first half of the year, partially offset by a significant increase during the last six months.

     Firearms segment net sales decreased by $6.9 million or 4.7% to $141.9 million in 1997 from $148.8 million in the prior year. This is the third consecutive year in which firearms sales declined. Firearms unit shipments for 1997 decreased 6.7% from 1996 due to reduced demand for rifles and revolvers partially offset by increased demand for pistols and shotguns. Shipments of certain new firearms models, including the new Ruger Bisley-Vaquero revolver, continued to grow during 1997. The Company employed three sales incentive programs during 1997. One program, which was implemented in January 1996, provided discounts of up to 10% of the sales price of selected pistol models. A special 1% overall incentive program for customers which exceed their specific sales targets and an incentive program which provided discounts of up to 10% of the sales price of certain revolver models were both originated in December 1996. All three programs will remain in effect in 1998, with an additional 1% available for distributors qualifying for the three continuing programs.

     Casting segment net sales decreased by 9.3% to $67.5 million in 1997 from $74.5 million in 1996. This was due to decreased shipments of titanium golf club heads to Callaway Golf Company, Inc. ("Callaway Golf") during the first half of 1997.

     In 1997, the Company was released from the provision in its agreement with Callaway Golf which prohibited the Company from producing titanium golf club heads for any other golf club customer. In 1998, Karsten Manufacturing announced that Ruger Investment Casting ("RIC") will be a manufacturer of its Ping ISI titanium metal woods. In addition, several other golf companies have expressed an interest in using the Company as a supplier of titanium club heads.

     Also, in June 1997 in conjunction with the Company's purchase of Callaway Golf's 50% interest in Antelope Hills, LLC ("Antelope Hills"), a former joint venture of the two entities, Callaway Golf agreed to order an additional 1 million cast titanium golf club heads, over and above the present orders, commencing when the present order is completed in early 1998. The Company continues to pursue other titanium markets as well as other golf club casting business.

     Consolidated cost of products sold for 1997 was $146.1 million compared to $150.2 in 1996, representing a decrease of 2.7%. This decrease of $4.1 million was primarily attributable to decreased sales activities in both segments.

     Gross profit as a percentage of net sales decreased to 30.2% in 1997 from 32.7% in 1996. The decrease is due to the reduced overall volume of business in both the firearms and investment castings segments coupled with pricing pressures in both markets, as evidenced by the special incentive programs previously discussed. Although variable costs were reduced during 1997 in response to the changes in sales volumes, the impact of fixed costs associated with operating the Company's facilities resulted in reduced gross profit margins from 1996.

     Selling, general and administrative expenses decreased by 6.8% or $1.3 million to $17.9 million from $19.2 million in 1996. This decrease is principally attributable to decreased national advertising and marketing expenses incurred during the year.

     Other income-net decreased to $1.3 million in 1997 from $2.9 million in 1996 due to the fixed costs incurred in 1997 at Antelope Hills, which was in development in 1996, the elimination of royalty income related to the licensed use by Callaway Golf of the "Ruger Titanium" trademark for titanium golf club head castings which ceased in 1996, as well as reduced earnings on Treasury bill investments.

     The effective income tax rate increased to 40.5% in 1997 from 39.5% in 1996 due to higher state income taxes.

     As a result of the foregoing factors, consolidated net income in 1997 decreased to $27.8 million from $34.4 million in 1996, representing a decrease of $6.6 million or 19.3%.

RESULTS OF OPERATIONS

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

     Firearms segment net sales were $148.8 million in 1996 compared to $155.6 million in 1995, a decrease of $6.8 million or 4.4%. Unit shipments of firearms in 1996 decreased by 6.6% from 1995. Firearms segment sales decreased as a result of reduced overall market demand and corresponding sales levels in the latter half of 1996 of the Company's firearms models in the industry product categories of rifles, pistols, and revolvers. In addition, sales and unit shipments of pistols in 1996 were less than in 1995 due to a special sales promotion offered in the fourth quarter of 1995.

     Castings segment net sales increased by 102.1% to $74.5 million in 1996 from $36.8 million in 1995. This increase was primarily achieved by RIC producing and shipping greater quantities of titanium golf club heads for Callaway Golf. Approximately 61% of the sales in dollars to Callaway Golf were made in the first six months of 1996. Sales of titanium golf club heads in the latter half of 1996 were affected by changes in production mix, completion of 1996 golf club model requirements, and a reduction of sales price per unit.

     Consolidated cost of products sold for 1996 was $150.2 million compared to $134.9 million for 1995. This increase of $15.3 million or 11.3% was primarily attributable to increases in sales by the castings segment.

     Gross profit as a percentage of net sales increased to 32.7% in 1996 from 29.9% in 1995. Efficiencies realized from increased production and sales of investment cast titanium golf club heads and reductions in product liability and workers' compensation costs were the primary reasons for this increase. The 1995 year was adversely impacted by a number of factors including the special sales promotion offered on most pistol models in the fourth quarter of 1995, an unfavorable firearm product sales mix, costs incurred by RIC to expand capacity for the production of titanium golf club heads, and inefficiencies from decreased firearm unit production at the Company's Prescott, Arizona facility. The gross profit margin for the castings segment sales was higher in 1996 than in 1995.

     Selling, general and administrative expenses increased by 13.1% to $19.2 million in 1996 from $17.0 million in 1995. This increase in 1996 was primarily the result of increased advertising costs and additions to the Company's executive management in the latter part of 1995 and first quarter of 1996.

     The effective income tax rate decreased in 1996 to 39.5% from 40.3% in 1995 due to lower state income taxes.

     As a result of the preceding factors, consolidated net income for 1996 increased to $34.4 million from $26.2 million for 1995, or by $8.2 million or 31.4%.

FINANCIAL CONDITION

     At December 31, 1997, the Company had cash, cash equivalents and short-term investments of $50.0 million, working capital of $97.6 million and a current ratio of 4.5 to 1.

     Cash provided by operating activities was $49.1 million, $24.4 million, and $16.9 million in 1997, 1996, and 1995, respectively. The increase in cash provided in 1997 is principally the result of the $9.5 million reduction in inventories in 1997 compared to an increase in inventories of $12.8 million in 1996.

     The Company follows an industry-wide practice of offering a "dating plan" to its firearms customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's dating plan year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through March have to be made by April 30. Shipments made in subsequent months have to be paid for within 90 days. Dating plan receivable balances were $8.9 million and $10.0 million at December 31, 1997 and 1996, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

     The Company purchases titanium from a number of suppliers. There is, however, a limited supply of titanium in the marketplace at any given time which can cause the purchase price to vary based upon numerous market factors. The Company believes that it has adequate quantities of titanium in inventory to provide ample time to locate and obtain additional titanium at a reasonable cost without interruption of its manufacturing operations. However, if the market experiences a significant prolonged inflation of titanium prices, the Company's results could be adversely affected.

     Capital expenditures during the past three years averaged $9.3 million per year. In 1998, the Company expects to spend approximately $9 million on capital expenditures to upgrade and modernize equipment at Newport Firearms, Pine Tree Castings, and Ruger Investment Casting Divisions, continue to expand the capacity of the Antelope Hills foundry, and continue to develop the infrastructure at the Uni-Cast Division related to the introduction of the new metal matrix composite infiltration processes. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations.

     During the first quarter of 1997, the construction and initial outfitting of the foundry at Antelope Hills was completed. As previously noted, the Company purchased Callaway Golf's 50% interest in Antelope Hills in June 1997 for $7.0 million. Antelope Hills is now a wholly owned subsidiary of the Company and operations have commenced at that facility.

     In 1997, the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $.20 per share paid in March, June, September, and December 1997. On January 26, 1998, the Company declared a regular quarterly dividend of $.20 per share payable on March 15, 1998. Future dividend payments depend on many factors, including internal estimates of future performance and the Company's need for funds.

     Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 1998.

     The purchase of firearms is subject to federal, state and local governmental regulations. The basic federal laws are the National Firearms Act and the Federal Firearms Act. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

     The "Brady Law" mandates a nationwide 5-day waiting period prior to the purchase of a handgun. The Company believes that, because its customers are sportsmen, hunters, gun collectors and law enforcement agencies and since 26 states had previously enacted some form of a waiting period prior to purchase, the "Brady Law" has not had a significant effect on the Company's sales of firearms. The Crime Bill took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons." To the contrary, all the Company's then-manufactured long guns were exempted by name as "legitimate sporting firearms." A separate provision of the Crime Bill prohibited production or sale of detachable magazines of over 10-round capacity manufactured after September 13, 1994, other than to law enforcement. Only two such magazines (9mm and .40 caliber) were commercially sold by the Company, and production of substitute 10-round magazines in these calibers (approved by the BATF) began immediately. The Company remains strongly opposed to laws which would unduly restrict the rights of law-abiding citizens to acquire firearms for legitimate purposes. The Company believes that the private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

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

     In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions and water discharges into the environment. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of such proceedings and orders will not have a material adverse effect on its business.

     The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carryback against taxes previously paid.

     Inflation's effect on the Company's operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis. Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus reduces distortion in reported income which would result from the slower recognition of increased costs when other methods are used. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy.

     Some of the Company's computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company is in the process of assessing the need to modify or replace portions of its software or hardware so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Preliminary results of this assessment indicate the impact of this replacement or modification will be immaterial to the Company's future operating results and cash flows.

     The FASB has issued SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", and SFAS No. 132, "Employer's Disclosure about Pensions and Other Post Retirement Benefits". While the Company is studying the application of these disclosure provisions, it does not expect these statements to affect its financial position or results of operations.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

     The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings (including those from titanium golf club components), the need for external financing for operations or capital expenditures, the results of pending litigation against the Company, and the impact of future firearms control, environmental legislation, and computer systems replacement and modification, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date made and the Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of unanticipated events.

                               RUGER IN THE NEWS

     1997 saw a noticeable increase in the visibility of the Company, its products, and founder William B. Ruger in both traditional and non-traditional media.

     The Ruger Bisley-Vaquero was voted "Handgun of the Year" in a dealer poll held at the 1997 SHOT Show.

                           [PHOTO OF A PLAQUE & GUN]

                              [PINNACLE CNN LOGO]

[PHOTO OF DOCUMENTARY]

     On September 21, the CNN Network aired a half-hour documentary, Pinnacle, devoted to Chairman William B. Ruger as part of a series about executives at the pinnacle of their industries.

[PHOTO OF ADVERTISEMENT]

     This advertisement, which appealed for support for the NRA Endowment to help fund firearms and safety education programs, appeared in many outdoor publications in the fall of 1997.

[PHOTO OF QUEST MAGAZINE]

     The March 1997 issue of Quest Magazine, an upscale New York City publication, also featured a spotlight on William B. Ruger by Katherine Pew.

[PHOTO OF "THE STORY OF THE GUN"]

     The Company also received much favorable publicity for its sponsorship of the Cody Celebrity Shootout, the Ruger Challenge of Champions and Bill Ruger's appearance on A&E's "The Story of the Gun." ESPN broadcast "Shooting Sports America", which featured the Company's free "Old Model" single action safety conversion offer, and the Ruger Sporting Clays-Golf Championship at the Homestead in Virginia.

[PHOTO OF CONNECTICUT MAGAZINE]

     The March 1997 issue of Connecticut Magazine featured an article entitled "Aiming High" by Resa King, outlining the life of William B. Ruger.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
                                       ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $  4,488     $  2,729
Short-term investments......................................    45,484       30,652
Trade receivables, less allowances for doubtful accounts
  ($1,001 and $834) and discounts ($2,842 and $1,095).......    21,118       21,074
Inventories:
  Finished products.........................................    12,708       11,895
  Materials and products in process.........................    32,841       43,173
                                                                45,549       55,068
Deferred income taxes.......................................     7,224        7,949
Prepaid expenses and other assets...........................     1,344        1,690
                                                              --------     --------
TOTAL CURRENT ASSETS........................................   125,207      119,162

PROPERTY, PLANT, AND EQUIPMENT
  Land and improvements.....................................     3,575        3,495
  Buildings and improvements................................    30,136       21,830
  Machinery and equipment...................................    83,788       72,440
  Dies and tools............................................    21,702       20,732
                                                              --------     --------
                                                               139,201      118,497
  Allowances for depreciation...............................   (83,538)     (74,330)
                                                              --------     --------
                                                                55,663       44,167
DEFERRED INCOME TAXES.......................................     4,701        4,672
INVESTMENT IN JOINT VENTURE (NOTE 3)........................        --       10,586
OTHER ASSETS................................................    14,223       11,303
                                                              --------     --------
TOTAL ASSETS................................................  $199,794     $189,890
                                                              ========     ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable and accrued expenses.................  $  4,628     $  4,628
Product safety modifications................................       870        1,302
Product liability...........................................     3,000        3,000
Employee compensation.......................................    10,303        8,312
Workers' compensation.......................................     5,063        6,108
Income taxes................................................     3,792          595
                                                              --------     --------
TOTAL CURRENT LIABILITIES...................................    27,656       23,945

PRODUCT LIABILITY ACCRUAL...................................    19,218       19,218

CONTINGENT LIABILITIES (NOTE 6).............................        --           --

STOCKHOLDERS' EQUITY
Common Stock, non-voting, par value $1:
  Authorized shares -- 50,000; none issued
Common Stock, par value $1:
  Authorized shares -- 40,000,000
  Issued and outstanding shares -- 26,922,800 and
     26,916,800.............................................    26,923       26,917
Additional paid-in capital..................................     2,632        2,514
Retained earnings...........................................   123,510      117,296
Additional minimum pension liability........................      (145)          --
                                                              --------     --------
TOTAL STOCKHOLDERS' EQUITY..................................   152,920      146,727
                                                              --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $199,794     $189,890
                                                              ========     ========

                            See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net firearms sales..........................................   $141,863      $148,829      $155,622
Net castings sales..........................................     67,520        74,466        36,847
                                                               --------      --------      --------
Total net sales.............................................    209,383       223,295       192,469
Cost of products sold.......................................    146,143       150,200       134,930
                                                               --------      --------      --------
Gross profit................................................     63,240        73,095        57,539
Expenses:
  Selling...................................................     12,412        13,214        12,345
  General and administrative................................      5,453         5,959         4,612
                                                               --------      --------      --------
                                                                 17,865        19,173        16,957
                                                               --------      --------      --------
                                                                 45,375        53,922        40,582
Other income-net............................................      1,264         2,913         3,264
                                                               --------      --------      --------
INCOME BEFORE INCOME TAXES..................................     46,639        56,835        43,846
Income taxes................................................     18,889        22,450        17,670
                                                               --------      --------      --------
NET INCOME..................................................   $ 27,750      $ 34,385      $ 26,176
                                                               ========      ========      ========
BASIC AND DILUTED EARNINGS PER SHARE........................   $   1.03      $   1.28      $   0.97
                                                               ========      ========      ========
CASH DIVIDENDS PER SHARE....................................   $   0.80      $   0.80      $   0.70
                                                               ========      ========      ========

                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       ADDITIONAL
                                                               ADDITIONAL               MINIMUM
                                                     COMMON     PAID-IN     RETAINED    PENSION
                                                      STOCK     CAPITAL     EARNINGS   LIABILITY
                                                     -------   ----------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
Balance at December 31, 1994.......................  $26,905     $2,283     $97,107      $  --
  Net income.......................................                          26,176
  Issuance of 6,000 shares of Common Stock.........       6          97          (3)
  Cash dividends...................................                         (18,836)
                                                     -------     ------     --------     -----
Balance at December 31, 1995.......................  26,911       2,380     104,444         --
  Net income.......................................                          34,385
  Issuance of 6,000 shares of Common Stock.........       6         134          (3)
  Cash dividends...................................                         (21,530)
                                                     -------     ------     --------     -----
Balance at December 31, 1996.......................  26,917       2,514     117,296         --
  Net income.......................................                          27,750
  Issuance of 6,000 shares of Common Stock.........       6         118
  Cash dividends...................................                         (21,536)
  Additional minimum pension liability.............                                       (145)
                                                     -------     ------     --------     -----
BALANCE AT DECEMBER 31, 1997.......................  $26,923     $2,632     $123,510     $(145)
                                                     =======     ======     ========     =====

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1996        1995
                                                              --------   ---------   ---------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $ 27,750   $  34,385   $  26,176
  Adjustments to reconcile net income to cash provided by
     operating activities:
     Depreciation...........................................     9,208       7,588       6,876
     Issuance of Common Stock...............................       124         137         100
     Net provision for product safety modifications.........      (432)       (137)       (109)
     Provision for product liability claims, net of payments
       of $1,437, $2,300, and $3,269........................        --          --         731
     Deferred income taxes..................................       696      (1,052)       (960)
     Changes in operating assets and liabilities:
       Trade receivables....................................       (44)     (1,210)     (1,975)
       Inventories..........................................     9,534     (12,776)    (15,188)
       Trade accounts payable and accrued expenses..........        (3)        635      (2,086)
       Prepaid expenses, other assets, and other
          liabilities.......................................      (910)       (781)      1,095
       Income taxes.........................................     3,197      (2,422)      2,276
                                                              --------   ---------   ---------
     Cash provided by operating activities..................    49,120      24,367      16,936
INVESTING ACTIVITIES
  Property, plant, and equipment additions..................    (4,511)     (7,625)    (15,714)
  Purchases of short-term investments.......................  (160,757)   (156,132)   (158,953)
  Proceeds from sales or maturities of short-term
     investments............................................   145,925     168,957     174,126
  Investment in joint venture...............................       518      (8,941)     (1,645)
  Purchase of Callaway Golf's interest in joint venture.....    (7,000)         --          --
                                                              --------   ---------   ---------
     Cash used by investing activities......................   (25,825)     (3,741)     (2,186)
FINANCING ACTIVITIES
  Dividends paid............................................   (21,536)    (21,530)    (18,836)
                                                              --------   ---------   ---------
     Cash used by financing activities......................   (21,536)    (21,530)    (18,836)
                                                              --------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     1,759        (904)     (4,086)
Cash and cash equivalents at beginning of year..............     2,729       3,633       7,719
                                                              --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  4,488   $   2,729   $   3,633
                                                              ========   =========   =========

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company's firearms are sold through a select number of distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturers' representatives to companies in a variety of industries.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A joint venture, in which the Company had a 50% investment at December 31, 1996, was accounted for using the equity method through June 1997. In June 1997, the Company purchased its partner's 50% interest in the joint venture and accordingly, the former joint venture is consolidated in the accompanying financial statements from that date (see Note
3). All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

     Revenue is recognized upon the shipment of products.

CASH EQUIVALENTS

     The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

     Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury Bills, all maturing within one year. The income from short -term investments is included in other income -- net. The Company intends to hold these investments until maturity.

INVENTORIES

     Inventories are stated at the lower of cost, principally determined by the last -in, first -out (LIFO) method, or market. If inventories had been valued using the first -in, first -out method, inventory values would have been higher by approximately $39.4 million and $37.8 million at December 31, 1997 and 1996, respectively. During 1997, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased cost of products sold by approximately $0.2 million.

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

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1997, 1996, and 1995 were $2.3 million, $3.2 million, and $2.1 million, respectively.

STOCK SPLIT

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

EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share", which changes the methodology of calculating earnings per share. SFAS No. 128 requires the disclosure of diluted earnings per share regardless of its difference from basic earnings per share. The Company adopted SFAS No. 128 in December 1997. This adoption had no impact on earnings per share as the Company had no material common share equivalents in 1997, 1996, and 1995.

     Earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year which was 26,918,800 in 1997, 26,913,300 in 1996, and 26,906,936 in 1995.

RECENT ACCOUNTING PRONOUNCEMENTS

     The FASB has issued SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", and SFAS No. 132, "Employer's Disclosure about Pensions and Other Post Retirement Benefits". While the Company is studying the application of these disclosure provisions, it does not expect these statements to affect its financial position or results of operations.

2. INCOME TAXES

     The Federal and state income tax provision (benefit) consisted of the following (in thousands):

                                               YEAR ENDED DECEMBER 31
                          -----------------------------------------------------------------
                                 1997                   1996                   1995
                          -------------------    -------------------    -------------------
                          CURRENT    DEFERRED    Current    Deferred    Current    Deferred
                          -------    --------    -------    --------    -------    --------
Federal.................  $15,865      $607      $19,036    $  (816)    $15,292     $(775)
State...................    2,328        89        4,466       (236)      3,338      (185)
                          -------      ----      -------    -------     -------     -----
                          $18,193      $696      $23,502    $(1,052)    $18,630     $(960)
                          =======      ====      =======    =======     =======     =====

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
Deferred tax assets:
  Product liability.........................................  $ 8,998   $ 8,776
  Employee compensation.....................................    2,107     2,241
  Product safety modifications..............................      352       514
  Allowances for doubtful accounts and discounts............      799     1,016
  Inventory.................................................      947       414
  Other.....................................................    2,680     3,930
                                                              -------   -------
Total deferred tax assets...................................   15,883    16,891
                                                              -------   -------
Deferred tax liabilities:
  Prepaid insurance.........................................      382       361
  Depreciation..............................................    1,970     2,343
  Pension plans.............................................    1,606     1,566
                                                              -------   -------
Total deferred tax liabilities..............................    3,958     4,270
                                                              -------   -------
Net deferred tax assets.....................................  $11,925   $12,621
                                                              =======   =======

     The effective income tax rate varied from the statutory Federal income tax rate as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              1997     1996     1995
                                                              -----    -----    -----
Statutory Federal income tax rate...........................  35.0%    35.0%    35.0%
State income taxes, net of Federal tax benefit..............   5.0      4.8      4.7
Other items.................................................    .5      (.3)      .6
                                                              ----     ----     ----
Effective income tax rate...................................  40.5%    39.5%    40.3%
                                                              ====     ====     ====

     The Company made income tax payments of approximately $15.0 million, $25.9 million, and $16.4 million, during 1997, 1996, and 1995, respectively.

3.  JOINT VENTURE

     In 1995, the Company entered into a joint venture agreement with Callaway Golf Company, Inc. ("Callaway Golf") to construct and operate a foundry for the production of golf club heads investment cast in titanium. The joint venture, named Antelope Hills, LLC ("Antelope Hills"), was owned 50% by the Company and 50% by Callaway Golf. The operating results of Antelope Hills were insignificant to the Company in 1997 and 1996. On June 25, 1997, the Company purchased Callaway Golf's interest in Antelope Hills for $7 million, an amount approximating Callaway Golf's equity in the venture. As a result, Antelope Hills is now a wholly owned subsidiary of the Company and is consolidated in the accompanying financial statements.

4.  PENSION PLANS

     The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all hourly ("Hourly Plan") and salaried ("Salaried Plan") employees. A third defined benefit pension plan, the Supplemental Executive Retirement Plan ("Supplemental Plan"), is non-qualified and covers certain executive officers of the Company. Benefits under the Hourly Plan are based on the number of years of service. Benefits under the Salaried Plan are based on years of service, basic compensation during the last five years of employment, and Social Security "Covered Compensation". The Company's funding policy for the Hourly Plan and Salaried Plan is to make contributions at least sufficient to satisfy the funding requirements of U.S. Pension Law and to contribute such additional amounts as are deemed necessary to maintain the Plans in a sound actuarial condition. The Plans' assets are invested in commercial mortgages, private placement bonds, and debt instruments. Benefits under the Supplemental Plan are based on years of service, compensation as defined, and certain offsets for benefits received under the Company's other pension plans and from Social Security. The Supplemental Plan is unfunded.

     The Company also sponsors a defined contribution plan ("Profit Sharing Plan") which covers substantially all of its salaried employees and a non-qualified defined contribution plan ("Supplemental Executive Profit Sharing Plan") which covers certain of its salaried employees. Contributions to these plans are determined by the Company's Board of Directors and, in the case of the Profit Sharing Plan, contributions cannot exceed the maximum amount deductible for Federal income tax purposes.

     A summary of the components of net periodic pension cost for the defined benefit pension plans and amounts charged to pension expense for the defined contribution plans follows (in thousands):

                                                           YEAR ENDED DECEMBER 31
                                                        -----------------------------
                                                         1997       1996       1995
                                                        -------    -------    -------
Defined benefit plans:
  Service cost -- benefits earned during the period...  $ 1,054    $ 1,134    $   817
  Interest cost on projected benefit obligation.......    1,950      1,747      1,472
  Actual return on plan assets........................   (1,863)    (1,074)    (3,249)
  Net amortization and deferral.......................      113       (534)     1,687
                                                        -------    -------    -------
Net periodic pension cost of defined benefit plans....    1,254      1,273        727
Profit Sharing Plan...................................      876        814        706
Supplemental Executive Profit Sharing Plan............      255        360        285
                                                        -------    -------    -------
Net periodic pension cost.............................  $ 2,385    $ 2,447    $ 1,718
                                                        =======    =======    =======

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans (in thousands):

                                                               DECEMBER 31,
                                     -----------------------------------------------------------------
                                                  1997                              1996
                                     -------------------------------   -------------------------------
                                     ASSETS EXCEED     ACCUMULATED     ASSETS EXCEED     ACCUMULATED
                                      ACCUMULATED    BENEFITS EXCEED    ACCUMULATED    BENEFITS EXCEED
                                       BENEFITS          ASSETS          BENEFITS          ASSETS
                                     -------------   ---------------   -------------   ---------------
Actuarial present value of
  accumulated benefit obligation,
  including vested benefits of
  $25,043 in 1997 and $23,158 in
  1996.............................    $(21,394)         $(7,407)        $(18,088)         $(5,718)
                                       --------          -------         --------          -------
Actuarial present value of
  projected benefit obligation for
  services rendered to date........    $(21,394)         $(9,344)        $(18,088)         $(7,693)
Plans' assets (unallocated
  insurance contracts) at market
  value............................      21,688            4,329           19,313            4,019
                                       --------          -------         --------          -------
Plans' assets in excess of (less
  than) projected benefit
  obligation.......................         294           (5,015)           1,225           (3,674)
Prior service cost not yet
  recognized in net periodic
  pension cost.....................         561            2,446              651            2,641
Unrecognized net gain from past
  experience, different from that
  assumed, and effects of changes
  in assumptions...................       4,390            1,114            2,372               48
Unrecognized net liability (asset)
  from date of adoption of SFAS No.
  87 (January 1, 1987).............        (663)              89             (796)             100
                                       --------          -------         --------          -------
Prepaid (accrued) pension cost.....    $  4,582          $(1,366)        $  3,452          $  (885)
                                       ========          =======         ========          =======

                                                                           SUPPLEMENTAL
                                    HOURLY PLAN         SALARIED PLAN          PLAN
                                 ------------------   ------------------   -------------
                                    DECEMBER 31,         DECEMBER 31,      DECEMBER 31,
                                 1997   1996   1995   1997   1996   1995   1997    1996
                                 ----   ----   ----   ----   ----   ----   -----   -----
Summary of significant
  actuarial assumptions used:
  Weighted-average discount
     rate......................   7%    7.5%    7%    7%     7.5%   7%       7%    7.5%
  Rate of increase in
     compensation levels.......  N/A    N/A    N/A    5%      5%    5%       5%      5%
  Expected long-term rate of
     return on assets..........   9%     9%     9%    9%      9%    9%      N/A     N/A

     In 1997 and 1996, the Company changed the weighted-average discount rates which increased the projected benefit obligation by approximately $2.0 million at December 31, 1997 and decreased the projected benefit obligation by approximately $1.9 million at December 31, 1996.

     In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability in 1997 related to the Supplemental Plan, a portion of which exceeded the unrecognized prior service cost of the plan and is therefore reported as a separate component of stockholders' equity in the accompanying financial statements.

5.  STOCK BONUS PLAN

     The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 1997, 502,000 shares of Common Stock were reserved for future awards.

6.  CONTINGENT LIABILITIES

     The Company is a defendant in approximately 16 lawsuits involving product liability claims and is aware of other product liability claims which allege defective product design. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories. In many of the lawsuits, punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and, if applicable, insurance coverage. Management believes that, in every case, the allegations of defective product design are unfounded, and that the accident and any results therefrom were due to negligence or misuse of the firearm by the claimant or a third party and that there should be no recovery against the Company.

     The Company's management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is difficult to forecast the outcome of these claims, in the opinion of management, after consultation with special and corporate counsel, the outcome of these claims will not have a material adverse effect on the results of operations or financial condition of the Company. The number of lawsuits and claims that were tried, dismissed, settled or otherwise resolved and average settlement payments (excluding legal fees) were as follows:
1997 -- 14 and $44,000, 1996 -- 21 and $45,000, and 1995 -- 18 and $46,000.

7.  INDUSTRY SEGMENT DATA AND CONCENTRATIONS OF CREDIT RISK

     The Company's business segments are engaged in manufacturing firearms and ferrous and nonferrous investment castings. Corporate assets, consisting principally of cash and cash equivalents, short-term investments, and deferred taxes, have been segregated along with related income. However, general corporate expenses are allocated to the segments in relation to the size of their operations.

     The Company's manufacturing operations are located in the United States of America and export sales are not significant. Intersegment sales are accounted for at cost.

     The firearms segment's principal markets are sporting and law enforcement. Distribution is mainly through a select number of distributors primarily located throughout the United States. Sales of firearms to one distributor accounted for approximately 11% of 1997, 12% of 1996, and 12% of 1995 consolidated net sales.

     The castings segment's principal markets are sporting goods, commercial, and military. Sales are made directly to customers and through manufacturers' representatives. In 1997, 1996, and 1995, sales of castings to Callaway Golf accounted for approximately 25%, 27%, and 12%, respectively, of consolidated net sales.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Net Sales
  Firearms.................................................  $141,863    $148,829    $155,622
  Castings
     Unaffiliated..........................................    67,520      74,466      36,847
     Intersegment..........................................    20,698      21,128      30,956
                                                             --------    --------    --------
                                                               88,218      95,594      67,803
  Eliminations.............................................   (20,698)    (21,128)    (30,956)
                                                             --------    --------    --------
                                                             $209,383    $223,295    $192,469
                                                             ========    ========    ========
Income Before Income Taxes Firearms........................  $ 31,811    $ 32,688    $ 34,778
  Castings.................................................    13,663      21,474       6,051
  Corporate................................................     1,165       2,673       3,017
                                                             --------    --------    --------
                                                             $ 46,639    $ 56,835    $ 43,846
                                                             ========    ========    ========
Identifiable Assets
  Firearms.................................................  $ 75,024    $ 80,504    $ 80,006
  Castings.................................................    50,097      58,239      34,730
  Corporate................................................    74,673      51,147      63,816
                                                             --------    --------    --------
                                                             $199,794    $189,890    $178,552
                                                             ========    ========    ========
Depreciation
  Firearms.................................................  $  4,413    $  4,550    $  4,523
  Castings.................................................     4,795       3,038       2,353
                                                             --------    --------    --------
                                                             $  9,208    $  7,588    $  6,876
                                                             ========    ========    ========
Capital Expenditures
  Firearms.................................................  $  1,350    $  2,899    $  7,245
  Castings.................................................     3,161       4,726       8,469
                                                             --------    --------    --------
                                                             $  4,511    $  7,625    $ 15,714
                                                             ========    ========    ========

     The Company performs periodic credit evaluations of its distributors' and other customers' financial condition and generally does not require collateral. The Company had trade receivables from one firearm distributor aggregating $2.7 million and $3.7 million as of December 31, 1997 and 1996, respectively. The Company had a trade receivable with Callaway Golf of $7.1 million and $5.5 million as of December 31, 1997 and 1996, respectively.

8.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1997 (in thousands, except per share data):

                                                           THREE MONTHS ENDED
                                                ----------------------------------------
                                                3/31/97   6/30/97    9/30/97    12/31/97
                                                -------   -------    -------    --------
Net sales.....................................  $55,088   $54,505    $47,226    $52,564
Gross profit..................................   16,736    18,108     12,352     16,044
Net income....................................    7,748     7,648      4,848      7,506
Net income per share..........................      .29       .28        .18        .28

                                                         Three Months Ended
                                              -----------------------------------------
                                              3/31/96    6/30/96    9/30/96    12/31/96
                                              -------    -------    -------    --------
Net sales...................................  $65,557    $65,926    $48,036    $43,776
Gross profit................................   22,468     23,683     13,095     13,849
Net income..................................   11,114     11,648      5,665      5,958
Net income per share........................      .41        .43        .21        .22

     The sum of the quarters' net income per share may not equal the full year per share amounts due to rounding differences resulting from changes in the number of shares of Common Stock outstanding.

     The Company made certain adjustments in the fourth quarter of 1996 resulting from changes in estimates that were material to the operating results of the quarter. These adjustments related primarily to inventory and increased net income in the fourth quarter of 1996 by approximately $1.2 million or $.05 per share.

                         REPORT OF INDEPENDENT AUDITORS

[ERNST & YOUNG LLP]                             - 1111 SUMMER STREET                     - PHONE:  203 326 8200
                                                  STAMFORD, CONNECTICUT 06905              FAX:    203 326 8228

Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.

     We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                       [/s/ ERNST & YOUNG LLP]

February 20, 1998

                            STOCKHOLDER INFORMATION

COMMON STOCK DATA

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR". At February 20, 1998 the Company had 1,968 stockholders of record.

     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                                  DIVIDENDS
                                                               HIGH      LOW      PER SHARE
                                                              ------    ------    ---------
1997:
  FIRST QUARTER.............................................  $19.88    $15.75         $.20
  SECOND QUARTER............................................   19.82     14.75          .20
  THIRD QUARTER.............................................   22.38     18.50          .20
  FOURTH QUARTER............................................   19.88     17.75          .20
1996:
  First Quarter.............................................  $19.25    $13.81         $.20
  Second Quarter............................................   27.00     18.25          .20
  Third Quarter.............................................   24.88     16.63          .20
  Fourth Quarter............................................   20.38     16.50          .20

ITEMS OF INTEREST TO STOCKHOLDERS

  ANNUAL MEETING

     The Annual Meeting of Stockholders will be held on Tuesday, May 12, 1998 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 a.m.

  PRINCIPAL BANKS
  Fleet Bank, Southport, Connecticut
  Lake Sunapee Savings Bank, Newport, New Hampshire
  Bank One, Arizona, NA, Prescott, Arizona

  INDEPENDENT AUDITORS
  Ernst & Young LLP, Stamford, Connecticut

  TRANSFER AGENT
  Harris Trust & Savings Bank, Chicago, Illinois

FORM 10-K REPORT AVAILABLE

     A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission for 1997 can be obtained free of charge by writing to:

  Corporate Secretary
  Sturm, Ruger & Company, Inc.
  One Lacey Place
  Southport, Connecticut 06490
  Telephone: 203-259-7843
  Fax: 203-254-2195

                             DIRECTORS AND OFFICERS

DIRECTORS

                         [PHOTO OF BOARD OF DIRECTORS]

**William B. Ruger
Chairman and
Chief Executive Officer

*William B. Ruger, Jr.
Vice Chairman,
Senior Executive Officer,
President and
Chief Operating Officer

Stephen L. Sanetti
Vice President,
General Counsel

*Richard T. Cunniff
**President, Ruane, Cunniff & Co., Inc.

*Townsend Hornor
Corporate Director

Paul X. Kelley
Partner
J.F. Lehman & Company

John M. Kingsley, Jr.
Corporate Director

**James E. Service
Consultant
PGGR/Russell, Inc.

Stanley B. Terhune
Consultant

* Audit Committee Member
**Compensation Committee Member

OFFICERS
William B. Ruger
Chairman and
Chief Executive Officer

William B. Ruger, Jr.
Vice Chairman,
Senior Executive Officer,
President and
Chief Operating Officer

          [PHOTO STEPHEN L. SANETTI]
Stephen L. Sanetti
Vice President,
General Counsel

          [PHOTO ERLE G. BLANCHARD]
Erle G. Blanchard
Vice President,
Controller

          [PHOTO OF LESLIE M. GASPER]
Leslie M. Gasper
Corporate Secretary

                                PLANT LOCATIONS

     Sturm, Ruger & Company, Inc. manufactures sporting and law enforcement firearms in Newport, NH, and Prescott, AZ. Southport, CT is the site of the Company's Corporate Headquarters. Newport is also the site of Pine Tree Castings, a major producer of high-quality ferrous(both chromemolybdenum and stainless steel) investment casings. In addition, the company operated two state-of-the art investment casting foundries in Prescott, Ruger Investment Casting, and Antelop Hills, LLC, which produce titanium, ferrous, and aluminum commercial investment castings as well as components for the Company's firearms. These facilities also house the continuing research efforts endeavoring to produce technologically superior small arms, golf club heads, and other precision castings. The Company also operates and aluminum foundry, Uni-Cast, in Manchester, NH, which produces a wide variety of complex parts, including products utilizing new metal matrix composite materials.

[PHOTO OF SOUTHPORT, CONNECTICUT           [PHOTO OF NEWPORT, NEW HAMPSHIRE
  CORPORATE HEADQUARTERS]                    PINE TREE CASTINGS DIVISION]
Southport, Connecticut                      Newport, New Hampshire,
Corporate Headquarters                      Pine Tree Castings Division

                                            [PHOTO OF PRESCOTT, ARIZONA
[PHOTO OF NEWPORT, NEW HAMPSHIRE              ANTELOPE HILLS, LLC.
  FIREARMS DIVISION]                          TITANIUM FOUNDRY]
Newport, New Hampshire,                     Prescott, Arizona
Firearms Division                           Antelope Hills, LLC. Titanium
                                            Foundry

[PHOTO OF PRESCOTT, ARIZONA
  FIREARMS & RUGER INVESTMENT               [PHOTO OF MANCHESTER, NEW HAMPSHIRE
  CASTING DIVISION]                           UNI-CAST DIVISION]
Prescott, Arizona                           Manchester, New Hampshire,
Firearms & Ruger Investment                 Uni-Cast Division
  Casting Divisions

                                  ARMS MAKERS
                                      FOR
                                  RESPONSIBLE
                                    CITIZENS

                                  [RUGER LOGO]
                          Sturm, Ruger & Company, Inc.
                                One Lacey Place
                                   Southport
                               Connecticut 06490

                             www.ruger-firearms.com