Form 10-K405, Exhibit 13
period 1998-12-31
STURM RUGER & CO INC
filed 1999-03-31
CIK 95029

                                [GRAPHIC OMITTED]

                          Sturm, Ruger & Company, Inc.
                               1998 Annual Report

                                [GRAPHIC OMITTED]

                          Fifty Years of Fine Firearms

When Sturm, Ruger & Company, Inc. opened for business 50 years ago on a meager $50,000 investment, the start was in the face of serious doubts from industry insiders. The "it can't be done" remarks of the experts reflected the widespread view that the manufacture of guns had likely peaked, and was in a state of decline. There seemed to be few new ideas, and the apparent trend was that the large, established gunmakers would continue to dominate the market.

      But this fledgling company was guided by several well-thought-out concepts, not the least of which was Bill Ruger's intent to build products "to a standard so I would want it even if it was made by a competitor." This fundamental concept, this deceptively simple touchstone of the underlying principles of innovation, quality and value, has proved so compelling that some 50 years later there is no question which company is pre-eminent in the American firearms industry. Sturm, Ruger's rise to its present well-earned position has made it a respected company on the New York Stock Exchange since 1990. In 1998 alone, Ruger produced more than 600,000 firearms for hunting, target-shooting, collecting, self-defense, law enforcement, and the armed forces. And in the course of the past half century, the Company has had the opportunity to purchase each one of its "big four" rivals.

      From the very first months in that little red barn near the Southport, Connecticut train station, innovative products were designed and sound decisions were made. The Company maintained a basic philosophy of top-thin staff of management, designers and engineers (the majority themselves gun enthusiasts), using advanced business techniques and creating original firearms concepts, built using cutting-edge manufacturing technology. Each product was not only sound, reliable, accurate, and safe, but was produced with technological excellence. And every model was fairly and reasonably priced for the consumer -- i.e. built to that standard, "so I would want it even if it was made by a competitor."

      No other gunmaker in modern times has demonstrated such consistent, unrelenting, on-the-mark product innovation and development. Owning a Ruger has become a new goal for a loyal, worldwide and ever-increasing multitude of consumers.

      By the 50th anniversary, the total of firearms built stands in excess of 18,000,000. At the same time, the Company which achieved this resounding success has captured the imagination, interest and dedication of the hunting, shooting and technologically keen public at a level that begs comparisons in any field.

      One can also take heart in recognizing the fact that Sturm, Ruger's achievements are firmly within the time-honored traditions of the American Industrial Revolution, and the "Yankee ingenuity" that Revolution represents. Sturm, Ruger & Co. has extended the historic achievements of pioneers like Eli Whitney, Simeon North, Robbins & Lawrence and Colonel Samuel Colt by spearheading a modern "industrial revolution" of its own creation. Among the most striking contributions of Sturm, Ruger in this technological transformation have been in pioneering precision investment casting technology, not only in ferrous and aluminum metals, but in the high-tech world of titanium.

      It is as satisfying to view the four modern factory sites, in New Hampshire and Arizona (with corporate offices in Connecticut), as it is to admire the over 50 models of guns in the Company's line, in variations totaling over 300. In excess of 2,000 employees make and market the line of firearms and specialized castings, the latter for industrial clients as diverse as aerospace, automotive, medicine, and golf.

      Yet another exemplary facet of the Sturm, Ruger epic is that all of this was achieved through sound business practices, and (virtually unheard-of in modern times) through reinvested earnings. In each year of its existence, Sturm, Ruger has posted a profit -- never once borrowing a penny.

      The Company's history is all the more remarkable because it spans a period during which America's industrial base has been shrinking; when pundits have relegated the country to a service economy; and when media and activist pressures against firearms and hunting have reached peak levels. Yet even as the market shares of other major U.S. firearms firms have decreased, Ruger's continue to increase. Furthermore, only Ruger, of all the world's gunmakers, designs, engineers and manufactures a complete line of rifles, shotguns, revolvers and pistols. There is a Ruger gun for virtually every sporting, personal defense, military and police purpose. This unprecedented, unequaled and unsurpassed line is produced entirely in Ruger factories in America.

      Under the leadership of Sturm, Ruger & Co., gunmaking has been revitalized and, in some ways, reassumed a dominant place in contemporary technology. This is particularly true in the arena of precision investment casting. Sturm, Ruger & Co. occupies a singular position at the forefront of that time-honored discipline.

      Sturm, Ruger & Co. has also been a pivotal institution with far-reaching impact on the shooting sports. As a designer, gunmaker, manufacturer, marketer and technical innovator, Ruger has led the firearms field toward the 21st century. And in its catalogues, manuals, public service messages and advertising, the Company has continuously stressed safety and responsibility.

      Recognition of the stature of Sturm, Ruger & Co. beyond the firearms field has been widespread, ranging from a case study by the Harvard Business School, to articles in Forbes magazine (in which the founder was termed "crusty and unflappable"), to such television programs as CNN's "Pinnacle" and "60 Minutes," and in countless other media.

      Despite all the recognition, the fanfare and, the hoopla, William B. Ruger himself remains dedicated to the same principles and ideals that guided the Company from the very beginning. He remains devoted to the Company, and to its future. Typically, he has stated: "It's the Company's 50th anniversary -- not mine."

      The fact remains that the story is one of which America can be proud. The world of firearms has long ago recognized and welcomed the once-tiny New England company, about which some had mistakenly said, "it can't be done."

      That little red barn, where it all began five decades ago, still stands, a symbol of the extraordinary continuity of Sturm, Ruger & Co. -- the same leadership, the same vision of quality -- through five decades of continuous innovation and growth.

      One need not state that Sturm, Ruger & Co. is ready for the 21st century -- the more accurate observation is that, after 50 years of unprecedented achievement, the Company is already there. And after that half century, although the goal of a complete firearms line has been reached, this Company -- and its founder -- continue to set the example for an entire industry. In the process, Sturm, Ruger & Co. reminds the United States of America that it is still the leader of the free world, that precision American manufacturing is alive and well -- and that "it can be done."

                                                                  -- R.L. Wilson
                                                        Author, Ruger & His Guns

[GRAPHIC OMITTED]

Painting of "The Red Barn" by Hanic, first home of Sturm, Ruger & Co., Inc.

                                                              New Ruger Products

A longer steel receiver, special tungsten alloy bolt, and a new .22 Magnum rotary magazine distinguish this powerful rimfire magnum from its .22 Long Rifle predecessor introduced in 1964. As the original 10/22 has set the standard for all .22 rifles worldwide, so will the new Ruger 10/22 Magnum exceed the demands of those shooters requiring the longer range and power of the .22 WMR cartridge in the hunting field.

            Stepping up a considerable notch in power from the rimfires, Ruger's famous five-shot .223 centerfire rifles have proven themselves in the fields and ranches of the country since 1974. Always rugged and dependable, the "All-Weather" Mini-14 rifles now are available in stainless steel with synthetic stocks, making them virtually impervious to moisture and changes in impact caused by stock warpage when hunting in wet climates.

      Ideal for short-range hunting of deer-sized game in heavy cover, this bolt action .44 Magnum rifle is also offered in stainless steel with a synthetic stock of Ruger "All-Weather" polymer construction. It is compact, lightweight, accurate, powerful enough for deer, and can be carried afield on those days when blued steel and wood simply can't take the abuse.

for 1999

The Ruger 10/22 Magnum Carbine

[GRAPHIC OMITTED]

The Ruger "All-Weather" Mini-14 and Ranch Rifles

[GRAPHIC OMITTED]

The Ruger "All-Weather" 77/44 Rifle

[GRAPHIC OMITTED]

The Ruger "All-Weather" M77 MKII Ultra Light Rifles

[GRAPHIC OMITTED]

The Ruger "All-Weather" 77/50 Muzzleloading Rifle

[GRAPHIC OMITTED]

The Ruger "All-Weather" Red Label Shotgun

[GRAPHIC OMITTED]

Moving up even further in big-game power, these rifles are chambered for cartridges suited to all North American big-game and are specially designed not to be burdensome. They carry light but carry a big punch, with the additional attributes of worry-free "All-Weather" stainless steel and synthetic stock materials.

            Hunters who take to the field for special "black powder only" hunting seasons will appreciate the joys of a .50 caliber muzzleloader that will retain its newness for many seasons, due to its modern design and synthetic stock. An added bonus is that its stainless steel metal components greatly ease the normally tedious chore of cleaning up corrosive black powder residue.

      No longer will the thought of bringing a fine over-and-under shotgun into the corrosive environment of a saltwater duck blind cause owners of this shotgun to pause. It is specifically designed for outdoor use in such situations, and is equally at home on the target range, especially on those days when the game is on, rain or shine.

This pistol is a tribute to the inventive genius of William B. Ruger and his original design which launched the Company in 1949. Like the original, it sports a polished bolt and "red eagle" grip medallions, but it also bears the unique Ruger 50th Anniversary logo rollmarked above the chamber. No better testament to the enduring excellence of Ruger firearms could be devised than this simple, classic epitome of reliable design. It will only be available in 1999.

            As American as Sturm, Ruger, the .45 ACP cartridge will forever be associated with those pistols proudly carried by our armed forces in conflicts around the world since 1911. Now Ruger introduces a thoroughly modern .45, made of advanced materials and embodying the latest thinking of what will become a 21st century American classic.

      The Ruger Super Redhawk simply has no equal in the world of rugged, big-game revolvers. Its power is now brought to new heights by the introduction of the caliber .454 Casull, one of the most powerful hunting cartridges ever invented for any revolver. Only a few guns can handle it, and the massive Ruger Super Redhawk is by far the best.

The Ruger "50th Year Commemorative" Mark II Pistol

[GRAPHIC OMITTED]

The Ruger P97 Pistol

[GRAPHIC OMITTED]

The Ruger Super Redhawk Revolver in Caliber .454 Casull

[GRAPHIC OMITTED]

To Our Stockholders

We are pleased to report that 1998 marks the completion of 50 years of successful business for Sturm, Ruger & Company, Inc., a milestone not imagined in 1949 with the first shipment of the Ruger Standard automatic pistol. Each year has brought forth interesting challenges, new engineering concepts, and most of all, successful growth in overall operations.

      During 1998, significant challenges confronted both the firearms and investment castings segments of the Company. Though the firearms market improved slightly quarter by quarter, in spite of an approximate 5% price increase effective July 1, casting sales levels were disappointing in the final half of the year. However, we are pleased to report that despite these pressures, Company-wide sales in both dollar amounts and unit shipments were slightly improved over the levels achieved during the previous year. Overall profits did not keep pace with the increased sales, and were substantially less than planned for our golf club head business, and below 1997 levels. Despite these results, it is important to note the continued financial strength of the Company as represented on the enclosed Consolidated Balance Sheets. Our long-standing policies of internally financed growth, aversion to long-term debt, and high liquidity, all remain intact, providing us with a sound basis for the future.

[PHOTO OMITTED]

      Specific results for 1998 were sales of $211.6 million, net income of $23.4 million, earnings per share of $0.87, and dividends of $0.80 per share. Comparable figures for 1997 were sales of $209.4 million, net income of $27.8 million, earnings per share of $1.03, and dividends of $0.80 per share.

      Engineering and production developments within the firearms divisions resulted in several new product introductions for 1999 at both the National Association of Sporting Goods Wholesalers Show in November and at the Shooting, Hunting and Outdoor Trade ("SHOT") Show in Atlanta, Georgia. These include the Ruger 10/22 Magnum rifle, a new Ruger Super Redhawk revolver chambered in .454 Casull, the 50th Anniversary Commemorative Mark II pistol, several new "All-Weather" models in our existing rifle and shotgun lines, and a new P97 centerfire pistol utilizing a compound polymer frame chambered for the popular
 .45 ACP caliber. We are pleased to report a high level of genuine enthusiasm for these products, supported by significant customer orders. These new models are more fully described below and showcased on pages 2-7 of this report.

o The Ruger 10/22 Magnum rifle is a steel-receiver .22 Magnum version of this most famous rimfire rifle. A longer, heavier tungsten alloy bolt is used to handle the more powerful .22 Magnum cartridge, along with a longer version of the original Ruger rotary magazine. As with the original .22 long

    Net Sales
Millions of Dollars

[BAR CHART OMITTED]

    Net Income
Millions of Dollars

[BAR CHART OMITTED]

      rifle version, this rotary magazine fits flush with the stock, enhancing the rifle's appearance and ease of carrying.

o The new Ruger Super Redhawk double action revolver chambered in .454 Casull, one of the most powerful revolver cartridges available, will be introduced in the second quarter. It is ideal for hunting dangerous game and has all the strength and reliability of the proven Super Redhawk design.

o The 50th Anniversary Model Ruger Mark II Pistol commemorates the introduction of Ruger's first commercial firearm in 1949. The original pistols were shipped with an unblued steel bolt, and to retain this impression we have substituted a corrosion-resistant stainless steel bolt adorned at the rear with the famous Ruger logo. The magazine and both grips use Ruger medallions with a red background, and the impressive 50th Anniversary Ruger crest is rollmarked into portion of the receiver.

o Several years ago, the Company introduced the first "All-Weather" rifles which combine the benefit of corrosion-resistant stainless steel with a weather-resistant synthetic stock. The popularity of this concept has led to the introduction of additional such models in recent years. For 1999, we have added "All-Weather" models to our muzzleloading rifle, .44 Magnum compact bolt-action rif Mini-14 Ranch Rifles, and for the first time we now offer an "All-Weather" Red Label Shotgun.

o The new P97 centerfire pistol provides the .45 ACP caliber with a lightweight polymer frame first introduced three years ago in our P95 series pistols.

      With respect to our titanium investment casting business in 1998, we were fortunate to begin working on the development, production and shipment of several new products for a number of significant manufacturers of titanium golf clubs. In addition to our titanium golf club head business, we continue to produce castings for non-golf customers, and are investigating investment casting applications in areas not previously considered. These additional efforts, while requiring more Company resources and adversely impacting profits in 1998, have already broadened our business base and demonstrated our continued commitment to this emerging segment of our business. In short, we are investing in the future of our castings business.

      Our conventional product liability situation continues to improve. Accident claims have dropped to levels not seen since the early 1970's, with only 12 pending product liability cases. The National Safety Council has once again reported a significant decline in firearms accidents to the lowest level since 1903. Criminal misuse of firearms has also declined to 1970's levels; yet for some unfathomable reason a few

To Our Stockholders
(Continued)

Return on
Stockholders'
Equity
Percent

[BAR CHART OMITTED]

Net Income
Per Share
Dollars

[BAR CHART OMITTED]

mayors of cities in which these notable improvements have not occurred have seen fit to sue us and other firearms manufacturers, claiming that the manufacture and sale of firearms in accordance with complex Federal, State, and local regulations somehow causes violent crime.

Most commentators and editors, including those located within the few cities who have filed such misguided lawsuits, recognize that the legal foundations of these suits have no precedent in tort law, and categorically condemn these actions. We will of course vigorously defend such unfounded claims, as we have successfully done in all prior attempts to so misuse our court system. Our sales and marketing practices are completely appropriate and prudent. Along with our defenses, we will continue to try to educate those who misperceive our Company and reassure them that we stand at the forefront of those who urge the strongest possible enforcement of laws aimed at those violent few who misuse the right to own firearms.

At the outset of the year, William B. Ruger, Jr. assumed the additional role of President, and Stephen L. Sanetti, our Vice President and General Counsel, became a member of the Board of Directors. As expected, this transition was successful and has strengthened the management structure of the Company. The Board of Directors has approved, subject to stockholder approval, a stock option plan as part of the compensation program for certain key employees. We believe this type of incentive compensation will prove to be beneficial to all stockholders as well as these employees. It is the efforts of each of our employees that lead to our successes, and again we offer them our sincere appreciation for a job well done.

We hope you plan on joining us for the annual Stockholders' Meeting on May 13, in New London, New Hampshire.


/s/ William B. Ruger

William B. Ruger
Chairman, Chief Executive Officer, and Treasurer


/s/ William B. Ruger, Jr.

William B. Ruger, Jr.
Vice Chairman, Senior Executive Officer, President, and Chief Operating Officer

February 12, 1999

Selected Financial Data
(Dollars in thousands, except per share data)

                                                                    Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                                 1998           1997           1996           1995           1994
-----------------------------------------------------------------------------------------------------------------
Net firearms sales ......................    $144,898       $141,863       $148,829       $155,622       $180,079
Net castings sales ......................      66,682         67,520         74,466         36,847         16,358
-----------------------------------------------------------------------------------------------------------------
Total net sales .........................    $211,580       $209,383       $223,295       $192,469       $196,437
=================================================================================================================
Cost of products sold ...................    $157,048       $146,143       $150,200       $134,930       $125,439
Gross profit ............................      54,532         63,240         73,095         57,539         70,998
Income before income taxes ..............      39,372         46,639         56,835         43,846         56,992
Income taxes ............................      15,946         18,889         22,450         17,670         22,943
Net income ..............................      23,426         27,750         34,385         26,176         34,049
Basic and diluted earnings per share ....        0.87           1.03           1.28           0.97           1.27
Cash dividends per share ................        0.80           0.80           0.80           0.70           0.60

                                                                         December 31,
-----------------------------------------------------------------------------------------------------------------
                                                 1998           1997           1996           1995           1994
-----------------------------------------------------------------------------------------------------------------
Working capital ......................... $   102,395    $    97,551    $    95,217    $    91,942    $    93,852
Total assets ............................     196,734        199,794        189,890        178,552        169,492
Total stockholders' equity ..............     154,564        152,920        146,727        133,735        126,295
Book value per share ....................        5.74           5.68           5.45           4.97           4.69

Return on stockholders' equity ..........        15.2%          18.5%          24.5%          20.1%          29.0%
Current ratio ...........................    5.1 to 1       4.5 to 1       5.0 to 1       4.6 to 1       4.8 to 1

Common shares outstanding ...............  26,910,700     26,922,800     26,916,800     26,910,800     26,904,800
Number of stockholders of record ........       1,974          1,971          1,899          1,678          1,478
Number of employees .....................       2,130          1,978          2,094          1,937          1,905

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

Results of Operations

Year ended December 31, 1998, as compared to year ended December 31, 1997:

      Consolidated net sales of $211.6 million were achieved by the Company in 1998 representing an increase of $2.2 million or 1.0% from net sales of $209.4 million in 1997.

      Firearms segment net sales increased by $3.0 million or 2.1% to $144.9 million in 1998 from $141.9 million in the prior year. Firearms unit shipments for 1998 increased modestly (1.7%) from 1997 due to growth in rifles partially offset by a reduced demand for revolvers. Shipments of pistols were consistent for both years. Rifle growth reflects an increase of 18.6% in shipments of M-77 models, and 11.2% for 10/22 models, over 1997. Rifle models were aided by a special promotion in September 1998 that allowed for an 11% discount on certain of the Company's rifles, including the M-77 and 10/22 models. Firearms segment sales were favorably impacted by a price increase on selected models which went into effect on July 1, 1998. In 1998, the Company employed four sales incentive programs, three of which were in effect in 1997. These four programs were replaced with a new program for 1999 which will provide a rebate to distributors who achieve specific annual sales targets, based on their prior performance.

      Casting segment net sales experienced a slight decrease of 1.2% to $66.7 million in 1998 from $67.5 million in 1997 as a result of slightly lower volume. Strong golf club head shipments, primarily to Callaway Golf Company, Inc. ("Callaway Golf") in the first half of 1998, waned during the latter half of the year. Shipments to other golf companies in the second half of the year partially offset the absence of Callaway Golf shipments during that period. The apparent downturn in the golf club marketplace, caused in part by uncertainties surrounding the Asian economy, appears to have been a major factor in the slowdown of club head shipments. The anticipated level of 1999 casting sales is dependent, in part, on the recovery of the golf industry. The Company continues to actively pursue other titanium markets as well as other golf club casting business.

      Consolidated cost of products sold for 1998 was $157.0 million compared to $146.1 million in 1997, representing an increase of 7.5%. This increase of $10.9 million was primarily attributable to significant additional start-up costs associated with new investment castings segment customers and products and increased sales by the firearms segment, partially offset by a $1.4 million reduction in product liability expense as a result of favorable litigation experience.

      Gross profit as a percentage of net sales decreased to 25.8% in 1998 from 30.2% in 1997. The decrease is due to significant additional start-up costs associated with new customers and products in the investment castings segment and the increased level of participation in the firearms sales incentive programs in 1998, partially offset by the firearms price increases effective July 1, 1998.

      Selling, general and administrative expenses increased by 7.3% or $1.3 million to $19.2 million in 1998 from $17.9 million in 1997. This increase resulted from a national marketing campaign employed by the Company in 1998 which featured numerous advertisement placements in various outdoor and sporting media.

      Other income-net increased from $1.3 million in 1997 to $4.0 million in 1998 reflecting start-up expenses incurred in 1997 at Antelope Hills, LLC ("Antelope Hills"), a former joint venture between the Company and Callaway Golf which was formed to construct and operate a foundry for the production of golf club heads investment cast in titanium, and a gain on the sale of non manufacturing real estate in the second quarter of 1998.

      The effective income tax rate was 40.5% in 1998 and 1997.

      As a result of the foregoing factors, consolidated net income in 1998 decreased to $23.4 million from $27.8 million in 1997, representing a decrease of $4.4 million or 15.6%.

Year ended December 31, 1997, as compared to year ended December 31, 1996:

      Consolidated net sales of $209.4 million were achieved by the Company in 1997, representing a decrease of $13.9 million or 6.2% from net sales of $223.3 million in 1996. The decline in firearms sales reflected the continuing overall slowdown in the firearms market while the decrease in casting sales was attributable to a sluggish first half of the year, partially offset by a significant increase during the last six months.

      Firearms segment net sales decreased by $6.9 million or 4.7% to $141.9 million in 1997 from $148.8 million in the prior year. This was the third consecutive year in which firearms sales declined. Firearms unit shipments for 1997 decreased 6.7% from 1996 due to reduced demand for rifles and revolvers partially offset by increased demand for pistols and shotguns. Shipments of certain new firearms models, including the new Ruger Bisley-Vaquero revolver, continued to grow during 1997. The Company employed three sales incentive programs during 1997, one of which was in effect in 1996.

      Casting segment net sales decreased by 9.3% to $67.5 million in 1997 from $74.5 million in 1996. This was due to decreased shipments of titanium golf club heads to Callaway Golf during the first half of 1997.

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

      Gross profit as a percentage of net sales decreased to 30.2% in 1997 from 32.7% in 1996. The decrease was due to the reduced overall volume of business in both the firearms and investment castings segments coupled with pricing pressures in both markets, as evidenced by the additional special incentive programs mentioned previously. Although variable costs were reduced during 1997 in response to the changes in sales volumes, the impact of fixed costs associated with operating the Company's facilities resulted in reduced gross profit margins from 1996.

      Selling, general and administrative expenses decreased by 6.8% or $1.3 million to $17.9 million in 1997 from $19.2 million in 1996. This decrease was principally attributable to decreased national advertising and marketing expenses incurred during the year.

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

Financial Condition

      At December 31, 1998, the Company had cash, cash equivalents and short-term investments of $47.9 million, working capital of $102.4 million and a current ratio of 5.1 to 1.

      Cash provided by operating activities was $24.6 million, $49.1 million, and $24.4 million in 1998, 1997, and 1996, respectively. The decrease in cash provided in 1998 is principally the result of lower net income and the $9.5 million reduction in inventories in 1997 compared to an increase in inventories of $2.0 million in 1998.

      The Company follows an industry-wide practice of offering a "dating plan" to its firearms customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's marketing year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through February have to be made by April 30. Shipments made in subsequent months have to be paid for within approximately 90 days. Dating plan receivable balances were $15.7 million and $8.9 million at December 31, 1998 and 1997, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

      The Company purchases titanium from a number of suppliers. There is, however, a limited supply of titanium in the marketplace at any given time which can cause the purchase price to vary based upon numerous market factors. The Company believes that it has adequate quantities of titanium in inventory to provide ample time to locate and obtain additional titanium at a reasonable cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of titanium prices, the Company's results could be adversely affected.

      Capital expenditures during the past three years averaged $6.0 million per year. In 1999, the Company expects to spend approximately $6 million on capital expenditures to

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(Continued)

continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations.

      In 1998 the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $.20 per share paid in March, June, September, and December 1998. On January 13, 1999, the Company declared a regular quarterly dividend of $.20 per share payable on March 15, 1999. Future dividends depend on many factors, including internal estimates of future performance and the Company's need for funds.

      Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 1999.

      The purchase of firearms is subject to federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

      Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" has not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. The Crime Bill took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons." To the contrary, all the Company's then-manufactured long guns were exempted by name as "legitimate sporting firearms." The Company remains strongly opposed to laws which would unduly restrict the rights of law-abiding citizens to acquire firearms for legitimate purposes. The Company believes that the private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

      The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. In 1995, the Company was a named defendant, along with numerous other firearms manufacturers and distributors, in the Hamilton, et. al. vs. Accu-tek, et. al. lawsuit claiming damage as a result of allegedly negligent sales practices and "industry-wide" liability. The suit proceeded to trial in January 1999, and the jury verdict completely exonerated the Company of any negligence. In 1998 and early 1999, the Company was a named defendant, along with numerous other firearms manufacturers, distributors, and dealers, in lawsuits filed by the mayors of New Orleans, Chicago, and Bridgeport, alleging, among other things, that the Company created a "public nuisance" and conspired to ignore certain safety devices in its manufacturing process, allegedly resulting in the ability of criminals and careless individuals to illegally obtain and misuse firearms. While it is difficult to forecast the outcome of litigation or the timing of costs, management believes, after consultation with counsel, that those allegations are unfounded and that this litigation is not likely to have a material adverse effect on the financial condition of the Company.

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

      The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

      Inflation's effect on the Company's operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis. Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus, reduces distortion in reported income. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy.

      Some of the Company's computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation causing disruptions of operations, including a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This is commonly referred to as the "Year 2000" issue.

      The Company has completed its assessment of the Year 2000 issue as it relates to both information technology systems and non-information technology applications. With respect to information technology systems, numerous programs and files on the Company's mainframe computer system have been identified as candidates for conversion, many of which have already been converted. At the current personnel level, the remaining remediation effort will continue through the third quarter of 1999. This allows for any necessary final review to occur during the fourth quarter of 1999. User testing will be performed at the completion of each conversion. If as a result of user testing or other procedures, unforeseen problems or issues arise with the identified programs or if it is determined that additional programs require remediation, additional personnel from outside the Company may be needed to complete the Year 2000 remediation in a timely manner.

      Currently, the Company has not established a contingency plan in the event it does not complete all phases of the Year 2000 program. The Company plans to evaluate the status of completion in the fourth quarter of 1999 to determine whether such a plan is necessary. Its conversion schedule has prioritized critical applications. As such, any disruption caused by the failure to complete the conversion on all of the identified candidates for remediation should be mitigated. As noted above, the Company has not yet completed all necessary phases of the Year 2000 remediation. In the event that the Company does not complete any additional phases, certain of the Company's functions could be adversely impacted; including but not limited to, production, shipping, invoicing, purchasing, payroll, credit and collections.

      The Company has not completed its assessment of Year 2000 issues related to third parties, as approximately one third of third party responses have not yet been received. Thus far, the Company is unaware of any significant issues related to third parties with which it has a material relationship. As the Company is relying on the truthfulness and completeness of third party information and certification, there can be no assurance that the systems of other companies will be converted on time or that any such failure to convert by another company would not have an adverse effect on the Company.

      Results of the efforts underway and the Company's current assessments continue to indicate that the impact of the Year 2000 remediation relating to information technology, non-information technology and third parties will be immaterial to the Company's future operating results and cash flows. However, the Company will continue to closely monitor and disclose the impact of Year 2000 issues throughout 1999.

Forward-Looking Statements and Projections

      The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings (including those from titanium golf club components), the need for external financing for operations or capital expenditures, the impact of Year 2000 issues, the results of pending litigation against the Company, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date made, and the Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                   1998        1997
Assets
Current Assets
Cash and cash equivalents ..............................   $  4,680    $  4,488
Short-term investments .................................     43,247      45,484
Trade receivables, less allowances for doubtful accounts
  ($1,299 and $1,001) and discounts ($1,888 and $2,842)      23,046      21,118
Inventories:
  Finished products ....................................     13,402      12,708
  Materials and products in process ....................     34,150      32,841
--------------------------------------------------------------------------------
                                                             47,552      45,549
Deferred income taxes ..................................      7,999       7,224
Prepaid expenses and other assets ......................      1,091       1,344
--------------------------------------------------------------------------------
Total Current Assets ...................................    127,615     125,207

Property, Plant, and Equipment
  Land and improvements ................................      3,495       3,575
  Buildings and improvements ...........................     30,370      30,136
  Machinery and equipment ..............................     88,067      83,788
  Dies and tools .......................................     22,986      21,702
--------------------------------------------------------------------------------
                                                            144,918     139,201
  Allowances for depreciation ..........................    (93,833)    (83,538)
--------------------------------------------------------------------------------
                                                             51,085      55,663
Deferred income taxes ..................................      3,400       4,701
Other assets ...........................................     14,634      14,223
--------------------------------------------------------------------------------
Total Assets ...........................................   $196,734    $199,794
===============================================================================

See accompanying notes.

December 31,                                                         1998        1997
Liabilities and Stockholders' Equity
Current Liabilities
Trade accounts payable and accrued expenses ..................   $  3,936    $  4,628
Product safety modifications .................................        752         870
Product liability ............................................      3,000       3,000
Employee compensation ........................................     11,181      10,303
Workers' compensation ........................................      4,173       5,063
Income taxes .................................................      2,178       3,792
-------------------------------------------------------------------------------------
Total Current Liabilities ....................................     25,220      27,656

Product Liability Accrual ....................................     16,950      19,218

Contingent Liabilities (Note 6) ..............................         --          --

Stockholders' Equity
Common Stock, non-voting, par value $1:
  Authorized shares - 50,000; none issued
Common Stock, par value $1:
  Authorized shares - 40,000,000
  Issued and outstanding shares - 26,910,700 and 26,922,800 ..     26,911      26,923
Additional paid-in capital ...................................      2,434       2,632
Retained earnings ............................................    125,409     123,510
Accumulated other comprehensive income .......................       (190)       (145)
-------------------------------------------------------------------------------------
Total Stockholders' Equity ...................................    154,564     152,920
-------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity ...................   $196,734    $199,794
=====================================================================================

Consolidated Statements of Income
(In thousands, except per share data)

Year ended December 31,                             1998        1997        1996
Net firearms sales .........................    $144,898    $141,863    $148,829
Net castings sales .........................      66,682      67,520      74,466
Total net sales ............................     211,580     209,383     223,295

Cost of products sold ......................     157,048     146,143     150,200
--------------------------------------------------------------------------------
Gross profit ...............................      54,532      63,240      73,095
Expenses:
  Selling ..................................      13,515      12,412      13,214
  General and administrative ...............       5,655       5,453       5,959
--------------------------------------------------------------------------------
                                                  19,170      17,865      19,173
--------------------------------------------------------------------------------
                                                  35,362      45,375      53,922

Other income-net ...........................       4,010       1,264       2,913
--------------------------------------------------------------------------------
Income before income taxes .................      39,372      46,639      56,835

Income taxes ...............................      15,946      18,889      22,450
--------------------------------------------------------------------------------
Net Income .................................    $ 23,426    $ 27,750    $ 34,385
================================================================================
Basic and Diluted Earnings Per Share .......    $   0.87    $   1.03    $   1.28
================================================================================
Cash Dividends Per Share ...................    $   0.80    $   0.80    $   0.80
================================================================================

See accompanying notes.

Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                                                          Accumulated
                                                               Additional                       Other
                                                      Common      Paid-In     Retained  Comprehensive
                                                       Stock      Capital     Earnings         Income        Total
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ...................   $  26,911    $   2,380    $ 104,444      $      --    $ 133,735
  Net income ...................................                                34,385                      34,385
  Issuance of 6,000 shares of Common Stock .....           6          134           (3)                        137
  Cash dividends ...............................                               (21,530)                    (21,530)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 ...................      26,917        2,514      117,296             --      146,727
  Net income ...................................                                27,750                      27,750
  Additional minimum pension liability .........                                                 (145)        (145)
  Comprehensive income .........................                                                            27,605
  Issuance of 6,000 shares of Common Stock .....           6          118                                      124
  Cash dividends ...............................                               (21,536)                    (21,536)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 ...................      26,923        2,632      123,510           (145)     152,920
  Net income ...................................                                23,426                      23,426
  Additional minimum pension liability .........                                                  (45)         (45)
  Comprehensive income .........................                                                            23,381
  Repurchase of 12,100 shares of Common Stock ..         (12)        (198)                                    (210)
  Cash dividends ...............................                               (21,527)                    (21,527)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 ...................   $  26,911    $   2,434    $ 125,409      $    (190)   $ 154,564
==================================================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows
(In thousands)

Year ended December 31,                                                 1998         1997         1996
Operating Activities
  Net income ...................................................   $  23,426    $  27,750    $  34,385
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation .............................................      10,295        9,208        7,588
      Gain on sale of land .....................................        (825)          --           --
      Issuance of Common Stock .................................          --          124          137
      Net provision for product safety modifications ...........        (118)        (432)        (137)
      Deferred income taxes ....................................         526          696       (1,052)
      Changes in operating assets and liabilities:
        Trade receivables ......................................      (1,928)         (44)      (1,210)
        Inventories ............................................      (2,003)       9,534      (12,776)
        Trade accounts payable and accrued expenses ............        (692)          (3)         635
        Prepaid expenses, other assets, and other liabilities ..        (215)        (910)        (781)
        Product liability ......................................      (2,268)          --           --
        Income taxes ...........................................      (1,614)       3,197       (2,422)
------------------------------------------------------------------------------------------------------
      Cash provided by operating activities ....................      24,584       49,120       24,367

Investing Activities
  Property, plant, and equipment additions .....................      (5,969)      (4,511)      (7,625)
  Purchases of short-term investments ..........................    (131,521)    (160,757)    (156,132)
  Proceeds from sales or maturities of
    short-term investments .....................................     133,758      145,925      168,957
  Net proceeds from sale of land ...............................       1,077           --           --
  Investment in joint venture ..................................          --          518       (8,941)
  Purchase of Callaway Golf's interest in joint venture ........          --       (7,000)          --
      Cash used by investing activities ........................      (2,655)     (25,825)      (3,741)

Financing Activities
  Dividends paid ...............................................     (21,527)     (21,536)     (21,530)
  Repurchase of Common Stock ...................................        (210)          --           --
======================================================================================================
      Cash used by financing activities ........................     (21,737)     (21,536)     (21,530)
------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash and Cash Equivalents ...............         192        1,759         (904)
Cash and cash equivalents at beginning of year .................       4,488        2,729        3,633
------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year .......................   $   4,680    $   4,488    $   2,729
======================================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Organization

      Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company's firearms are sold through a select number of independent wholesale distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturers' representatives to companies in a wide variety of industries.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A joint venture, in which the Company had a 50% investment, was accounted for using the equity method through June 1997. In June 1997, the Company purchased its partner's 50% interest in the joint venture and accordingly, the former joint venture is consolidated in the accompanying financial statements from that date (see Note 3). All significant intercompany accounts and transactions have been eliminated.

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

Inventories

      Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $38.7 million and $39.4 million at December 31, 1998 and 1997, respectively.

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

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1998, 1997, and 1996 were $3.1 million, $2.3 million, and $3.2 million, respectively.

Stock Options

      The Company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Notes to Consolidated Financial Statements
(Continued)

Earnings Per Share

      In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share", which changed the methodology of calculating earnings per share. SFAS No. 128 requires the disclosure of diluted earnings per share regardless of its difference from basic earnings per share. The Company adopted SFAS No. 128 in December 1997. This adoption had no impact on earnings per share as the Company had no material common share equivalents in 1997 and 1996. Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,911,700 in 1998, 26,918,800 in 1997, and 26,913,300 in 1996. Diluted earnings per share for
1998 reflects the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,912,900.

Recent Accounting Pronouncements

      As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires the additional minimum pension liability adjustment to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

      Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note 7). In 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," that supersedes the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions." The adoption of SFAS No. 132 did not affect results of operations or financial position, but did affect the disclosure of pension information (see
Note 4).

2. Income Taxes

      The Federal and state income tax provision (benefit) consisted of the following (in thousands):

Year ended December 31,         1998                   1997                   1996
                          Current   Deferred     Current   Deferred     Current   Deferred
------------------------------------------------------------------------------------------
Federal ...............   $13,593     $464       $15,865     $607       $19,036   $  (816)
State .................     1,827       62         2,328       89         4,466      (236)
------------------------------------------------------------------------------------------
                          $15,420     $526       $18,193     $696       $23,502   $(1,052)
==========================================================================================

      Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                    1998        1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Product liability ....................................     $ 8,080     $ 8,998
  Employee compensation ................................       2,167       2,107
  Product safety modifications .........................         305         352
  Allowances for doubtful accounts and discounts .......       1,652         799
  Inventory ............................................         948         947
  Other ................................................       2,682       2,680
--------------------------------------------------------------------------------
Total deferred tax assets ..............................      15,834      15,883
Deferred tax liabilities:
  Prepaid insurance ....................................         313         382
  Depreciation .........................................       2,287       1,970
  Pension plans ........................................       1,835       1,606
Total deferred tax liabilities .........................       4,435       3,958
--------------------------------------------------------------------------------
Net deferred tax assets ................................     $11,399     $11,925
================================================================================

Notes to Consolidated Financial Statements
(Continued)

      The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                               1998      1997      1996
------------------------------------------------------------------------------
Statutory Federal income tax rate ...............     35.0%     35.0%     35.0%
State income taxes, net of Federal tax benefit ..      4.7       5.0       4.8
Other items .....................................       .8        .5       (.3)
------------------------------------------------------------------------------
Effective income tax rate .......................     40.5%     40.5%     39.5%
==============================================================================

      The Company made income tax payments of approximately $17.0 million, $15.0 million, and $25.9 million, during 1998, 1997, and 1996, respectively.

3. Joint Venture

      In 1995, the Company entered into a joint venture agreement with Callaway Golf Company, Inc. ("Callaway Golf") to construct and operate a foundry for the production of golf club heads investment cast in titanium. The joint venture, named Antelope Hills, LLC ("Antelope Hills"), was owned 50% by the Company and 50% by Callaway Golf. The operating results of Antelope Hills were insignificant to the Company. On June 25, 1997, the Company purchased Callaway Golf's interest in Antelope Hills for $7 million, an amount approximating Callaway Golf's equity in the venture. As a result, Antelope Hills is now a wholly owned subsidiary of the Company and is consolidated in the accompanying financial statements.

4. Pension Plans

      The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

      The cost of these defined benefit plans and the balances of plan assets and obligations are shown below (in thousands):

Change in Benefit Obligation                              1998            1997
------------------------------------------------------------------------------
Benefit obligation
  at January 1, ................................      $ 30,738        $ 25,781
Service cost ...................................         1,252           1,054
Interest cost ..................................         2,114           1,950
Actuarial gain .................................         1,386           3,047
Benefits paid ..................................        (1,240)         (1,094)
------------------------------------------------------------------------------
Benefit obligation
  at December 31, ..............................        34,250          30,738
------------------------------------------------------------------------------
Change in Plan Assets
------------------------------------------------------------------------------
Fair value of plan assets
  at January 1, ................................        26,016          23,332
Actual return on plan assets ...................         2,783           1,875
Employer contributions .........................         1,766           1,903
Benefits paid ..................................        (1,240)         (1,094)
------------------------------------------------------------------------------
Fair value of plan assets
  at December 31, ..............................        29,325          26,016
------------------------------------------------------------------------------
Funded status (underfunded) ....................        (4,925)         (4,722)
Unrecognized net actuarial loss ................         6,272           5,504
Unrecognized prior
  service cost .................................         2,555           3,007
Unrecognized transition
  obligation ...................................          (452)           (574)
------------------------------------------------------------------------------
Net amount recognized ..........................      $  3,450        $  3,215
==============================================================================

Amounts Recognized on the Balance Sheet                   1998            1997
------------------------------------------------------------------------------
Prepaid benefit cost ...........................      $  5,369        $  4,582
Accrued benefit liability ......................        (3,767)         (3,423)
Intangible asset ...............................         1,528           1,810
Accumulated other
  comprehensive income .........................           190             145
Deferred tax asset .............................           130             101
------------------------------------------------------------------------------
                                                      $  3,450        $  3,215
------------------------------------------------------------------------------
Weighted-Average
Assumptions as of December 31,
------------------------------------------------------------------------------
Discount rate ..................................          6.75%           7.00%
Expected return on plan assets .................          9.00%           9.00%
Rate of compensation increases .................          5.00%           5.00%

Components of Net Periodic Pension Cost
------------------------------------------------------------------------------
Service cost ...................................      $  1,252        $  1,054
Interest cost ..................................         2,114           1,950
Expected return
  on assets ....................................        (2,336)         (2,119)
Amortization of unrecognized
  transition asset .............................          (122)           (121)
Recognized gains ...............................           171              45
Prior service cost recognized ..................           452             445
------------------------------------------------------------------------------
Net periodic pension cost ......................      $  1,531        $  1,254
==============================================================================

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $10.3 million, $8.1 million, and $5.1 million, respectively, as of December 31, 1998 and $9.3 million, $7.4 million, and $4.3 million, respectively, as of December 31, 1997.

Notes to Consolidated Financial Statements
(Continued)

      The Company also sponsors a defined contribution plan which covers substantially all of its salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.1 million, $1.1 million, and $1.2 million, in 1998, 1997, and 1996, respectively.

      In 1998 and 1997, the Company changed the weighted-average discount rates which increased the projected benefit obligation by approximately $1.2 million and $2.0 million at December 31, 1998 and 1997, respectively.

      In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability which reduced comprehensive income by $45,000 and $145,000 in 1998 and 1997, respectively.

5. Stock Incentive and Bonus Plans

      In 1998, the Company adopted, subject to shareholder approval, the 1998 Stock Incentive Plan (the "1998 Plan") under which employees may be granted options to purchase shares of the Company's authorized but unissued stock and stock appreciation rights. The Company has reserved 2,000,000 shares for issuance under the 1998 Plan.

      On December 31, 1998, 1,470,000 stock options were granted under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. To date, no stock appreciation rights have been granted.

      The following table summarizes the activity of the 1998 Plan:

                                                                       Weighted-Average
                                                               Shares    Exercise Price
---------------------------------------------------------------------------------------
Outstanding at January 1, 1998 ........................            --                --
Granted ...............................................     1,470,000            $11.94
Exercised .............................................            --                --
Canceled ..............................................            --                --
---------------------------------------------------------------------------------------
Outstanding at December 31, 1998 ......................     1,470,000            $11.94
---------------------------------------------------------------------------------------

      There were no exercisable options at December 31, 1998. At December 31, 1998, an aggregate of 530,000 shares remain available for grant under the 1998 Plan.

      The Company accounts for employee stock options under APB Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans.

      The weighted-average fair value of options granted under the 1998 Plan was estimated at $3.15 on the date of grant using the Black- Scholes option-pricing model with the following weighted-average assumptions: 6.7% dividend yield, expected volatility of 30.3%, risk free rate of return of 5.5% and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

      However, as the options were granted on December 31, 1998, the effect of applying SFAS No. 123's fair value method to the Company's options results in net income and earnings per share that are not materially different from amounts reported in the accompanying financial statements. In future years, application of the fair value method is likely to have a material effect on the pro forma amounts, and in such an instance, disclosure will be made.

      The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 1998, 502,000 shares of Common Stock were reserved for future awards.

6. Contingent Liabilities

      The Company is a defendant in approximately 10 lawsuits involving product liability claims and is aware of other product liability claims which allege defective product design. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories. In many of the lawsuits, punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and, if applicable, insurance coverage. Management believes that, in every case, the allegations of defective product design or negligence by the Company are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearm by the claimant or a third party, and that there should be no recovery against the Company.

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

Notes to Consolidated Financial Statements
(Continued)

      In 1995, the Company was a named defendant, along with numerous other firearms manufacturers and distributors, in the Hamilton, et. al. vs. Accu-tek, et. al. lawsuit claiming damages as a result of alleged negligent sales practices and "industry-wide" liability. The suit proceeded to trial in January 1999, and the jury verdict resulted in complete exoneration of the Company. The Company is a named defendant, along with numerous other firearms manufacturers, distributors, and dealers, in lawsuits filed by the mayors of New Orleans, Chicago, and Bridgeport, alleging, among other things, that the Company created a "public nuisance" and conspired to ignore certain safety devices in its manufacturing process, allegedly resulting in the ability of criminals and careless individuals to illegally obtain and misuse firearms. While it is difficult to forecast the outcome of litigation or the timing of costs, management believes, after consultation with counsel, that those allegations are unfounded and that this litigation is not likely to have a material adverse effect on the financial condition of the Company. The number of lawsuits and claims that were tried, dismissed, settled or otherwise resolved and average settlement payments (excluding legal fees) were as follows: 1998-21 and $31,000, 1997-14 and $44,000, and 1996-21 and $45,000. Total cash payments, including legal fees, related to product liability management were $2.2 million, $1.4 million, and $2.3 million in 1998, 1997, and 1996, respectively.

7. Operating Segment Information

      The Company has two reportable segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of independent wholesale distributors primarily located in the United States. The investment castings segment consists of three operating divisions which manufacture and sell titanium, ferrous, and aluminum investment castings.

      The Company evaluates performance and allocates resources, in part, based on profit or loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company's cost plus a fixed profit percentage.

      The Company's assets are located entirely in the United States and export sales are insignificant.

      Revenues from one customer in the firearms segment totaled $22.2 million, $23.8 million, and $28.8 million in 1998, 1997, and 1996, respectively. Revenues from one customer in the castings segment totaled $41.9 million, $51.6 million, and $59.7 million in 1998, 1997, and 1996, respectively.

Year ended December 31, (in thousands)              1998        1997        1996
--------------------------------------------------------------------------------
Net Sales
  Firearms .................................    $144,898    $141,863    $148,829
  Castings
    Unaffiliated ...........................      66,682      67,520      74,466
    Intersegment ...........................      25,322      20,698      21,128
--------------------------------------------------------------------------------
                                                  92,004      88,218      95,594
  Eliminations .............................     (25,322)    (20,698)    (21,128)
--------------------------------------------------------------------------------
                                                $211,580    $209,383    $223,295
================================================================================
Income Before Income Taxes
  Firearms .................................    $ 33,166    $ 31,811    $ 32,688
  Castings .................................       4,320      13,663      21,474
  Corporate ................................       1,886       1,165       2,673
--------------------------------------------------------------------------------
                                                $ 39,372    $ 46,639    $ 56,835
================================================================================
Identifiable Assets
  Firearms .................................    $ 79,633    $ 75,024    $ 80,504
  Castings .................................      43,760      50,097      58,239
  Corporate ................................      73,341      74,673      51,147
--------------------------------------------------------------------------------
                                                $196,734    $199,794    $189,890
================================================================================
Depreciation
  Firearms .................................    $  4,774    $  4,413    $  4,550
  Castings .................................       5,521       4,795       3,038
--------------------------------------------------------------------------------
                                                $ 10,295    $  9,208    $  7,588
================================================================================
Capital Expenditures
  Firearms .................................    $  3,011    $  1,350    $  2,899
  Castings .................................       2,958       3,161       4,726
--------------------------------------------------------------------------------
                                                $  5,969    $  4,511    $  7,625
================================================================================

Notes to Consolidated Financial Statements
(Continued)

8. Quarterly Results of Operations (Unaudited)

      The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1998 (in thousands, except per share data):

                                                     Three Months Ended
---------------------------------------------------------------------------------
                                           3/31/98   6/30/98   9/30/98   12/31/98
---------------------------------------------------------------------------------
Net sales ..............................   $58,521   $59,997   $43,373   $49,689
Gross profit ...........................    16,324    17,318     7,933    12,957
Net income .............................     7,162     8,407     2,454     5,403
Basic and diluted earnings per share ...      0.27      0.31      0.09      0.20

                                                     Three Months Ended
---------------------------------------------------------------------------------
                                           3/31/97   6/30/97   9/30/97   12/31/97
---------------------------------------------------------------------------------
Net sales ..............................   $55,088   $54,505   $47,226   $52,564
Gross profit ...........................    16,736    18,108    12,352    16,044
Net income .............................     7,748     7,648     4,848     7,506
Basic and diluted earnings per share ...      0.29      0.28      0.18      0.28

      The sum of the quarters' earnings per share may not equal the full year per share amounts due to rounding differences resulting from changes in the number of shares of Common Stock outstanding.

      The Company made certain adjustments in the fourth quarter of 1998 resulting from changes in estimates that were material to the operating results of the quarter. These adjustments related primarily to LIFO inventory valuation and increased net income in the fourth quarter of 1998 by approximately $3.1 million or $.07 per share.

Report of Independent Auditors

[Letterhead of Ernst & Young LLP]

Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.

      We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP

February 12, 1999

Stockholder Information

Common Stock Data

      The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR". At February 12, 1999 the Company had 1,992 stockholders of record.

      The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                       Dividends
                                                    High         Low   Per Share
--------------------------------------------------------------------------------
1998:
  First Quarter ............................      $20.94      $17.13      $  .20
  Second Quarter ...........................       21.19       16.56         .20
  Third Quarter ............................       17.38       13.44         .20
  Fourth Quarter ...........................       15.94       10.56         .20
1997:
  First Quarter ............................      $19.88      $15.75      $  .20
  Second Quarter ...........................       19.82       14.75         .20
  Third Quarter ............................       22.38       18.50         .20
  Fourth Quarter ...........................       19.88       17.75         .20

Items of Interest to Stockholders

Annual Meeting

The Annual Meeting of Stockholders will be held on May 13, 1999 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 a.m.

Principal Banks

Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona

Independent Auditors

Ernst & Young LLP, Stamford, Connecticut

Transfer Agent

Harris Trust & Savings Bank
311 W. Monroe Street, 11th Floor
Chicago, Illinois 60606
312-360-5190

Form 10-K Report Available

A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission for 1998 can be obtained free of charge by writing to:

Corporate Secretary
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, Connecticut 06490
Telephone: 203-259-7843
Fax: 203-254-2195

Facilities

Southport, Connecticut
  Corporate Headquarters

Newport, New Hampshire
  Firearms Division
  Pine Tree Castings Division

Prescott, Arizona
  Firearms Division
  Ruger Investment Casting Division
  Antelope Hills, LLC

Manchester, New Hampshire
  Uni-Cast Division

Directors and Officers

Directors
--------------------------------------------------------------------------------

[PHOTO OMITTED]

Sturm, Ruger Board of Directors, January 1999 meeting.

Back Row (L to R) Service, Kingsley, Cunniff, Sanetti, Terhune, Kelley. Front Row (L to R) Ruger, Ruger, Jr., Hornor.

**William B. Ruger
  Chairman,
  Chief Executive Officer,
  and Treasurer

 *William B. Ruger, Jr.
  Vice Chairman,
  Senior Executive Officer,
  President, and
  Chief Operating Officer

  Stephen L. Sanetti
  Vice President,
  General Counsel

 *Richard T. Cunniff
**President, Ruane, Cunniff & Co., Inc.

 *Townsend Hornor
  Corporate Director

  Paul X. Kelley
  Partner
  J.F. Lehman & Company

  John M. Kingsley, Jr.
  Corporate Director

**James E. Service
  Consultant
  PGGR/Russell, Inc.

  Stanley B. Terhune
  Consultant

 *Audit Committee Member

**Compensation Committee Member

Officers
--------------------------------------------------------------------------------

William B. Ruger
Chairman,
Chief Executive Officer,
and Treasurer

William B. Ruger, Jr.
Vice Chairman,
Senior Executive Officer,
President, and
Chief Operating Officer

Stephen L. Sanetti
Vice President,
General Counsel

[PHOTO OMITTED]
Erle G. Blanchard
Vice President,
Controller

[PHOTO OMITTED]
Leslie M. Gasper
Corporate Secretary

--------------------------------------------------------------------------------
Walter P. Sych
--------------

Ruger Awards
50-Year Employee
Special Presentation
Shotgun

[PHOTO OMITTED]
Bill Ruger (right)
with Walter Sych
(left), 1999

      On the 50th Anniversary of its founding, Sturm, Ruger & Company, Inc. awarded its longest-term employee, Walter P. Sych of Fairfield, Connecticut, a uniquely engraved special presentation version of its famous Ruger Woodside Shotgun.

      Chairman William B. Ruger, who founded the Company along with Alexander Sturm, in 1949, made the presentation honoring Walter Sych for his fifty continuous years of faithful service to the Company. Mr. Ruger said, "Walter and I go back to the very origins of Sturm, Ruger. Through his dedicated efforts, and those of thousands of employees during the last half-century, this Company has grown to become a model of American manufacturing efficiency. In a sense, this fine shotgun is being symbolically presented to all our employees, past and present, who strived for and achieved the excellence in the design and production of Ruger firearms that has always been our goal. For their unswerving loyalty and efforts, I am profoundly grateful."

[PHOTO OMITTED]
Alexander Sturm
(far left) and
Walter Sych (far
right), 1949

      Mr. Sych was hired on July 13, 1949, when the Company had only six employees, made one product, and was located in what was a small red barn (pictured on page 1) next to the railroad station in the quiet Connecticut hamlet of Southport.

                                   Arms Makers
                                      for
                                  Responsible
                                    Citizens

                                     [LOGO]

                          Sturm, Ruger & Company, Inc.

                                One Lacey Place

                                   Southport

                               Connecticut 06490

                                  203 259 7843

                             www.ruger-firearms.com