Form 10-K405, Exhibit 13
period 1999-12-31
STURM RUGER & CO INC
filed 2000-03-23
CIK 95029

                                     [LOGO]

                                   [GRAPHIC]

              Sturm, Ruger & Company, Inc.   1999 Annual Report

[LOGO] ARMS MAKERS FOR

Front Cover:

The illustration depicted on the cover is the Currier &
Ives print "Camping Out, 'Some of the Right Sort' "by
Louis Mauer, ca. 1856.

Currier & Ives print courtesy of
The Adirondack Museum

[GRAPHIC]

Ruger Advanced Materials Group is a major producer of high quality titanium, ferrous (both chrome-molybdenum and stainless steel), and aluminum precision investment castings. With over 700 employees spread across four facilities, the Advanced Materials Group provides a wide variety of castings for both Ruger firearms plants and numerous commercial and industrial customers. In addition, these facilities also house the continuing research efforts endeavoring to produce technologically superior products for use in a number of recreational, industrial, and commercial applications.

                                A Father's Advice

If a sportsman true you'd be Listen carefully to me...

Never, never let your gun Pointed be at anyone. That it may unloaded be Matters not the least to me.

When a hedge or fence you cross Though of time it cause a loss From your gun the cartridge take For the greater safety's sake.

If twixt you and neighboring gun Bird shall fly or beast may run Let this maxim ere be thine "Follow not across the line."

Stops and beaters oft unseen Lurk behind some leafy screen. Calm and steady always be "Never shoot where you can't see."

You may kill or you may miss But at all times think of this: "All the pheasants ever bred Won't repay for one man dead."

Written by Mark Beaufoy of Coombe House, Shaftsbury, Dorset, England, in 1902, on presenting his eldest, Henry Mark, with his first gun. Reproduction here by permission of the author's granddaughter, Mrs. P.M. Guild.

                                     [LOGO]

                     8 Arms Makers for Responsible Citizens

Sturm, Ruger & Company, Inc., Lacey Place, Southport, CT 06490.
www.ruger-firearms.com Instruction manuals for all Ruger firearms are available free upon request. Please specify model.

                                   [GRAPHIC]

                              RESPONSIBLE CITIZENS

                            2-3 - To Our Stockholders
                                        o
                           4 - Selected Financial Data
                                        o
                         5 - New Ruger Firearms for 2000
                                        o
                   6-9 - Management's Discussion and Analysis
                of Financial Condition and Results of Operations
                                        o
                            10-11 - Timeline for 1999
                                        o
                       12-13 - Consolidated Balance Sheets
                                        o
         14 - Consolidated Statements of Income and Stockholders' Equity
                                        o
                   15 - Consolidated Statements of Cash Flows
                                        o
               16-21 - Notes to Consolidated Financial Statements
                                        o
                       22 - Report of Independent Auditors
                                        o
                          23 - Stockholder Information
                                        o
                           24 - Directors and Officers
                                        o
               Inside Back Cover - Ruger Advanced Materials Group

TO OUR STOCKHOLDERS

      On January 11, 1999, the Company officially completed 50 years of business in the manufacture and sale of high quality sporting firearms for responsible citizens. In addition to this significant milestone, it is important to note that we have also completed nearly 40 years in the investment casting business. In that context, we are pleased to report that 1999 brought record sales in dollars, which in turn resulted in near record earnings for the period. As you read through this report, you will see not only improvements in sales and income, but significant improvements in our overall financial health as a result of this record year. These accomplishments have been the result of carefully planned steps providing long-term growth and improved stockholder value.

      You may recall about five years ago we increased capital expenditures to expand our manufacturing facilities in an effort to generate internal growth opportunities for the future. Those investments are now paying off, and during 1999 we again approached full capacity at our firearms manufacturing facilities. We must point out that while sales volume from our investment casting segment decreased for the year, our efforts at margin improvements actually resulted in increased earnings over those levels achieved during 1998.

      More specifically, results for 1999 include sales of $241.7 million, net income of $33.7 million, earnings per share of $1.25, and dividends of $0.80. Comparable results for 1998 were sales of $211.6 million, net income of $23.4 million, earnings per share of $0.87 and dividends of $0.80.

      A basic tenet of our planning process includes an on going commitment to research and development activity, which continues to lead to the introduction of new products in the Ruger firearms line. 1999 was no exception, and we are pleased to have introduced several new items at both the National Association of Sporting Goods Wholesalers Show in November and at the Shooting, Hunting and Outdoor Trade ("SHOT") Show in Las Vegas, Nevada in January 2000. These new product introductions include our single-barrel Trap Model clay target shotgun, the Ruger No.1 Single-Shot Rifle in stainless steel, and an engraved series of Red Label Over-and-Under Shotguns. As in previous years, our new product ideas were enthusiastically received, and we expect they will result in significant future business. These products are more fully described below and are featured in other sections of this report and our product catalog.

o The Ruger Trap Model single-barrel shotgun features a fully adjustable rib for pattern position and a cut-checkered walnut stock, which is adjustable for length of pull, drop at the comb and cast. The target trigger is adjustable for weight of pull and the barrel is manufactured with "controlled pattern" straight grooves running the full length of the barrel to minimize shot dispersion when shooting long-range clay targets that are typical in the sport of trap shooting. The chrome molybdenum monoblock is mated to a stainless steel receiver, and a 34 inch stainless steel barrel is standard.

o The new Ruger No. 1 Stainless Steel Single-Shot Rifle with black laminated hardwood stock is resistant to both corrosion and wet-weather warpage, which may cause shifting points of impact and can otherwise degrade accuracy. The action was designed with the extra strength needed to handle the most powerful factory cartridges, and this new stainless steel version is available in a wide range of calibers from .22-250 through the .300 Winchester Magnum.

o During Ruger's 50th Anniversary year, limited quantities of engraved Ruger Over-and-Under Shotgun Anniversary Models were produced. These Anniversary Models proved to be such a success that this year we are offering an Engraved Series of Ruger Red Label over-and-under shotguns bearing different engraving than that used on the unique 50th Anniversary Models. These classic arms are now available with special new scroll engraving and finished with a Ruger 24-karat gold eagle, precision engraved on the bottom of the receiver.

o Also for our Over-and-Under Shotgun line, .410 Gauge tube inserts are now available so that owners of larger-bore Ruger shotguns can utilize smaller, lighter recoiling .410 gauge ammunition for practice and competitive skeet shooting. Ruger shotguns are now available in 12, 20, 28 and .410 gauge (utilizing these new tubes).

      While our steel investment casting facilities are working at near capacity, there appear to be new opportunities for some of the available capacity in our titanium foundry. Our goal to expand our titanium investment casting sales may come both in new applications not previously seen as appropriate for this specialty metal, and in new ideas for increasing the market share of existing titanium products. We expect to increase the applications for titanium usage and to make our expertise in the casting process widely known and available for a variety of potential customers in 2000.

      We cannot fail to mention a very significant and disturbing phenomenon which occurred during 1999. We write of the completely misguided and misdirected lawsuits against the legitimate firearms industry filed by certain mayors, threatened by politically ambitious state attorneys general, and even proposed by this Administration's Department of Housing and Urban Development.

      Everyone with knowledge of this Company knows that we have always taken our responsibility as a manufacturer of high-quality sporting and law enforcement firearms most seriously. We scrupulously conform our conduct and business practices to all aspects of the many Federal, State and local laws and regulations that govern our conduct. Both violent crime and firearms accidents have been steadily and dramatically dropping to record lows during the last half of the 1990's, even as our firearms sales have increased. We have been an industry leader with regard to safety precautions taken for the benefit of our customers and the law-abiding citizens of this nation.

      Yet we have been forced to expend an inordinate amount of resources fighting legally and factually baseless municipal lawsuits. They are legally baseless in that courts across the nation have consistently rejected the legal underpinnings of such spurious claims of wrongdoing on our part. They are factually baseless even to the extent that in the only case of its kind to go to trial, a Brooklyn jury in the 1999 case of Hamilton, et. al. v. Accu-Tek, et. al. found the Company's sales and marketing practices to be appropriate and non-negligent. In fact, none of our products manufactured during the last 25 years has ever been found by any court or jury to be "defective," "unreasonably dangerous," or to lack any required safety device or warnings. All our products come with appropriate locking devices, a practice which we ourselves pioneered in 1987.

      However, for political ends, certain politicians wrongly seek to portray us as an enemy. Capitalizing on the government's power to coerce and prodded by agenda-driven special interest groups, they waste taxpayer money on trial lawyers in vain attempts to bludgeon a small industry into conformance with their own social agenda. One attorney general has referred to the power of governments to force this industry to unilaterally accede to his gun-control demands without legislative or regulatory authority to do so as "a meat axe." Is this the depth to which the political processes practiced by these governmental usurpers has sunk? They willfully ignore the law, the Constitution, due process, and separation of powers to regulate by litigation, even when elected legislatures reject such lawsuits. It is interesting to note that the public also overwhelmingly rejects misusing the court system to sue law-abiding firearms manufacturers for criminal misuse of non-defective firearms, often exceeding 80% rejection of this notion in public opinion surveys.

      We must, and will, fight such intrusive governmental violation of our democratic legislative process, while continually supporting efforts to prosecute illegal gun sellers and misusers, and promulgating truly effective safety efforts to decrease the accidental misuse of our products even further. Such claims remain at historic low levels. Already in January 2000, the design of our M-77 rifle was unanimously found to be non-defective and non-negligent in the case of Smith v. Sturm, Ruger by a jury which deliberated for only 15 minutes to reach this correct conclusion.

      We would like to take this opportunity to again express our appreciation to our 2,000 loyal employees whose talents and efforts helped to make this a record year. They, as always, take advantage of each opportunity to help the Company meet and exceed our goals, and for this we are profoundly grateful.

      As requested by several stockholders, we are again holding our annual meeting in New London, New Hampshire, and hope you will join us there on May 11, 2000.


/s/ William B. Ruger

William B. Ruger
Chairman, Chief Executive Officer, and Treasurer


/s/ William B. Ruger, Jr.

William B. Ruger, Jr.
Vice Chairman, Senior Executive Officer, President, and
Chief Operating Officer

February 11, 2000

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

                                                                                   Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                1999            1998            1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Net firearms sales .................................        $188,564        $144,898        $141,863        $148,829       $155,622
Net castings sales .................................          53,100          66,682          67,520          74,466         36,847
-----------------------------------------------------------------------------------------------------------------------------------
Total net sales ....................................        $241,664        $211,580        $209,383        $223,295       $192,469
===================================================================================================================================
Cost of products sold ..............................        $170,650        $157,048        $146,143        $150,200       $134,930
Gross profit .......................................          71,014          54,532          63,240          73,095         57,539
Income before income taxes .........................          55,483          39,372          46,639          56,835         43,846
Income taxes .......................................          21,749          15,946          18,889          22,450         17,670
Net income .........................................          33,734          23,426          27,750          34,385         26,176
Basic and diluted earnings per share ...............            1.25            0.87            1.03            1.28           0.97
Cash dividends per share ...........................            0.80            0.80            0.80            0.80           0.70

                                                                                            December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                1999            1998            1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Working capital ....................................        $118,593        $102,395        $ 97,551        $ 95,217       $ 91,942
Total assets .......................................         211,585         196,734         199,794         189,890        178,552
Total stockholders' equity .........................         166,826         154,564         152,920         146,727        133,735
Book value per share ...............................            6.20            5.74            5.68            5.45           4.97
Return on stockholders' equity .....................            21.0%           15.2%           18.5%           24.5%          20.1%
Current ratio ......................................        5.2 to 1        5.1 to 1        4.5 to 1        5.0 to 1       4.6 to 1
Common shares outstanding ..........................      26,910,700      26,910,700      26,922,800      26,916,800     26,910,800
Number of stockholders of record ...................           2,046           1,974           1,971           1,899          1,678
Number of employees ................................           1,952           2,130           1,978           2,094          1,937

Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                           Return on
                                           Stockholder's       Earnings
Net Sales             Net Income           Equity              Per Share

Millions of dollars   Millions of dollars  Percent             Dollars

[LINE CHART]          [LINE CHART]         [LINE CHART]        [LINE CHART]

NEW RUGER FIREARMS FOR 2000

================================================================================

Ruger Trap Model Shotgun

                                   [GRAPHIC]

The new Ruger Trap Model shotgun redefines the field. It joins our popular Sporting Clays models on the clay target fields. Demanding trap shooters will appreciate its adjustable rib, butt plate, and stock comb; and its revolutionary "controlled pattern" grooved barrel helps ensure target-breaking pattern density at longer ranges.

      Ruger No. 1 Stainless Steel Single-Shot Rifle

                                   [GRAPHIC]

Since the "Golden Age" of American Rifle shooting at Creedmoor more than 120 years ago, the single-shot rifle has fit the philosophy of those sportsmen demanding the best. The new stable laminated wood stocks on this model help ensure shot-to-shot accuracy, combined with a tasteful brushed-finish stainless steel barrel and receiver.

Engraved Red Label Stainless All Weather Shotgun

                                   [GRAPHIC]

The Ruger Red Label shotgun has been a favorite in upland game fields since 1979. Now, waterfowlers and others hunting in adverse environmental conditions can use their prized shotgun without fear of corrosion or stock warpage, due to this new model's all-stainless construction and synthetic stock, which will endure the elements. A tastefully engraved receiver inspires true pride of ownership.

MANAGEMENT'S DISCUSSION &
ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS

Introduction

      The Company's sales are comprised of the sales of fire- arms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories - rifles, shotguns, pistols, and revolvers. Investment castings are manufactured using titanium, ferrous, and aluminum alloys.

Results of Operations

Year ended December 31, 1999, as compared to year ended December 31, 1998:

      Consolidated net sales of $241.7 million were achieved by the Company in 1999 representing an increase of $30.1 million or 14.2% from net sales of $211.6 million in 1998.

      Firearms segment net sales increased by $43.7 million or 30.2% to $188.6 million in 1999 from $144.9 million in the prior year. Firearms unit shipments for 1999 increased 23.9% from 1998. The unit increase reflects continued strong overall market demand. In 1999, shipments of all major industry product categories, pistols, revolvers, shotguns, and rifles, increased from 1998. A heightened level of demand for most existing products and the introduction of the Company's Fiftieth Anniversary commemorative models, which were available exclusively in 1999, contributed to the overall increase in firearms unit sales. The Fiftieth Anniversary models had the greatest impact on pistols which achieved a unit growth of 46.6%. In order to maintain the overall level of shipments in 2000, the quantity of Fiftieth Anniversary models shipped in 1999, which will not be available for sale in 2000, must be replaced by other models. In 1999, the Company instituted a new sales incentive program for its distributors that allowed them to earn rebates of up to 15% if certain annual overall sales targets were achieved. This program replaced four programs offered in 1998. Firearms segment sales were favorably impacted by pricing increases on selected models which went into effect on December 1, 1998, July 1, 1999, and December 1, 1999.

      Casting segment net sales decreased $13.6 million or 20.4% to $53.1 million in 1999 from $66.7 million in 1998 as a result of lower unit volume. This was primarily attributable to a decrease in the shipment of titanium golf club heads. A long-term contract with Callaway Golf Company, Inc. ("Callaway Golf") was substantially completed during the fourth quarter of 1999 with no additional long-term supply contract anticipated from Callaway Golf. As a result, the level of future titanium golf club head shipments is expected to continue to decline somewhat, but this may be offset to some extent by anticipated increasing golf club head business from Karsten Manufacturing Corporation. The Company continues to actively pursue other titanium and steel markets as well as other golf club casting business, and has had some success in this regard, most notably as sole supplier of stainless steel propellers for Outboard Marine Corporation.

      Consolidated cost of products sold for 1999 was $170.7 million compared to $157.0 million in 1998, representing an increase of 8.7%. This increase of $13.7 million was primarily attributable to significantly increased sales by the firearms segment and increased product liability expenses, partially offset by a reduction in investment casting segment sales.

      Gross profit as a percentage of net sales increased to 29.4% in 1999 from 25.8% in 1998. The improvement is due to the increased volume of firearms sales in 1999, the aforementioned pricing increases for selected models, and the absence in 1999 of significant additional start-up costs associated with potential customers in the investment casting segment, as had been the case in 1998. These improvements were partially offset by increased product liability costs in 1999.

      Selling, general and administrative expenses remained constant at $19.3 million and $19.2 million in 1999 and 1998, respectively.

      Other income-net decreased slightly from $4.0 million in 1998 to $3.8 million in 1999, reflecting a gain on the sale of non-manufacturing real estate in the second quarter of 1998, though this decrease was partially offset by increased interest income earned on short-term investments in 1999.

      The effective income tax rate decreased from 40.5% in 1998 to 39.2% in 1999, reflecting lower effective state tax rates.

      As a result of the foregoing factors, consolidated net income in 1999 increased to $33.7 million from $23.4 million in 1998, representing an increase of $10.3 million or 44.0%.

Year ended December 31, 1998, as compared to year ended December 31, 1997:

      Consolidated net sales of $211.6 million were achieved by the Company in 1998, representing an increase of $2.2 million or 1.0% from net sales of $209.4 million in 1997.

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

      Consolidated cost of products sold for 1998 was $157.0 million compared to $146.1 million in 1997, representing an increase of 7.5%. This increase was primarily attributable to significant additional start-up costs associated with new investment casting segment customers and products and increased sales by the firearms segment, partially offset by a reduction in product liability expense as a result of favorable litigation experience.

      Gross profit as a percentage of net sales decreased to 25.8% in 1998 from 30.2% in 1997. The decrease is due to significant additional start-up costs associated with new customers and products in the investment castings segment and the increased level of participation in the firearms sales incentive programs in 1998, partially offset by the firearms price increases effective July 1, 1998.

      Selling, general and administrative expenses increased by 7.3% or $1.3 million to $19.2 million from $17.9 million in 1997. This increase resulted from a national marketing campaign employed by the Company in 1998 which featured numerous advertisement placements in various outdoor and sporting media.

      Other income-net increased from $1.3 million in 1997 to $4.0 million in 1998, reflecting start-up expenses incurred in 1997 at Antelope Hills, LLC, a former joint venture between the Company and Callaway Golf, and a gain on the sale of non-manufacturing real estate in the second quarter of 1998.

      The effective income tax rate was 40.5% in 1998 and 1997.

      As a result of the foregoing factors, consolidated net income in 1998 decreased to $23.4 million from $27.8 million in 1997, representing a decrease of $4.4 million or 15.6%.

Financial Condition

      At December 31, 1999, the Company had cash, cash equivalents and short-term investments of $78.8 million, working capital of $118.6 million and a current ratio of 5.2 to 1.

      Cash provided by operating activities was $56.7 million, $24.6 million, and $49.1 million in 1999, 1998, and 1997, respectively. The increase in cash provided in 1999 is principally the result of higher net income and the $9.6 million reduction in inventories in 1999 compared to an increase in inventories of $2.0 million in 1998.

      The Company follows an industry-wide practice of offering a "dating plan" to its firearms customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's marketing year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through February have to be made by April 30. Shipments made in subsequent months have to be paid for within approximately 90 days. Dating plan receivable balances were $16.3 million and $15.7 million at December 31, 1999 and 1998, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

      The Company purchases its various raw materials from a number of suppliers. There is, however, a limited supply of these materials in the marketplace at any given time which

MANAGEMENT'S DISCUSSION &
ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS
(Continued)

can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at a reasonable cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices, the Company's results could be adversely affected.

      Capital expenditures during the past three years averaged $5.0 million per year. In 2000, the Company expects to spend approximately $8 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations.

      In 1999 the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $0.20 per share paid in March, June, September, and December 1999. On January 17, 2000, the Company declared a regular quarterly dividend of $0.20 per share payable on March 15, 2000. Future dividends depend on many factors, including internal estimates of future performance and the Company's need for funds.

      Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 2000.

      The purchase of firearms is subject to many federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these Federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

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

      The Company is a defendant in numerous lawsuits involving its products and is aware of certain other such claims. The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearm by third parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities and counties based, among other reasons, on established state law precluding the recovery by municipalities for the essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality or county under state and Federal law, including State and Federal Constitutions.

      On October 7, 1999, a lawsuit brought against the Company and numerous firearms manufacturers and distributors by the mayor of Cincinnati, Ohio, City of Cincinnati v. Beretta U.S.A. Corp., et. al., was dismissed. In December 1999, similar lawsuits brought by the cities of Bridgeport, Connecticut, and Miami, Florida, were also dismissed. Motions to dismiss other such lawsuits are pending or will be filed when timely.

      The Company's management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

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

      Some of the Company's computer programs were originally written using two digits rather than four to define the applicable year. As a result, those computer programs may have had time-sensitive software that recognized a date using "00" as the year 1900 rather than the year 2000. This could have caused a system failure or miscalculation causing disruptions of operations, including a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This was commonly referred to as the "Year 2000" issue.

      In 1999, the Company completed an assessment of the Year 2000 issue as it related to information technology systems, non-information technology applications, and third parties. Currently, the Company has not experienced any material Year 2000 problems with its internal systems, and is not aware of any such problems experienced by its customers, vendors and other third parties. However, if latent Year 2000 problems exist in internal systems or Year 2000 problems exist with third parties and remain unknown, the Company may experience an adverse material impact related to Year 2000.

Forward-Looking Statements and Projections

      The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings (including those from titanium golf club components), the need for external financing for operations or capital expenditures, the impact of Year 2000 issues, the results of pending litigation against the Company (including lawsuits filed by mayors or other governmental entities and membership organizations), and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of unanticipated events.

TIMELINE FOR 1999

JANUARY

[GRAPHIC]

The Ruger MK4-50 "50th Year" commemorative pistol, evocative of the first Ruger
 .22 pistol introduced in 1949, is introduced at the SHOT Show in Atlanta, Georgia.

FEBRUARY

[GRAPHIC]

The Company is fully exonerated by a jury in Brooklyn, New York of any charges of marketing negligence in the closely-watched case of Hamilton, et. al. v. Accutek, et. al.

On February 14, "60 Minutes" airs an interview of Ruger Vice President & General Counsel Stephen L. Sanetti by Mike Wallace, CBS News, in which Mr. Sanetti effectively asserts the Company's position that the lawsuits filed by several cities are baseless, misdirected, and an abuse of the legal system.

MARCH

[GRAPHIC]

Charlton Heston, legendary film star and current President of the NRA, meets with William B. Ruger in beautiful Prescott, Arizona.

APRIL

[GRAPHIC]

Ruger 10/22 target rifles again take the spotlight as the rifle of choice in the 11th NSSF/Chevy Truck Sportsman's Team Challenge in Ft. Lauderdale, Florida, and broadcast on ESPN.

MAY

[GRAPHIC]

Company President William B. Ruger, Jr. presides over the Company's annual shareholders' meeting in New London, New Hampshire.

JUNE

JULY

[GRAPHIC]

An editorial entitled "Our Daily Dose of Death" by Chairman William B. Ruger appears in The Washington Post. It is highly critical of gratuitous media violence and its desensitizing impact upon children, and exhorts the media to begin acting responsibly in their portrayals of firearms use.

AUGUST

[GRAPHIC]

A celebration honoring Walter P. Sych, the Company's sixth employee, and marking his 50th year of service to the Company, is held at Southport, Connecticut Headquarters.

SEPTEMBER

[GRAPHIC]

The William B. Ruger Firearms Gallery of the National Firearms Museum in Alexandria, Virginia continues its special exhibition of "Guns of the Gold Rush of 1849."

Special "50th Year" engraved commemorative Ruger #1 rifles and "Red Label" Over-and-Under shotguns are announced by the Company.

OCTOBER

[GRAPHIC]

"Firing Blanks" and "Ohio Judge Throws Out Cincinnati's Lawsuit Against Gun Industry" read the headlines as the first city lawsuit against the Company is dismissed.

NOVEMBER

[GRAPHIC]

In conjunction with the New Hampshire Firearms Safety Coalition and Injury Prevention Center at Dartmouth Medical School, a firearms safety videotape for young people entitled "Staying Safe Around Guns. What You Don't Know Can Hurt You" is released. Major funding is provided by the Company.

[GRAPHIC]

The Ruger Trap Model clay target shotgun is first publicly shown at the National Association of Sporting Goods Wholesalers Show in Phoenix, Arizona to enthusiastic reviews.

DECEMBER

[GRAPHIC]

"Court Rejects
Gun Litigation"
Bridgeport, CT

Besides the December dismissals of the Bridgeport and Miami lawsuits, the year ends with predictions of a banner sales year confirmed. At the same time, the Bureau of Justice Statistics and the National Safety Council report that both firearms crime and gun accidents have dropped dramatically to 25 year-lows.

The Ruger 10/22 Magnum rifle is awarded the "Shooting Industry Academy of Excellence Award" as Rifle of the Year.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,                                                             1999                  1998
Assets

Current Assets
Cash and cash equivalents ..............................            $   8,164             $   4,680
Short-term investments .................................               70,611                43,247
Trade receivables, less allowances for doubtful accounts
  ($1,392 and $1,299) and discounts ($1,749 and $1,888)                20,270                23,046
Inventories:
  Finished products ....................................                9,467                13,402
  Materials and products in process ....................               28,518                34,150
---------------------------------------------------------------------------------------------------
                                                                       37,985                47,552
Deferred income taxes ..................................                8,700                 7,999
Prepaid expenses and other assets ......................                1,123                 1,091
---------------------------------------------------------------------------------------------------
Total Current Assets ...................................              146,853               127,615

Property, Plant, and Equipment
  Land and improvements ................................                3,567                 3,495
  Buildings and improvements ...........................               30,831                30,370
  Machinery and equipment ..............................               91,213                88,067
  Dies and tools .......................................               23,822                22,986
---------------------------------------------------------------------------------------------------
                                                                      149,433               144,918
  Allowances for depreciation ..........................             (102,567)              (93,833)
---------------------------------------------------------------------------------------------------
                                                                       46,866                51,085
Deferred income taxes ..................................                2,979                 3,400
Other assets ...........................................               14,887                14,634
---------------------------------------------------------------------------------------------------
Total Assets ...........................................            $ 211,585             $ 196,734
===================================================================================================

See accompanying notes.

December 31,                                                 1999                  1998
Liabilities and Stockholders' Equity
Current Liabilities
Trade accounts payable and accrued expenses             $   5,623             $   3,936
Product safety modifications ...............                  598                   752
Product liability ..........................                3,000                 3,000
Employee compensation and benefits .........               11,158                11,181
Workers' compensation ......................                4,975                 4,173
Income taxes ...............................                2,906                 2,178
---------------------------------------------------------------------------------------
Total Current Liabilities ..................               28,260                25,220
Product Liability Accrual ..................               16,499                16,950
Contingent Liabilities (Note 6) ............                   --                    --
Stockholders' Equity
Common Stock, non-voting, par value $1:
  Authorized shares - 50,000; none issued ..                   --                    --
Common Stock, par value $1:
  Authorized shares - 40,000,000
  Issued and outstanding shares - 26,910,700               26,911                26,911
Additional paid-in capital .................                2,434                 2,434
Retained earnings ..........................              137,614               125,409
Accumulated other comprehensive income .....                 (133)                 (190)
---------------------------------------------------------------------------------------
Total Stockholders' Equity .................              166,826               154,564
---------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity .            $ 211,585             $ 196,734
=======================================================================================

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Year ended December 31,                             1999                1998                1997
Net firearms sales .................            $188,564            $144,898            $141,863
Net castings sales .................              53,100              66,682              67,520
------------------------------------------------------------------------------------------------
Total net sales ....................             241,664             211,580             209,383

Cost of products sold ..............             170,650             157,048             146,143
------------------------------------------------------------------------------------------------
Gross profit .......................              71,014              54,532              63,240
Expenses:
  Selling ..........................              13,367              13,515              12,412
  General and administrative .......               5,930               5,655               5,453
------------------------------------------------------------------------------------------------
                                                  19,297              19,170              17,865
------------------------------------------------------------------------------------------------
                                                  51,717              35,362              45,375

Other income-net ...................               3,766               4,010               1,264
------------------------------------------------------------------------------------------------
Income before income taxes .........              55,483              39,372              46,639

Income taxes .......................              21,749              15,946              18,889
------------------------------------------------------------------------------------------------
Net Income .........................            $ 33,734            $ 23,426            $ 27,750
================================================================================================
Basic and Diluted Earnings Per Share            $   1.25            $   0.87            $   1.03
================================================================================================
Cash Dividends Per Share ...........            $   0.80            $   0.80            $   0.80
================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                                                                                            Accumulated
                                                                            Additional                            Other
                                                                 Common        Paid-In       Retained     Comprehensive
                                                                  Stock        Capital       Earnings            Income       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 .............................      $26,917         $2,514       $117,296                --    $146,727
  Net income .............................................                                     27,750                        27,750
  Additional minimum pension liability ...................                                                        $(145)       (145)
                                                                                                                           --------
  Comprehensive income ...................................                                                                   27,605
                                                                                                                           --------
  Issuance of 6,000 shares of Common Stock ...............            6            118                                          124
  Cash dividends .........................................                                    (21,536)                      (21,536)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 .............................       26,923          2,632        123,510             (145)      152,920
  Net income .............................................                                     23,426                         23,426
  Additional minimum pension liability ...................                                                         (45)         (45)
                                                                                                                           --------
  Comprehensive income ...................................                                                                   23,381
                                                                                                                           --------
  Repurchase of 12,100 shares of Common Stock ............          (12)          (198)                                        (210)
  Cash dividends .........................................                                   (21,527)                       (21,527)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .............................       26,911          2,434       125,409              (190)     154,564
  Net income .............................................                                    33,734                         33,734
  Additional minimum pension liability ...................                                                          57           57
                                                                                                                           --------
  Comprehensive income ...................................                                                                   33,791
                                                                                                                           --------
  Cash dividends .........................................                                   (21,529)                       (21,529)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 .............................      $26,911         $2,434      $137,614            $(133)     $166,826
===================================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year ended December 31,                                                       1999                  1998                  1997
Operating Activities
  Net income ................................................            $  33,734             $  23,426             $  27,750
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation ..........................................                8,734                10,295                 9,208
      Gain on sale of land ..................................                 (169)                 (825)                   --
      Issuance of Common Stock ..............................                   --                    --                   124
      Net provision for product safety modifications ........                 (154)                 (118)                 (432)
      Deferred income taxes .................................                 (280)                  526                   696
      Changes in operating assets and liabilities:
        Trade receivables ...................................                2,776                (1,928)                  (44)
        Inventories .........................................                9,567                (2,003)                9,534
        Trade accounts payable and accrued expenses .........                1,687                  (692)                   (3)
        Prepaid expenses, other assets, and other liabilities                  551                  (215)                 (910)
        Product liability ...................................                 (451)               (2,268)                   --
        Income taxes ........................................                  728                (1,614)                3,197
------------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities .................               56,723                24,584                49,120

Investing Activities
  Property, plant, and equipment additions ..................               (4,515)               (5,969)               (4,511)
  Purchases of short-term investments .......................             (184,807)             (131,521)             (160,757)
  Proceeds from sales or maturities of
    short-term investments ..................................              157,443               133,758               145,925
  Net proceeds from sale of land ............................                  169                 1,077                    --
  Investment in joint venture ...............................                   --                    --                   518
  Purchase of Callaway Golf's interest in joint venture .....                   --                    --                (7,000)
------------------------------------------------------------------------------------------------------------------------------
      Cash used by investing activities .....................              (31,710)               (2,655)              (25,825)

Financing Activities
  Dividends paid ............................................              (21,529)              (21,527)              (21,536)
  Repurchase of Common Stock ................................                   --                  (210)                   --
------------------------------------------------------------------------------------------------------------------------------
      Cash used by financing activities .....................              (21,529)              (21,737)              (21,536)
------------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents .......................                3,484                   192                 1,759
Cash and cash equivalents at beginning of year ..............                4,680                 4,488                 2,729
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ....................            $   8,164             $   4,680             $   4,488
==============================================================================================================================

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

Inventories

      Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $40.1 million and $38.7 million at December 31, 1999 and 1998, respectively. During 1999, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased cost of products sold by approximately $0.5 million.

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

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1999, 1998, and 1997 were $1.7 million, $3.1 million, and $2.3 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Earnings Per Share

      Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 1999, 26,911,700 in 1998, and 26,918,800 in 1997. Diluted earnings per share for
1999 and 1998 reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,910,700 in 1999 and 26,912,900 in 1998.

2. Income Taxes

      The Federal and state income tax provision (benefit) consisted of the following (in thousands):

---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                      1999                                1998                               1997
---------------------------------------------------------------------------------------------------------------------------------
                                   Current          Deferred           Current         Deferred          Current         Deferred
---------------------------------------------------------------------------------------------------------------------------------
Federal ........................  $ 18,421          $   (234)         $ 13,593         $    464         $ 15,865         $    607
State ..........................     3,608               (46)            1,827               62            2,328               89
---------------------------------------------------------------------------------------------------------------------------------
                                  $ 22,029          $   (280)         $ 15,420         $    526         $ 18,193         $    696
=================================================================================================================================

      Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                   1999               1998
--------------------------------------------------------------------------------------
Deferred tax assets:
  Product liability ............................            $ 7,644            $ 8,080
  Employee compensation and benefits ...........              3,828              2,167
  Product safety modifications .................                234                305
  Allowances for doubtful accounts and discounts              1,794              1,652
  Inventories ..................................              1,694                948
  Other ........................................                513              2,682
--------------------------------------------------------------------------------------
Total deferred tax assets ......................             15,707             15,834
--------------------------------------------------------------------------------------
Deferred tax liabilities:
  Prepaid insurance ............................                295                313
  Depreciation .................................              1,631              2,287
  Pension plans ................................              2,102              1,835
--------------------------------------------------------------------------------------
Total deferred tax liabilities .................              4,028              4,435
--------------------------------------------------------------------------------------
Net deferred tax assets ........................            $11,679            $11,399
======================================================================================

      The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                                   1999             1998             1997
------------------------------------------------------------------------------------------------
Statutory Federal income tax rate ............            35.0%            35.0%            35.0%
State income taxes, net of Federal tax benefit             4.1              4.7              5.0
Other items ..................................              .1               .8               .5
------------------------------------------------------------------------------------------------
Effective income tax rate ....................            39.2%            40.5%            40.5%
================================================================================================

      The Company made income tax payments of approximately $22.0 million, $17.0 million, and $15.0 million, during 1999, 1998, and 1997, respectively.

3. Joint Venture

      In 1995, the Company entered into a joint venture agreement with Callaway Golf Company, Inc. ("Callaway Golf") to construct and operate a foundry for the production of golf club heads investment cast in titanium. The joint venture, named Antelope Hills, LLC ("Antelope Hills"), was owned 50% by the Company and 50% by Callaway Golf. On June 25, 1997, the Company purchased Callaway Golf's interest in Antelope Hills for $7 million. As a result, Antelope Hills is now a wholly owned subsidiary of the Company and is consolidated in the accompanying financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

4. Pension Plans

      The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

      The cost of these defined benefit plans and the balances of plan assets and obligations are shown below (in thousands).

Change in Benefit Obligation                           1999                1998
-------------------------------------------------------------------------------
Benefit obligation
  at January 1 .........................           $ 34,250            $ 30,738
Service cost ...........................              1,405               1,252
Interest cost ..........................              2,290               2,114
Actuarial loss (gain) ..................             (3,492)              1,386
Benefits paid ..........................             (1,401)             (1,240)
-------------------------------------------------------------------------------
Benefit obligation
  at December 31 .......................             33,052              34,250
-------------------------------------------------------------------------------
Change in Plan Assets
-------------------------------------------------------------------------------
Fair value of plan assets
  at January 1 .........................             29,325              26,016
Actual return on plan assets ...........                453               2,783
Employer contributions .................              1,743               1,766
Benefits paid ..........................             (1,401)             (1,240)
-------------------------------------------------------------------------------
Fair value of plan assets
  at December 31 .......................             30,120              29,325
-------------------------------------------------------------------------------
Funded status ..........................             (2,932)             (4,925)
Unrecognized net actuarial loss ........              4,760               6,272
Unrecognized prior
  service cost .........................              2,103               2,555
Unrecognized transition
  obligation ...........................               (331)               (452)
-------------------------------------------------------------------------------
Net amount recognized ..................           $  3,600            $  3,450
===============================================================================

Amounts Recognized on the Balance Sheet                 1999              1998
------------------------------------------------------------------------------
Prepaid benefit cost .......................         $ 6,061           $ 5,369
Accrued benefit liability ..................          (3,929)           (3,767)
Intangible asset ...........................           1,246             1,528
Accumulated other
  comprehensive income .....................             133               190
Deferred tax asset .........................              89               130
------------------------------------------------------------------------------
                                                     $ 3,600           $ 3,450
------------------------------------------------------------------------------
Weighted-Average
Assumptions as of December 31,
------------------------------------------------------------------------------
Discount rate ..............................            7.50%             6.75%
Expected return on plan assets .............            9.00%             9.00%
Rate of compensation increases .............            5.00%             5.00%

Components of Net Periodic Pension Cost
------------------------------------------------------------------------------
Service cost ...............................         $ 1,405           $ 1,252
Interest cost ..............................           2,290             2,114
Expected return
  on assets ................................          (2,663)           (2,336)
Amortization of unrecognized
  transition asset .........................            (121)             (122)
Recognized gains ...........................             229               171
Prior service cost recognized ..............             452               452
------------------------------------------------------------------------------
Net periodic pension cost ..................         $ 1,592           $ 1,531
==============================================================================

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $10.1 million, $8.1 million, and $5.2 million, respectively, as of December 31, 1999 and $10.3 million, $8.1 million, and $5.1 million, respectively, as of December 31, 1998.

      The Company also sponsors a defined contribution plan which covers substantially all of its salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.2 million, $1.1 million, and $1.1 million, in 1999, 1998, and 1997, respectively.

      In 1999 and 1998, the Company changed the weighted-average discount rates which decreased the projected benefit obligation by approximately $3.6 million in 1999 and increased the projected benefit obligation by approximately $1.2 million in 1998.

      In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability which reduced comprehensive income by $45,000 and $145,000 in 1998 and 1997, respectively. In 1999, the additional minimum pension liability was adjusted and comprehensive income increased by $57,000.

5. Stock Incentive and Bonus Plans

      In 1998, the Company adopted, and in May 1999 the shareholders approved, the "1998 Stock Incentive Plan" (the "1998 Plan") under which employees may be granted options to purchase shares of the Company's authorized but unissued stock and stock appreciation rights. The Company has reserved 2,000,000 shares for issuance under the 1998 Plan.

      On December 31, 1998, 1,470,000 stock options were granted under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. To date, no stock appreciation rights have been granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The following table summarizes the activity of the 1998 Plan:

                                                      Shares      Exercise Price
--------------------------------------------------------------------------------
Outstanding at January 1, 1998 ......                     --                  --
  Granted ...........................              1,470,000              $11.94
  Exercised .........................                     --                  --
  Canceled ..........................                     --                  --
--------------------------------------------------------------------------------
Outstanding at December 31, 1998 ....              1,470,000               11.94
  Granted ...........................                     --                  --
  Exercised .........................                     --                  --
  Canceled ..........................                (50,000)              11.94
--------------------------------------------------------------------------------
Outstanding at December 31, 1999 ....              1,420,000              $11.94
--------------------------------------------------------------------------------

      There were 284,000 exercisable options at December 31, 1999. At December 31, 1999, an aggregate of 580,000 shares remain available for grant under the 1998 Plan.

      The Company accounts for employee stock options under APB Opinion No. 25, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the plans been determined in accordance with SFAS No. 123, the Company's 1999 and 1998 net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                         1999                  1998
-----------------------------------------------------------------------------------
Net Income:
  As reported .........................            $   33,734            $   23,426
  Pro forma ...........................            $   33,394            $   23,426
Earnings per Share (Basic and Diluted):
  As reported .........................            $     1.25            $     0.87
  Pro forma ...........................            $     1.24            $     0.87
-----------------------------------------------------------------------------------

      The weighted-average fair value of options granted under the 1998 Plan was estimated at $1.99 on the date of grant using the Black- Scholes option-pricing model with the following weighted-average assumptions: 6.7% dividend yield, expected volatility of 30.3%, risk free rate of return of 5.5% and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

      The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 1999, 502,000 shares of Common Stock were reserved for future awards.

6. Contingent Liabilities

      The Company is a defendant in approximately 40 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall within two categories:

      (i) those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and

      (ii) those brought by cities, municipalities, counties, and individuals (including certain putative class actions) against numerous firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacturing, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, assault, negligent distribu-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

            tion, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. None of these cases allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

      In many of these cases punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and if applicable, insurance coverage. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearm by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities and counties based, among other reasons, on established state law precluding recovery by municipalities for the essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality or county under state and Federal law, including State and Federal Constitutions. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

7. Operating Segment Information

      The Company has two reportable segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of distributors primarily located in the United States. The investment casting segment consists of three operating divisions which manufacture and sell titanium, ferrous, and aluminum investment castings.

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

      In 1999, revenues from two customers in the firearms segment totaled $27.1 million and $25.1 million, respectively. Revenues from one customer in the firearms segment totaled $22.2 million and $23.8 million in 1998 and 1997, respectively. Revenues from one customer in the casting segment totaled $31.0 million, $41.9 million, and $51.6 million in 1999, 1998, and 1997, respectively.

Year ended December 31, (in thousands)                 1999                  1998                  1997
-------------------------------------------------------------------------------------------------------
Net Sales
  Firearms ...........................            $ 188,564             $ 144,898             $ 141,863
  Castings
    Unaffiliated .....................               53,100                66,682                67,520
    Intersegment .....................               24,604                25,322                20,698
-------------------------------------------------------------------------------------------------------
                                                     77,704                92,004                88,218
  Eliminations .......................              (24,604)              (25,322)              (20,698)
-------------------------------------------------------------------------------------------------------
                                                  $ 241,664             $ 211,580             $ 209,383
=======================================================================================================
Income Before Income Taxes
  Firearms ...........................            $  48,404             $  33,166             $  31,811
  Castings ...........................                4,741                 4,320                13,663
  Corporate ..........................                2,338                 1,886                 1,165
-------------------------------------------------------------------------------------------------------
                                                  $  55,483             $  39,372             $  46,639
-------------------------------------------------------------------------------------------------------
Identifiable Assets
  Firearms ...........................            $  71,756             $  79,633             $  75,024
  Castings ...........................               35,753                43,760                50,097
  Corporate ..........................              104,076                73,341                74,673
-------------------------------------------------------------------------------------------------------
                                                  $ 211,585             $ 196,734             $ 199,794
=======================================================================================================
Depreciation
  Firearms ...........................            $   3,733             $   4,774             $   4,413
  Castings ...........................                5,001                 5,521                 4,795
-------------------------------------------------------------------------------------------------------
                                                  $   8,734             $  10,295             $   9,208
=======================================================================================================
Capital Expenditures
  Firearms ...........................            $   3,165             $   3,011             $   1,350
  Castings ...........................                1,350                 2,958                 3,161
-------------------------------------------------------------------------------------------------------
                                                  $   4,515             $   5,969             $   4,511
=======================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

8. Quarterly Results of Operations (Unaudited)

      The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1999 (in thousands, except per share data):

                                                                                                   Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      3/31/99      6/30/99      9/30/99     12/31/99
------------------------------------------------------------------------------------------------------------------------------------
     Net sales ................................................................      $ 62,891     $ 63,018     $ 55,444     $ 60,311
     Gross profit .............................................................        18,274       16,437       15,618       20,685
     Net income ...............................................................         8,383        7,537        6,981       10,833
     Basic and diluted earnings per share .....................................          0.31         0.28         0.26         0.40

                                                                                                   Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      3/31/98      6/30/98      9/30/98     12/31/98
------------------------------------------------------------------------------------------------------------------------------------
     Net sales ................................................................      $ 58,521     $ 59,997     $ 43,373     $ 49,689
     Gross profit .............................................................        16,324       17,318        7,933       12,957
     Net income ...............................................................         7,162        8,407        2,454        5,403
     Basic and diluted earnings per share .....................................          0.27         0.31         0.09         0.20

      During the fourth quarter of 1999, the effective tax rate for the year was reduced to 39.2% due to a favorable change in effective state tax rates. As a result, the effective tax rate for the fourth quarter of 1999 was reduced to 36.3%.

      The Company made certain adjustments in the fourth quarter of 1998 resulting from changes in estimates that were material to the operating results of the quarter. These adjustments related primarily to LIFO inventory valuation and increased net income in the fourth quarter of 1998 by approximately $3.1 million or $.07 per share.

                       [LETTERHEAD OF ERNST & YOUNG LLP]

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.

      We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                    /s/ Ernst & Young LLP

February 11, 2000

STOCKHOLDER INFORMATION

Common Stock Data

      The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 15, 2000 the Company had 2,042 stockholders of record.

      The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                                                                           Dividends
                                                                                                High            Low        Per Share
------------------------------------------------------------------------------------------------------------------------------------
1999:
   First Quarter ..................................................................           $12.94        $  8.50           $  .20
   Second Quarter .................................................................            11.94           9.56              .20
   Third Quarter ..................................................................            10.94           8.44              .20
   Fourth Quarter .................................................................             9.94           8.25              .20

1998:
   First Quarter ..................................................................           $20.94        $ 17.13           $  .20
   Second Quarter .................................................................            21.19          16.56              .20
   Third Quarter ..................................................................            17.38          13.44              .20
   Fourth Quarter .................................................................            15.94          10.56              .20

Items of Interest to Stockholders

Annual Meeting

The Annual Meeting of Stockholders will be held on May 11, 2000 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 a.m.

Principal Banks

Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona

Independent Auditors

Ernst & Young LLP, Stamford, Connecticut

Transfer Agent

Harris Trust & Savings Bank
311 W. Monroe Street, 11th Floor
Chicago, Illinois 60606
312-360-5190

Form 10-K Report Available

A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission for 1999 can be obtained free of charge by writing to:

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

[PHOTOS]

  Directors

  William B. Ruger
  Chairman, Chief Executive Officer, and Treasurer

  William B. Ruger, Jr.
  Vice Chairman, Senior Executive Officer, President, and Chief Operating
  Officer

  Stephen L. Sanetti
  Vice President, General Counsel

 *Richard T. Cunniff
**Vice Chairman, Ruane, Cunniff & Co., Inc.

 *Townsend Hornor
  Corporate Director

 *Paul X. Kelley
**Partner, J.F. Lehman & Company

  John M. Kingsley, Jr.
  Corporate Director

**James E. Service
  Consultant, PGGR/Russell, Inc.

  Stanley B. Terhune
  Consultant

  Officers

  William B. Ruger
  Chairman, Chief Executive Officer, and Treasurer

  William B. Ruger, Jr.
  Vice Chairman, Senior Executive Officer, President, and Chief Operating
  Officer

  Stephen L. Sanetti
  Vice President, General Counsel

  Erle G. Blanchard
  Vice President, Controller

  Leslie M. Gasper
  Corporate Secretary

 *Audit Committee Member
**Compensation Committee Member


24