Form 10-K405, Exhibit 13
period 2000-12-31
STURM RUGER & CO INC
filed 2001-03-26
CIK 95029

                                                                    Exhibit 13.1

                          Sturm, Ruger & Company, Inc.

                                     [LOGO]

                                   [GRAPHICS]

                               2000 Annual Report

                          STURM, RUGER & COMPANY, INC.



                                 ARMS MAKERS FOR



Front Cover:


On Monday, December 18, 2000, the 20,000,000th Ruger firearm was produced, culminating almost 52 years of manufacturing excellence. Featuring a Circassian walnut stock and unique engraving, this blued Ruger No. 1 single-shot rifle in
 .45-70 caliber was made at the Company's Newport, New Hampshire manufacturing facility, and is appropriately serial numbered 20000000. This monumental achievement was commemorated by presentation of the rifle to Founder and Chairman Emeritus William B. Ruger on Christmas Day.

         The painting depicted on the cover is "Canyon of the Coppermine, N.M. 1855" by Henry Cheever Pratt 1803-1880.

                              RESPONSIBLE CITIZENS


                             2 - New Management Team
                                        -
                            3-4 - To Our Stockholders
                                        -
                           5 -Selected Financial Data
                                        -
             6-9 - Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                                        -
                          10-11 - New Firearms for 2001
                                        -
                       12-13 - Consolidated Balance Sheets
                                        -
         14 - Consolidated Statements of Income and Stockholders' Equity
                                        -
                   15 - Consolidated Statements of Cash Flows
                                        -
               16-21 - Notes to Consolidated Financial Statements
                                        -
                       22 - Report of Independent Auditors
                                        -
                          23 - Stockholder Information
                                        -
                           24 - Directors and Officers
                                        -
                  Inside Back Cover - Ruger Investment Castings

NEW RUGER MANAGEMENT TEAM


(Below) William B. Ruger directed the Company from its inception in 1949 to its current position as the nation's largest producer of sporting firearms. He has made immense contributions to the Company throughout its 51-year history, and has provided the citizens of America with the highest quality sporting firearms. Mr. Ruger will remain on the Board of Directors as Chairman Emeritus and serve as a consultant to the Company, and his counsel will continue to be valued as the Company moves into the 21st century.


                                                                       [PICTURE]


(From left to right) Stephen L. Sanetti, William B. Ruger, Jr., and Erle G. Blanchard as Mr. Ruger presents 20-year shotguns to Mr. Sanetti and Mr. Blanchard.

On October 24, 2000, at the regularly scheduled meeting of the Board of Directors, William B. Ruger announced his retirement as Chairman of the Board of Directors, Chief Executive Officer and Treasurer. At that time, the Board announced the following related management promotions: William B. Ruger, Jr. was elected to the position of Chairman of the Board of Directors and Chief Executive Officer. Stephen L. Sanetti was elected Vice Chairman, Senior Executive Vice President and General Counsel. Erle G. Blanchard was elected to the position of Vice Chairman, President, Chief Operating Officer and Treasurer.

         WILLIAM B. RUGER, JR. (center), a well-known figure in the firearms industry, is a graduate of Harvard College (A.B. in Engineering and Applied Physics). He has worked at the Company since 1964 in a variety of positions, most recently serving as President and Chief Operating Officer. Mr. Ruger sits on the Executive Committee of the Sporting Arms and Ammunition Manufacturers Institute and is a board member of the National Shooting Sports Foundation.

         ERLE G. BLANCHARD (right), a firearms enthusiast who was raised in rural New England, is a graduate of the University of Vermont and earned a Master of Science Degree from the University of Hartford. Mr. Blanchard joined the Company's finance department in 1979 and was promoted to General Manager of Ruger's largest firearms manufacturing facility in Newport, NH in 1986. In addition to his promotion, Mr. Blanchard continues to serve as the Company's Chief Financial Officer.

         STEPHEN L. SANETTI (left), has been a hunter, target shooter, and gun collector since 1964. He lettered in Varsity Rifle and was president of the Virginia Military Institute Rifle and Pistol Club while earning his undergraduate degree from VMI. He subsequently received his Juris Doctor Degree from Washington & Lee University Law School. A twenty-year veteran of the Company, Mr. Sanetti has been General Counsel since 1980 and Vice President since 1993. In addition to his responsibilities at Ruger, Steve serves on numerous industry-related councils and committees, including the Sporting Arms and Ammunition Manufacturers Institute, the Association of Firearms and Toolmark Examiners, and the Product Liability Advisory Council.

TO OUR STOCKHOLDERS


         The year 2000 started with a strong first quarter for both our firearms and investment casting segments, but I must report the remainder of the year has resulted in disappointing sales and profitability when compared to the favorable figures for 1999. It appears that the once-robust economy has changed and as with many consumer products, this has affected both the sporting firearms and investment castings businesses during the latter part of the year.

         While it is always difficult to meet the demand for new firearms products during their first year of production, I must report we also did not meet demands for some of our well-established models during the year, in large part due to shortages within our investment castings divisions. These deficiencies have been addressed and I feel there is now sufficient production to meet the demands of 2001. I expect the new designs and management actions will help regain some of the firearms volume lost during the year.

         That said, during the year, we have reviewed our operations and made several strategic decisions with respect to our future operations. The appointment of William B. Ruger to the new position of Chairman Emeritus,and the related management promotions announced in the fourth quarter, provide for a continuity of management strength that has served the Company so well in the past. Although some senior managers hold new positions, these individuals have worked together successfully for many years and will provide the stability and expertise necessary for our future.

         Specific results for the year 2000 include sales of $202.7 million, net income of $27.0 million, earnings per share of $1.00, and dividends of $0.80. Comparable results for 1999 were sales of $241.7 million, net income of $33.7 million, earnings per share of $1.25 and dividends of $0.80.

         With respect to firearms operations, I am pleased to announce that our new Ruger Deerfield Carbine was named "Rifle of the Year" at the Shooting, Hunting, and Outdoor Trade ("SHOT") Show in New Orleans during January, 2001. Further, we have completed the designs and started production of several additional firearms products for 2001. These were featured prominently in a new display at our booth for the 4-day SHOT show and, as is customary, some of these products are described and pictured on pages 10 and 11 in this report.

         We were also delighted to learn that the Company was given the Sporting Classics magazine "Company of the Year Award for Excellence" for 2000. The award was given in recognition of Ruger's "half century of outstanding contributions to American firearms design," distinguishing itself "with good engineering, good taste and good value. It's a firearms manufacturing icon and an American success story."

         We continue to be challenged by the lack of growth in our investment casting segment, and endeavor to improve sales and profitability at both our titanium and steel foundries. Although the segment remains profitable, it does not meet the profit margins our investors have historically enjoyed. With respect to other operations, it became apparent that our Uni-Cast aluminum investment casting foundry in Manchester, New Hampshire was essentially too small to be run efficiently by us. This business was sold during the summer of 2000. In addition, the strong Connecticut real estate market provided the opportunity to consolidate our various corporate offices in Southport.

         On the legal front, politically-driven municipal litigation against our Company based upon a wide variety of spurious allegations has been dismissed by the trial courts in Cincinnati, Bridgeport, Miami, Chicago, Camden County, Philadelphia, and Gary, Indiana. All these dismissals have been appealed. Two appellate court decisions to date have affirmed the dismissals of the Cincinnati and Miami cases. In those few cases permitted by the trial court to proceed to the pretrial discovery phase, the courts have indicated that the plaintiffs will bear "a heavy burden" to justify these cases proceeding further. This Company has conducted its business in a completely legal and ethical fashion throughout its history, designing, manufacturing, advertising and selling our high quality firearms in an exemplary way. We are confident that even these courts will eventually conclude that we have not engaged in any improper conduct whatsoever.

         This legal battle is far from over. While no one can positively predict final outcomes in the American legal system, and although we have been forced to expend an inordinate amount of shareholder resources defending these baseless claims, it does appear that the tide has turned in our favor. We have been unwilling participants in a scheme in which ambitious politicians and special interest groups have attempted to violate established law and the principle of separation of powers enshrined in the United States Constitution to pervert the legal process for their own ends. This frustration of the democratic process is unwanted by the American people, who have repeatedly stated in public opinion surveys that such misuse of the courts is utterly wrong. Perhaps never in our history have we been as much at the forefront of protecting our cherished constitutional and legal principles. We may have been forced to fight and slow to anger, but we are steady and unshakable in our resolve to fight these usurpations to a victorious end.

         The previous Administration's final ploy was to attempt to recast their gun control efforts, which they know find general disfavor with the majority of Americans, into supposed "gun safety" measures. The simple truth is that this Company, the firearms industry generally, and numerous volunteer associations have long undertaken continuous and effective gun safety measures that have seen firearms accidents decline to the lowest numbers and percentages of accidental injuries in almost 100 years. This is our issue, and it is manifest that we care far more about the safety of our customers than those who have a clear disdain for our products and their owners.

         Towards the end of demonstrating in succinct fashion the many firearms safety measures we have taken throughout our history as a premier manufacturer of high-quality firearms for responsible citizens, we are pleased to enclose with this report our latest gun safety publication, entitled "FIREARMS SAFETY FOR RESPONSIBLE CITIZENS." It defies logic how anyone can review the many intensive efforts we have made regarding the important topic of firearms safety during the last fifty years and then claim that we have "done nothing"; yet that is typical of false and hyperbolic claims to the contrary. Despite an unwillingness in some quarters to accept that we care deeply and act responsibly regarding firearms safety, no one can gainsay this Company on this subject. It is for this purpose, to illustrate our ongoing sincere commitment to firearms safety, that we published this book, which we believe will also be of intense interest to our shareholders.

         We invite our shareholders and all those truly interested in firearms safety to utilize all the materials we can make available to help decrease the already historically low firearms accident rate even further. Our recent safety video produced in cooperation with the New Hampshire Firearms Coalition, representing many wide differences of opinion on firearms ownership, dramatically demonstrates how we can all work together in our universal interest of helping protect children from needless injury, without sacrificing those values we hold dear as American citizens.

         As ever, I deeply appreciate the significant efforts and support of our approximately 2,000 loyal employees. Their willingness to accept new challenges and responsibilities remains an important key to our success.

         We are again holding our annual stockholders' meeting in New London, New Hampshire and hope you can attend that function on May 3, 2001.




William B. Ruger, Jr. Chairman of the
Board and Chief Executive Officer

February 9, 2001

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

                                                                            Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------
                                                               2000        1999        1998        1997        1996
-------------------------------------------------------------------------------------------------------------------
Net firearms sales ......................................  $166,415    $188,564    $144,898    $141,863    $148,829
Net castings sales ......................................    36,239      53,100      66,682      67,520      74,466
-------------------------------------------------------------------------------------------------------------------
Total net sales .........................................  $202,654    $241,664    $211,580    $209,383    $223,295
-------------------------------------------------------------------------------------------------------------------
Cost of products sold ...................................  $144,503    $170,650    $157,048    $146,143    $150,200
Gross profit ............................................    58,151      71,014      54,532      63,240      73,095
Income before income taxes ..............................    44,474      55,483      39,372      46,639      56,835
Income taxes ............................................    17,434      21,749      15,946      18,889      22,450
Net income ..............................................    27,040      33,734      23,426      27,750      34,385
Basic and diluted earnings per share ....................      1.00        1.25        0.87        1.03        1.28
Cash dividends per share ................................      0.80        0.80        0.80        0.80        0.80

                                                                                     December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                              2000          1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------
Working capital ......................................    $123,020      $118,593      $102,395      $ 97,551      $ 95,217
Total assets .........................................     211,101       211,585       196,734       199,794       189,890
Total stockholders' equity ...........................     172,358       166,826       154,564       152,920       146,727
Book value per share .................................        6.40          6.20          5.74          5.68          5.45
Return on stockholders' equity .......................        15.9%         21.0%         15.2%         18.5%         24.5%
Current ratio ........................................    5.8 to 1      5.2 to 1      5.1 to 1      4.5 to 1      5.0 to 1
Common shares outstanding ............................  26,910,700    26,910,700    26,922,800    26,916,800    26,910,700
Number of stockholders of record .....................       2,011         2,046         1,974         1,971         1,899
Number of employees ..................................       1,814         1,952         2,130         1,978         2,094

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


                                                  Return on
                                                  Stockholder's       Earnings
Net Sales                Net Income               Equity              Per Share
Millions of dollars      Millions of dollars      Percent             Dollars

[LINE CHART]             [LINE CHART]             [LINE CHART]        [LINE CHART]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS


INTRODUCTION

         The Company's sales are comprised of the sales of firearms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories - rifles, shotguns, pistols, and revolvers. Investment castings manufactured are of titanium, steel, nickel, and cobalt alloys.

RESULTS OF OPERATIONS

Year ended December 31, 2000, as compared to year ended December 31, 1999:

         Consolidated net sales of $202.7 million were achieved by the Company in 2000 representing a decrease of $39.0 million or 16.1% from net sales of $241.7 million in 1999.

         Firearms segment net sales decreased by $22.2 million or 11.8% to $166.4 million in 2000 from $188.6 million in the prior year. Firearms unit shipments for 2000 decreased 18.8% from 1999. The unit decrease reflects weakened overall market demand and the absence of the Company's Fiftieth Anniversary commemorative models, which were available exclusively in 1999. In 2000, shipments of all four major product categories, pistols, revolvers, shotguns, and rifles, decreased from 1999. In 2000, the Company instituted a sales incentive program for its distributors that allowed them to earn rebates of up to 15% if certain annual overall sales targets were achieved. This program replaced a similar program offered in 1999.

         Casting segment net sales decreased 31.8% to $36.2 million in 2000 from $53.1 million in 1999 as a result of lower unit volume. This was primarily attributable to a decrease in the shipment of titanium golf club heads. A long-term contract with Callaway Golf Company, Inc. ("Callaway Golf") was substantially completed during the fourth quarter of 1999. Shipments to Callaway Golf in 2000 were minimal. As a result, the current level of titanium golf club head shipments is expected to continue for the foreseeable future. One customer, a boat and engine manufacturer that represented approximately 12% of casting segment sales in 2000, filed for bankruptcy during the fourth quarter 2000. As such, the level of future sales to this customer or its successor is uncertain. The Company continues to actively pursue potential investment castings applications and customers in a variety of titanium and steel markets.

         Consolidated cost of products sold for 2000 was $144.5 million compared to $170.7 in 1999, representing a decrease of 15.3%. This decrease of $26.2 million was primarily attributable to decreased sales in both the firearms and investment castings segments and decreased product liability expenses.

         Gross profit as a percentage of net sales decreased to 28.7% in 2000 from 29.4% in 1999. This erosion is due to decreased sales in 2000, partially offset by pricing increases for selected models effective December 1, 1999 and 2000 and reduced product liability costs compared to 1999.

         Selling, general and administrative expenses increased slightly to $19.9 million in 2000 from $19.3 million in 1999 due to increased national advertising initiatives incurred in the first half of 2000.

         Other income-net increased from $3.8 million in 1999 to $6.2 million in 2000 primarily reflecting a gain on the sale of real estate in the second quarter of 2000.

         The effective income tax rate remained consistent at 39.2% in 2000 and 1999.

         As a result of the foregoing factors, consolidated net income in 2000 decreased to $27.0 million from $33.7 million in 1999, representing a decrease of $6.7 million or 19.8%.

Year ended December 31, 1999, as compared to year ended December 31, 1998:

         Consolidated net sales of $241.7 million were achieved by the Company in 1999 representing an increase of $30.1 million or 14.2% from net sales of $211.6 million in 1998.

         Firearms segment net sales increased by $43.7 million or 30.2% to $188.6 million in 1999 from $144.9 million in 1998. Firearms unit shipments for 1999 increased 23.9% from 1998. The unit increase reflects continued strong overall market demand. In 1999, shipments of all major industry product categories, pistols, revolvers, shotguns, and rifles, increased from 1998. A heightened level of demand for most existing products and the introduction of the Company's Fiftieth Anniversary commemorative models, which were available exclusively in 1999, contributed to the overall increase in firearms unit sales. The Fiftieth Anniversary models had the greatest impact on pistols which achieved a unit growth of 46.6%. Firearms segment sales were favorably impacted by pricing increases on selected models which went into effect on December 1, 1998, July 1, 1999, and December 1, 1999.

         Casting segment net sales decreased $13.6 million or 20.4% to $53.1 million in 1999 from $66.7 million in 1998 as a result of lower unit volume. This was primarily attributable to a decrease in the shipment of titanium golf club heads. A long-term contract with Callaway Golf was substantially completed during the fourth quarter of 1999 with no additional long-term supply contract anticipated from Callaway Golf.

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

FINANCIAL CONDITION

         At December 31, 2000, the Company had cash, cash equivalents and short-term investments of $69.9 million, working capital of $123.0 million and a current ratio of 5.8 to 1.

         Cash provided by operating activities was $17.4 million, $56.7 million, and $24.6 million in 2000, 1999, and 1998, respectively. The decrease in cash provided in 2000 is principally the result of the increase in inventories of $13.8 million in 2000 compared to the $9.6 million reduction in inventories in 1999 and lower net income in 2000.

         The Company follows an industry-wide practice of offering a "dating plan" to its firearms customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's marketing year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through February have to be made by April 30. Shipments made in subsequent months have to be paid for within approximately 90 days. Dating plan receivable balances were $10.7 million and $16.3 million at December 31, 2000 and 1999, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

         The Company purchases its various raw materials from a number of suppliers. There is, however, a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at a reasonable cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices, the Company's results could be adversely affected.

         Capital expenditures during the past three years averaged $5.8 million per year. In 2001, the Company expects to spend approximately $10 million on capital expenditures to continue to upgrade and modernize equipment at each of its

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS
(Continued)


manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations.

         In 2000 the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $.20 per share paid in March, June, September, and December 2000. On February 7, 2001, the Company declared a regular quarterly dividend of $.20 per share payable on March 15, 2001. Future dividends depend on many factors, including internal estimates of future performance and the Company's need for funds.

         Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 2001.

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

         Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" has not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons." To the contrary, all the Company's then-manufactured long guns were exempted by name as "legitimate sporting firearms." The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

         The Company is a defendant in numerous lawsuits involving its products and is aware of certain other such claims. The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and State Attorneys General based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

         The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a jury, Hamilton, et. al. v. Accu-tek, et. al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. The Court upheld the verdict of the jury and dismissed each case as to the Company in its later opinion. The three defendants found liable have filed a notice of appeal from the Court's decision. On August 16, 2000, the U.S. 2nd Circuit Court of Appeals certified certain questions involving the appeal to the Appellate Division of the New York State Supreme Court for resolution.

         On October 7, 1999 a lawsuit brought against the Company and numerous firearms manufacturers and distributors by the mayor of Cincinnati, City of Cincinnati v. Beretta U.S.A. Corp., et. al., was dismissed. This was the first dismissal of one of the lawsuits which have been filed by certain cities, municipalities and counties. The Ohio Court of Appeals affirmed this decision on August 11, 2000. Such lawsuits filed by the cities of Bridgeport, Miami, Chicago, Camden County, Philadelphia, and Gary have been completely dismissed and those filed by the cities of Atlanta and Wilmington have been partially dismissed. The Cleveland suit has withstood an initial motion to dismiss in the trial court, and in New Orleans the Court declared legislation passed to prohibit such suits unconstitutional. The Detroit/Wayne County case was also partially dismissed, and the Michigan legislature has passed legislation precluding such suits. The Boston case and the California city claims (consolidated into one case) have been permitted to proceed into the discovery phase. Appeals of all trial court decisions are pending or will be filed when appropriate. Motions to dismiss other such lawsuits are pending or will be filed when timely.

         The Company management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

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

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

         The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

NEW FIREARMS FOR 2001




         [GRAPHIC]
                  Ruger Deerfield Carbine (99/44) - Voted "Rifle of the Year" for 2000 by the readers, editors and outdoor writers from Guns & Ammo and SHOT Business magazines. This rifle represents the Ruger design philosophy of combining the best of the past (our 1959 Ruger .44 carbine) with the most modern thinking to produce a trim, accurate deer rifle that has been immensely popular.


         [GRAPHIC]
                  Ruger All-Weather M-77 Mark II's (KM77RSFP MKII pictured)- Responding to customer comments, we redesigned our synthetic "All Weather" stock to fuller, more rounded contours, giving Ruger owners all-season dependability in harsh hunting environments, together with more refined esthetics.


         [GRAPHIC]
                  Compact M-77 Mark II (M77CR MKII)- A close examination reveals that this exquisitely proportioned, short-action, full-power carbine is actually about 80% of the size of our standard length M77MKII bolt action hunting rifle, which makes it perfect for big game hunting in the densest of woods.

         [GRAPHIC]
(scope not included)


                  K10/22TNZ- Our Target Model 10/22 is now available with a modern, ambidextrous laminated thumbhole stock and tapered target barrel, giving this proven match winner new looks and performance.

         [GRAPHIC]
                  KP95 with manual safety - This version adds to our line of "decock only" and "double action only" models of the durable polymer-framed Ruger P95 pistols, for those who prefer an additional manual safety.


         [GRAPHIC]
                  Super Redhawk .480 Ruger caliber, 7 1/2" (KSHR-74800) (A) and Super Redhawk .454 Casull caliber, 9 1/2" (KSRH-9454) (B)- The first double action hunting revolver to come from the factory with integral frame scope bases now comes in both a longer-barreled version chambered for the extremely powerful
A .454 Casull cartridge, and a slightly smaller version in the exciting new .480 Ruger caliber. This is the first commercial cartridge to bear the Ruger headstamp, developed by the Hornady Corporation. It splits the difference between the powerful .44 Magnum and the super-powerful .454, adding to the versatility of this unique hunting revolver.



         [GRAPHIC]                                             B       [GRAPHIC]


                  New Model Single-Six .32 Magnum (KSSM4F1)- Following the tremendously successful Ruger Vaquero and Bisley Vaquero Single Action revolvers, this smaller-framed fixed sight .32 Magnum with "color-case finish" or in gloss stainless steel is sure to win the hearts of western shooting aficionados.



                  New Cable Locks- Our newest cable locks are provided with all Ruger firearms to help our customers meet their responsibility to safely store firearms. They are also available free on an exchange basis to owners of older Ruger cable locks or padlocks, which we first began using in 1987.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,                                                                       2000           1999
ASSETS
Current Assets
Cash and cash equivalents ..................................................  $   4,073      $   8,164
Short-term investments .....................................................     65,875         70,611
Trade receivables, less allowances for doubtful accounts
  ($1,252 and $1,392) and discounts ($1,130 and $1,749) ....................     14,354         20,270
Inventories:
  Finished products ........................................................     13,779          9,467
  Materials and products in process ........................................     37,585         28,518
------------------------------------------------------------------------------------------------------
                                                                                 51,364         37,985
Deferred income taxes ......................................................      7,061          8,700
Prepaid expenses and other current assets ..................................      5,728          1,123
------------------------------------------------------------------------------------------------------
Total Current Assets .......................................................    148,455        146,853



Property, Plant, and Equipment
Land and improvements ......................................................      3,276          3,567
Buildings and improvements .................................................     30,551         30,831
Machinery and equipment ....................................................     93,043         91,213
Dies and tools .............................................................     24,661         23,822
------------------------------------------------------------------------------------------------------
                                                                                151,531        149,433
Allowances for depreciation ................................................   (108,206)      (102,567)
------------------------------------------------------------------------------------------------------
                                                                                 43,325         46,866
Deferred income taxes ......................................................      1,076          2,979
Other assets ...............................................................     18,245         14,887
------------------------------------------------------------------------------------------------------
Total Assets ...............................................................  $ 211,101      $ 211,585
======================================================================================================

See accompanying notes.

December 31,                                                                2000             1999
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable and accrued expenses .........................  $   5,431        $   5,623
Product safety modifications ........................................        486              598
Product liability ...................................................      3,000            3,000
Employee compensation and benefits ..................................     10,170           11,158
Workers' compensation ...............................................      4,836            4,975
Income taxes ........................................................      1,512            2,906
-------------------------------------------------------------------------------------------------
Total Current Liabilities ...........................................     25,435           28,260


Product Liability Accrual ...........................................     13,308           16,499


Contingent Liabilities (Note 5) .....................................         --               --


Stockholders' Equity
Common Stock, non-voting, par value $1:
  Authorized shares - 50,000; none issued ...........................         --               --
Common Stock, par value $1:
  Authorized shares - 40,000,000
  Issued and outstanding shares - 26,910,700 ........................     26,911           26,911
Additional paid-in capital ..........................................      2,434            2,434
Retained earnings ...................................................    143,125          137,614
Accumulated other comprehensive income ..............................       (112)            (133)
-------------------------------------------------------------------------------------------------
Total Stockholders' Equity ..........................................    172,358          166,826
-------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity ..........................  $ 211,101        $ 211,585
=================================================================================================

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Year ended December 31,                                          2000         1999         1998
Net firearms sales .......................................  $ 166,415    $ 188,564    $ 144,898
Net castings sales .......................................     36,239       53,100       66,682
-----------------------------------------------------------------------------------------------
Total net sales ..........................................    202,654      241,664      211,580


Cost of products sold ....................................    144,503      170,650      157,048
-----------------------------------------------------------------------------------------------
Gross profit .............................................     58,151       71,014       54,532
Expenses:
  Selling ................................................     14,021       13,367       13,515
  General and administrative .............................      5,886        5,930        5,655
-----------------------------------------------------------------------------------------------
                                                               19,907       19,297       19,170
-----------------------------------------------------------------------------------------------
                                                               38,244       51,717       35,362


Other income-net .........................................      6,230        3,766        4,010
-----------------------------------------------------------------------------------------------
Income before income taxes ...............................     44,474       55,483       39,372


Income taxes .............................................     17,434       21,749       15,946
-----------------------------------------------------------------------------------------------
Net Income ...............................................  $  27,040    $  33,734    $  23,426
===============================================================================================
Basic and Diluted Earnings Per Share .....................  $    1.00    $    1.25    $    0.87
===============================================================================================
Cash Dividends Per Share .................................  $    0.80    $    0.80    $    0.80
===============================================================================================

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

                                                                                                          Accumulated
                                                                            Additional                          Other
                                                                 Common        Paid-In     Retained     Comprehensive
                                                                  Stock        Capital     Earnings            Income        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 .................................  $26,923         $2,632     $123,510             $(145)    $152,920
  Net income .................................................                               23,426                         23,426
  Additional minimum pension liability .......................                                                    (45)         (45)
  Comprehensive income .......................................                                                              23,381
                                                                                                                           -------
  Repurchase of 12,100 shares of Common Stock ................      (12)          (198)                                       (210)
  Cash dividends .............................................                              (21,527)                       (21,527)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .................................   26,911          2,434      125,409              (190)     154,564
  Net income .................................................                               33,734                         33,734
  Additional minimum pension liability .......................                                                     57           57
                                                                                                                           -------
  Comprehensive income .......................................                                                              33,791
                                                                                                                           -------
  Cash dividends .............................................                              (21,529)                       (21,529)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 .................................   26,911          2,434      137,614              (133)     166,826
  Net income .................................................                               27,040                         27,040
  Additional minimum pension liability .......................                                                     21           21
  Comprehensive income .......................................                                                              27,061
                                                                                                                           -------
  Cash dividends .............................................                              (21,529)                       (21,529)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000 .................................  $26,911         $2,434     $143,125             $(112)    $172,358
==================================================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year ended December 31,                                                     2000            1999            1998
OPERATING ACTIVITIES
  Net income ........................................................  $  27,040       $  33,734       $  23,426
  Adjustments to reconcile net income to cash provided
    by operating activities:
      Depreciation ..................................................      8,751           8,734          10,295
      Gain on sale of land ..........................................     (1,068)           (169)           (825)
      Gain on sale of Uni-Cast assets ...............................       (626)             --              --
      Deferred income taxes .........................................      3,542            (280)            526
      Changes in operating assets and liabilities:
        Trade receivables ...........................................      5,916           2,776          (1,928)
        Inventories .................................................    (13,761)          9,567          (2,003)
        Trade accounts payable and accrued expenses .................       (192)          1,687            (692)
        Product safety modifications ................................       (112)           (154)           (118)
        Product liability ...........................................     (3,191)           (451)         (2,268)
        Prepaid expenses, other assets, and other liabilities .......     (7,541)            551            (215)
        Income taxes ................................................     (1,393)            728          (1,614)
----------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities .........................     17,365          56,723          24,584


INVESTING ACTIVITIES
  Property, plant, and equipment additions ..........................     (7,023)         (4,515)         (5,969)
  Purchases of short-term investments ...............................   (156,700)       (184,807)       (131,521)
  Proceeds from sales or maturities of short-term investments .......    161,436         157,443         133,758
  Net proceeds from sale of land ....................................      1,978             169           1,077
  Net proceeds from sale of Uni-Cast assets .........................        382              --              --
----------------------------------------------------------------------------------------------------------------
      Cash provided (used) by investing activities ..................         73         (31,710)         (2,655)


FINANCING ACTIVITIES
  Dividends paid ....................................................    (21,529)        (21,529)        (21,527)
  Repurchase of Common Stock ........................................         --              --            (210)
----------------------------------------------------------------------------------------------------------------
      Cash used by financing activities .............................    (21,529)        (21,529)        (21,737)
----------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash and cash equivalents ....................     (4,091)          3,484             192
Cash and cash equivalents at beginning of year ......................      8,164           4,680           4,488
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year ............................   $  4,073       $   8,164       $   4,680
================================================================================================================

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

REVENUE RECOGNITION

         Revenue is recognized, net of any discounts, sales incentives, or rebates, upon the shipment of products.

CASH EQUIVALENTS

         The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

         Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury instruments, all maturing within one year. The income from short-term investments is included in other income - net. The Company intends to hold these investments until maturity.

INVENTORIES

         Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $42.6 million and $40.1 million at December 31, 2000 and 1999, respectively.

PROPERTY, PLANT, AND EQUIPMENT

         Property, plant, and equipment are stated on the basis of cost. Depreciation is computed by the straight-line and declining balance methods. Long lived assets are reviewed for impairment whenever circumstances warrant such a review.

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

ADVERTISING COSTS

         The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2000, 1999, and 1998 were $2.6 million, $1.7 million, and $3.1 million, respectively.

SHIPPING COSTS

         Costs incurred related to the shipment of products are included in selling expense.

STOCK OPTIONS

         The Company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


EARNINGS PER SHARE

         Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2000 and 1999, and 26,911,700 in 1998. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,910,700 in 2000 and 1999 and 26,912,900 in 1998.

2. INCOME TAXES

         The Federal and state income tax provision (benefit) consisted of the following (in thousands):

-----------------------------------------------------------------------------------------------------------------------
Year ended December 31,                              2000                       1999                       1998
-----------------------------------------------------------------------------------------------------------------------
                                              CURRENT    DEFERRED        Current    Deferred        Current    Deferred
-----------------------------------------------------------------------------------------------------------------------
Federal ....................................  $11,621      $2,944        $18,421     $  (234)       $13,593        $464
State ......................................    2,271         598          3,608         (46)         1,827          62
-----------------------------------------------------------------------------------------------------------------------
                                              $13,892      $3,542        $22,029     $  (280)       $15,420        $526
=======================================================================================================================

         Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                                       2000           1999
------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Product liability ..........................................................  $ 6,393        $ 7,644
  Employee compensation and benefits .........................................    3,557          3,828
  Product safety modifications ...............................................      191            234
  Allowances for doubtful accounts and discounts .............................    1,198          1,794
  Inventories ................................................................    1,556          1,694
  Other ......................................................................      381            513
------------------------------------------------------------------------------------------------------
Total deferred tax assets ....................................................   13,276         15,707
------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Prepaid insurance ..........................................................      758            295
  Depreciation ...............................................................    1,753          1,631
  Pension plans ..............................................................    2,628          2,102
------------------------------------------------------------------------------------------------------
Total deferred tax liabilities ...............................................    5,139          4,028
------------------------------------------------------------------------------------------------------
Net deferred tax assets ......................................................  $ 8,137        $11,679
======================================================================================================

         The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                                                         2000      1999      1998
--------------------------------------------------------------------------------------------------------
Statutory Federal income tax rate                                               35.0%     35.0%     35.0%
State income taxes, net of Federal tax benefit                                   4.2       4.1       4.7
Other items                                                                       --        .1        .8
--------------------------------------------------------------------------------------------------------
Effective income tax rate                                                       39.2%     39.2%     40.5%
========================================================================================================

         The Company made income tax payments of approximately $18.9 million, $22.0 million, and $17.0 million during 2000, 1999, and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


3. PENSION PLANS

         The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

         The cost of these defined benefit plans and the balances of plan assets and obligations are shown below (in thousands).

Change in Benefit Obligation                                   2000        1999
-------------------------------------------------------------------------------
Benefit obligation at January 1 .........................  $ 33,052    $ 34,250
Service cost ............................................     1,237       1,405
Interest cost ...........................................     2,439       2,290
Actuarial loss (gain) ...................................       134      (3,492)
Benefits paid ...........................................    (1,442)     (1,401)
-------------------------------------------------------------------------------
Benefit obligation at December 31 .......................    35,420      33,052
-------------------------------------------------------------------------------
Change in Plan Assets
-------------------------------------------------------------------------------
Fair value of plan assets at January 1 ..................    30,120      29,325
Actual return on plan assets ............................     1,650         453
Employer contributions ..................................     2,969       1,743
Benefits paid ...........................................    (1,442)     (1,401)
-------------------------------------------------------------------------------
Fair value of plan assets at December 31 ................    33,297      30,120
-------------------------------------------------------------------------------
Funded status ...........................................    (2,123)     (2,932)
Unrecognized net actuarial loss .........................     5,846       4,760
Unrecognized prior service cost .........................     1,652       2,103
Unrecognized transition obligation ......................      (209)       (331)
-------------------------------------------------------------------------------
Net amount recognized ...................................  $  5,166    $  3,600
===============================================================================

Amounts Recognized on the Balance Sheet                        2000        1999
-------------------------------------------------------------------------------
Prepaid benefit cost ....................................  $  7,828    $  6,061
Accrued benefit liability ...............................    (3,812)     (3,929)
Intangible asset ........................................       963       1,246
Accumulated other comprehensive income ..................       112         133
Deferred tax asset ......................................        75          89
-------------------------------------------------------------------------------
                                                           $  5,166    $  3,600
-------------------------------------------------------------------------------
Weighted-Average Assumptions as of December 31,
-------------------------------------------------------------------------------
Discount rate ...........................................      7.50%       7.50%
Expected return on plan assets ..........................      9.00%       9.00%
Rate of compensation increases ..........................      5.00%       5.00%


Components of Net Periodic Pension Cost
-------------------------------------------------------------------------------
Service cost ............................................  $  1,237    $  1,405
Interest cost ...........................................     2,439       2,290
Expected return on assets ...............................    (2,734)     (2,663)
Amortization of unrecognized transition asset ...........      (122)       (121)
Recognized gains ........................................       133         229
Prior service cost recognized                                   451         452
-------------------------------------------------------------------------------
Net periodic pension cost ...............................  $  1,404    $  1,592
===============================================================================

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $10.8 million, $8.5 million, and $5.8 million, respectively, as of December 31, 2000 and $10.1 million, $8.1 million, and $5.2 million, respectively, as of December 31, 1999.

         The Company also sponsors a defined contribution plan which covers substantially all of its salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.4 million, $1.2 million, and $1.1 million in 2000, 1999, and 1998, respectively.

         In 1999 the Company changed the weighted-average discount rates which decreased the projected benefit obligation by approximately $3.6 million.

         In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability which increased comprehensive income by $21,000 and $57,000 in 2000 and 1999, respectively, and reduced comprehensive income by $45,000 in 1998.

4. STOCK INCENTIVE AND BONUS PLANS

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

         On December 18, 2000 the Company adopted, subject to shareholder approval, the 2001 "Stock Option Plan for Non-Employee Directors" (the "2001 Plan") under which non-employee directors may be granted options to purchase shares of the Company's authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately and the remaining options vest ratably over three years. No options were issued in 2000. On January 1, 2001, 100,000 options were granted, subject to shareholder approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


         The following table summarizes the activity of the 1998 Plan:

                                                                          Shares        Exercise Price
------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1998 ......................................         --                    --
  Granted ...........................................................  1,470,000                $11.94
  Exercised .........................................................         --                    --
  Canceled ..........................................................         --                    --
------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998 ....................................  1,470,000                 11.94
  Granted ...........................................................         --                    --
  Exercised .........................................................         --                    --
  Canceled ..........................................................    (50,000)                11.94
------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999 ....................................  1,420,000                $11.94
  Granted ...........................................................         --                    --
  Exercised .........................................................         --                    --
  Canceled ..........................................................    (50,000)                11.94
------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000 ....................................  1,370,000                $11.94
------------------------------------------------------------------------------------------------------

         There were 548,000 exercisable options at December 31, 2000. At December 31, 2000, an aggregate of 630,000 shares remain available for grant under the 1998 Plan.

         The Company accounts for employee stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of SFAS No.123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the plans been determined in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                         2000           1999           1998
-------------------------------------------------------------------------------------------
Net Income:
  As reported                                         $27,040        $33,734        $23,426
  Pro forma                                           $26,700        $33,394        $23,426
Earnings per Share (Basic and Diluted):
  As reported                                           $1.00          $1.25          $0.87
  Pro forma                                             $0.99          $1.24          $0.87
-------------------------------------------------------------------------------------------

         The weighted-average fair value of options granted under the 1998 Plan was estimated at $1.99 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 6.7% dividend yield, expected volatility of 30.3%, risk free rate of return of 5.5% and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

         The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2000, 502,000 shares of Common Stock were reserved for future awards.

5. CONTINGENT LIABILITIES

         As of December 31, 2000 the Company is a defendant in approximately 42 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall within two categories:

         (i) those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and
         (ii) those brought by cities, municipalities, counties, individuals (including certain putative class actions) and one state Attorney General against numerous firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. None of these cases allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


         In many of these cases punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and if applicable, insurance coverage. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and the Attorney General based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

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

6. OPERATING SEGMENT INFORMATION

         The Company has two reportable segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of distributors primarily located in the United States. The investment casting segment consists of two operating divisions which manufacture and sell titanium and steel investment castings.

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

         Revenues from three customers in the firearms segment totaled $33.3 million, $22.8 million, and $20.7 million, and $35.3 million, $27.1 million, and $25.1 million in 2000 and 1999, respectively. Revenues from two customers in the firearms segment totaled $24.8 million and $22.2 million in 1998. Revenues from one customer in the castings segment totaled $31.0 million and $41.9 million in 1999 and 1998, respectively. One customer that accounted for 12% of castings segment sales in 2000 filed for bankruptcy in 2000.

Year ended December 31, (in thousands)                                      2000         1999         1998
----------------------------------------------------------------------------------------------------------
Net Sales
  Firearms ...........................................................  $166,415     $188,564     $144,898
  Castings
    Unaffiliated .....................................................    36,239       53,100       66,682
    Intersegment .....................................................    31,645       24,604       25,322
----------------------------------------------------------------------------------------------------------
                                                                          67,884       77,704       92,004
  Eliminations .......................................................   (31,645)     (24,604)     (25,322)
----------------------------------------------------------------------------------------------------------
                                                                        $202,654     $241,664     $211,580
==========================================================================================================
Income Before Income Taxes
  Firearms ...........................................................  $ 39,137     $ 48,404     $ 33,166
  Castings ...........................................................       546        4,741        4,320
  Corporate ..........................................................     4,791        2,338        1,886
----------------------------------------------------------------------------------------------------------
                                                                        $ 44,474     $ 55,483     $ 39,372
==========================================================================================================
Identifiable Assets
  Firearms ...........................................................  $ 79,230     $ 71,756     $ 79,633
  Castings ...........................................................    33,043       35,753       43,760
  Corporate ..........................................................    98,828      104,076       73,341
----------------------------------------------------------------------------------------------------------
                                                                        $211,101     $211,585     $196,734
==========================================================================================================
Depreciation
  Firearms ...........................................................  $  3,468     $  3,733     $  4,774
  Castings ...........................................................     5,283        5,001        5,521
----------------------------------------------------------------------------------------------------------
                                                                        $  8,751     $  8,734     $ 10,295
==========================================================================================================
Capital Expenditures
  Firearms ...........................................................  $  3,693     $  3,165     $  3,011
  Castings ...........................................................     3,330        1,350        2,958
----------------------------------------------------------------------------------------------------------
                                                                        $  7,023     $  4,515     $  5,969
==========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


7. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2000 (in thousands, except per share data):

                                                                                    THREE MONTHS ENDED
------------------------------------------------------------------------------------------------------------------
                                                                         3/31/00    6/30/00    9/30/00    12/31/00
------------------------------------------------------------------------------------------------------------------
NET SALES .............................................................  $59,889    $48,935    $43,034     $50,795
GROSS PROFIT ..........................................................   18,452     12,559     11,085      16,055
NET INCOME ............................................................    9,026      5,925      4,599       7,490
BASIC AND DILUTED EARNINGS PER SHARE ..................................     0.34       0.22       0.17        0.27

                                                                                    Three Months Ended
------------------------------------------------------------------------------------------------------------------
                                                                         3/31/99    6/30/99    9/30/99    12/31/99
------------------------------------------------------------------------------------------------------------------
Net sales .............................................................  $62,891    $63,018    $55,444     $60,311
Gross profit ..........................................................   18,274     16,437     15,618      20,685
Net income ............................................................    8,383      7,537      6,981      10,833
Basic and diluted earnings per share ..................................     0.31       0.28       0.26        0.40


         During the fourth quarter of 1999, the effective tax rate for the year was reduced to 39.2% due to a favorable change in effective state tax rates. As a result, the effective tax rate for the fourth quarter of 1999 was reduced to 36.3%.

REPORT OF INDEPENDENT AUDITORS





Stockholders and Board of Directors Sturm,
Ruger & Company, Inc.


         We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturm, Ruger & Company, Inc. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





February 9, 2001

STOCKHOLDER INFORMATION


COMMON STOCK DATA

         The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 15, 2001, the Company had 2,021 stockholders of record.

         The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                                    DIVIDENDS
                                                                 HIGH        LOW    PER SHARE
---------------------------------------------------------------------------------------------
2000:
  FIRST QUARTER ............................................  $ 10.69    $  8.69      $   .20
  SECOND QUARTER ...........................................    10.44       8.50          .20
  THIRD QUARTER ............................................     9.75       8.06          .20
  FOURTH QUARTER ...........................................     9.44       7.13          .20
1999:
  First Quarter ............................................  $ 12.94    $  8.50      $   .20
  Second Quarter ...........................................    11.94       9.56          .20
  Third Quarter ............................................    10.94       8.44          .20
  Fourth Quarter ...........................................     9.94       8.25          .20


ITEMS OF INTEREST TO STOCKHOLDERS

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on May 3, 2001 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 a.m.

PRINCIPAL BANKS
Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona

INDEPENDENT AUDITORS
Ernst & Young LLP, Stamford, Connecticut

TRANSFER AGENT
Computershare Investor Services, L.L.C.
Attention: Shareholder Communications
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-3504


FORM 10-K REPORT AVAILABLE
A copy of the Sturm, Ruger & Company, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission for 2000 can be obtained free of charge by writing to:

Corporate Secretary
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, Connecticut 06490
Telephone: 203-259-7843
Fax: 203-254-2195

FACILITIES
Southport, Connecticut
  Corporate Headquarters

Newport, New Hampshire
  Firearms Division
  Pine Tree Castings Division

Prescott, Arizona
  Firearms Division
  Ruger Investment Casting Division
  Antelope Hills, LLC

Directors and Officers



                  DIRECTORS

[PHOTO OF RUGER]             William B. Ruger
                             Chairman Emeritus

[PHOTO OF RUGER, JR.]        William B. Ruger, Jr.
                             Chairman and Chief Executive
                             Officer

[PHOTO OF BLANCHARD]         Erle G. Blanchard
                             Vice Chairman, President,
                             Chief Operating Officer and Treasurer

[PHOTO OF SANETTI]           Stephen L. Sanetti
                             Vice Chairman, Senior Executive
                             Vice President and General Counsel

[PHOTO OF CUNNIFF]          *Richard T. Cunniff
                           **Vice Chairman, Ruane, Cunniff & Co., Inc.

                            *Townsend Hornor
[PHOTO OF HORNOR]            Corporate Director

                            *Paul X. Kelley
                           **Partner, J.F. Lehman & Company
[PHOTO OF KELLEY]
                             John M. Kingsley, Jr.
                             Corporate Director

[PHOTO OF KINGSLEY]        **James E. Service
                             Consultant, Invesmart

                             Stanley B. Terhune
[PHOTO OF SERVICE]           Consultant



[PHOTO OF TERHUNE]



                 OFFICERS


[PHOTO OF RUGER, JR.]        William B. Ruger, Jr.
                             Chairman and Chief Executive Officer

                             Erle G. Blanchard
[PHOTO OF BLANCHARD]         Vice Chairman, President, Chief
                             Operating Officer and Treasurer

                             Stephen L. Sanetti
[PHOTO OF SANETTI]           Vice Chairman, Senior Executive
                             Vice President and General Counsel

                             Leslie M. Gasper
[PHOTO OF GASPER]            Corporate Secretary

                             Thomas A. Dineen
[PHOTO OF DINEEN]            Assistant Controller



 *Audit Committee Member
**Compensation Committee Member

Ruger Investment Castings



--------------------------------------------------------------------------------
Ruger Titanium(R) Golf Components

     We've produced over three million golf club heads for some of the most famous names in golf.





Ruger Investment Castings is a major producer of high quality titanium, chrome-molybdenum and stainless steel precision investment castings. The name Company's three foundries, manned by 800 employees, supply castings to the two Ruger firearms divisions as well as numerous commercial and industrial customers. Ruger Investment Castings is proud to provide our loyal customers with the highest quality castings available.

After producing over 3,000,000 golf club heads for some of the most famous golf club manufacturers, the Company introduced its first Ruger-brand name investment castings product, the Ruger Titanium Golf Club Components. These titanium golf club heads are being offered to professional clubmakers as well as golf enthusiasts. Visit www.rugergolf.com to learn more about the components, receive a brochure, or to order a golf club head to your specifications.

     Arms Makers for Responsible Citizens
--------------------------------------------------------------------------------



     [LOGO]



     Sturm, Ruger & Company, Inc.
     One Lacey Place
     Southport, Connecticut 06490
     (203) 259-7843
     www.ruger-firearms.com