Form 10-K, Exhibit 13
period 2002-12-31
STURM RUGER & CO INC
filed 2003-03-26
CIK 95029

                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 13.1

Selected Financial Data
(Dollars in thousands, except per share data)

                                                                          Year Ended December 31,
                                                ----------------------------------------------------------------------------
                                                    2002             2001             2000             1999             1998
                                                --------         --------         --------         --------         --------
Net firearms sales .....................        $139,762         $147,622         $166,415         $188,564         $144,898
Net castings sales .....................          21,825           26,708           36,239           53,1O0           66,682
                                                --------         --------         --------         --------         --------
Total net sales ........................        $161,587         $174,330         $202,654         $241,664         $211,580
                                                ========         ========         ========         ========         ========
Cost of products sold ..................        $125,376         $134,449         $144,503         $170,650         $157,048
Gross profit ...........................          36,211           39,881           58,151           71,014           54,532
Income before income taxes .............          14,135           22,199           44,474           55,483           39,372
Income taxes ...........................           5,668            8,702           17,434           21,749           15,946
Net income .............................           8,467           13,497           27,040           33,734           23,426
Basic and diluted earnings per share ...            0.31             0.50             1.00             1.25             0.87
Cash dividends per share ...............           $0.80            $0.80            $0.80            $0.80            $0.80

                                                                                December 31,
                                                ----------------------------------------------------------------------------
                                                    2002             2001             2000             1999             1998
                                                --------         --------         --------         --------         --------
Working capital ........................        $103,116         $118,760         $123,020         $118,593         $102,395
Total assets ...........................         183,958          204,378          215,665          215,684          196,734
Total stockholders' equity .............         137,983          164,340          172,358          166,826          154,564
Book value per share ...................           $5.13            $6.11            $6.40            $6.20            $5.74
Return on stockholders' equity .........             6.1%             8.0%            15.9%            21.0%            15.2%
Current ratio ..........................        4.8 TO 1         6.1 to 1         5.8 to 1         5.2 to 1         5.1 to 1
Common shares outstanding ..............      26,910,700       26,910,700       26,910,700       26,910,700       26,910,700
Number of stockholders of record .......           2,026            2,064            2,011            2,046            1,974
Number of employees ....................           1,418            1,547            1,814            1,952            2,130

Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion & Analysis of Financial Condition & Results of Operations.

Management's Discussion &
Analysis of Financial Condition & Results of Operations

INTRODUCTION

      The Company's sales are comprised of the sales of firearms and investment castings. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories -- rifles, shotguns, pistols, and revolvers. Investment castings manufactured are of titanium, and steel, nickel and cobalt alloys.

RESULTS OF OPERATIONS

Year ended December 31, 2002, as compared to year ended December 31, 2001.

      Consolidated net sales of $161.6 million were achieved by the Company in 2002 representing a decrease of $12.7 million or 7.3% from net sales of $174.3 million in 2001.

      Firearms segment net sales decreased by $7.8 million or 5.3% to $139.8 million in 2002 from $147.6 million in the prior year. Firearms unit shipments for 2002 decreased 9.1% from 2001, as shipments for all product families declined significantly in the latter half of the year. In 2002, the Company instituted a sales incentive program for its distributors which allows them to earn rebates of up to 1.5% if certain annual overall sales targets are achieved. This program replaces a similar sales incentive program in 2001 which allowed rebates of up to 5%. From August 1, 2002 to November 30, 2002, a consumer-driven sales incentive program for certain hunting rifles and revolvers was in effect. Pistol demand may have been enhanced in 2001 by a sales incentive

Management's Discussion &
Analysis of Financial Condition & Results of Operations
(Continued)

program which was in effect from August 2001 through December 2001.

      Casting segment net sales decreased 18.3% to $21.8 million in 2002 from $26.7 million in 2001 as a result of lower unit volume. The downturn in castings sales is due to continuing weakened demand for both steel and titanium castings. The Company continues to actively pursue other casting business opportunities.

      Consolidated cost of products sold for 2002 was $125.4 million compared to $134.4 million in 2001, representing a decrease of 6.7%. This decrease of $9.0 million was primarily attributable to decreased sales in both the firearms and investment castings segments, partially offset by increased product liability expenses.

      Gross profit as a percentage of net sales decreased to 22.4% in 2002 from 22.9% in 2001. This erosion is due to decreased sales in 2002, partially offset by the reversal of an overaccrual related to a pistol rebate program that ended December 31, 2001.

      Selling, general and administrative expenses decreased 1.0% to $20.7 million in 2002 from $20.9 million in 2001.

      In 2002, the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment.

      Other income-net decreased from $3.2 million in 2001 to $1.9 million in 2002 primarily reflecting decreased earnings on short-term investments as a result of declining interest rates and reduced principal.

      The effective income tax rate of 40.1% in 2002 increased slightly from the income tax rate of 39.2% in 2001.

      As a result of the foregoing factors, consolidated net income in 2002 decreased to $8.5 million from $13.5 million in 2001, representing a decrease of $5.0 million or 37.3%.

      Year ended December 31, 2001, as compared to year ended December 31, 2000:

      Consolidated net sales of $174.3 million were achieved by the Company in 2001 representing a decrease of $28.4 million or 14.0% from net sales of $202.7 million in 2000.

      Firearms segment net sales decreased by $18.8 million or 11.3% to $147.6 million in 2001 from $166.4 million in the prior year. Firearms unit shipments for 2001 decreased 12.6% from 2000, as pistol, rifle and shotgun shipments declined. The unit decrease reflects a decline in overall market demand during the first six months of the year, partially offset by a resurgence in demand during the latter half of the year. Pistol demand may have been enhanced by a sales incentive program which was in effect from August through December 2001.

      Casting segment net sales decreased 26.3% to $26.7 million in 2001 from $36.2 million in 2000 as a result of lower unit volume. The downturn in castings sales is due to an apparent weakened demand for both steel and titanium castings.

      Consolidated cost of products sold for 2001 was $134.4 million compared to $144.5 million in 2000, representing a decrease of 7.0%. This decrease of $10.1 million was primarily attributable to decreased sales in both the firearms and investment castings segments.

      Gross profit as a percentage of net sales decreased to 22.9% in 2001 from 28.7% in 2000. This erosion is due to decreased sales in 2001, partially offset by pricing increases for selected models effective December 1, 2000 and 2001.

      Selling, general and administrative expenses increased 4.8% to $20.9 million in 2001 from $19.9 million in 2000 due to costs related to a voluntary firearms lock exchange program that began during the first quarter of 2001, and to increased personnel related expenses.

      Other income-net decreased from $6.2 million in 2000 to $3.2 million in 2001 primarily reflecting a gain on the sale of non-manufacturing real estate in the second quarter of 2000 and decreased earnings on short-term investments as a result of declining interest rates.

      The effective income tax rate remained consistent at 39.2% in 2001 and 2000.

      As a result of the foregoing factors, consolidated net income in 2001 decreased to $13.5 million from $27.0 million in 2000, representing a decrease of $13.5 million or 50.0%.

FINANCIAL CONDITION

      At December 31, 2002, the Company had cash, cash equivalents and short-term investments of $53.4 million, working capital of $103.1 million and a current ratio of 4.8 to 1.

      Cash provided by operating activities was $9.9 million, $23.0 million, and $17.4 million in 2002, 2001, and 2000, respectively. The decrease in cash provided in 2002 is principally the result of decreased income in 2002 and an increase in prepaid and other assets of $6.5 million in 2002 compared with a decrease of $4.6 million in 2001.

      The Company follows an industry-wide practice of offering a "dating plan" to its firearms customers on selected products, which allows the purchasing distributor to buy the products commencing in December, the start of the Company's

Management's Discussion &
Analysis of Financial Condition & Results of Operations
(Continued)

marketing year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through February must be made by April 30. Shipments made in subsequent months must be paid for within approximately 90 days. Dating plan receivable balances were $9.0 million and $12.2 million at December 31, 2002 and 2001, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

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

      Capital expenditures during the past three years averaged $4.6 million per year. In 2003, the Company expects to spend approximately $8 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations.

      In 2002 the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $20 per share paid in March, June, September, and December 2002. On December 18, 2002, the Company declared a regular quarterly dividend of $20 per share payable on March 15, 2003. Future dividends depend on many factors, including internal estimates of future performance and the Company's need for funds.

      Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 2003.

      In conjunction with the sale of its Uni-Cast division in June 2000, the Company extended credit to the purchaser in the form of a note and a line of credit, both of which are collateralized by certain of the assets of Uni-Cast. In July 2002, the Company established an additional collateralized line of credit for the purchaser and, as of December 31, 2002, the total amount due from the purchaser was $2.3 million. The Company purchases aluminum castings used in the manufacture of certain models of pistols exclusively from Uni-Cast.

      The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

      Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" has not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons. "To the contrary, all the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

      The Company is a defendant in numerous lawsuits involving its products and is aware of certain other such claims. The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

      The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a jury, Hamilton, et. al. v. Accu-tek, et. al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. The Court upheld the verdict of the jury and dismissed each case as to the Company in its later opinion. The three defendants found liable filed a notice of appeal from the Court's decision. On August 16, 2000, the U.S. Second Circuit Court of Appeals certified certain questions to the Appellate Division of the New York State Supreme Court for resolution. On April 26, 2001, the Appellate Division of the New York State Supreme Court responded to the U.S. Second Circuit Court of Appeals' certified questions. The questions involved whether firearms manufacturers have a legal duty to prevent criminal misuses of their lawfully-sold products and whether any liability of the firearms manufacturers should be apportioned by a market share theory. The New York State Appellate Division answered both questions in the negative. On August 30, 2001, the U.S. Second Circuit Court of Appeals vacated and remanded the case with instructions for the trial court to enter a final judgment of dismissal. The trial court finally dismissed the case on its merits on September 17, 2001.

      Of the lawsuits brought by municipalities or a state Attorney General, twelve have been dismissed as a matter of law. Eight cases are concluded (Atlanta -- dismissal by intermediate Appellate Court, no further appeal; Boston -- voluntarily dismissed with prejudice after withdrawal by the city; Bridgeport -- dismissal affirmed by Connecticut Supreme Court; County of Camden -- dismissal affirmed by Third Circuit Court of Appeals; Miami -- dismissal affirmed by intermediate Appellate Court, Florida Supreme Court declined review; New Orleans -- dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia -- Third Circuit Court of Appeals affirmed dismissal, no further appeal; and Wilmington -- dismissed by the trial court, no appeal taken). On June 12, 2002, the Ohio Supreme Court voted 4-3 to reverse the dismissals of the Cincinnati case by the trial and appellate courts and remanded the case to the trial court for discovery proceedings. On September 20, 2002, the Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court and plaintiffs have filed a request for appeal to the Indiana Supreme Court. Chicago was dismissed by the trial court, reversed by the appellate court, and is now on appeal to the Illinois Supreme Court. New York State is on appeal from its complete dismissal. Washington, D.C. was dismissed by the trial court on December 16, 2002, and the city has filed a notice of appeal. On March 7, 2003, the trial court dismissed all manufacturer defendants from the Consolidated California Cities case.

      Of the remaining cases in which the Company has been served with process, two (Detroit/Wayne County and Newark) are on appeal from partial dismissal, two (Cleveland and New York City) are stayed, and two (Camden City and St. Louis) have pending motions to dismiss at the trial level. The lawsuit filed by the NAACP is presently set for trial to begin on March 24, 2003 if dispositive motions are not granted.

      Legislation has been passed in approximately 30 states precluding suits of the type brought by the municipalities mentioned above.

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

      The valuation of the future defined benefit pension obligations at December 31, 2002 indicated that these plans were underfunded. While this estimation has no bearing on the Company's profitability or the actual funded status of the pension plans, it results in the recognition of other comprehensive loss of $7.9 million.

      The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

Management's Discussion &
Analysis of Financial Condition & Results of Operations
(Continued)

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

      Subsequent to the passage of the Sarbanes-Oxley Act of 2002, the Company extended approximately $35,000 of credit to an officer of the Company. This extension of credit may have been unintentionally contrary to the Sarbanes-Oxley Act of 2002. In recognition of this potential violation, this officer subsequently repaid this balance to the Company.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. Significant estimates in our consolidated financial statements include the product liability accrual, allowance for doubtful accounts, inventory valuation allowance, sales discounts and rebate allowances, employee benefit accruals, deferred tax asset valuation allowance, valuation of long-lived assets and pension liabilities. We base our estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that we believe to be reasonable. However, actual results may differ from these estimates.

      We believe the determination of our product liability expense is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

      Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated. Such amounts are determined based on the Company's experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.

      While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

      The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, a state attorney general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

[STURM, RUGER AND COMPANY(R) LOGO]

Ruger Gold Label Shotgun and 77/17 Rifle Voted 2002's "Best New Products of the Year" By Shooting Industry's "Academy of Excellence"

                           [PHOTO OF MAGAZINE COVERS]

                               [PHOTO OF SHOTGUN]

THE RUGER GOLD LABEL SIDE-BY-SIDE SHOTGUN

                             [PHOTO OF AWARD PLAQUE]

      Throughout the year, Ruger firearms received much interest in the outdoor press, including covers and feature articles in many such publications. Among the topics featured was the unparalleled success of new Ruger products in 2002, as exemplified by two major industry awards.

      We are gratified that, in 2002, Ruger products won two out of the three firearms category awards. Our new RUGER GOLD LABEL SIDE-BY-SIDE 12 GAUGE DOUBLE SHOTGUN and our new RUGER 77/17 BOLT ACTION RIFLE won best shotgun and rifle, respectively; and our Ruger New Model Hunter .44 Magnum single action revolver was one of the three Handgun of the Year finalists.

      These prestigious awards are unique in that they are the result of closed voting by a large group of outdoor writers, editors, retailers, and firearms enthusiasts. They vote by secret ballot to select "The Best of the Best" each year, and we were delighted to have our products so honored.

                             [PHOTO OF AWARD PLAQUE]

                                [PHOTO OF RIFLE]

THE RUGER 77/17 .17 HMB CALIBER BOLT ACTION RIFLE

                           [PHOTO OF MAGAZINE COVERS]

[STURM, RUGER AND COMPANY(R) LOGO]

New .17 HMR Caliber Ruger Firearms for 2003

THE .17 HMR RIMFIRE MAGNUM CARTRIDGE

The new .17 HMR cartridge introduced by Ruger and Hornady Cartridge Company in 2002 was the most successful new ammunition launch since the .44 Magnum in 1956. It is quiet, accurate, flat shooting, and inexpensive; all the attributes of a winning 21st Century cartridge. It efficiently propels a .17 grain .17 caliber synthetic tipped bullet at a remarkable 2,550 feet per second. Demand for both firearms and ammunition far outstrips supply.

      New Ruger .17 HMR caliber product introductions for 2003 include:

                                [PHOTO OF BULLET]

THE RUGER MODEL 96/17 A lower-cost yet amazingly accurate lever action alternative to the Ruger 77/17 series of .17's.

                                [PHOTO OF RIFLE]

THE RUGER SYNTHETIC STOCK MODEL 77/17 Ruger's exciting new 77/17 bolt action is now mated to a lightweight impervious synthetic stock.

                                [PHOTO OF RIFLE]

THE RUGER VARMINT MODEL 77/17 To fully exploit the long-range capability of the new flat-shooting .17 HMR cartridge, this model features a longer, heavier barrel bedded into a handsome, warp-resistant laminated wood stock.

                                [PHOTO OF RIFLE]

THE RUGER NEW MODEL SINGLE-SIX .17 HMR CALIBER SINGLE-ACTION REVOLVER The first single action chambered for this cartridge is a natural to have handy for longer-range varmint hunting around the ranch or farm.

                               [PHOTO OF REVOLVER]

[STURM, RUGER AND COMPANY(R) LOGO]

Other New Ruger Firearms for 2003

THE 50TH ANNIVERSARY RUGER NEW MODEL SINGLE-SIX

This thoroughly modern version of the original groundbreaking Ruger Single-Six evokes memories of the most famous revolver of the 1950's. It proudly bears a special gold-filled commemorative rollmark, stunning cocobolo wood grips, a red Ruger grip medallion, a classic fixed sight frame, and comes in a unique case. It will only be offered in 2003, and is a fitting tribute to its designer, our late founder William B. Ruger.

                               [PHOTO OF REVOLVER]

THE RUGER NEW MODEL BISLEY HUNTER Our Ruger New Model Hunter revolver, the first to be factory equipped with rugged scope rings securely mountable on a solid integral top rib, is now available in the popular Ruger Bisley configuration, using a grip frame which many consider the best in handling the recoil of today's magnum hunting cartridges.

                               [PHOTO OF REVOLVER]

                           [PHOTO OF REVOLVER BARREL]

THE RUGER "BIRD'S HEAD" GRIP VAQUERO WITH SIMULATED IVORY GRIPS Another unique Ruger grip shape, the popular Ruger "Bird's Head" grip Vaquero is now offered with both blued steel and stainless finishes with attractive simulated ivory grips for the western aficionado.

                               [PHOTO OF REVOLVER]

THE RUGER TARGET GREY(R) ALL WEATHER MODEL OVER AND UNDER SHOTGUN Waterfowl hunters will appreciate the unique new Target Grey(R) model of our All-Weather shotgun, with its non-glare matte finish and synthetic polymer stock.

                               [PHOTO OF SHOTGUN]

THE RUGER NO. 1 SINGLE-SHOT RIFLE IN CALIBERS .458 LOTT AND .405 WINCHESTER The classic Ruger No. 1 is now available in two powerful big game cartridges, the .405 Winchester and the .458 Lott, representing some of the most powerful chamberings of the turn of both the 20th and 21st centuries.

                                [PHOTO OF RIFLE]

Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                          2002           2001
ASSETS
Current Assets
Cash and cash equivalents ..................................     $   3,598      $   3,838
Short-term investments .....................................        49,776         63,957
Trade receivables, less allowances for doubtful accounts
  ($449 and $1,061) and discounts ($783 and $1,145) ........        14,026         15,121
Inventories:
  Finished products ........................................        16,999         12,333
  Materials and products in process ........................        34,629         37,460
                                                                 ---------      ---------
                                                                    51,628         49,793
Deferred income taxes ......................................         6,985          7,922
Prepaid expenses and other current assets ..................         4,536          1,566
                                                                 ---------      ---------
Total Current Assets .......................................       130,549        142,197

Property, Plant, and Equipment
  Land and improvements ....................................         1,797          1,779
  Buildings and improvements ...............................        30,824         30,782
  Machinery and equipment ..................................        94,841         93,478
  Dies and tools ...........................................        26,270         25,448
                                                                 ---------      ---------
                                                                   153,732        151,487
  Allowances for depreciation ..............................      (124,538)      (114,535)
                                                                 ---------      ---------
                                                                    29,194         36,952
Deferred income taxes ......................................         9,594          3,671
Other assets ...............................................        14,621         21,893
                                                                 ---------      ---------
Total Assets ...............................................     $ 183,958      $ 204,713
                                                                 =========      =========

See accompanying notes to consolidated financial statements.

December 31,                                                2002           2001
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable and accrued expenses ......     $   5,080      $   6,893
Product liability ................................         4,000          4,000
Employee compensation and benefits ...............         7,324          7,220
Workers' compensation ............................         4,765          4,620
Dividends payable ................................         5,382             --
Income taxes .....................................           882            704
                                                       ---------      ---------
Total Current Liabilities ........................        27,433         23,437

Accrued pension liability ........................         6,423          3,820
Deferred income taxes ............................         5,886          4,654
Product liability ................................         6,233          8,462

Contingent liabilities (Note 5) ..................            --             --

Stockholders' Equity
Common stock, non-voting, par value $1:
  Authorized shares -- 50,000; none issued .......            --             --
Common stock, par value $1:
  Authorized shares -- 40,000,000
  Issued and outstanding shares -- 26,910,700 ....        26,911         26,911
Additional paid-in capital .......................         2,508          2,492
Retained earnings ................................       116,649        135,093
Accumulated other comprehensive income ...........        (8,085)          (156)
                                                       ---------      ---------
Total Stockholders' Equity .......................       137,983        164,340
                                                       ---------      ---------
Total Liabilities and Stockholders' Equity .......     $ 183,958      $ 204,713
                                                       =========      =========

Consolidated Statements of Income
(In thousands, except per share data)

Year ended December 31,                           2002         2001         2000
Net firearms sales ......................     $139,762     $147,622     $166,415
Net castings sales ......................       21,825       26,708       36,239
                                              --------     --------     --------
Total net sales .........................      161,587      174,330      202,654

Cost of products sold ...................      125,376      134,449      144,503
                                              --------     --------     --------
Gross profit ............................       36,211       39,881       58,151
Expenses:
  Selling ...............................       14,777       14,473       14,021
  General and administrative ............        5,885        6,392        5,886
  Impairment of long-lived assets .......        3,311           --           --
                                              --------     --------     --------
                                                23,973       20,865       19,907
                                              --------     --------     --------
Operating profit ........................       12,238       19,016       38,244

Other income-net ........................        1,897        3,183        6,230
                                              --------     --------     --------
Income before income taxes ..............       14,135       22,199       44,474

Income taxes ............................        5,668        8,702       17,434
                                              --------     --------     --------
Net Income ..............................     $  8,467     $ 13,497     $ 27,040
                                              ========     ========     ========
Basic and Diluted Earnings Per Share ....     $   0.31     $   0.50     $   1.00
                                              ========     ========     ========
Cash Dividends Per Share ................     $   0.80     $   0.80     $   0.80
                                              ========     ========     ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                                                                Accumulated
                                                               Additional                             Other
                                                  Common          Paid-In        Retained     Comprehensive
                                                   Stock          Capital        Earnings            Income            Total
                                              ----------       ----------       ---------     -------------        ---------
Balance at December 31, 1999 ..............   $   26,911       $    2,434       $ 137,614        $     (133)       $ 166,826
  Net income ..............................                                        27,040                             27,040
  Additional minimum pension liability,
    net of deferred taxes of $14 ..........                                                              21               21
  Comprehensive income ....................                                                                           27,061
                                                                                                                   ---------
  Cash dividends ..........................                                       (21,529)                           (21,529)
                                              ----------       ----------       ---------        ----------        ---------
Balance at December 31, 2000 ..............       26,911            2,434         143,125              (112)         172,358
  Net income ..............................                                        13,497                             13,497
  Additional minimum pension liability,
    net of deferred taxes of $29 ..........                                                             (44)             (44)
                                                                                                                   ---------
  Comprehensive income ....................                                                                           13,453
                                                                                                                   ---------
  Stock options compensation ..............                            58                                                 58
  Cash dividends ..........................                                       (21,529)                           (21,529)
                                              ----------       ----------       ---------        ----------        ---------
Balance at December 31, 2001 ..............       26,911            2,492         135,093              (156)       $ 164,340
  Net income ..............................                                         8,467                              8,467
  Additional minimum pension liability,
    net of deferred taxes of $5,287 .......                                                          (7,929)          (7,929)
                                                                                                                   ---------
  Comprehensive income ....................                                                                              538
                                                                                                                   ---------
  Stock options compensation ..............                            16                                                 16
  Cash dividends ..........................                                       (21,529)                           (21,529)
  Unpaid dividends declared ...............                                        (5,382)                            (5,382)
                                              ----------       ----------       ---------        ----------        ---------
BALANCE AT DECEMBER 31, 2002 ..............   $   26,911       $    2,508       $ 116,649        $  (8,085)        $ 137,983
                                              ==========       ==========       =========        ==========        =========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

Year ended December 3l,                                                   2002          2001          2000
OPERATING ACTIVITIES
  Net income ....................................................    $   8,467     $  13,497     $  27,040
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation ..............................................        7,490         8,151         8,751
      Impairment of long-lived assets ...........................        3,311            --            --
      Gain on sale of assets ....................................         (209)           --        (1,068)
      Gain on sale of Uni-Cast assets ...........................           --            --          (626)
      Deferred income taxes .....................................        1,533         1,302         3,542
      Changes in operating assets and liabilities:
        Trade receivables .......................................        1,095          (767)        5,916
        Inventories .............................................       (1,835)        1,571       (13,761)
        Trade accounts payable and accrued expenses .............       (1,813)        1,038          (304)
        Product liability .......................................       (2,229)       (3,846)       (3,191)
        Prepaid expenses, other assets, and other liabilities ...       (6,048)        2,843        (7,541)
        Income taxes ............................................          178          (808)       (1,393)
                                                                     ---------     ---------     ---------
      Cash provided by operating activities .....................        9,940        22,981        17,365

INVESTING ACTIVITIES
  Property, plant, and equipment additions ......................       (3,155)       (3,605)       (7,023)
  Purchases of short-term investments ...........................     (145,392)     (165,183)     (156,700)
  Proceeds from sales or maturities of
    short-term investments ......................................      159,574       167,101       161,436
  Net proceeds from sale of assets ..............................          322            --         1,978
  Net proceeds from sale of Uni-Cast assets .....................           --            --           382
                                                                     ---------     ---------     ---------
      Cash provided (used) by investing activities ..............       11,349         (1687)           73

FINANCING ACTIVITIES
  Dividends paid ................................................      (21,529)      (21,529)      (21,529)
                                                                     ---------     ---------     ---------
      Cash used by financing activities .........................      (21,529)      (21,529)      (21,529)
                                                                     ---------     ---------     ---------

Decrease in cash and cash equivalents ...........................         (240)         (235)       (4,091)
Cash and cash equivalents at beginning of year ..................        3,838         4,073         8,164
                                                                     ---------     ---------     ---------
Cash and Cash Equivalents at End of Year ........................    $   3,598     $   3,838     $   4,073
                                                                     =========     =========     =========

See accompanying notes to consolidated financial statements.

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

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year balances have been reclassified to conform with current year presentation.

REVENUE RECOGNITION

      Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, upon the shipment of products.

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

INVENTORIES

      Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $47.2 million and $45.4 million at December 31, 2002 and 2001, respectively.

PROPERTY, PLANT, AND EQUIPMENT

      Property, plant, and equipment are stated on the basis of cost. Depreciation is computed by the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively.

      In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires the use of a specific accounting model to determine the valuation of long-lived assets. Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable.

      In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The Company adopted SFAS No. 144 on January 1, 2002.

INCOME TAXES

      Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities.

PRODUCT LIABILITY

      The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.

ADVERTISING COSTS

      The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2002, 2001, and 2000 were $2.2 million, $2.1 million, and $2.6 million, respectively.

SHIPPING COSTS

      Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.6 million in 2002, 2001, and 2000.

STOCK OPTIONS

      The Company records stock option compensation on an intrinsic value basis in accordance with Accounting Principles Board ("APB")

Opinion No. 25, "Accounting for Stock Issued to Employees. "The Company also provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

EARNINGS PER SHARE

      Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2002, 2001, and 2000. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 27,002,200 in 2002, 26,922,800 in 2001, and 26,910,700 in 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

      SFAS No. 143, "Accounting for Asset Retirement Obligations," requires the recognition of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists.

      FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires a guarantor to recognize a liability with respect to a non-contingent obligation to stand ready to perform under the guarantee even if the probability of future payments under the conditions of a guarantee is remote, for periods beginning after December 15, 2002, and requires certain related disclosures as of December 31, 2002.

      SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan.

      The Company will adopt these statements effective January 1, 2003. The Company does not expect the adoption of these statements to have a material impact on its financial statements.

2. INCOME TAXES

      The Federal and state income tax provision consisted of the following (in thousands):

Year ended December 3l,             2002                  2001                   2000
                            ------------------    -------------------     ------------------
                            CURRENT   DEFERRED    Current    Deferred     Current   Deferred
                            -------   --------    -------    --------     -------   --------
Federal ................     $3,190     $1,303     $6,009     $ 1,072     $11,621     $2,944
State ..................        945        230      1,391         230       2,271        598
                             ------     ------     ------     -------     -------     ------
                             $4,135     $1,533     $7,400     $ 1,302     $13,892     $3,542
                             ======     ======     ======     =======     =======     ======

      Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                    2002        2001
                                                             -------     -------
Deferred tax assets:
  Product liability ....................................     $ 4,103     $ 4,885
  Employee compensation and benefits ...................       3,553       3,398
  Allowances for doubtful accounts and discounts .......         887       1,704
  Inventories ..........................................       1,109       1,111
  Additional minimum pension liability .................       5,391         104
  Other ................................................       1,536         391
                                                             -------     -------
Total deferred tax assets ..............................      16,579      11,593
                                                             -------     -------
Deferred tax liabilities:
  Depreciation .........................................       1,428       1,584
  Pension plans ........................................       4,458       3,070
                                                             -------     -------
Total deferred tax liabilities .........................       5,886       4,654
                                                             -------     -------
Net deferred tax assets ................................     $10,693     $ 6,939
                                                             =======     =======

      In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension Plan Costs," changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to other comprehensive income.

      The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                              2002       2001       2000
                                                     ----       ----       ----
Statutory Federal income tax rate ..............     35.0%      35.0%      35.0%
State income taxes, net of Federal tax benefit .      5.4        4.7        4.2
Other items ....................................     (0.3)      (0.5)        --
                                                     ----       ----       ----
Effective income tax rate ......................     40.1%      39.2%      39.2%
                                                     ====       ====       ====

      The Company made income tax payments of approximately $6.4 million, $4.7 million, and $18.9 million during 2002, 2001, and 2000, respectively.

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

      The cost of these defined benefit plans and the balances of plan assets and obligations are shown below (in thousands).

Change in Benefit Obligation                                 2002          2001
                                                         --------      --------
Benefit obligation
  at January 1 .....................................     $ 41,370      $ 35,420
Service cost .......................................        1,414         1,321
Interest cost ......................................        2,879         2,659
Actuarial loss .....................................        3,807         3,570
Benefits paid ......................................       (1,682)       (1,600)
                                                         --------      --------
Benefit obligation
  at December 31 ...................................       47,788        41,370
                                                         --------      --------
Change in Plan Assets
                                                         --------      --------
Fair value of plan assets
  at January 1 .....................................       36,723        33,297
Actual return on plan assets .......................         (721)        1,984
Employer contributions .............................        4,486         3,042
Benefits paid ......................................       (1,682)       (1,600)
                                                         --------      --------
Fair value of plan assets
  at December 31 ...................................       38,806        36,723
                                                         --------      --------
Funded status ......................................       (8,982)       (4,647)
Unrecognized net actuarial loss ....................       15,734         8,310
Unrecognized prior
  service cost .....................................        2,629         3,110
Unrecognized transition
  obligation (asset) ...............................           33           (88)
                                                         --------      --------
Net amount recognized ..............................     $  9,414      $  6,685
                                                         ========      ========

Amounts Recognized on the Balance Sheet                      2002         2001
                                                          -------      -------
Prepaid benefit cost .................................    $    --      $ 9,563
Accrued benefit liability ............................     (6,423)      (3,820)
Intangible asset .....................................      2,361          682
Accumulated other
  comprehensive income ...............................      8,085          156
Deferred tax asset ...................................      5,391          104
                                                          -------      -------
                                                          $ 9,414      $ 6,685
                                                          -------      -------
Weighted Average
Assumptions as of December 31,
                                                          -------      -------
Discount rate ........................................       6.50%        7.00%
Expected return on plan assets .......................       8.00%        9.00%
Rate of compensation increases .......................       5.00%        5.00%

Components of Net Periodic Pension Cost
                                                          -------      -------
Service cost .........................................    $ 1,414      $ 1,321
Interest cost ........................................      2,879        2,659
Expected return
  on assets ..........................................     (3,344)      (3,019)
Amortization of unrecognized
  transition asset ...................................       (121)        (121)
Recognized gains .....................................        329           92
Prior service cost recognized ........................        600          591
                                                          -------      -------
Net periodic pension cost ............................    $ 1,757      $ 1,523
                                                          =======      =======

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $47.8 million, $45.2 million, and $38.8 million, respectively, as of December 31, 2002 and $11.8 million, $9.3 million and $6.3 million, respectively, as of December 31, 2001. Intangible assets are included in other assets in the consolidated balance sheet.

      The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.6 million, $1.5 million, and $1.4 million in 2002, 2001, and 2000, respectively.

      In 2002 and 2001 the Company changed the weighted-average discount rates which increased the projected benefit obligation by approximately $3.2 million and $2.7 million, respectively.

      In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs," the Company recorded an additional minimum pension liability which decreased comprehensive income by $7.9 million and $44,000 in 2002 and 2001, respectively, and increased comprehensive income by $21,000 in 2000.

4. STOCK INCENTIVE AND BONUS PLANS

      In 1998, the Company adopted, and in May 1999 the shareholders approved, the 1998 Stock Incentive Plan (the "1998 Plan") under which employees may be granted options to purchase shares of the Company's Common Stock and stock appreciation rights. The Company has reserved 2,000,000 shares for issuance under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. To date, no stock appreciation rights have been granted.

      On December 18, 2000 the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan") under which non-employee directors are granted options to purchase shares of the Company's authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately and the remaining options vest ratably over three years.

      The following table summarizes the activity of the Plans:

                                                                Weighted Average
                                                     Shares       Exercise Price
                                                 ----------     ----------------
Outstanding at December 31, 1999 .............    1,420,000               $11.94
  Granted ....................................           --                   --
  Exercised ..................................           --                   --
  Canceled ...................................      (50,000)               11.94
                                                 ----------               ------
Outstanding at December 31, 2000 .............    1,370,000                11.94
  Granted ....................................      220,000                 9.99
  Exercised ..................................           --                   --
  Canceled ...................................     (100,000)               11.94
                                                 ----------               ------
Outstanding at December 31, 2001 .............    1,490,000                11.65
  Granted ....................................           --                   --
  Exercised ..................................           --                   --
  Canceled ...................................     (160,000)               11.94
                                                 ----------               ------
Outstanding at December 31, 2002 .............    1,330,000               $11.62
                                                 ==========               ======

      There were 962,000 exercisable options at December 31, 2002, with a weighted average exercise price of $11.79 and an average contractual life remaining of 6.2 years. At December 31, 2002, an aggregate of 870,000 shares remain available for grant under the Plans.

      The Company accounts for employee stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Had compensation expense for the Plans been determined in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                                   2002         2001         2000
                                                                -------     --------     --------
Net Income:
  As reported ..............................................    $ 8,467     $ 13,497     $ 27,040
  Add: Recognized stock-based employee compensation,
    net of tax .............................................         10           35           --
  Deduct: Employee compensation expense determined under
    fair value method, net of tax ..........................       (387)        (366)        (340)
                                                                -------     --------     --------
    Pro forma ..............................................    $ 8,090     $ 13,166     $ 26,700
                                                                =======     ========     ========
Earnings per Share (Basic and Diluted):
  As reported ..............................................    $  0.31     $   0.50     $   1.00
  Pro forma ................................................    $  0.30     $   0.49     $   0.99
                                                                =======     ========     ========

      The weighted average fair value of options granted under the Plans was estimated at $1.88 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2001, respectively: dividend yield of 8.0%, expected volatility of 34.3%, risk free rate of return of 2.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

      The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2002, 502,000 shares of Common Stock were reserved for future awards.

5. CONTINGENT LIABILITIES

      As of December 31, 2002 the Company was a defendant in approximately 28 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall within two categories:

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

Notes to Consolidated Financial Statements
(Continued)

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

      In many of these cases punitive damages, as well as compensatory damages, are demanded. Aggregate claimed amounts presently exceed product liability accruals and, if applicable, insurance coverage. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and the Attorney General based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

      Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because the Company's experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in the Company's product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

      A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $837 million and $865 million at December 31, 2002 and 2001, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

      Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

      While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

6. ASSET IMPAIRMENT CHARGES

      In 2002 the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment. As a result of the significant reduction in sales and substantial losses incurred by this segment, in the fourth quarter the Company evaluated the recoverability of certain assets and wrote off $1.0 million of a building and $2.3 million of machinery and equipment. The Company was required to reduce the carrying value of the assets to fair value and recognized asset impairment charges, because the carrying value of the affected assets exceeded the projected future undiscounted cash flows. The fair value of the building was based on available market data and the fair value of the machinery and equipment was based on estimated discounted cash flows from the assets.

7. RELATED PARTY TRANSACTIONS

      In 2002 and 2001, the Company paid Newport Mills, of which William B. Ruger, Jr., Chairman and Chief Executive Officer of the Company, is the sole proprietor, $206,250 and $243,750, respectively, for storage rental. In addition, the Company paid $16,500 and $19,500 in 2002 and 2001, respectively, for the rental of office space owned by Mr. Ruger, Jr.

8. OPERATING SEGMENT INFORMATION

      The Company has two reportable segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment consists of two operating divisions which manufacture and sell titanium and steel investment castings.

      The Company evaluates performance and allocates resources, in part, based on profit or loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company's cost plus a fixed profit percentage. The $3.3 million asset impairment charges recorded in 2002 are included in the investment castings segment.

      The Company's assets are located entirely in the United States and export sales are insignificant.

      Revenues from one customer in the firearms segment totaled $24.0 million, $30.4 million and $33.3 million in 2002, 2001, and 2000, respectively. Revenues from an additional customer in the firearms segment totaled $20.1 million and $22.8 million in 2001 and 2000, respectively. Revenues from a third customer in the firearms segment totaled $20.7 million in 2000.

Year ended December 3l, (in thousands)         2002          2001          2000
                                          ---------     ---------     ---------
Net Sales
  Firearms ...........................    $ 139,762     $ 147,622     $ 166,415
  Castings
    Unaffiliated .....................       21,825        26,708        36,239
    Intersegment .....................       17,679        27,282        31,645
                                          ---------     ---------     ---------
                                             39,504        53,990        67,884
  Eliminations .......................      (17,679)      127,282)      (31,645)
                                          ---------     ---------     ---------
                                          $ 161,587     $ 174,330     $ 202,654
                                          =========     =========     =========
Income (Loss) Before Income Taxes
  Firearms ...........................    $  23,673     $  22,800     $  39,137
  Castings ...........................      (11,230)       (3,473)          546
  Corporate ..........................        1,692         2,872         4,791
                                          ---------     ---------     ---------
                                          $  14,135     $  22,199     $  44,474
                                          =========     =========     =========
Identifiable Assets
  Firearms ...........................    $  79,301     $  78,774     $  79,230
  Castings ...........................       19,394        27,351        33,043
  Corporate ..........................       85,263        98,588       103,392
                                          ---------     ---------     ---------
                                          $ 183,958     $ 204,713     $ 215,665
                                          =========     =========     =========
Depreciation
  Firearms ...........................    $   3,448     $   3,395     $   3,468
  Castings ...........................        4,042         4,756         5,283
                                          ---------     ---------     ---------
                                          $   7,490     $   8,151     $   8,751
                                          =========     =========     =========
Capital Expenditures
  Firearms ...........................    $   2,767     $   2,073     $   3,693
  Castings ...........................          388         1,532         3,330
                                          ---------     ---------     ---------
                                          $   3,155     $   3,605     $   7,023
                                          =========     =========     =========

9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2002 (in thousands, except per share data):

                                                                           THREE MONTHS ENDED
                                                            -----------------------------------------------
                                                            3/31/02      6/30/02      9/30/02      12/31/02
                                                            -------      -------      -------      --------
      NET SALES ......................................      $48,440      $39,784      $38,040      $ 35,323
      GROSS PROFIT ...................................       12,280        9,945        6,925         7,061
      NET INCOME (LOSS) ..............................        4,532        2,905        1,360          (330)
      BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ....         0.17         0.11         0.05         (0.02)

                                                                           Three Months Ended
                                                            -----------------------------------------------
                                                            3/31/01      6/30/01      9/30/01      12/31/01
                                                            -------      -------      -------      --------
      Net sales ......................................      $43,864      $37,668      $41,138      $ 52,660
      Gross profit ...................................       11,967        7,219        8,192        12,503
      Net income .....................................        4,134        1,805        2,684         4,874
      Basic and diluted earnings per share ...........         0.15         0.07         0.10          0.18


                                                                         PAGE 21

                                      46