Form 10-K/A, Exhibit 13
period 2002-12-31
STURM RUGER & CO INC
filed 2003-07-15
CIK 95029

                                                                  Exhibit 13.1.1



                               [KPMG LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT


Stockholders and Board of Directors
Sturm, Ruger & Company, Inc.:

We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of Sturm, Ruger & Company, Inc. for the year ended December 31, 2000 were audited by other auditors whose report thereon dated February 9, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


February 10, 2003


Page 22




                                      9