Form 10-K, Exhibit 13
period 2003-12-31
STURM RUGER & CO INC
filed 2004-03-12
CIK 95029

                                                                    EXHIBIT 13.1

                         Sturm, Ruger & Company, Inc.
                      2003 Annual Report to Stockholders
 (Only those portions specifically incorporated by reference into the Sturm,
            Ruger & Company, Inc. 2003 Annual Report on Form 10-K)

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

================================================================================

                                                                           December 31,
                                         -------------------------------------------------------------------------------
                                                2003             2002             2001             2000             1999
                                         -----------      -----------      -----------      -----------      -----------
Net firearms sales ....................  $   130,558      $   139,762      $   147,622      $   166,415      $   188,564
Net castings sales ....................       17,359           21,825           26,708           36,239           53,100
                                         -----------      -----------      -----------      -----------      -----------
Total net sales .......................      147,917          161,587          174,330          202,654          241,664
                                         ===========      ===========      ===========      ===========      ===========
Cost of products sold .................      113,189          125,376          134,449          144,503          170,650
Gross profit ..........................       34,728           36,211           39,881           58,151           71,014
Income before income taxes ............       20,641           14,135           22,199           44,474           55,483
Income taxes ..........................        8,277            5,668            8,702           17,434           21,749
Net income ............................       12,364            8,467           13,497           27,040           33,734
Basic and diluted earnings per share ..         0.46             0.31             0.50             1.00             1.25
Cash dividends per share ..............  $      0.80      $      0.80      $      0.80      $      0.80      $      0.80



                                                                           December 31,
                                         -------------------------------------------------------------------------------
                                                2003             2002             2001             2000             1999
                                         -----------      -----------      -----------      -----------      -----------
Working capital .......................  $   102,715      $   103,116      $   118,760      $   123,020      $   118,593
Total assets ..........................      170,013          183,958          204,378          215,665          215,684
Total stockholders' equity ............      133,640          137,983          164,340          172,358          166,826
Book value per share ..................  $      4.97      $      5.13      $      6.11      $      6.40      $      6.20
Return on stockholders' equity ........          9.3%             6.1%             8.0%            15.9%            21.0%
Current ratio .........................     5.7 to 1         4.8 to 1         6.1 to 1         5.8 to 1         5.2 to 1
Common shares outstanding .............   26,910,700       26,910,700       26,910,700       26,910,700       26,910,700
Number of stockholders of record ......        2,036            2,026            2,064            2,011            2,046
Number of employees ...................        1,251            1,418            1,547            1,814            1,952


Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management's Discussion & Analysis of Financial Condition & Results of Operations.

Management's Discussion &
Analysis of Financial Condition & Results of Operations

COMPANY OVERVIEW

    Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic.

    The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories--rifles, shotguns, pistols, and revolvers. The Company's firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.

    Investment castings manufactured are of titanium and steel alloys. Investment castings are sold either directly to or through manufacturers' representatives to companies in a wide variety of industries.

    Because many of its competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to specific current industry trends. Instead, the Company measures itself against its own historical results.

    The Company does not consider its overall firearms business to be predictably seasonal; however, sales of certain models of firearms are usually lower in the third quarter of the year.

RESULTS OF OPERATIONS

Year ended December 31, 2003, as compared to year ended December 31, 2002

    Consolidated net sales of $147.9 million were achieved by the Company in 2003 representing a decrease of $13.7 million or 8.5% from net sales of $161.6 million in 2002.

    Firearms segment net sales decreased by $9.2 million or 6.6% to $130.6 million in 2003 from $139.8 million in the prior year. Firearms unit shipments for 2003 decreased 2.4% from 2002, as shipments of all product families declined significantly in the first half of the year. Shipments during the latter half of 2003, especially in the fourth quarter, improved due in large part to the introduction of several new product offerings. Revolver shipments benefited from the popularity of the New Model Single Six revolver in the 17 HMR caliber and the 50th Anniversary Ruger New Model Single Six revolver. Pistol shipments reflected strong demand for the MK-4NRA, a 22 caliber pistol commemorating company founder, William B. Ruger, and rifle shipments benefited from the popularity of the Ruger 40th Anniversary 10/22 Carbine. However, a change in mix from higher priced products to lower priced products resulted in the further decline in sales versus unit shipments.

    In 2003, the Company instituted a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2002. From May 1, 2003 to September 30, 2003, the Company offered a consumer-driven sales incentive program for certain centerfire pistols. From August 1, 2002 through November 30, 2002, the Company conducted a similar consumer-driven sales incentive program for certain hunting rifles and revolvers. Sales incentive rebates remained consistent as a percentage of sales in 2003 and 2002.

    Casting segment net sales decreased 20.5% to $17.4 million in 2003 from $21.8 million in 2002 as a result of lower unit volume. Shipments of titanium golf club heads to Karsten Manufacturing Corporation decreased $7.4 million in 2003 compared to 2002. There are no future shipments expected to Karsten Manufacturing Corporation. The Company continues to pursue other casting business opportunities.

    Consolidated cost of products sold for 2003 was $113.2 million compared to $125.4 million in 2002, representing a decrease of 9.7%. This decrease of $12.2 million was primarily attributable to decreased sales in both the firearms and investment castings segments and decreased product liability expenses, partially offset by a charge related to certain obsolete firearms inventory in 2003.

    Gross profit as a percentage of net sales increased to 23.5% in 2003 from 22.4% in 2002. This improvement is due to improved margins in the castings segment compared to 2002 and decreased product liability costs, partially offset by decreased sales in both segments, increased workers' compensation expenses due to increased costs per claim, and an unfavorable adjustment in the firearms segment for a charge related to certain obsolete firearms inventory in 2003.

    Selling, general and administrative expenses increased 1.7% to $21.0 million in 2003 from $20.7 million in 2002 due primarily to royalties paid to the William B. Ruger Endowment of the NRA Foundation related to shipments of the MK4-NRA commemorative pistol, as well as increased national advertising expense.

    In 2002, the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment.

    Total other income increased from $1.9 million in 2002 to $6.9 million in 2003 primarily due to the pretax gain of $5.9 million from the sale of certain non-manufacturing real estate in Arizona, known as the Single Six Ranch. The Company's earnings on short-term investments declined in 2003 as a result of declining interest rates.

    The effective income tax rate of 40.1% remained consistent in 2003 and 2002.

    As a result of the foregoing factors, consolidated net income in 2003 increased to $12.4 million from $8.5 million in 2002, representing an increase of $3.9 million or 46.0%.

RESULTS OF OPERATIONS

Year ended December 31, 2002, as compared to year ended December 31, 2001

    Consolidated net sales of $161.6 million were achieved by the Company in 2002 representing a decrease of $12.7 million or 7.3% from net sales of $174.3 million in 2001.

    Firearms segment net sales decreased by $7.8 million or 5.3% to $139.8 million in 2002 from $147.6 million in the prior year. Firearms unit shipments for 2002 decreased 9.1% from 2001, as shipments for all product families declined significantly in the latter half of the year. In 2002, the Company instituted a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2001 which allowed rebates of up to 5%. From August 1, 2002 to November 30, 2002, a consumer-driven sales incentive program for certain hunting rifles and revolvers was in effect. The greater discounts offered in 2001 resulted in the further decline in unit shipments versus sales.

    Casting segment net sales decreased 18.3% to $21.8 million in 2002 from $26.7 million in 2001 as a result of lower unit volume. Shipments of titanium golf club heads to Karsten Manufacturing Corporation decreased $3.8 million in 2002 compared to 2001. The downturn in castings sales was due to an apparent weakened demand for both steel and titanium castings.

    Consolidated cost of products sold for 2002 was $125.4 million compared to $134.4 million in 2001, representing a decrease of 6.7%. This decrease of $9.0 million was primarily attributable to decreased sales in both the firearms and investment castings segments, partially offset by increased product liability expenses.

    Gross profit as a percentage of net sales decreased to 22.4% in 2002 from 22.9% in 2001. This erosion was due to decreased sales in 2002, partially offset by the reversal of an overaccrual related to a pistol rebate program that ended December 31, 2001.

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

FINANCIAL CONDITION

Operations

    At December 31, 2003, the Company had cash, cash equivalents and short-term investments of $53.4 million, working capital of $102.7 million and a current ratio of 5.7 to 1.

    Cash provided by operating activities was $14.7 million, $9.9 million, and $23.0 million in 2003, 2002, and 2001, respectively. The increase in cash provided in 2003 is principally the result of a reduction in prepaid and other assets in 2003 of $1.7 million compared with an increase in prepaid and other assets of $6.5 million in 2002, and a decrease in inventories of $3.1 million in 2003 compared with an increase of $1.8 million in 2002. The fluctuations in prepaid and other assets is attributable to the utilization in 2003 of a prepaid income tax asset at December 31, 2002, and the decrease in inventories in 2003 resulted from a planned reduction in firearms production levels.

    The Company follows a common industry practice of offering a "dating plan" to its firearms customers on selected products, which allows the customer to buy the products commencing in December, the start of the Company's marketing year, and pay for them on extended terms. Discounts are offered for early payment. The dating plan provides a revolving payment plan under which payments for all shipments made during the period December through February must be made by April
30. Shipments made in subsequent months must be paid for within a maximum of 120 days. Dating plan receivable balances were $8.8 million and $9.0 million at December 31, 2003 and 2002, respectively. The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities.

    The Company purchases its various raw materials from a number of suppliers. There is, however, a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at a reasonable cost without interruption of its manufacturing operations. However, if market conditions

Management's Discussion &
Analysis of Financial Condition & Results of Operations
(Continued)


result in a significant prolonged inflation of certain prices, the Company's results could be adversely affected.

    In conjunction with the sale of its Uni-Cast division in June 2000, the Company extended credit to the purchaser in the form of a note and a line of credit, both of which are collateralized by certain of the assets of Uni-Cast. In July 2002, the Company established an additional collateralized line of credit for the purchaser and, as of December 31, 2003, the total amount due from the purchaser was $2.0 million. The Company purchases aluminum castings used in the manufacture of certain models of pistols exclusively from Uni-Cast.

Investing and Financing

    Capital expenditures during the past three years averaged $3.6 million per year. In 2004, the Company expects to spend approximately $8 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.

    In 2003, the Company paid dividends of $21.5 million. This amount reflects the regular quarterly dividend of $.20 per share paid in March, June, September, and December 2003. On January 22, 2004, the Company declared a regular quarterly dividend of $.20 per share payable on March 15, 2004. Future dividends depend on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company's need for funds.

    Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate any need for external financing in 2004.

FIREARMS LEGISLATION

    The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state, and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

    Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" has not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons." To the contrary, all the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

FIREARMS LITIGATION

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

    The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v.

Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, on October 21, 2003 the New York Court of Appeals declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on the Hamilton decision in concluding that it was "legally inappropriate," "impractical," "unrealistic," and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

    Of the lawsuits brought by municipalities or a state Attorney General, fifteen have been dismissed with no appeal pending. Twelve of those cases are concluded: Atlanta - dismissal by intermediate appellate court, no further appeal; Bridgeport - dismissal affirmed by Connecticut Supreme Court; County of Camden - dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami - dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans - dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia - U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington - dismissed by trial court, no appeal; Boston - voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati - voluntarily withdrawn after a unanimous vote of the city council; Detroit - dismissed by Michigan Court of Appeals, no appeal; Wayne County - dismissed by Michigan Court of Appeals, no appeal; and New York State - Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal.

    Camden City was dismissed on July 7, 2003 due to the bankruptcy of one of the parties. No further action has been taken by the city. On November 13, 2003, plaintiffs in the Jersey City case voluntarily dismissed the matter. It is unknown whether plaintiffs will re-file. On December 5, 2003, plaintiffs in the Newark case also voluntarily dismissed the matter. It is unknown whether plaintiffs will re-file.

    Washington, D.C. is on appeal from its complete dismissal. On March 7, 2003, the consolidated California Cities case involving nine cities and three counties was dismissed as to all manufacturer defendants, and plaintiffs appealed on June 9, 2003. The Chicago dismissal was reversed in part on appeal, and an appeal to the Illinois Supreme Court is pending. On October 20, 2003, the St. Louis Circuit Court dismissed the St. Louis case, and the city has filed a notice of appeal.

    The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Cleveland and New York City are open cases and could proceed to trial. In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP law-suit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by defendants are pending.

    Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above, and similar federal legislation has been introduced in the U.S. Congress. It passed the House by a 2-to-1 bipartisan majority and has over 54 co-sponsors in the Senate. It may be considered by the Senate during 2004.

OTHER OPERATIONAL MATTERS

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

    The valuation of the future defined benefit pension obligations at December 31, 2003 indicated that these plans were underfunded. While this estimation has no bearing on the actual funding of the pension plans, it results in the recognition of a cumulative other comprehensive loss of $8.6 million at December 31, 2003 from $8.1 million at December 31, 2002.

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

CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. We base our estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that we believe to be reasonable. However, actual results may differ from these estimates.

    We believe the determination of our product liability accrual is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

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

RECENT ACCOUNTING PRONOUNCEMENTS

    The Company is not aware of any recent accounting pronouncements that are expected to have a material effect on its financial position or financial results.

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

Consolidated Balance Sheets
(Dollars in thousands, except per share data)


December 31,                                                           2003            2002
ASSETS
Current Assets
Cash and cash equivalents ..................................     $    3,446      $    3,598
Short-term investments .....................................         50,026          49,776
Trade receivables, less allowances for doubtful accounts
  ($441 and $449) and discounts ($772 and $783) ............         13,284          14,026
Inventories:
  Finished products ........................................         15,243          16,999
  Materials and products in process ........................         33,286          34,629
                                                                 ----------      ----------
                                                                     48,529          51,628
Deferred income taxes ......................................          7,284           6,985
Prepaid expenses and other current assets ..................          1,985           4,536
                                                                 ----------      ----------
Total Current Assets .......................................        124,554         130,549

Property, Plant, and Equipment
  Land and improvements ....................................          1,801           1,797
  Buildings and improvements ...............................         32,094          30,824
  Machinery and equipment ..................................         94,787          94,841
  Dies and tools ...........................................         27,007          26,270
                                                                 ----------      ----------
                                                                    155,689         153,732
  Allowances for depreciation ..............................       (128,525)       (124,538)
                                                                 ----------      ----------
                                                                     27,164          29,194
Deferred income taxes ......................................          8,248           9,594
Other assets ...............................................         10,047          14,621
                                                                 ----------      ----------
Total Assets ...............................................     $  170,013      $  183,958
                                                                 ==========      ==========

See accompanying notes to consolidated financial statements.



December 31,                                                           2003            2002
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable and accrued expenses ................     $    4,386      $    5,080
Product liability ..........................................          4,000           4,000
Employee compensation and benefits .........................          6,177           7,324
Workers' compensation ......................................          6,057           4,765
Dividends payable ..........................................             --           5,382
Income taxes ...............................................          1,219             882
                                                                 ----------      ----------
Total Current Liabilities ..................................         21,839          27,433

Accrued pension liability ..................................          4,729           6,423
Deferred income taxes ......................................          7,140           5,886
Product liability ..........................................          2,665           6,233

Contingent liabilities(Note 5) .............................             --              --

Stockholders' Equity
Common stock, non-voting, par value $1:
 Authorized shares - 50,000; none issued ...................             --              --
Common stock, par value $1:
 Authorized shares - 40,000,000
 Issued and outstanding shares - 26,910,700 ................         26,911          26,911
Additional paid-in capital .................................          2,508           2,508
Retained earnings ..........................................        112,866         116,649
Accumulated other comprehensive income (loss) ..............         (8,645)         (8,085)
                                                                 ----------      ----------
Total Stockholders' Equity .................................        133,640         137,983
                                                                 ----------      ----------
Total Liabilities and Stockholders' Equity .................     $  170,013      $  183,958
                                                                 ==========      ==========

Consolidated Statements of Income
(In thousands, except per share data)



Year ended December 31,                                      2003           2002           2001
Net firearms sales ...............................     $  130,558     $  139,762     $  147,622
Net castings sales ...............................         17,359         21,825         26,708
                                                       ----------     ----------     ----------
Total net sales ..................................        147,917        161,587        174,330

Cost of products sold ............................        113,189        125,376        134,449
                                                       ----------     ----------     ----------
Gross profit .....................................         34,728         36,211         39,881
Expenses:
 Selling .........................................         15,189         14,777         14,473
 General and administrative ......................          5,827          5,885          6,392
 Impairment of long-lived assets .................             --          3,311             --
                                                       ----------     ----------     ----------
                                                           21,016         23,973         20,865
                                                       ----------     ----------     ----------
Operating profit .................................         13,712         12,238         19,016

Gain on sale of real estate ......................          5,922             --             --
Other income-net .................................          1,007          1,897          3,183
                                                       ----------     ----------     ----------
Total other income ...............................          6,929          1,897          3,183
                                                       ----------     ----------     ----------
Income before income taxes .......................         20,641         14,135         22,199

Income taxes .....................................          8,277          5,668          8,702
                                                       ----------     ----------     ----------
Net Income .......................................     $   12,364     $    8,467     $   13,497
                                                       ==========     ==========     ==========
Basic and Diluted Earnings Per Share .............     $     0.46     $     0.31     $     0.50
                                                       ==========     ==========     ==========
Cash Dividends Per Share .........................     $     0.80     $     0.80     $     0.80
                                                       ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(Dollars in thousands)


                                                                                                     Accumulated
                                                                       Additional                          Other
                                                           Common         Paid-In        Retained  Comprehensive
                                                            Stock         Capital        Earnings   Income (loss)          Total
                                                       ----------      ----------      ----------  -------------      ----------
Balance at December 31, 2000 .....................     $   26,911      $    2,434      $  143,125     $     (112)     $  172,358
  Net income .....................................                                         13,497                         13,497
  Additional minimum pension liability,
    net of deferred taxes of $29 .................                                                           (44)            (44)
                                                                                                                      ----------
  Comprehensive income ...........................                                                                        13,453
  Stock options compensation .....................                             58                                             58
  Cash dividends declared and paid ...............                                        (21,529)                       (21,529)
                                                       ----------      ----------      ----------     ----------      ----------
Balance at December 31, 2001 .....................         26,911           2,492         135,093           (156)        164,340
  Net income .....................................                                          8,467                          8,467
  Additional minimum pension liability,
    net of deferred taxes of $5,287 ..............                                                        (7,929)         (7,929)
                                                                                                                      ----------
  Comprehensive income ...........................                                                                           538
                                                                                                                      ----------
  Stock options compensation .....................                             16                                             16
  Cash dividends declared and paid ...............                                        (21,529)                       (21,529)
  Unpaid dividends declared ......................                                         (5,382)                        (5,382)
                                                       ----------      ----------      ----------     ----------      ----------
Balance at December 31, 2002 .....................         26,911           2,508         116,649         (8,085)        137,983
  Net income .....................................                                         12,364                         12,364
  Additional minimum pension liability,
    net of deferred taxes of $373 ................                                                          (560)           (560)
                                                                                                                      ----------
 Comprehensive income ............................                                                                        11,804
                                                                                                                      ----------
 Cash dividends declared and paid ................                                        (16,147)                       (16,147)
                                                       ----------      ----------      ----------     ----------      ----------
BALANCE AT DECEMBER 31, 2003 .....................     $   26,911      $    2,508      $  112,866     $   (8,645)     $  133,640
                                                       ----------      ----------      ----------     ----------      ----------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)


Year ended December 31,                                                     2003            2002            2001
OPERATING ACTIVITIES
  Net income ....................................................     $   12,364      $    8,467      $   13,497
  Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation ..............................................          5,923           7,490           8,151
      Impairment of long-lived assets - .........................             --           3,311              --
      Gain on sale of real estate ...............................         (5,922)           (209)             --
      Deferred income taxes .....................................          2,674           1,533           1,302
      Changes in operating assets and liabilities:
        Trade receivables .......................................            742           1,095            (767)
        Inventories .............................................          3,099          (1,835)          1,571
        Trade accounts payable and accrued expenses .............           (549)         (1,813)          1,038
        Product liability .......................................         (3,568)         (2,229)         (3,846)
        Prepaid expenses, other assets, and other liabilities ...           (386)         (6,048)          2,843
        Income taxes ............................................            337             178            (808)
                                                                      ----------      ----------      ----------
      Cash provided by operating activities .....................         14,714           9,940          22,981

INVESTING ACTIVITIES
  Property, plant, and equipment additions                                (3,996)         (3,155)         (3,605)
  Purchases of short-term investments ...........................       (148,620)       (145,392)       (165,183)
  Proceeds from sales or maturities of
    short-term investments ......................................        148,370         159,574         167,101
  Net proceeds from sale of real estate .........................         10,909             322              --
                                                                      ----------      ----------      ----------
      Cash provided (used) by investing activities ..............          6,663          11,349          (1,687)

FINANCING ACTIVITIES
  Dividends paid ................................................        (21,529)        (21,529)        (21,529)
                                                                      ----------      ----------      ----------
      Cash used by financing activities .........................        (21,529)        (21,529)        (21,529)
                                                                      ----------      ----------      ----------
Decrease in cash and cash equivalents ...........................           (152)           (240)           (235)
Cash and cash equivalents at beginning of year ..................          3,598           3,838           4,073
                                                                      ----------      ----------      ----------
Cash and Cash Equivalents at End of Year ........................     $    3,446      $    3,598      $    3,838
                                                                      ==========      ==========      ==========

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

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year balances may have been reclassified to conform with current year presentation.

REVENUE RECOGNITION

    Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, upon the shipment of products.

CASH EQUIVALENTS

    The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

    Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury instruments, all maturing within one year. The income from short-term investments is included in other income-net. The Company intends to hold these investments until maturity.

INVENTORIES

    Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $49.4 million and $47.2 million at December 31, 2003 and 2002, respectively. During 2003, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $0.2 million.

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

    In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The Company adopted SFAS No. 144 on January 1, 2002.

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

ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2003, 2002, and 2001 were $2.3 million, $2.2 million, and $2.1 million, respectively.

SHIPPING COSTS

    Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.7 million, $1.6 million, and $1.6 million in 2003, 2002, and 2001, respectively.

STOCK OPTIONS

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


                                                                       2003            2002            2001
                                                                 ----------      ----------      ----------
Net Income
     As reported ...........................................     $   12,364      $    8,467      $   13,497
Add: Recognized stock-based employee compensation,
     net of tax ............................................             --              10              35
Deduct: Employee compensation expense determined under
     fair value method, net tax ............................           (387)           (387)           (366)
                                                                 ----------      ----------      ----------
     Pro forma .............................................     $   11,977      $    8,090      $   13,166
                                                                 ==========      ==========      ==========
Earnings per share (basic and diluted):
     As reported ...........................................     $     0.46      $     0.31      $     0.50
     Pro forma .............................................     $     0.44      $     0.30      $     0.49
                                                                 ==========      ==========      ==========

EARNINGS PER SHARE

    Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2003, 2002, and 2001. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,919,400 in 2003, 27,002,200 in 2002, and 26,922,800 in 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

    The Company is not aware of any recent accounting pronouncements that are expected to have a material effect on its financial position or financial results.

2. INCOME TAXES

    The Federal and state income tax provision consisted of the following (in thousands):



Year ended December 31,             2003                         2002                          2001
                         -------------------------     -------------------------     -------------------------
                           CURRENT       DEFERRED        Current       Deferred        Current       Deferred
                         ----------     ----------     ----------     ----------     ----------     ----------
Federal ............     $    4,286     $    2,286     $    3,190     $    1,303     $    6,009     $    1,072
State ..............          1,317            388            945            230          1,391            230
                         ----------     ----------     ----------     ----------     ----------     ----------
                         $    5,603     $    2,674     $    4,135     $    1,533     $    7,400     $    1,302
                         ==========     ==========     ==========     ==========     ==========     ==========

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

Notes to Consolidated Financial Statements
(Continued)


December 31,                                                           2003           2002
------------                                                     ----------     ----------
Deferred tax assets:
  Product liability ........................................     $    2,673     $    4,103
  Employee compensation and benefits .......................          4,025          3,553
  Allowances for doubtful accounts and discounts ...........            677            887
  Inventories ..............................................          1,248          1,109
  Additional minimum pension liability .....................          5,764          5,391
  Other ....................................................          1,145          1,536
                                                                 ----------     ----------
Total deferred tax assets ..................................         15,532         16,579
                                                                 ----------     ----------
Deferred tax liabilities:
  Depreciation .............................................          1,416          1,428
  Pension plans ............................................          5,724          4,458
                                                                 ----------     ----------
Total deferred tax liabilities .............................          7,140          5,886
                                                                 ----------     ----------
Net deferred tax assets ....................................     $    8,392     $   10,693
                                                                 ==========     ==========


    In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension Plan Costs," changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to other comprehensive income.

    The effective income tax rate varied from the statutory Federal income tax rate as follows:


Year ended December 31,                                     2003            2002            2001
-----------------------                                     ----            ----            ----
Statutory Federal income tax rate ................          35.0%           35.0%           35.0%
State income taxes, net of Federal tax benefit ...           5.4             5.4             4.7
Other items ......................................          (0.3)           (0.3)           (0.5)
                                                            ----            ----            ----
Effective income tax rate ........................          40.1%           40.1%           39.2%
                                                            ====            ====            ====


    The Company made income tax payments of approximately $2.8 million, $6.4 million, and $4.7 million during 2003, 2002, and 2001, respectively.

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

    The cost of these defined benefit plans and the balances of plan assets and obligations are shown below (in thousands).


Change in Benefit Obligation                                 2003             2002
----------------------------                           ----------       ----------
Benefit obligation
 at January 1 ....................................     $   47,788       $   41,370
Service cost .....................................          1,507            1,414
Interest cost ....................................          3,011            2,879
Actuarial loss ...................................          3,033            3,807
Benefits paid ....................................         (1,741)          (1,682)
                                                       ----------       ----------
Benefit obligation
 at December 31 ..................................         53,598           47,788
                                                       ----------       ----------
Change in Plan Assets
---------------------                                  ----------       ----------
Fair value of plan assets
 at January 1 ....................................         38,806           36,723
Actual return on plan assets .....................          4,549             (721)
Employer contributions ...........................          4,826            4,486
Benefits paid ....................................         (1,741)          (1,682)
                                                       ----------       ----------
Fair value of plan assets
 at December 31 ..................................         46,440           38,806
                                                       ----------       ----------
Funded status ....................................         (7,158)          (8,982)
Unrecognized net actuarial loss ..................         16,679           15,734
Unrecognized prior
 service cost ....................................          2,063            2,629
Unrecognized transition
 obligation ......................................             22               33
                                                       ----------       ----------
Net amount recognized ............................     $   11,606       $    9,414
                                                       ==========       ==========


Weighted Average Assumptions for
the year ended December 31,                                  2003             2002
--------------------------------                             ----             ----
Discount rate ....................................            6.5%             7.0%
Expected long-term return on
 plan assets .....................................            8.0%             8.0%
Rate of compensation increases ...................            5.0%             5.0%
                                                             ----             ----


Components of Net Periodic
Pension Cost
--------------------------                             ----------       ----------
Service cost .....................................     $    1,507       $    1,414
Interest cost ....................................          3,011            2,879
Expected return
 on assets .......................................         (3,231)          (3,344)
Amortization of unrecognized
 transition asset ................................             11             (121)
Recognized gains .................................            770              329
Prior service cost recognized ....................            566              600
                                                       ----------       ----------
Net periodic pension cost ........................     $    2,634       $    1,757
                                                       ==========       ==========


Amounts Recognized on the
Balance Sheet                                                     2003             2002
-------------------------                                   ----------       ----------
Accrued benefit liability .............................     $   (4,729)      $   (6,423)
Intangible asset ......................................          1,926            2,361
Accumulated other
 comprehensive income .................................          8,645            8,085
Deferred tax asset ....................................          5,764            5,391
                                                            ----------       ----------
                                                            $   11,606       $    9,414
                                                            ==========       ==========



Weighted Average
Assumptions as of December 31,
------------------------------                              ----------       ----------
Discount rate .........................................           6.00%            6.50%
Rate of compensation increases ........................           5.00%            5.00%
                                                            ==========       ==========



Information for Pension Plans with an
Accumulated Benefit Obligation in
excess of plan assets (in millions)                               2003             2002
-------------------------------------                       ----------       ----------
Projected benefit obligation ..........................     $   53,598       $   47,788
Accumulated benefit obligation ........................         51,169           45,229
Fair value of plan assets .............................     $   46,440       $   38,806
                                                            ----------       ----------


Pension Weighted Average Asset
 Allocations as of December 31,
-------------------------------                             ----------       ----------
Debt securities                                                     70%              68%
Equity securities .....................................             27%              28%
Money market funds ....................................              3%               4%
                                                            ----------       ----------
                                                                   100%             100%
                                                            ==========       ==========

    The accumulated benefit obligation for all the defined benefit pension plans was $51.2 million and $45.2 million as of December 31, 2003 and 2002, respectively. Intangible assets are included in other assets in the consolidated balance sheet.

    The measurement dates of the assets and liabilities of all plans presented for 2003 and 2002 were December 31, 2003 and December 31, 2002, respectively.

    The Company expects to contribute $2.5 million in the form of cash payments to its pension plans in 2004. None of this contribution is required by funding regulations or laws. The investment objective is to produce income and long-term appreciation through a target asset allocation of 75% debt securities and other fixed income investments including cash and short-term instruments, and 25% of equity investments, to provide for the current and future benefit payments of the plans. The pension plans are not invested in the common stock of the Company.

    The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.

    The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.5 million, $1.6 million, and $1.5 million in 2003, 2002, and 2001, respectively.

    In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs," the Company recorded an additional minimum pension liability which decreased comprehensive income by $0.6 million, $7.9 million, and $44,000 in 2003, 2002, and 2001, respectively.

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

Notes to Consolidated Financial Statements
(Continued)



The following table summarizes the activity of the Plans:


                                                                                Weighted Average
                                                                     Shares       Exercise Price
                                                                  ---------     ----------------
Outstanding at December 31, 2000 ...........................      1,370,000           $    11.94
 Granted ...................................................        220,000                 9.99
 Exercised .................................................             --                   --
 Canceled ..................................................       (100,000)               11.94
                                                                  ---------           ----------
Outstanding at December 31, 2001 ...........................      1,490,000                11.65
 Granted ...................................................             --                   --
 Exercised .................................................             --                   --
 Canceled ..................................................       (160,000)               11.94
                                                                  ---------           ----------
Outstanding at December 31, 2002 ...........................      1,330,000                11.62
 Granted ...................................................             --                   --
 Exercised .................................................             --                   --
 Canceled ..................................................       (235,000)               11.94
                                                                  ---------           ----------
Outstanding at December 31, 2003 ...........................      1,095,000           $    11.55
                                                                  =========           ==========

    There were 1,023,000 exercisable options at December 31, 2003, with a weighted average exercise price of $11.65 and an average contractual life remaining of 5.3 years. At December 31, 2003, an aggregate of 1,105,000 shares remain available for grant under the Plans.

    The weighted average fair value of options granted under the Plans was estimated at $1.86 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2001: dividend yield of 8.0%, expected volatility of 34.3%, risk free rate of return of 2.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

    The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2003, 502,000 shares of Common Stock were reserved for future awards.

5. CONTINGENT LIABILITIES

    As of December 31, 2003, the Company is a defendant in approximately 21 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:

    (i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and

    (ii) Those brought by cities, municipalities, counties, associations, individuals and one state Attorney General against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence... In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

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

    A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $436 million and $837 million at December 31, 2003 and 2002, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

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

6. ASSET IMPAIRMENT CHARGES

    In 2002 the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment. As a result of the significant reduction in sales and substantial losses incurred by this segment, in the fourth quarter of 2002 the Company evaluated the recoverability of certain assets and wrote off $1.0 million of a building and $2.3 million of machinery and equipment. The Company was required to reduce the carrying value of the assets to fair value and recognized asset impairment charges, because the carrying value of the affected assets exceeded the projected future undiscounted cash flows. The fair value of the building was based on available market data and the fair value of the machinery and equipment was based on estimated discounted cash flows from the assets.

    A similar evaluation of the recoverability of other certain assets in the investment castings segment was performed in the fourth quarter of 2003. This evaluation did not result in the recognition of an asset impairment charge.

7. RELATED PARTY TRANSACTIONS

    In 2003, 2002, and 2001, the Company paid Newport Mills, of which William B. Ruger, Jr., Chairman and Chief Executive Officer of the Company, is the sole proprietor, $243,000, $222,750, and $263,250, respectively, for storage rental and office space. On July 17, 2003, the Company sold two automobiles to Mr. Ruger, Jr. for $60,000.

8. OPERATING SEGMENT INFORMATION

    The Company has two reportable operating segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment consists of two operating divisions which manufacture and sell titanium and steel investment castings.

    Corporate segment income relates to interest income on short-term investments, the sale of non-operating assets, and other non-operating activities. Corporate segment assets consist of cash and short-term investments and other non-operating assets.

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

    Revenues from one customer in the firearms segment totaled $24.8 million, $24.0 million and $30.4 million in 2003, 2002, and 2001, respectively. Revenues from an additional customer in the firearms segment totaled $15.5 million in 2003. Revenues from a third customer in the firearms segment totaled $20.1 million in 2001.

Notes to Consolidated Financial Statements
(Continued)


Year ended December 31, (in thousands)                  2003            2002            2001
                                                  ----------      ----------      ----------
Net Sales
  Firearms ..................................     $  130,558      $  139,762      $  147,622
  Castings
    Unaffiliated ............................         17,359          21,825          26,708
    Intersegment ............................         15,653          17,679          27,282
                                                  ----------      ----------      ----------
                                                      33,012          39,504          53,990
  Eliminations ..............................        (15,653)        (17,679)        (27,282)
                                                  ----------      ----------      ----------
                                                  $  147,917      $  161,587      $  174,330
                                                  ==========      ==========      ==========
Income (Loss) Before Income Taxes
  Firearms ..................................     $   18,392      $   23,673      $   22,800
  Castings ..................................         (4,439)        (11,230)         (3,473)
  Corporate .................................          6,688           1,692           2,872
                                                  ----------      ----------      ----------
                                                  $   20,641      $   14,135      $   22,199
                                                  ==========      ==========      ==========
Identifiable Assets
  Firearms ..................................     $   72,600      $   79,301      $   78,774
  Castings ..................................         17,939          19,394          27,351
  Corporate .................................         79,474          85,263          98,588
                                                  ----------      ----------      ----------
                                                  $  170,013      $  183,958      $  204,713
                                                  ==========      ==========      ==========
Depreciation
  Firearms ..................................     $    3,301      $    3,448      $    3,395
  Castings ..................................          2,622           4,042           4,756
                                                  ----------      ----------      ----------
                                                  $    5,923      $    7,490      $    8,151
                                                  ==========      ==========      ==========
Capital Expenditures
  Firearms ..................................     $    3,215      $    2,767      $    2,073
  Castings ..................................            781             388           1,532
                                                  ----------      ----------      ----------
                                                  $    3,996      $    3,155      $    3,605
                                                  ==========      ==========      ==========

9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2003 (in thousands, except per share data):


                                                                THREE MONTHS ENDED
                                             -------------------------------------------------------
                                               3/31/03        6/30/03        9/30/03       12/31/03
                                             ----------     ----------     ----------     ----------
NET SALES ..............................     $   41,132     $   31,801     $   36,820     $   38,164
GROSS PROFIT ...........................         12,437          6,507          5,718         10,066
NET INCOME .............................          4,527          1,035          3,852          2,950
BASIC AND DILUTED EARNINGS PER SHARE ...     $     0.17     $     0.04     $     0.14     $     0.11



                                                                        Three Months Ended
                                                       --------------------------------------------------------
                                                        3/31/02         6/30/02        9/30/02        12/31/02
                                                       ----------     ----------     ----------      ----------
Net sales ........................................     $   48,440     $   39,784     $   38,040      $   35,323
Gross profit .....................................         12,280          9,945          6,925           7,061
Net income (loss) ................................          4,532          2,905          1,360            (330)
Basic and diluted earnings (loss) per share ......     $     0.17     $     0.11     $     0.05      $    (0.02)

Report of Independent Auditors

(KPMG LOGO)

           Stamford Square
           3001 Summer Street
           Stamford, CT 06905

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Sturm, Ruger & Company, Inc:

We have audited the accompanying consolidated balance sheets of Sturm, Ruger & Company, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP



February 6, 2004







       KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Stockholder Information

COMMON STOCK DATA

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2004, the Company had 2,033 stockholders of record.

                                                                     (RGR LISTED
                                                                      NYSE LOGO)

    The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.




                                                                                      DIVIDENDS
                                                                 HIGH          LOW    PER SHARE
                                                             --------     --------    ---------
2003:
 FIRST QUARTER .........................................     $  11.20     $   8.76     $    .20
 SECOND QUARTER ........................................        10.29         8.24          .20
 THIRD QUARTER .........................................        11.97        10.06          .20
 FOURTH QUARTER ........................................        11.75        10.40          .20

2002:

 First Quarter .........................................     $  13.40     $  11.40     $    .20
 Second Quarter ........................................        14.80        12.15          .20
 Third Quarter .........................................        14.24        10.75          .20
 Fourth Quarter ........................................        12.90         8.96          .20

      CORPORATE GOVERNANCE INFORMATION

Our Corporate Code of Business Conduct and Ethics, Corporate Board Governance Guidelines, and charters for our Nominating and Corporate Governance, Audit, and Compensation Committees are posted on our Stockholder Relations section of our corporate website at www.ruger.com. Simply click on "Corporate Governance Documents." Written copies may also be obtained by telephoning our Corporate Secretary's office at 203-259-7843, or by written request to the Corporate Headquarters at One Lacey Place, Southport, CT 06890.

    Shareholders, employees, or other persons wishing to anonymously report to the Board of Directors' Audit Committee any suspected accounting irregularities, auditing fraud, violations of our corporate Compliance Program, or violations of the Company's Code of Business Conduct and Ethics, may do so by telephoning 1-800-826-6762. This service is independently monitored 24 hours a day, 7 days a week.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 4, 2004 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30am.

PRINCIPAL BANKS

Fleet Bank, Southport, Connecticut
Lake Sunapee Savings Bank, Newport,
  New Hampshire
Sugar River Savings Bank, Newport,
  New Hampshire
Bank One, Arizona, NA, Prescott,
  Arizona

INDEPENDENT AUDITORS

KPMG LLP, Stamford, Connecticut

TRANSFER AGENT

Computershare Investor Services, L.L.C.
Attention: Shareholder Communications
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-5190
www.computershare.com


CORPORATE ADDRESS

To correspond with the Company or to request a copy of the Annual Report on Form 10-K for 2003 free of charge, please visit our website www.ruger.com or write to:

  CORPORATE SECRETARY
  STURM, RUGER & COMPANY, INC.
  ONE LACEY PLACE
  SOUTHPORT, CONNECTICUT 06890
  TELEPHONE: 203-259-7843
  FAX: 203-256-3367

FACILITIES

All Ruger firearms and investment castings are proudly designed and manufactured by American workers at Ruger facilities in Newport, New Hampshire and Prescott, Arizona. Corporate Headquarters is located in Southport, Connecticut U.S.A.

DIRECTORS

WILLIAM B. RUGER, JR.
Chairman

STEPHEN L. SANETTI
Vice Chairman

RICHARD T. CUNNIFF*
Vice Chairman
Ruane, Cunniff & Co., Inc.**

TOWNSEND HORNOR*+
Corporate Director

PAUL X. KELLEY*+
Partner of J.F. Lehman
& Company**

JOHN M. KINGSLEY, JR.
Corporate Director

JAMES E. SERVICE**+
Consultant
Director




OFFICERS

WILLIAM B. RUGER, JR.
Chief Executive Officer

STEPHEN L. SANETTI
President and
Chief Operating Officer

THOMAS A. DINEEN
Treasurer and
Chief Financial Officer

LESLIE M. GASPER
Corporate Secretary

 *  Audit Committee Member

**  Compensation Committee Member

 +  Nominating and Corporate
    Governance Committee Member

                                      -24-