Form 10-K, Exhibit 13
period 2004-12-31
STURM RUGER & CO INC
filed 2005-03-15
CIK 95029

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis of
Financial Condition and Results of Operations

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

     Because many of the Company's competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to other companies or specific current industry trends. Instead, the Company measures itself against its own historical results.

     The Company does not consider its overall firearms business to be predictably seasonal; however, sales of certain models of firearms are usually lower in the third quarter of the year.

RESULTS OF OPERATIONS

Year ended December 31, 2004, as compared to year ended December 31, 2003

     Net sales of $145.6 million were achieved by the Company in 2004 representing a decrease of $2.3 million or 1.6% from net sales of $147.9 million in 2003.

     Firearms segment net sales decreased by $5.7 million or 4.4% to $124.9 million in 2004 from $130.6 million in the prior year. Firearms unit shipments for 2004 decreased 8.0% from 2003, as shipments of revolvers and pistols declined sharply. Shipments during the latter half of 2003, especially the fourth quarter, improved due in large part to the introduction of several new product offerings. A modest price increase and a change in mix from lower priced products to higher priced products resulted in the lesser decline in sales versus unit shipments. In 2003, revolver shipments benefited from the popularity of the new Single Six revolver in the .17 HMR caliber and the 50th Anniversary Ruger New Model Single Six revolver, which was available only in 2003. Similarly, pistol shipments in 2003 reflected strong demand for the MK4NRA, a ..22 caliber pistol commemorating William B. Ruger, the Company's founder.

     In 2004, the Company offered a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2003.

     Casting segment net sales increased 19.0% to $20.7 million in 2004 from $17.4 million in 2003 as a result of higher unit volume. Increased sales were generated from existing customers as well as several new customers in 2004, in a variety of industries. Much of the increase in sales relates to investment castings sold to other firearms manufacturers.

     Cost of products sold for 2004 was $116.6 million compared to $113.2 million in 2003, representing an increase of 3.0%. This increase of $3.4 million was primarily attributable to increased production costs in the castings segment, increased unitary overhead expenses resulting from a reduction in production volume, and a charge related to certain firearms inventory, partially offset by decreased product liability costs. The Company incurred an expense of $1.9 million for the relocation of two titanium furnaces from its Arizona foundry to New Hampshire. The furnace relocation is nearly complete. In addition, the Company will incur further costs for the development of an additional foundry in New Hampshire in 2005.

     Gross profit as a percentage of net sales decreased to 19.9% in 2004 from 23.5% in 2003. This deterioration was caused by less efficient firearms production due to increased unitary overhead expenses resulting from lower rates of production, discounts offered on discontinued firearm models, increased production costs in the castings segment, and the aforementioned relocation expenses related to the two titanium furnaces, partially offset by decreased product liability expenses.

     Selling, general and administrative expenses increased 9.0% to $22.9 million in 2004 from $21.0 million in 2003 due primarily to additional firearms promotional and advertising expenses as well as increased personnel related expenses.

     Total other income decreased from $6.9 million in 2003 to $1.0 million in 2004. Included in total other income in 2003 was the pretax gain of $5.9 million from the sale of certain non-manufacturing real estate in Arizona, known as the Single Six Ranch. Included in total other income in 2004 was a $0.9 million gain from the sale of the property and building that housed the Company's Uni-Cast division prior to its sale in 2000, offset by non-manufacturing costs related to a New Hampshire facility acquired in 2003.

     The effective income tax rate of 40.1 % remained consistent in 2004 and 2003.

     As a result of the foregoing factors, consolidated net income in 2004 decreased to $4.3 million from $12.4 million in 2003, representing a decrease of $8.1 million or 65.3%.

(STURM, RUGER & COMPANY, INC. LOGO)

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Continued)

RESULTS OF OPERATIONS

Year ended December 31, 2003, as compared to year ended December 31, 2002

     Net sales of $147.9 million were achieved by the Company in 2003 representing a decrease of $13.7 million or 8.5% from net sales of $161.6 million in 2002.

     Firearms segment net sales decreased by $9.2 million or 6.6% to $130.6 million in 2003 from $139.8 million in the prior year. Firearms unit shipments for 2003 decreased 2.4% from 2002, as shipments of all product families declined significantly in the first half of the year. Shipments during the latter half of 2003, especially the fourth quarter, improved due in large part to the introduction of several new product offerings. Revolver shipments benefited from the popularity of the new Single Six revolver in the .17 HMR caliber and the 50th Anniversary Ruger New Model Single Six revolver. Pistol shipments reflected strong demand for the MK4NRA, a .22 caliber pistol commemorating William B. Ruger, the Company's founder, and rifle shipments benefited from the popularity of the Ruger 40th Anniversary 10/22 Carbine. However, a change in mix from higher priced products to lower priced products resulted in the further decline in sales versus unit shipments.

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

     Casting segment net sales decreased 20.5% to $17.4 million in 2003 from $21.8 million in 2002 as a result of lower unit volume. Shipments of titanium golf clubheads to Karsten Manufacturing Corporation decreased $7.4 million in 2003 compared to 2002.

     Cost of products sold for 2003 was $113.2 million compared to $125.4 million in 2002, representing a decrease of 9.7%. This decrease of $12.2 million was primarily attributable to decreased sales in both the firearms and investment castings segments and decreased product liability expenses, partially offset by a charge related to certain obsolete firearms inventory.

     Gross profit as a percentage of net sales increased to 23.5% in 2003 from 22.4% in 2002. This improvement is due to improved margins in the castings segment compared to 2002 and decreased product liability costs partially offset by decreased sales in both segments and an unfavorable adjustment in the firearms segment for a charge related to certain obsolete firearms inventory.

     Selling, general and administrative expenses increased 1.7% to $21.0 million in 2003 from $20.7 million in 2002 due primarily to royalties paid to the NRA Foundation related to shipments of the MK4NRA commemorative pistol, as well as increased national advertising expenditures.

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

     The effective income tax rate of 40.1 % remained consistent in 2003 and 2002.

     As a result of the foregoing factors, net income in 2003 increased to $12.4 million from $8.5 million in 2002, representing an increase of $3.9 million or 46.0%.

FINANCIAL CONDITION

Operations

     At December 31, 2004, the Company had cash, cash equivalents and short-term investments of $33.3 million, working capital of $90.4 million and a current ratio of 5.7 to 1.

     Cash provided by operating activities was $1.3 million, $14.7 million, and $9.9 million in 2004, 2003, and 2002, respectively. The decrease in cash provided in 2004 is principally the result of a reduction in net income and increases in trade receivables, prepaid expenses and other assets, and inventories compared with reductions in trade receivables, prepaid expenses and other assets, and inventories in 2003. The fluctuations in prepaid and other assets reflects a prepaid income tax asset at December 31, 2004, and the increase in trade receivables in 2004 is attributable to anticipated timing of certain customer payments, and the increase in inventories in 2004 resulted from decreased firearm sales.

     Until November 30, 2004, the Company followed a common industry practice of offering a "dating plan" to its firearms customers on selected products, which allowed the customer to buy the products commencing in December, the start of the Company's marketing year, and pay for them on extended terms. Discounts were offered for early payment. The dating plan provided a revolving payment plan under which payments for all shipments made during the period December through February were made by April 30. Shipments made in subsequent months were paid for within a maximum of 120 days. On December 1, 2004, the Company modified the payment terms on these selected products whereby payment is now due 45 days after shipment. Discounts are offered for early payment. Dating plan receivable balances were $6.3 million and $8.8 million at December 31, 2004 and 2003, respectively.

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

     In conjunction with the sale of its Uni-Cast division in June 2000, the Company extended credit to the purchaser in the form of a note and a line of credit, both of which are collateralized by certain of the assets of Uni-Cast. In July 2002, the Company established an additional collateralized line of credit for the purchaser and, as of December 31, 2004, the total amount due from the purchaser was $1.4 million, which is scheduled to be paid in 2005. The Company purchases aluminum castings used in the manufacture of certain models of pistols exclusively from Uni-Cast.

Investing and Financing

     Capital expenditures during the past three years averaged $4.7 million per year. In 2005, the Company expects to spend approximately $8 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.

     In 2004 the Company paid dividends of $16.1 million. This amount reflects a quarterly dividend of $.20 per share paid in March and June 2004, and a quarterly dividend of $0.10 per share paid in September and December 2004. On January 24, 2005, the Company declared a quarterly dividend of $.10 per share payable on March 15, 2005. Future dividends depend on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company's need for funds.

     Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate a need for significant external financing in 2005.

CONTRACTUAL OBLIGATIONS

     The following table summarizes the Company's significant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company's balance sheet as current liabilities at December 31, 2004.

     "Purchase Obligations" as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company's purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also

                                                                   PAYMENT DUE BY PERIOD (IN THOUSANDS)
                                                  ----------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                            TOTAL    LESS THAN 1 YEAR   1-3 YEARS   3-5 YEARS   MORE THAN 5 YEARS
-----------------------                           -------   ----------------   ---------   ---------   -----------------
Long-Term Debt Obligations                             --            --           --           --              --
Capital Lease Obligations                              --            --           --           --              --
Operating Lease Obligations                            --            --           --           --              --
Purchase Obligations                              $18,627       $18,299         $328           --              --
Other Long-Term Liabilities Reflected
   on the Registrant's Balance Sheet under GAAP        --            --           --           --              --
                                                  -------       -------         ----          ---             ---
TOTAL                                             $18,627       $18,299         $328           --              --
                                                  =======       =======         ====          ===             ===

(STURM, RUGER & COMPANY, INC. LOGO)

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Continued)

included in "Purchase Obligations" in the table. Certain of the Company's purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-term investments.

     The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

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

     Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" has not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. The "Crime Bill" took effect on September 13, 1994, but none of the Company's products were banned as so-called "assault weapons." To the contrary, all the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

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

     More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

     Of the lawsuits brought by municipalities or a state Attorney General, nineteen have been dismissed. Sixteen of those cases are concluded: Atlanta - dismissal by intermediate Appellate Court, no further appeal; Bridgeport - dismissal affirmed by Connecticut Supreme Court; County of Camden - dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami - dismissal affirmed by intermediate Appellate Court, Florida Supreme Court declined review; New Orleans
- dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia - U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington - dismissed by trial court, no appeal; Boston - voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati - voluntarily withdrawn after a unanimous vote of the City Council; Detroit - dismissed by Michigan Court of Appeals, no appeal; Wayne County - dismissed by Michigan Court of Appeals, no appeal; New York State - Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark - Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden - dismissed on July 7, 2003, not reopened; Jersey City - voluntarily dismissed and not re-filed; and St. Louis - Missouri Supreme Court denied plaintiff's motion to appeal Missouri Appellate Court's affirmance of dismissal.

     The dismissal of the Washington, D.C. lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On October 19, 2004, the D.C. Court of Appeals vacated the court's judgment, which dismissed the city's claim against firearms manufacturers but let stand certain individuals' claims against the manufacturers of firearms allegedly used in criminal assaults against plaintiffs under the Washington, D.C. "Strict Liability Act," subject to proof of causation. The court scheduled a rehearing of the matter en banc by the full Court of Appeals to be heard in 2005.

     On March 7, 2003, the consolidated California Cities case involving nine cities and three counties was dismissed as to all manufacturer defendants, and plaintiffs appealed on June 9, 2003. The dismissal was affirmed by the California Appeals Court on February 10, 2005.

     On November 18, 2004, in the Chicago case, the Illinois Supreme Court affirmed the trial court's dismissal. The court held that plaintiffs failed to state a claim for public nuisance. At the same time the Chicago lawsuit was dismissed, the court also dismissed the previously reported Young lawsuit, in which plaintiffs sued under the same "public nuisance" theory. Plaintiffs in the Chicago lawsuit filed a motion for reconsideration on December 9, 2004, which was denied on January 24, 2005.

     The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Cleveland and New York City are open cases and the New York City case is presently scheduled to begin trial in September, 2005.

     In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

     Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above, and similar federal legislation has been introduced in the U.S. Congress. It passed the House by a 2-to-1 bipartisan majority and had over 54 co-sponsors in the Senate. It was considered by the Senate in February, 2004, but failed to gain final passage after it was encumbered with numerous non-germane amendments. It is uncertain when it may be reconsidered by the new session in Congress.

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

     The valuation of the future defined benefit pension obligations at December 31, 2004 indicated that these plans were underfunded. While this estimation has no bearing on the actual funded status of the pension plans, it results in the recognition of a cumulative other comprehensive loss of $10.3 million and $8.6 million at December 31, 2004 and 2003, respectively.

     The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

     Inflation's effect on the Company's operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis.

(STURM, RUGER & COMPANY, INC. LOGO)

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Continued)

Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus, reduces distortion in reported income. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases our estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates.

     The Company believes the determination of our product liability accrual is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In November, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company has not completed its evaluation of the impact that the adoption of this statement will have on its financial position or results of operations.

     In December, 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

     The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, state attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                  2004        2003
------------                                               ---------   ---------
ASSETS
Current Assets
Cash and cash equivalents ..............................   $   4,841   $    3446
Short-term investments .................................      28,430      50,026
Trade receivables, less allowances for doubtful accounts
   ($373 and $441) and discounts ($555 and $772) .......      16,082      12,814
Inventories:
   Finished products ...................................      13,289      15,243
   Materials and products in process ...................      36,230      33,286
                                                           ---------   ---------
                                                              49,519      48,529
Deferred income taxes ..................................       6,445       7,284
Prepaid expenses and other current assets ..............       4,383       2,455
                                                           ---------   ---------
Total Current Assets ...................................     109,700     124,554

Property, Plant, and Equipment
   Land and improvements ...............................       1,652       1,801
   Buildings and improvements ..........................      31,329      32,094
   Machinery and equipment .............................      99,220      94,787
   Dies and tools ......................................      28,233      27,007
                                                           ---------   ---------
                                                             160,434     155,689
   Allowances for depreciation .........................    (132,860)   (128,525)
                                                           ---------   ---------
                                                              27,574      27,164
Deferred income taxes ..................................       1,178       1,108
Other assets ...........................................       8,489      10,047
                                                           ---------   ---------
Total Assets ...........................................   $ 146,941   $ 162,873
                                                           =========   =========

December 31,                                                  2004       2003
------------                                                --------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable and accrued expenses .............   $  5,281   $  4,386
Product liability .......................................      1,968      4,000
Employee compensation and benefits ......................      5,868      6,177
Workers' compensation ...................................      5,387      6,057
Income taxes ............................................        768      1,219
                                                            --------   --------
Total Current Liabilities ...............................     19,272     21,839

Accrued pension liability ...............................      6,337      4,729
Product liability .......................................      1,164      2,665

Contingent liabilities (Note 5) .........................         --         --

Stockholders' Equity
Common stock, non-voting, par value $1:
   Authorized shares - 50,000; none issued ..............         --         --
Common stock, par value $1:
   Authorized shares - 40,000,000
   Issued and outstanding shares-26,910,700 .............     26,911     26,911
Additional paid-in capital ..............................      2,508      2,508
Retained earnings .......................................    101,024    112,866
Accumulated other comprehensive income (loss) ...........    (10,275)    (8,645)
                                                            --------   --------
Total Stockholders' Equity ..............................    120,168    133,640
                                                            --------   --------
Total Liabilities and Stockholders' Equity ..............   $146,941   $162,873
                                                            ========   ========

See accompanying notes to financial statements

(STURM, RUGER & COMPANY, INC. LOGO)

Statements of Income
(In thousands, except per share data)

Year ended December 31,                             2004       2003       2002
-----------------------                           --------   --------   --------
Net firearms sales ............................   $124,924   $130,558   $139,762
Net castings sales ............................     20,700     17,359     21,825
                                                  --------   --------   --------
Total net sales ...............................    145,624    147,917    161,587

Cost of products sold .........................    116,591    113,189    125,376
                                                  --------   --------   --------
Gross profit ..................................     29,033     34,728     36,211
Expenses:
   Selling ....................................     16,700     15,189     14,777
   General and administrative .................      6,175      5,827      5,885
   Impairment of long-lived assets ............         --         --      3,311
                                                  --------   --------   --------
                                                    22,875     21,016     23,973
                                                  --------   --------   --------
Operating profit ..............................      6,158     13,712     12,238

Gain on sale of real estate ...................        874      5,922         --
Other income-net ..............................        153      1,007      1,897
                                                  --------   --------   --------
Total other income ............................      1,027      6,929      1,897
                                                  --------   --------   --------
Income before income taxes ....................   $  7,185   $ 20,641     14,135

Income taxes ..................................   $  2,881   $  8,277   $  5,668
                                                  --------   --------   --------
Net Income ....................................   $  4,304   $ 12,364   $  8,467
                                                  ========   ========   ========
Basic and Diluted Earnings Per Share ..........   $   0.16   $   0.46   $   0.31
                                                  ========   ========   ========
Cash Dividends Per Share ......................   $   0.60   $   0.80   $   0.80
                                                  ========   ========   ========

See accompanying notes to financial statements.

Statements of Stockholders' Equity
(Dollars in thousands)

                                                                                Accumulated
                                                       Additional                  Other
                                              Common     Paid-in    Retained   Comprehensive
                                              Stock      Capital    Earnings   Income (loss)     Total
                                             -------   ----------   --------   -------------   --------
Balance at December 31, 2001 .............   $26,911     $2,492     $135,093     $   (156)     $164,340
   Net income ............................                             8,467                      8,467
   Additional minimum pension liability,
      net of deferred taxes of $5,287 ....                                         (7,929)       (7,929)
                                                                                               --------
   Comprehensive income ..................                                                          538
                                                                                               --------
   Stock options compensation ............                   16                                      16
   Cash dividends declared and paid ......                           (21,529)                   (21,529)
   Unpaid dividends declared .............                            (5,382)                    (5,382)
                                             -------     ------     --------     --------      --------
Balance at December 31, 2002 .............    26,911      2,508      116,649       (8,085)      137,983
   Net income ............................                            12,364                     12,364
   Additional minimum pension liability,
      net of deferred taxes of $373 ......                                           (560)         (560)
                                                                                               --------
   Comprehensive income ..................                                                       11,804
                                                                                               --------
   Cash dividends declared and paid ......                           (16,147)                   (16,147)
                                             -------     ------     --------     --------      --------
Balance at December 31, 2003 .............    26,911      2,508      112,866       (8,645)      133,640
   Net income ............................                             4,304                      4,304
   Additional minimum pension liability,
      net of deferred taxes of $1,086 ....                                         (1,630)       (1,630)
                                                                                               --------
   Comprehensive income ..................                                                        2,674
                                                                                               --------
   Cash dividends declared and paid ......                           (16,146)                   (16,146)
                                             -------     ------     --------     --------      --------
BALANCE AT DECEMBER 31, 2004 .............   $26,911     $2,508     $101,024     $(10,275)     $120,168
                                             =======     ======     ========     ========      ========

See accompanying notes to financial statements.

Statements of Cash Flows
(In thousands)

Year ended December 31,                                        2004        2003        2002
-----------------------                                     ---------   ---------   ---------
OPERATING ACTIVITIES
   Net income ...........................................   $   4,304   $  12,364   $   8,467
   Adjustments to reconcile net income to cash
      provided by operating activities:
      Depreciation ......................................       5,827       5,923       7,490
      Impairment of long-lived assets ...................          --          --       3,311
      Gain on sale of real estate .......................        (874)     (5,922)       (209)
      Deferred income taxes .............................       1,855       2,674       1,533
      Changes in operating assets and liabilities:
         Trade receivables ..............................      (3,268)        742       1,095
         Inventories ....................................        (990)      3,099      (1,835)
         Trade accounts payable and other liabilities ...         (80)       (549)     (1,443)
         Product liability ..............................      (3,533)     (3,568)     (2,229)
         Prepaid expenses and other assets ..............      (1,479)       (386)     (6,418)
         Income taxes ...................................        (451)        337         178
                                                            ---------   ---------   ---------
      Cash provided by operating activities .............       1,311      14,714       9,940

INVESTING ACTIVITIES
   Property, plant, and equipment additions .............      (6,945)     (3,996)     (3,155)
   Purchases of short-term investments ..................    (123,098)   (148,620)   (145,392)
   Proceeds from sales or maturities of
      short-term investments ............................     144,693     148,370     159,574
   Net proceeds from sale of real estate ................       1,580      10,909         322
                                                            ---------   ---------   ---------
      Cash provided by investing activities .............      16,230       6,663      11,349

FINANCING ACTIVITIES
   Dividends paid .......................................     (16,146)    (21,529)    (21,529)
                                                            ---------   ---------   ---------
      Cash used by financing activities .................     (16,146)    (21,529)    (21,529)
                                                            ---------   ---------   ---------

Increase (Decrease) in cash and cash equivalents ........       1,395        (152)       (240)
Cash and cash equivalents at beginning of year ..........       3,446       3,598       3,838
                                                            ---------   ---------   ---------
Cash and Cash Equivalents at End of Year ................   $   4,841   $   3,446   $   3,598
                                                            =========   =========   =========

See accompanying notes to financial statements.

(STURM, RUGER & COMPANY, INC. LOGO)

Notes to Financial Statements

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

PRINCIPLES OF CONSOLIDATION

     The financial statements have been prepared from the Company's books and records and include all of the Company's accounts. All significant intercompany accounts and transactions have been eliminated. During 2003, two subsidiaries of the Company were merged into the Company. Certain prior year balances may have been reclassified to conform with current year presentation.

REVENUE RECOGNITION

     Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, when product is shipped and the customer takes ownership and assumes risk of loss.

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

INVENTORIES

     Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $54.5 million and $49.4 million at December 31, 2004 and 2003, respectively. During 2003, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $0.2 million.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated on the basis of cost. Depreciation is computed using the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively.

     Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

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

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2004, 2003, and 2002, were $2.5 million, $2.3 million, and $2.2 million, respectively.

SHIPPING COSTS

     Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.7 million, $1.7 million, and $1.6 million in 2004, 2003, and 2002, respectively.

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

                                                                    2004     2003      2002
                                                                   ------   -------   ------
Net Income
   As Reported..................................................   $4,304   $12,364   $8,467
Add: Recognized stock-based employee compensation, net of tax...       --        --       10
Deduct: Employee compensation expense determined under
   fair value method, net tax...................................      (28)     (387)    (387)
                                                                   ------   -------   ------
Pro forma                                                          $4,276   $11,977   $8,090
                                                                   ------   -------   ------
Earnings per share (Basic and Diluted):
As Reported.....................................................   $ 0.16   $  0.46   $ 0.31
Pro forma.......................................................   $ 0.16   $  0.44   $ 0.30
                                                                   ------   -------   ------

EARNINGS PER SHARE

     Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2004, 2003, and 2002. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,930,000 in 2004, 26,919,400 in 2003, and 27,002,200 in 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

     In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company has not completed its evaluation of the impact that the adoption of this statement will have on its financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations.

2. INCOME TAXES

     The Federal and state income tax provision consisted of the following (in thousands):

Year ended December 31,                2004                 2003                 2002
-----------------------         ------------------   ------------------   ------------------
                                CURRENT   DEFERRED   Current   Deferred   Current   Deferred
                                -------   --------   -------   --------   -------   --------
Federal......................    $  646    $1,556     $4,286    $2,286     $3,190    $1,303
State........................       380       299      1,317       388        945       230
                                 ------    ------     ------    ------     ------    ------
                                 $1,026    $1,855     $5,603    $2,674     $4,135    $1,533
                                 ------    ------     ------    ------     ------    ------

(STURM, RUGER & COMPANY, INC. LOGO)

Notes to Financial Statements
(Continued)

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,                                                     2004      2003
------------                                                   -------   -------
Deferred tax assets:
   Product liability .......................................   $ 1,256   $ 2,673
   Employee compensation and benefits ......................     3,788     4,025
   Allowances for doubtful accounts and discounts ..........       507       677
   Inventories .............................................     1,571     1,248
   Additional minimum pension liability ....................     6,850     5,764
   Other ...................................................     1,511     1,145
                                                               -------   -------
Total deferred tax assets ..................................    15,483    15,532
                                                               =======   =======
Deferred tax liabilities:
   Depreciation ............................................     1,475     1,416
   Pension plans ...........................................     6,080     5,724
   Other ...................................................       305        --
                                                               -------   -------
Total deferred tax liabilities .............................     7,860     7,140
                                                               -------   -------
Net deferred tax assets ....................................   $ 7,623   $ 8,392
                                                               =======   =======

     In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension Plan Costs," changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to accumulated other comprehensive income (loss).

     The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,                                       2004   2003   2002
-----------------------                                       ----   ----   ----
Statutory Federal income tax rate .........................   35.0%  35.0%  35.0%
State income taxes, net of Federal tax benefit ............    6.2    5.4    5.4
Other items ...............................................   (1.1)  (O.3)  (0.3)
                                                              ----   ----   ----
Effective income tax rate .................................   40.1%  40.1%  40.1%
                                                              ====   ====   ====

     The Company made income tax payments of approximately $2.6 million, $2.8 million, and $6.4 million, during 2004, 2003, and 2002, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

3. PENSION PLANS

     The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

     The cost of these defined benefit plans and the balances of plan assets and obligations are as follows (in thousands):

Change in Benefit Obligation                                     2003      2004
----------------------------                                   -------   -------
Benefit obligation at January 1 ............................   $53,598   $47,788
Service cost ...............................................     1,563     1,507
Interest cost ..............................................     3,187     3,011
Actuarial loss .............................................     2,560     3,033
Benefits paid ..............................................    (1,794)   (1,741)
                                                               -------   -------
Benefit obligation at December 31 ..........................    59,114    53,598
                                                               =======   =======

Change in Plan Assets

Fair value of plan assets at January 1 .....................    46,440    38,806
Actual return on plan assets ...............................     2,565     4,549
Employer contributions .....................................     3,132     4,826
Benefits paid ..............................................    (1,794)   (1,741)
                                                               -------   -------
Fair value of plan assets at December 31 ...................    50,343    46,440
                                                               -------   -------
Funded status ..............................................    (8,771)   (7,158)
Unrecognized net actuarial loss ............................    19,548    16,679
Unrecognized prior service cost ............................     1,741     2,063
Unrecognized transition obligation (asset) .................        11        22
                                                               -------   -------
Net amount recognized ......................................   $12,529   $11,606
                                                               =======   =======

Weighted Average Assumptions for the
years ended December 31,                                         2004      2003
------------------------------------                           -------   -------
Discount rate ..............................................       6.0%      6.5%
Expected long-term return on plan assets ...................       8.0%      8.0%
Rate of compensation increases .............................       5.0%      5.0%

Components of Net Periodic Pension Cost

Service cost ...............................................   $ 1,563   $ 1,507
Interest cost ..............................................     3,187     3,011
Expected return on assets ..................................    (3,743)   (3,231)
Amortization of unrecognized transition asset ..............        11        11
Recognized gains ...........................................       870       770
Prior service cost recognized ..............................       320       566
                                                               -------   -------
Net periodic pension cost ..................................   $ 2,208   $ 2,634
                                                               =======   =======

Amounts Recognized on the Balance Sheet                          2004      2003
---------------------------------------                        -------   -------
Accrued benefit liability ..................................   $(6,337)  $(4,729)
Intangible asset ...........................................     1,741     1,926
Accumulated other comprehensive income, net of tax .........    10,275     8,645
Deferred tax asset .........................................     6,850     5,764
                                                               -------   -------
                                                               $12,529   $11,606
                                                               =======   =======

Weighted Average Assumptions as of December 31,

Discount rate ..............................................      5.75%     6.00%
Rate of compensation increases .............................      5.00%     5.00%

Information for Pension Plans with an
Accumulated Benefit Obligation in excess of plan assets          2004      2003
-------------------------------------------------------        -------   -------
Projected benefit obligation ...............................   $59,114   $53,598
Accumulated benefit obligation .............................   $56,680   $51,169
Fair value of plan assets ..................................   $50,343   $46,440

Pension Weighted Average Asset Allocations as of December 31,

Debt securities ............................................        66%       70%
Equity securities ..........................................        28%       27%
Money market funds .........................................         6%        3%
                                                               -------   -------
                                                                   100%      100%
                                                               =======   =======

     The estimated future benefit payments for the defined benefit plans, which reflect future service as appropriate, for each of the next five years and the total amount for years six through ten, are as follows: 2005-$2.1 million, 2006-$2.2 million, 2007-$2.3 million, 2008-$2.6 million, 2009-$2.9 million and for the five year period ending 2014-$18.3 million.

     The accumulated benefit obligation for all the defined benefit pension plans was $56.7 million and $51.2 million as of December 31,2004 and 2003, respectively. Intangible assets are included in other assets in the balance sheet.

     The measurement dates of the assets and liabilities of all plans presented for 2004 and 2003 were December 31,2004 and December 31, 2003, respectively.

     The Company expects to contribute $2.7 million in the form of cash payments to its pension plans in 2005. None of this contribution is required by funding regulations or laws. The investment objective is to produce income and long-term appreciation through a target asset allocation of 75% debt securities and other fixed income investments including cash and short-term instruments, and 25% of equity investments, to provide for the current and future benefit payments of the plans. The pension plans are not invested in the common stock of the Company.

     The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.

     The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $0.7 million, $1.5 million, and $1.6 million in 2004, 2003, and 2002, respectively.

     In accordance with SFAS No. 87, "Employers' Accounting for Pension Costs," the Company recorded an additional minimum pension liability, net of tax which decreased comprehensive income by $1.6 million, $0.6 million, and $7.9 million in 2004, 2003, and 2002, respectively.

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

     On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan") under which non-employee directors are granted options to purchase shares of the Company's authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately and the remaining options vest ratably over three years.

(STURM, RUGER & COMPANY, INC. LOGO)

Notes to Financial Statements
(Continued)

     The following table summarizes the activity of the Plans:

                                                                Weighted Average
                                                      Shares     Exercise Price
                                                    ---------   ----------------
Outstanding at December 31, 2001 ................   1,490,000        $11.65
   Granted.......................................          --            --
   Exercised.....................................          --            --
   Canceled......................................    (160,000)        11.94
                                                    ---------        ------
Outstanding at December 31, 2002.................   1,330,000         11.62
   Granted.......................................          --            --
   Exercised.....................................          --            --
   Canceled......................................    (235,000)        11.94
                                                    ---------        ------
Outstanding at December 31 2003..................   1,095,000         11.55
   Granted.......................................          --            --
   Exercised.....................................          --            --
   Canceled......................................     (20,000)         9.88
                                                    ---------        ------
Outstanding at December 31, 2004.................   1,075,000        $11.58
                                                    =========        ======

     There were 1,027,000 exercisable options at December 31, 2004, with a weighted average exercise price of $11.65 and an average contractual life remaining of 4.3 years. At December 31, 2004, an aggregate of 1,125,000 shares remain available for grant under the Plans.

     The weighted average fair value of options granted under the Plans was estimated at $1.87 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2001: dividend yield of 8.0%, expected volatility of 34.3%, risk free rate of return of 2.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

     The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2004, 502,000 shares of Common Stock were reserved for future awards.

5. CONTINGENT LIABILITIES

     As of December 31, 2004, the Company is a defendant in approximately 9 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:

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

     A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $435 million and $436 million at December 31, 2004 and 2003, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

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

6. ASSET IMPAIRMENT CHARGES

     In 2002 the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment. As a result of the significant reduction in sales and substantial losses incurred by this segment, in 2002 the Company evaluated the recoverability of certain assets and wrote off $1.0 million of a building and $2.3 million of machinery and equipment. The Company was required to reduce the carrying value of the assets to fair value and recognized asset impairment charges, because the carrying value of the affected assets exceeded the projected future undiscounted cash flows. The fair value of the building was based on available market data and the fair value of the machinery and equipment was based on estimated discounted cash flows from the assets.

     A similar evaluation of the recoverability of other certain assets in the investment castings segment was performed in 2003 and 2004. These evaluations did not result in the recognition of an additional asset impairment charge.

7. RELATED PARTY TRANSACTIONS

     In 2004, 2003, and 2002, the Company paid Newport Mills, of which William
B. Ruger, Jr., Chairman and Chief Executive Officer of the Company, is the sole proprietor, $243,000, $243,000, and $222,750, respectively, for storage rental and office space. On July 17, 2003, the Company sold two automobiles to Mr. Ruger, Jr. for $60,000.

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

     Revenues from one customer in the firearms segment totaled $16.0 million in 2004. Revenues from another customer in the firearms segment totaled $15.7 million and $15.5 million in 2004 and 2003, respectively. Revenues from a third customer in the firearms segment totaled $15.1 million, $24.8 million, and $24.0 million in 2004, 2003, and 2002, respectively.

(STURM, RUGER & COMPANY, INC. LOGO)

Notes to Financial Statements
(Continued)

Year ended December 31, (in thousands)             2004       2003        2002
--------------------------------------           --------   --------   ---------
Net Sales Firearms ...........................   $124,924   $130,558   $139,762
   Castings Unaffiliated .....................     20,700     17,359     21,825
   Intersegment ..............................     14,363     15,653     17,679
                                                 --------   --------   --------
                                                   35,063     33,012     39,504
   Eliminations ..............................    (14,363)   (15,653)   (17,679)
                                                 --------   --------   --------
                                                 $145,624   $147,917   $161,587
                                                 --------   --------   --------
Income (Loss) Before Income Taxes
   Firearms ..................................   $ 10,027   $ 18,392   $ 23,673
   Castings ..................................     (4,019)    (4,439)   (11,230)
   Corporate .................................      1,177      6,688      1,692
                                                 --------   --------   --------
                                                 $  7,185   $ 20,641   $ 14,135
                                                 --------   --------   --------
Identifiable Assets
   Firearms ..................................   $ 77,049   $ 72,600   $ 79,301
   Castings ..................................     19,581     17,939     19,394
   Corporate .................................     50,311     72,334     85,263
                                                 --------   --------   --------
                                                 $146,941   $162,873   $183,958
                                                 --------   --------   --------
Depreciation
   Firearms ..................................   $  3,220      3,301      3,448
   Castings ..................................      2,607      2,622      4,042
                                                 --------   --------   --------
                                                 $  5,827   $  5,923   $  7,490
                                                 --------   --------   --------
Capital Expenditures
   Firearms ..................................   $  4,403   $  3,215   $  2,767
   Castings ..................................      2,542        781        388
                                                 --------   --------   --------
                                                 $  6,945   $  3,996   $  3,155
                                                 --------   --------   --------

9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2004

(in thousands, except per share data):

                                                              THREE MONTHS ENDED
                                                    --------------------------------------
                                                    3/31/04   6/30/04   9/30/04   12/31/04
                                                    -------   -------   -------   --------
NET SALES .......................................   $40,237   $32,713   $35,380    $37,295
GROSS PROFIT ....................................    12,211     4,762     4,998      7,062
NET INCOME (LOSS) ...............................     3,879      (461)      (20)       906
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE .....      0.14     (0.02)       --       0.03

                                                              Three Months Ended
                                                    --------------------------------------
                                                    3/31/03   6/30/03   9/30/03   12/31/03
                                                    -------   -------   -------   --------
Net sales........................................   $41,132   $31,801   $36,820    $38,164
Gross profit.....................................    12,437     6,507     5,718     10,066
Net income.......................................     4,527     1,035     3,852      2,950
Basic and diluted earnings per share.............      0.17      0.04      0.14       0.11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sturm, Ruger & Company, Inc:

     We have audited the accompanying balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sturm, Ruger & Company, Inc. (or the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management's assessment that Sturm, Ruger & Company, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Sturm, Ruger & Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).


                                        KPMG LLP

Stamford, Connecticut
March 8, 2005

(STURM, RUGER & COMPANY, INC. LOGO)

Report of Management

        MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Sturm, Ruger & Company, Inc:

The management of Sturm, Ruger & Company, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 ("internal control over financial reporting").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2004, the Company maintained effective internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that audited and reported on the financial statements of the Company included in this Annual Report, has issued an attestation report on management's assessment of internal control over financial reporting.

--------------------------------------------------------------------------------
MANAGEMENT CERTIFICATIONS

The Chief Executive Officer of the Company has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards. In addition, the Chief Executive Officer and the Chief Financial Officer of the Company have provided the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to the Form 10-K of the Company for the fiscal year ended December 31, 2004.
--------------------------------------------------------------------------------

Stockholder Information

                                                                       (GRAPHIC)

COMMON STOCK DATA

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2005, the Company had 1,973 stockholders of record.

     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

                                                                       DIVIDENDS
                                                      HIGH      LOW    PER SHARE
                                                     ------   ------   ---------
2004:
   FIRST QUARTER .................................   $13.26   $10.98      $.20
   SECOND QUARTER ................................    13.43    10.50       .20
   THIRD QUARTER .................................    11.63     8.12       .10
   FOURTH QUARTER ................................     9.55     8.35       .10

2003:
   First Quarter .................................   $11.20   $ 8.76      $.20
   Second Quarter ................................    10.29     8.24       .20
   Third Quarter .................................    11.97    10.06       .20
   Fourth Quarter ................................    11.75    10.40       .20

--------------------------------------------------------------------------------
CORPORATE GOVERNANCE INFORMATION

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

     Shareholders, employees, or other persons wishing to anonymously report to the Board of Directors' Audit Committee any suspected accounting irregularities, auditing fraud, violations of our corporate Compliance Program, or violations of the Company's Code of Business Conduct and Ethics, may do so by telephoning 1-800-826-6762. This service is independently monitored 24 hours a day, 7 days a week.
--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 3, 2005 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 am.

PRINCIPAL BANKS

Bank of America, Southport, Connecticut
Lake Sunapee Savings Bank, Newport, New Hampshire
Sugar River Savings Bank, Newport, New Hampshire
Bank One, Arizona, NA, Prescott, Arizona

TRANSFER AGENT

Computershare Investor Services, L.L.C.
Attention: Shareholder Communications
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-5190
www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, Stamford, Connecticut

CORPORATE ADDRESS

To correspond with the Company or to request a copy of the Annual Report on Form 10-K for 2004 free of charge, please visit our website www.ruger.com or write to:

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

DIRECTORS

WILLIAM B. RUGER, JR.
Chairman

STEPHEN L. SANETTI
Vice Chairman

RICHARD T. CUNNIFF*
Vice Chairman,
Ruane, Cunniff & Co., Inc.

TOWNSEND HORNOR*
Corporate Director

JOHN M. KINGSLEY, JR.*
Corporate Director

JAMES E. SERVICE*
Consultant Director

OFFICERS

WILLIAM B. RUGER, JR.
Chief Executive Officer

STEPHEN L. SANETTI
President and Chief Operating Officer

THOMAS A. DINEEN
Treasurer and Chief Financial Officer

LESLIE M. GASPER
Corporate Secretary

* Audit Committee Member, Compensation Committee Member, and Nominating and Corporate Governance Committee Member