Form 10-K/A, Exhibit 13
period 2004-12-31
STURM RUGER & CO INC
filed 2006-04-28
CIK 95029

EXHIBIT 13.1
Ruger at the New York Stock Exchange Shown Left to Right: Admiral James E. Service*, C. Edward Rowe, Richard T. Cunniff*, Chief Financial Officer Thomas A. Dineen, NYSE President Catherine Kinney, CEO and Chairman William B. Ruger, Jr.*, Molly Ruger Vogel, President and Vice Chairman Stephen L. Sanetti*, John M. Kingsley, Jr.*, Townsend Hornor*, Corporate Secretary Leslie M. Gasper. * Denotes Board Member On October 21, 2004, Sturm, Ruger held its Board of Directors’ Meeting at the New York Stock Exchange and was honored to be a part of the day’s closing ceremonies. At 4:00 P.M., William B. Ruger, Jr. rang The Closing BellSM, officially signaling the end of the NYSE’s trading day. RGR’s stock closed ay $9.00 per share, up $0.52 from the previous close. Together with NYSE President Catherine Kinney, Sturm, Ruger’s board members and other executives were present on the platform with Mr. Ruger, Jr., standing under the Ruger banner proudly bearing the Company’s motto, “Arms Makers for Responsible Citizens.” The ceremony was televised on a number of cable television business programs. “We are very honored to have been part of the New York Stock Exchange’s closing ceremonies,” said William B. Ruger, Jr. “As the only firearms company listed on the New York Stock Exchange, we feel that participating in this event not only provided favorable visibility for the Company, but also for the responsible American firearms industry as a whole.” Selected Financial Data (Dollars in thousands, except per share data) December 31, 2004 2003 2002 2001 2000 Restated Net firearms sales . $124,924 $130,558 $139,762 $147,622 $166,415 Net castings sales . 17,320,700 17,359 21,825 26,708 36,239 Total net sales 14145,624 147,917 161,587 174,330 202,654 Cost of products sold 113115,725 113,189 125,376 134,449 144,503 Gross profit 34,729,899 34,728 36,211 39,881 58,151 Income before income taxes 20,648,051 20,641 14,135 22,199 44,474 Income taxes 83,228 8,277 5,668 8,702 17,434 Net income 12,364,823 12,364 8,467 13,497 27,040 Basic and diluted earnings per share . 0.460.18 0.46 0.31 0.50 1.00 Cash dividends per share . $0.60 $0.80 $0.80 $0.80 $0.80 December 31, 2004 2003 2002 2001 2000 Working capital . $290,947 $102,715 $103,116 $118,760 $123,020 Total assets 170147,460 162,873 183,958 204,378 215,665 Total stockholders’ equity . 133120,687 133,640 137,983 164,340 172,358 Book value per share $4.48 $4.97 $5.13 $6.11 $6.40 Return on stockholders’ equity . 9.34.0% 9.3% 6.1% 8.0% 15.9% Current ratio . 5.7 5.7 to 1 5.7 to 1 4.8 to 1 6.1 to 1 5.8 to 1 Common shares outstanding 226,910,700 26,910,700 26,910,700 26,910,700 26,910,700 Number of stockholders of record 2,0301,977 2,036 2,026 2,064 2,011 Number of employees . 1,251,291 1,251 1,418 1,547 1,814 Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and accompanying notes and Management’s Discussion & Analysis of Financial Condition & Results of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview Sturm, Ruger & Company, Inc. (the “Company”) is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company’s design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories —rifles, shotguns, pistols, and revolvers. The Company’s firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market. Investment castings manufactured are of titanium and steel alloys. Investment castings are sold either directly to or through manufacturers’ representatives to companies in a wide variety of industries. Because many of the Company’s competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to other companies or specific current industry trends. Instead, the Company measures itself against its own historical results. The Company does not consider its overall firearms business to be predictably seasonal; however, sales of certain models of firearms are usually lower in the third quarter of the year. Results of Operations - Restated Year ended December 31, 2004, as compared to year ended December 31, 2003 The financial statements as of and for the year ended December 31, 2004 have been restated to reduce the LIFO inventory reserve by $0.9 million at December 31, 2004 and reduce cost of goods sold by $0.9 million for the year ended December 31, 2004. The misstatement was caused by an error in the calculation of the LIFO index. This restatement increased net income by $0.5 million or $0.02 per share for the year ended December 31, 2004. Net sales of $145.6 million were achieved by the Company in 2004 representing a decrease of $2.3 million or 1.6% from net sales of $147.9 million in 2003. Firearms segment net sales decreased by $5.6 million or 4.3% to $124.9 million in 2004 from $130.6 million in the prior year. Firearms unit shipments for 2004 decreased 8.0% from 2003, as shipments of revolvers and pistols declined sharply. Shipments during the latter half of 2003, especially the fourth quarter, improved due in large part to the introduction of several new product offerings. A modest price increase and a change in mix from lower priced products to higher priced products resulted in the lesser decline in sales versus unit shipments. In 2003, revolver shipments benefited from the popularity of the new Single Six revolver in the .17 HMR caliber and the 50th Anniversary Ruger New Model Single Six revolver, which was available only in 2003. Similarly, pistol shipments in 2003 reflected strong demand for the MK-4NRA, a .22 caliber pistol commemorating William B. Ruger, the Company’s founder. In 2004, the Company offered a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2003. Casting segment net sales increased 19.0% to $20.7 million in 2004 from $17.4 million in 2003 as a result of higher unit volume. Increased sales were generated from existing customers as well as several new customers in 2004, in a variety of industries. Much of the increase in sales relates to investment castings sold to other firearms manufacturers. Cost of products sold for 2004 was $115.7 million compared to $113.2 million in 2003, representing an increase of 2.2%. This increase of $2.5 million was primarily attributable to increased production costs in the castings segment, and increased unitary overhead expenses resulting from a reduction in production volume, and a charge related to certain firearms inventory, partially offset by decreased product liability costs. The Company incurred an expense of $1.9 million for the relocation of two titanium furnaces from its Arizona foundry to New Hampshire. The furnace relocation is nearly complete. In addition, the Company will incur further costs for the development of an additional foundry in New Hampshire in 2005. Gross profit as a percentage of net sales decreased to 20.5% in 2004 from 23.5% in 2003. This deterioration was caused by less efficient firearms production due to increased unitary overhead expenses resulting from lower rates of production, discounts offered on discontinued firearm models, increased production costs in the castings segment, and the aforementioned relocation expenses related to the two titanium furnaces, partially offset by decreased product liability expenses. Selling, general and administrative expenses increased 8.9% to $22.9 million in 2004 from $21.0 million in 2003 due primarily to additional firearms promotional and advertising expenses as well as increased personnel related expenses. Total other income decreased from $6.9 million in 2003 to $1.0 million in 2004. Included in total other income in 2003 was the pretax gain of $5.9 million from the sale of certain non-manufacturing real estate in Arizona, known as the Single Six Ranch. Included in total other income in 2004 was a $0.9 million gain from the sale of the property and building that housed the Company’s Uni-Cast division prior to its sale in 2000. The Company’s earnings on short-term investments declined in 2004 as a result of reduced principal. The effective income tax rate of 40.1% remained consistent in 2004 and 2003. As a result of the foregoing factors, consolidated net income in 2004 decreased to $4.8 million from $12.4 million in 2003, representing a decrease of $7.6 million or 60.1%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued) Results of Operations Year ended December 31, 2003, as compared to year ended December 31, 2002 Net sales of $147.9 million were achieved by the Company in 2003 representing a decrease of $13.7 million or 8.5% from net sales of $161.6 million in 2002. Firearms segment net sales decreased by $9.2 million or 6.6% to $130.6 million in 2003 from $139.8 million in the prior year. Firearms unit shipments for 2003 decreased 2.4% from 2002, as shipments of all product families declined significantly in the first half of the year. Shipments during the latter half of 2003, especially the fourth quarter, improved due in large part to the introduction of several new product offerings. Revolver shipments benefited from the popularity of the new Single Six revolver in the .17 HMR caliber and the 50th Anniversary Ruger New Model Single Six revolver. Pistol shipments reflected strong demand for the MK-4NRA, a .22 caliber pistol commemorating William B. Ruger, the Company’s founder, and rifle shipments benefited from the popularity of the Ruger 40th Anniversary 10/22 Carbine. However, a change in mix from higher priced products to lower priced products resulted in the further decline in sales versus unit shipments. In 2003, the Company instituted a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2002. From May 1, 2003 to September 30, 2003, the Company offered a consumer-driven sales incentive program for certain centerfire pistols. From August 1, 2002 through November 30, 2002, the Company conducted a similar consumer-driven sales incentive program for certain hunting rifles and revolvers. Casting segment net sales decreased 20.5% to $17.4 million in 2003 from $21.8 million in 2002 as a result of lower unit volume. Shipments of titanium golf clubheads to Karsten Manufacturing Corporation decreased $7.4 million in 2003 compared to 2002. Cost of products sold for 2003 was $113.2 million compared to $125.4 million in 2002, representing a decrease of 9.7%. This decrease of $12.2 million was primarily attributable to decreased sales in both the firearms and investment castings segments and decreased product liability expenses, partially offset by a charge related to certain obsolete firearms inventory. Gross profit as a percentage of net sales increased to 23.5% in 2003 from 22.4% in 2002. This improvement is due to improved margins in the castings segment compared to 2002 and decreased product liability costs partially offset by decreased sales in both segments and an unfavorable adjustment in the firearms segment for a charge related to certain obsolete firearms inventory. Selling, general and administrative expenses increased 1.7% to $21.0 million in 2003 from $20.7 million in 2002 due primarily to royalties paid to the NRA Foundation related to shipments of the MK4-NRA commemorative pistol, as well as increased national advertising expenditures. In 2002, the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment. Total other income increased from $1.9 million in 2002 to $6.9 million in 2003 primarily due to the pretax gain of $5.9 million from the sale of certain non-manufacturing real estate in Arizona, known as the Single Six Ranch. The Company’s earnings on short-term investments declined in 2003 as a result of declining interest rates. The effective income tax rate of 40.1% remained consistent in 2003 and 2002. As a result of the foregoing factors, net income in 2003 increased to $12.4 million from $8.5 million in 2002, representing an increase of $3.9 million or 46.0%. Financial Condition Operations At December 31, 2004, the Company had cash, cash equivalents and short-term investments of $33.3 million, working capital of $90.9 million and a current ratio of 5.7 to 1. Cash provided by operating activities was $1.3 million, $14.7 million, and $9.9 million in 2004, 2003, and 2002, respectively. The decrease in cash provided in 2004 is principally the result of a reduction in net income and increases in trade receivables, prepaid expenses and other assets, and inventories compared with reductions in trade receivables, prepaid expenses and other assets, and inventories in 2003. The fluctuations in prepaid and other assets reflects a prepaid income tax asset at December 31, 2004, and the increase in trade receivables in 2004 is attributable to anticipated timing of certain customer payments, and the increase in inventories in 2004 resulted from decreased firearm sales. Until November 30, 2004, the Company followed a common industry practice of offering a “dating plan” to its firearms customers on selected products, which allowed the customer to buy the products commencing in December, the start of the Company’s marketing year, and pay for them on extended terms. Discounts were offered for early payment. The dating plan provided a revolving payment plan under which payments for all shipments made during the period December through February were made by April 30. Shipments made in subsequent months were paid for within a maximum of 120 days. On December 1, 2004, the Company modified the payment terms on these selected products whereby payment is now due 45 days after shipment. Discounts are offered for early payment. Dating plan receivable balances were $6.3 million and $8.8 million at December 31, 2004 and 2003, respectively.

The Company has reserved the right to discontinue the dating plan at any time and has been able to finance this plan from internally generated funds provided by operating activities. The Company purchases its various raw materials from a number of suppliers. There is, however, a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at a reasonable cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices, the Company’s results could be adversely affected. In conjunction with the sale of its Uni-Cast division in June 2000, the Company extended credit to the purchaser in the form of a note and a line of credit, both of which are collateralized by certain of the assets of Uni-Cast. In July 2002, the Company established an additional collateralized line of credit for the purchaser and, as of December 31, 2004, the total amount due from the purchaser was $1.4 million, which is scheduled to be paid in 2005. The Company purchases aluminum castings used in the manufacture of certain models of pistols exclusively from Uni-Cast. Investing and Financing Capital expenditures during the past three years averaged $4.7 million per year. In 2005, the Company expects to spend approximately $8 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments. In 2004 the Company paid dividends of $16.1 million. This amount reflects a quarterly dividend of $.20 per share paid in March and June 2004, and a quarterly dividend of $0.10 per share paid in September and December 2004. On January 24, 2005, the Company declared a quarterly dividend of $.10 per share payable on March 15, 2005. Future dividends depend on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company’s need for funds. Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate a need for significant external financing in 2005. Contractual Obligations The following table summarizes the Company’s signifi-cant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company’s balance sheet as current liabilities at December 31, 2004. “Purchase Obligations” as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company’s purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also Payment due by period (in thousands) Contractual Obligations Total Less than 1 year 1-3 years 3-5 years More than 5 years Long-Term Debt Obligations — - — - -Capital Lease Obligations — - — - -Operating Lease Obligations - — - — -Purchase Obligations $18,627 $18,299 $328 — -Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP — - — - — Total $18,627 $18,299 $328 — -

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued) included in “Purchase Obligations” in the table. Certain of the Company’s purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-term investments. The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations. Firearms Legislation The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation. Until November 30, 1998, the “Brady Law” mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the “Brady Law” has not had a significant effect on the Company’s sales of firearms, nor does it anticipate any impact on sales in the future. The “Crime Bill” took effect on September 13, 1994, but none of the Company’s products were banned as so-called “assault weapons.” To the contrary, all the Company’s then-manufactured commercially-sold long guns were exempted by name as “legitimate sporting firearms.” This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company. Firearms Litigation The Company is a defendant in numerous lawsuits involving its products and is aware of certain other such claims. The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations o n the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions. The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and “industry-wide” liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer’s lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer’s public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was “legally inappropriate,” “impractical,” “unrealistic” and “unfair” to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities or a state Attorney General, nineteen have been dismissed. Sixteen of those cases are concluded: Atlanta — dismissal by intermediate Appellate Court, no further appeal; Bridgeport —dismissal affirmed by Connecticut Supreme Court; County of Camden — dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami — dismissal affirmed by intermediate Appellate Court, Florida Supreme Court declined review; New Orleans — dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia — U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington — dismissed by trial court, no appeal; Boston — voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati — voluntarily withdrawn after a unanimous vote of the City Council; Detroit — dismissed by Michigan Court of Appeals, no appeal; Wayne County — dismissed by Michigan Court of Appeals, no appeal; New York State — Court of Appeals denied plaintiff’s petition for leave to appeal the Intermediate Appellate Court’s dismissal, no further appeal; Newark — Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden — dismissed on July 7, 2003, not reopened; Jersey City — voluntarily dismissed and not re-filed; and St. Louis —Missouri Supreme Court denied plaintiff’s motion to appeal Missouri Appellate Court’s affirmance of dismissal. The dismissal of the Washington, D.C. lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as “machine guns” under the city’s “strict liability” law. On October 19, 2004, the D.C. Court of Appeals vacated the court’s judgment, which dismissed the city’s claim against firearms manufacturers but let stand certain individuals’ claims against the manufacturers of firearms allegedly used in criminal assaults against plaintiffs under the Washington, D.C. “Strict Liability Act,” subject to proof of causation. The court scheduled a rehearing of the matter en banc by the full Court of Appeals to be heard in 2005. On March 7, 2003, the consolidated California Cities case involving nine cities and three counties was dismissed as to all manufacturer defendants, and plaintiffs appealed on June 9, 2003. The dismissal was affirmed by the California Appeals Court on February 10, 2005. On November 18, 2004, in the Chicago case, the Illinois Supreme Court affirmed the trial court’s dismissal. The court held that plaintiffs failed to state a claim for public nuisance. At the same time the Chicago lawsuit was dismissed, the court also dismissed the previously reported Young lawsuit, in which plaintiffs sued under the same “public nuisance” theory. Plaintiffs in the Chicago lawsuit filed a motion for reconsideration on December 9, 2004, which was denied on January 24, 2005. The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Cleveland and New York City are open cases and the New York City case is presently scheduled to begin trial in September, 2005. In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP’s claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NA ACP’s motion to dismiss the defendants’ appeal of Judge Weinstein’s order denying defendants’ motion to strike his dicta made in his order dismissing the NAACP’s case, and the defendants’ motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion. Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above, and similar federal legislation has been introduced in the U.S. Congress. It passed the House by a 2-to-1 bipartisan majority and had over 54 co-sponsors in the Senate. It was considered by the Senate in February, 2004, but failed to gain final passage after it was encumbered with numerous non-germane amendments. It is uncertain when it may be reconsidered by the new session in Congress. Other Operational Matters In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions and water discharges into the environment. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of such proceedings and orders will not have a material adverse effect on its business. The valuation of the future defined benefit pension obligations at December 31, 2004 indicated that these plans were underfunded. While this estimation has no bearing on the actual funded status of the pension plans, it results in the recognition of a cumulative other comprehensive loss of $10.3 million and $8.6 million at December 31, 2004 and 2003, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid. Inflation’s effect on the Company’s operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued) Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus, reduces distortion in reported income. The use of historical cost depreciation has a beneficial effect on cost of products sold. The Company has been affected by inflation in line with the general economy. Critical Accounting Policies The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases our estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates. The Company believes the determination of our product liability accrual is a critical accounting policy. The Company’s management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim. Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated. Such amounts are determined based on the Company’s experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company’s financial results for a particular period. Recent Accounting Pronouncements In November, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company has not completed its evaluation of the impact that the adoption of this statement will have on its financial position or results of operations. In December, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which requires that the cost resulting for all share-based payment transactions be recognized in the financial statements. This Statement requires a pu blic entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations. Forward-Looking Statements and Projections The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, state attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

Balance Sheets (Dollars in thousands, except per share data) December 31, 2004 2003 Restated Assets Current Assets Cash and cash equivalents . $4,841 $3,446 Short-term investments 28,430 50,026 Trade receivables, less allowances for doubtful accounts ($373 and $441) and discounts ($555 and $772) 16,082 12,814 Inventories: Finished products 13,521 15,243 Materials and products in process . 36,864 33,286 50,385 48,529 Deferred income taxes 6,445 7,284 Prepaid expenses and other current assets 4,036 2,455 Total Current Assets 110,219 124,554 Property, Plant, and Equipment Land and improvements . 1,652 1,801 Buildings and improvements 31,329 32,094 Machinery and equipment 99,220 94,787 Dies and tools . 28,233 27,007 160,434 155,689 Allowances for depreciation (132,860)) (128,525) 27,574 27,164 Deferred income taxes 1,178 1,108 Other assets 8,489 10,047 Total Assets . $147,460 $162,873 December 31, 2004 2003 Liabilities and Stockholders’ Equity Current Liabilities Trade accounts payable and accrued expenses $5,281 $4,386 Product liability 1,968 4,000 Employee compensation and benefits . 5,868 6,177 Workers’ compensation . 5,387 6,057 Income taxes 768 1,219 Total Current Liabilities 19,272 21,839 Accrued pension liability . 6,337 4,729 Product liability 1,164 2,665 Contingent liabilities (Note 5) . — — Stockholders’ Equity Common stock, non-voting, par value $1: Authorized shares — 50,000; none issued . — —Common stock, par value $1: Authorized shares — 40,000,000 Issued and outstanding shares — 26,910,700 26,911 26,911 Additional paid-in capital 2,508 2,508 Retained earnings 101,543 112,866 Accumulated other comprehensive income ( loss ) (10,275)) (8,645) Total Stockholders’ Equity . 120,687 133,640 Total Liabilities and Stockholders’ Equity $147,460 $162,873 See accompanying notes to financial statements.

Statements of Income (In thousands, except per share data) Year ended December 31, 2004 2003 2002 Restated Net firearms sales $124,924 $130,558 $139,762 Net castings sales 20,700 17,359 21,825 Total net sales . 145,624 147,917 161,587 Cost of products sold . 115,725 113,189 125,376 Gross profit . 29,899 34,728 36,211 Expenses: Selling . 16,700 15,189 14,777 General and administrative . 6,175 5,827 5,885 Impairment of long-lived assets . — - 3,311 22,875 21,016 23,973 Operating profit 7,024 13,712 12,238 Gain on sale of real estate 874 5,922 -Other income-net 153 1,007 1,897 Total other income 1,027 6,929 1,897 Income before income taxes . 8,051 20,641 14,135 Income taxes 3,228 8,277 5,668 Net Income . $ 4,823 $ 12,364 $ 8,467 Basic and Diluted Earnings Per Share $ 0.18 $ 0.46 $ 0.31 Cash Dividends Per Share . $ 0.60 $ 0.80 $ 0.80 See accompanying notes to financial statements. Statements of Stockholders’ Equity (Dollars in thousands) Accumulated Additional Other Common Paid-In Retained Comprehensive Stock Capital Earnings Income (loss) Total Balance at December 31, 2001 . $26,911 $2,492 $135,093 $ (156) $164,340 Net income . 8,467 8,467 Additional minimum pension liability, net of deferred taxes of $5,287 . (7,929) (7,929) Comprehensive income . 538 Stock options compensation . 16 16 Cash dividends declared and paid (21,529) (21,529) Unpaid dividends declared . (5,382) (5,382) Balance at December 31, 2002 . 26,911 2,508 116,649 (8,085) 137,983 Net income . 12,364 12,364 Additional minimum pension liability, net of deferred taxes of $373 . (560) (560) Comprehensive income . 11,804 Cash dividends declared and paid (16,147) (16,147) Balance at December 31, 2003 . 26,911 2,508 112,866 (8,645) 133,640 Net income, as restated . 4,823 4,823 Additional minimum pension liability, net of deferred taxes of $1,086 . (1,630) (1,630) Comprehensive income . 3,193 Cash dividends declared and paid (16,146) (16,146) Balance at December 31, 2004, as restated . $26,911 26,9 $2,508 $101,543 $ (10,275) $120,687 See accompanying notes to financial statements.

Statements of Cash Flows 17 (In thousands) Year ended December 31, 2004 2003 2002 Restated Operating Activities Net income . $4,823 8,467 $12,364 $8,467 Adjustments to reconcile net income to cash provided by operating activities: Depreciation 5,827 5,923 7,490 Impairment of long-lived assets — — 3,311 Gain on sale of real estate . (874) (5,922) (209) Deferred income taxes . 1,855 2,674 1,533 Changes in operating assets and liabilities: Trade receivables (3,268) 742 1,095 Inventories . (1,855) 3,099 (1,835) Trade accounts payable and other liabilities (81) (549) (1,443) Product liability . (3,533) (3,568) (2,229) Prepaid expenses and other assets (1,132) (386) (6,418) Income taxes . (451) 337 178 Cash provided by operating activities . 1,311 14,714 9,940 Investing Activities Property, plant, and equipment additions . (6,945) (3,996) (3,155) Purchases of short-term investments (123,098) (148,620) (145,392) Proceeds from sales or maturities of short-term investments . 144,693 148,370 159,574 Net proceeds from sale of real estate 1,580 10,909 322 Cash provided by investing activities 16,230 6,663 11,349 Financing Activities Dividends paid (16,146) (21,529) (21,529) Cash used by financing activities . (16,146) (21,529) (21,529) Increase (Decrease) in cash and cash equivalents 1,395 (152) (240) Cash and cash equivalents at beginning of year . 3,446 3,598 3,838 Cash and Cash Equivalents at End of Year . $4,841 $3,446 $3,598 See accompanying notes to financial statements.

Notes to Financial Statements 1. Significant Accounting Policies Organization Sturm, Ruger & Company, Inc. (the “Company”) is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company’s design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company’s firearms are sold through a select number of independent wholesale distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturers’ representatives to companies in a wide variety of industries. Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Principles of Consolidation The financial statements have been prepared from the Company’s books and records and include all of the Company’s accounts. All significant intercompany accounts and transactions have been eliminated. During 2003, two subsidiaries of the Company were merged into the parent. Certain prior year balances may have been reclassified to conform with current year presentation. Revenue Recognition Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, when product is shipped and the customer takes ownership and assumes risk of loss. Cash Equivalents The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents. Short-term Investments Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury instruments, all maturing within one year. The income from short-term investments is included in other income — net. The Company intends to hold these investments until maturity. Inventories — Restated Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $53.6 million and $49.4 million at December 31, 2004 and 2003, respectively. During 2003, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $0.2 million. Property, Plant, and Equipment Property, plant, and equipment are stated on the basis of cost. Depreciation is computed using the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively. Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. Income Taxes Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of the Company’s assets and liabilities. Product Liability The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.

Advertising Costs The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2004, 2003, and 2002, were $2.5 million, $2.3 million, and $2.2 million, respectively. Shipping Costs Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.7 million, $1.7 million, and $1.6 million in 2004, 2003, and 2002, respectively. Stock Options The Company accounts for employee stock options under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Had compensation expense for the Plans been determined in accordance with SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data): 2004 2003 2002 Restated Net Income, As Reported . $4,823 $12,364 $8,467 Add: Recognized stock-based employee compensation, net of tax . — — 10 Deduct: Employee compensation expense determined under fair value method, net tax (28) (387) (387) Pro forma $4,795 $11,977 $8,090 Earnings per share, (Basic and Diluted): As Reported . $0.18 $0.46 $0.31 Pro forma . $0.18 $0.44 $0.30 Earnings Per Share Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2004, 2003, and 2002. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,930,000 in 2004, 26,919,400 in 2003, and 27,002,200 in 2002. Recent Accounting Pronouncements In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company has not completed its evaluation of the impact that the adoption of this statement will have on its financial position or results of operations. In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which requires that the cost resulting for all share-based payment transactions be recognized in the financial statements. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations.

Notes to Financial Statements (Continued) 2. Restatement of 2004 Financial Statements The financial statements as of and for the year ended December 31, 2004 have been restated to reduce the LIFO inventory reserve by $0.9 million at December 31 2004 and reduce cost of goods sold by $0.9 million and increase income taxes, net income and earnings per share by $0.3 million, $0.5 million and $0.02, respectively, for the year ended December 31, 2004. The misstatement was caused by an error in the calculation of the LIFO index. The restatement affected the amounts previously reported in notes 3, 9 and 10. The following table presents a summary of the restatement adjustments described above on the Company’s Balance Sheet as of December 31, 2004 and Statement of Income for the year then ended. As Previously Reported Adjustments As Restated Balance Sheet Inventories: Finished Products $13,289 $232 $13,521 Materials and Products in Process . 36,230 634 36,864 Total Inventories 49,519 866 50,385 Prepaid Expenses and Other Current Assets 4,383 (347) 4,036 Total Current Assets . 109,700 519 110,219 Total Assets 146,941 519 147,460 Retained Earnings . 101,024 519 101,543 Stockholders’ Equity 120,168 519 120,687 Total Liabilities and Stockholders’ Equity . 146,941 519 147,460 Statement of Income Cost of Products Sold . $116,591 $ (866) $115,725 Gross Profit 29,033 866 29,899 Operating Profit . 6,158 866 7,024 Income Before Income Taxes . 7,185 866 8,051 Income Taxes 2,881 347 3,228 Net Income 4,304 519 4,823 Basic and Diluted Earnings Per Share $0.16 $0.02 $0.18 The restatement did not result in any changes to cash and cash equivalents as of December 31, 2004 or any changes to the net cash flows from operating, investing or financing activities in the Statement of Cash Flows for the year ended December 31, 2004, although it did impact certain components of the net cash flow from operations. 3. Income Taxes The Federal and state income tax provision consisted of the following (in thousands): Year ended December 31, 2004 2003 2002 Restated Current Deferred Current Deferred Current Deferred Federal . $931 $1,556 $4,286 $2,286 $3,190 $1,303 State . 442 299 1,317 388 945 230 $1,373 $1,855 $5,603 $2,674 $4,135 $1,533

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands): December 31, 2004 2003 Deferred tax assets: Product liability $1,256 $2,673 Employee compensation and benefits 3,788 4,025 Allowances for doubtful accounts and discounts 507 677 Inventories 1,571 1,248 Additional minimum pension liability . 6,850 5,764 Other 1,511 1,145 Total deferred tax assets . 15,483 15,532 Deferred tax liabilities: Depreciation 1,475 1,416 Pension plans . 6,080 5,724 Other 305 —Total deferred tax liabilities . 7,860 7,140 Net deferred tax assets $7,623 $8,392 In accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pension Plan Costs,” changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to other comprehensive income. The effective income tax rate varied from the statutory Federal income tax rate as follows: Year ended December 31, 2004 2003 2002 Statutory Federal income tax rate 35.0% 35.0% 35.0% State income taxes, net of Federal tax benefit 6.2 5.4 5.4 Other items . (1.1) (0.3) (0.3) Effective income tax rate . 40.1% 40.1% 40.1% The Company made income tax payments of approximately $2.6 million, $2.8 million, and $6.4 million, during 2004, 2003, and 2002, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid. 4. Pension Plans The Company and its subsidiaries sponsor two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company. The cost of these defined benefit plans and the balances of plan assets and obligations are as follows (in thousands): Change in Benefit Obligation 2004 2003 Benefit obligation at January 1 $53,598 $47,788 Service cost 1,563 1,507 Interest cost 3,187 3,011 Actuarial loss . 2,560 3,033 Benefits paid . (1,794) (1,741) Benefit obligation at December 31 . 59,114 53,598 Change in Plan Assets Fair value of plan assets at January 1 46,440 38,806 Actual return on plan assets . 2,565 4,549 Employer contributions . 3,132 4,826 Benefits paid . (1,794) (1,741) Fair value of plan assets at December 31 . 50,343 46,440 Funded status (8,771) (7,158) Unrecognized net actuarial loss . 19,548 16,679 Unrecognized prior service cost 1,741 2,063 Unrecognized transition obligation (asset) 11 22 Net amount recognized . $12,529 $11,606 Weighted Average Assumptions for the years ended December 31, 2004 2003 Discount rate . 6.0% 6.5% Expected long-term return on plan assets 8.0% 8.0% Rate of compensation increases 5.0% 5.0% Components of Net Periodic Pension Cost Service cost $1,563 $1,507 Interest cost 3,187 3,011 Expected return on assets (3,743) (3,231) Amortization of unrecognized transition asset 11 11 Recognized gains 870 770 Prior service cost recognized . 320 566 Net periodic pension cost . $2,208 $2,634

Notes to Financial Statements (Continued) Amounts Recognized on the Balance Sheet 2004 2003 Accrued benefit liability . $ (6,337) $ (4,729) Intangible asset . 1,741 1,926 Accumulated other comprehensive income, net of tax 10,275 8,645 Deferred tax asset . 6,850 5,764 $12,5299, $11,606 Weighted Average Assumptions as of December 31, Discount rate . 5.75% 6.00% Rate of compensation increases 5.00% 5.00% Information for Pension Plans with an Accumulated Benefit Obligation in excess of plan assets 2004 2003 Projected benefit obligation $59,114 $53,598 Accumulated benefit obligation . $56,680 $51,169 Fair value of plan assets $50,343 $46,440 Pension Weighted Average Asset Allocations as of December 31, Debt securities 66% 70% Equity securities . 28% 27% Money market funds . 6% 3% 100% 100% The estimated future benefit payments for the defined benefit plans, which reflect future service as appropriate, for each of the next five years and the total amount for years six through ten, are as follows: 2005-$2.1 million, 2006-$2.2 million, 2007-$2.3 million, 2008-$2.6 million, 2009-$2.9 million and for the five year period ending 2014-$18.3 million. The accumulated benefit obligation for all the defined benefit pension plans was $56.7 million and $51.2 million as of December 31, 2004 and 2003, respectively. Intangible assets are included in other assets in the balance sheet. The measurement dates of the assets and liabilities of all plans presented for 2004 and 2003 were December 31, 2004 and December 31, 2003, respectively. The Company expects to contribute $2.7 million in the form of cash payments to its pension plans in 2005. None of this contribution is required by funding regulations or laws. The investment objective is to produce income and long-term appreciation through a target asset allocation of 75% debt securities and other fixed income investments including cash and short-term instruments, and 25% of equity investments, to provide for the current and future benefit payments of the plans. The pension plans are not invested in the common stock of the Company. The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return. The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $0.7 million, $1.5 million, and $1.6 million in 2004, 2003, and 2002, respectively. In accordance with SFAS No. 87, “Employers’ Accounting for Pension Costs,” the Company recorded an additional minimum pension liability, net of tax which decreased comprehensive income by $1.6 million, $0.6 million, and $7.9 million in 2004, 2003, and 2002, respectively. 5. Stock Incentive and Bonus Plans In 1998, the Company adopted, and in May 1999 the shareholders approved, the 1998 Stock Incentive Plan (the “1998 Plan”) under which employees may be granted options to purchase shares of the Company’s Common Stock and stock appreciation rights. The Company has reserved 2,000,000 shares for issuance under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. To date, no stock appreciation rights have been granted. On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the “2001 Plan”) under which non-employee directors are granted options to purchase shares of the Company’s authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately and the remaining options vest ratably over three years.

The following table summarizes the activity of the Plans: Weighted Average Shares Exercise Price Outstanding at December 31, 2001 . 1,490,000 $11.65 Granted . — —Exercised — —Canceled (160,000) 11.94 Outstanding at December 31, 2002 . 1,330,000 11.62 Granted . — —Exercised — —Canceled (235,000) 11.94 Outstanding at December 31, 2003 . 1,095,000 11.55 Granted . — —Exercised — —Canceled (20,000) 9.88 Outstanding at December 31, 2004 . 1,075,000 $11.58 There were 1,027,000 exercisable options at December 31, 2004, with a weighted average exercise price of $11.65 and an average contractual life remaining of 4.3 years. At December 31, 2004, an aggregate of 1,125,000 shares remain available for grant under the Plans. The weighted average fair value of options granted under the Plans was estimated at $1.87 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2001: dividend yield of 8.0%, expected volatility of 34.3%, risk free rate of return of 2.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different. The Company’s Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2004, 502,000 shares of Common Stock were reserved for future awards. 6. Contingent Liabilities As of December 31, 2004, the Company is a defendant in approximately 9 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories: (i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of “strict liability” but also may be based on negligence, breach of warranty, and other legal theories, and (ii) Those brought by cities, municipalities, counties, associations, individuals and one state Attorney General against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company’s products. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and the Attorney General based, among other reasons, on established state law precluding recovery by municipalities for es sential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

Notes to Financial Statements (Continued) Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because the Company’s experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in the Company’s product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis. A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $435 million and $436 million at December 31, 2004 and 2003, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal. Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company’s financial results for a particular period. 7. Asset Impairment Charges In 2002 the Company recognized asset impairment charges of $3.3 million related to certain assets in the investment castings segment. As a result of the significant reduction in sales and substantial losses incurred by this segment, in 2002 the Company evaluated the recoverability of certain assets and wrote off $1.0 million of a building and $2.3 million of machinery and equipment. The Company was required to reduce the carrying value of the assets to fair value and recognized asset impairment charges, because the carrying value of the affected assets exceeded the projected future undiscounted cash flows. The fair value of the building was based on available market data and the fair value of the machinery and equipment was based on estimated discounted cash flows from the assets. A similar evaluation of the recoverability of other certain assets in the investment castings segment was performed in 2003 and 2004. These evaluations did not result in the recognition of an additional asset impairment charge. 8. Related Party Transactions In 2004, 2003, and 2002, the Company paid Newport Mills, of which William B. Ruger, Jr., Chairman and Chief Executive Officer of the Company, is the sole proprietor, $243,000, $243,000, and $222,750, respectively, for storage rental and office space. On July 17, 2003, the Company sold two automobiles to Mr. Ruger, Jr. for $60,000. 9. Operating Segment Information The Company has two reportable operating segments: firearms and investment castings. The firearms segment manufactures and se lls rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment consists of two operating divisions which manufacture and sell titanium and steel investment castings. Corporate segment income relates to interest income on short-term investments, the sale of non-operating assets, and other non-operating activities. Corporate segment assets consist of cash and short-term investments and other non-operating assets. The Company evaluates performance and allocates resources, in part, based on profit or loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company’s cost plus a fixed profit percentage. The $3.3 million asset impairment charges recorded in 2002 are included in the investment castings segment. The Company’s assets are located entirely in the United States and export sales are insignificant. Revenues from one customer in the firearms segment totaled $16.0 million in 2004. Revenues from another customer in the firearms segment totaled $15.7 million and $15.5 million in 2004 and 2003, respectively. Revenues from a third customer in the firearms segment totaled $15.1 million, $24.8 million, and $24.0 million in 2004, 2003, and 2002, respectively.

Year ended December 31, (in thousands) 2004 2003 2002 Restated Net Sales Firearms $124,924 $130,558 $139,762 Castings Unaffiliated 20,700 17,359 21,825 Intersegment 14,363 15,653 17,679 35,063 33,012 39,504 Eliminations . (14,363) (15,653) (17,679) $145,624 $147,917 $161,587 Income (Loss) Before Income Taxes Firearms $10,811 $18,392 $23,673 Castings (3,942) (4,439) (11,230) Corporate 1,182 6,688 1,692 $8,051 $20,641 $14,135 Identifiable Assets Firearms $77,824 $72,600 $79,301 Castings 19,657 17,939 19,394 Corporate . 49,979 72,334 85,263 $147,460 $162,873 $183,958 Depreciation Firearms $3,220 $3,301 $3,448 Castings 2,607 2,622 4,042 $5,827 $5,923 $7,490 Capital Expenditures Firearms $4,403 $3,215 $2,767 Castings 2,542 781 388 $6,945 $3,996 $3,155 10. Quarterly Results of Operations (Unaudited) The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2004 (in thousands, except per share data): Three Months Ended 3/31/04 6/30/04 9/30/04 12/31/04 Restated Net sales $40,237 $32,713 $35,380 $37,295 Gross profit 12,211 4,762 4,998 7,928 Net income (loss) . 3,879 (461) (20) 1,425 Basic and diluted earnings (loss) per share . 0.14 (0.02) — 0.05 Three Months Ended 3/31/03 6/30/03 9/30/03 12/31/03 Net sales . $41,132 $31,801 $36,820 $38,164 Gross profit . 12,437 6,507 5,718 10,066 Net income . 4,527 1,035 3,852 2,950 Basic and diluted earnings per share 0.17 0.04 0.14 0.11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board of Directors and Stockholders Sturm, Ruger & Company, Inc.: We have audited the accompanying balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the financial statements, we also have audited the accompanying financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. As discussed in note 2 to the financial statements, the Company has restated its financial statements as of December 31, 2004 and for the year then ended. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sturm, Ruger & Company Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005, except as to the third, fifth, and sixth paragraphs of Management’s Report on Internal Control Over Financial Reporting (restated), which are as of March 31, 2006, expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting as of December 31, 2004. Stamford, Connecticut March 8, 2005, except as to note 2 to the financial statements which is as of March 31, 2006

The Board of Directors and Stockholders Sturm, Ruger & Company, Inc: Restatement As discussed in Note 2 to the financial statements contained in Item 8 of this Amendment and Item 4.02(a) of the Company’s Current Report on Form 8-K filed on March 14, 2006, management of the Company has amended its Annual Report on Form 10-K for the year ended December 31, 2004. The determination to restate these financial statements was made after an error in the calculation of the LIFO index as of December 31, 2004 was identified. Evaluation of Disclosure Controls and Procedures The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2004, our disclosure controls and procedures over financial reporting were not effective because of the material weaknesses discussed below under “Management’s Report on Internal Control over Financial Reporting.” Management’s Report on Internal Control over Financial Reporting (Restated) The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2004. This evaluation was performed based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In the Company’s previously filed Annual Report on Form 10-K for the year ended December 31, 2004, management concluded that the Company’s internal control over financial reporting as of December 31, 2004 was effective based upon the criteria in COSO. However, in March, 2006, the Company determined that it needed to restate certain of its previously issued financial statements. As a result of such financial statement restatement, management reassessed the Company’s internal control over financial reporting using the COSO criteria and identified a material weakness in internal control over financial reporting as of December 31, 2004. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the Company did not maintain adequate supervisory review controls over the data used to calculate the LIFO index. This control deficiency resulted in a material error that required the Company to restate its previously issued financial statements as of and for the year ended December 31, 2004. Also, this control deficiency results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. As a result of the aforementioned material weakness as of December 31, 2004, management has revised its previously reported assessment of the effectiveness of internal control over financial reporting and has concluded that, as of December 31, 2004, the Company’s internal control over financial reporting was not effective. Management’s restated assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K/A. Plan for Remediation of Material Weaknesses Subsequent to December 31, 2005, the Company has taken steps towards remediation of the material weakness described above. Specifically, the Company has implemented additional procedures related to the review of data used in the LIFO index calculation. Changes in Internal Control over Financial Reporting There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter (quarter ended December 31, 2004) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board of Directors and Stockholders Sturm, Ruger & Company, Inc.: We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (restated), that Sturm, Ruger & Company, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sturm, Ruger & Company Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s restated assessment as of December 31, 2004: The Company did not maintain adequate supervisory review controls over the data used to calculate the LIFO index. This control deficiency resulted in a material error that required the Company to restate its previously issued financial statements as of and for the year ended December 31, 2004. Also, this control deficiency results in m ore than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. As stated in the sixth paragraph of Management’s Report on Internal Control Over Financial Reporting (restated), management’s assessment of the effectiveness of Sturm, Ruger & Company, Inc.’s internal control over financial reporting has been restated to reflect the aforementioned material weakness in internal control over financial reporting. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements (as restated), and this report does not affect our report dated March 8, 2005, except as to note 2 to the financial statements which is as of March 31, 2006, which expressed an unqualified opinion on those financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM In our opinion, management’s restated assessment that Sturm, Ruger & Company Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Sturm, Ruger & Company, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by COSO. Stamford, Connecticut March 8, 2005, except as to the third, fifth, and sixth paragraphs of Management’s Report on Internal Control Over Financial Reporting (restated), which are as of March 31, 2006 Corporate Disclosure The Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange governance listing standards. The Section 302 Chief Executive Officer and Chief Financial Officer certification has been filed as an exhibit to the Company’s Form 10-K/A.

Stockholder Information Common Stock Data The Company’s Common Stock is traded on the New York Stock Exchange under the symbol “RGR.” At February 1, 2005, the Company had 1,973 stockholders of record. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock. Dividends High Low Per Share 2004: First Quarter . $13.26 $10.98 $.20 Second Quarter 13.43 10.50 .20 Third Quarter 11.63 8.12 .10 Fourth Quarter . 9.55 8.35 .10 2003: First Quarter . $11.20 $8.76 $.20 Second Quarter . 10.29 8.24 .20 Third Quarter . 11.97 10.06 .20 Fourth Quarter 11.75 10.40 .20 Corporate Governance Information Our Corporate Code of Business Conduct and Ethics, Corporate Board Governance Guidelines, and charters for our Nominating and Corporate Governance, Audit, and Compensation Committees are posted on our Stockholder Relations section of our corporate website at www.ruger.com. Simply click on “Corporate Governance Documents.” Written copies may also be obtained by telephoning our Corporate Secretary’s office at 203-259-7843, or by written request to the Corporate Headquarters at One Lacey Place, Southport, CT 06890. Shareholders, employees, or other persons wishing to anonymously report to the Board of Directors’ Audit Committee any suspected accounting irregularities, auditing fraud, violations of our corporate Compliance Program, or violations of the Company’s Code of Business Conduct and Ethics, may do so by telephoning 1-800-826-6762. This service is independently monitored 24 hours a day, 7 days a week. Annual Meeting The Annual Meeting of Stockholders was held on May 3, 2005 at the Lake Sunapee Country Club, New London, New Hampshire, at 10:30 am. May 4, 2 004 at the Lake Sunapee Country Club, Principal Banks Bank of America, Southport, Connecticut Lake Sunapee Savings Bank, Newport, New Hampshire Sugar River Savings Bank, Newport, New Hampshire Bank One, Arizona, NA, Prescott, Arizona Transfer Agent Computershare Investor Services, L.L.C. Attention: Shareholder Communications 2 North LaSalle Street P.O. Box A3504 Chicago, IL 60690-5190 www.computershare.com Independent Registered Public Accounting Firm KPMG LLP, Stamford, Connecticut Corporate Address To correspond with the Company or to request a copy of the Annual Report on Form 10-K for 2004 free of charge, please visit our website www.ruger.com or write to: Corporate Secretary Sturm, Ruger & Company, Inc. One Lacey Place Southport, Connecticut 06890 Telephone: 203-259-7843 Fax: 203-256-3367 Facilities All Ruger firearms and investment castings are proudly designed and manufactured by American workers at Ruger facilities in Newport, New Hampshire and Prescott, Arizona. Corporate Headquarters is located in Southport, Connecticut U.S.A. Directors William B. Ruger, Jr. Chairman Stephen L. Sanetti Vice Chairman Richard T. Cunniff* Vice Chairman, Ruane, Cunniff & Co., Inc. Townsend Hornor* Corporate Director John M. Kingsley, Jr.* Corporate Director James E. Service* Consultant Director Officers William B. Ruger, Jr. Chief Executive Officer Stephen L. Sanetti President and Chief Operating Officer Thomas A. Dineen Treasurer and Chief Financial Officer Leslie M. Gasper Corporate Secretary * Audit Committee Member, Compensation Committee Member, and Nominating and Corporate Governance Committee Member