Form 10-K, Exhibit 13
period 2005-12-31
STURM RUGER & CO INC
filed 2006-05-01
CIK 95029

Directors and Officers

Directors James E. Service*	Officers Stephen L. Sanetti
Vice Admiral (USN, Ret.) Chairman of the Board	President and Interim Chief Executive Officer

Stephen L. Sanetti Vice Chairman John A. Cosentino, Jr.* Partner, Ironwood Manufacturing Fund Richard T. Cunniff* Vice Chairman Ruane, Cunniff & Goldfarb, Inc.	Robert R. Stutler Vice President of Prescott Operations Thomas A. Dineen Treasurer and Chief Financial Officer Leslie M. Gasper Corporate Secretary
John M. Kingsley, Jr.* Corporate Director
* Audit Committee Member, Compensation Committee Member, and Nominating and Corporate Governance Committee Member
Selected Financial Data
(Dollars in thousands, except per share data)

	December 31,
	2005	2004	2003	2002	2001

Net firearms sales	$132,805	$124,924	$130,558	$139,762	$147,622
Net castings sales	21,917	20,700	17,359	21,825	26,708

Total net sales	154,722	145,624	147,917	161,587	174,330

Cost of products sold	128,343	115,725	113,189	125,376	134,449
Gross profit	26,379	29,899	34,728	36,211	39,881
Income before income taxes	1,442	8,051	20,641	14,135	22,199
Income taxes	578	3,228	8,277	5,668	8,702
Net income	864	4,823	12,364	8,467	13,497
Basic and diluted earnings per share	0.03	0.18	0.46	0.31	0.50
Cash dividends per share	$0.30	$0.60	$0.80	$0.80	$0.80

	December 31,
	2005	2004	2003	2002	2001

Working capital	$83,522	$290,947	$102,715	$103,116	$118,760
Total assets	139,639	147,460	162,873	183,958	204,378
Total stockholders’ equity	111,578	120,687	133,640	137,983	164,340
Book value per share	$4.15	$4.48	$4.97	$5.13	$6.11
Return on stockholders’ equity	0.8%	4.0%	9.3%	6.1%	8.0%
Current ratio	5.5 to 1	5.7 to 1	5.7 to 1	4.8 to 1	6.1 to 1
Common shares outstanding	26,910,700	26,910,700	26,910,700	26,910,700	26,910,700
Number of stockholders of record	1,922	1,977	2,036	2,026	2,064
Number of employees	1,250	1,291	1,251	1,418	1,547
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
     The Company is the only U.S. firearms manufacturer which offers products in all four industry product categories – rifles, shotguns, pistols, and revolvers. The Company’s firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.
     Investment castings manufactured are of steel and titanium alloys. Investment castings are sold either directly to or through manufacturers’ representatives to companies in a wide variety of industries.
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
Results of Operations
Year ended December 31, 2005, as compared to year ended December 31, 2004:
     Consolidated net sales of $154.7 million were achieved by the Company in 2005 representing an increase of $9.1 million or 6.2% from net sales of $145.6 million in 2004.
     Firearms segment net sales increased by $7.9 million or 6.3% to $132.8 million in 2005 from $124.9 million in the prior year. Firearms unit shipments for 2005 increased 1.1% from 2004, as the increase in shipments of pistols and shotguns was largely offset by the decline in shipments of rifles and revolvers. The increase in pistol shipments in 2005 is attributable to the new Mark III pistols and the P345 centerfire pistols. In 2004, rifle shipments benefited from the popularity of the 40th Anniversary 10/22 carbine, which was available only in 2004. A modest price increase and a change in mix from lower priced products to higher priced products resulted in the greater increase in sales versus unit shipments.
     In 2005, the Company offered a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2004. Effective January 1, 2006, the Company instituted a unilateral minimum distributor resale price policy for its firearms. The impact of this policy on the Company’s future sales is unknown.
     Casting segment net sales increased 5.8% to $21.9 million in 2005 from $20.7 million in 2004 as a result of higher unit volume. Increased sales were generated from existing customers as well as several new customers in 2005, in a variety of industries.
     Consolidated cost of products sold for 2005 was $128.3 million compared to $115.7 million in 2004, representing an increase of 10.9%. This increase of $12.5 million was primarily attributable to increased sales, and increased unitary overhead expenses resulting from a reduction in firearm production volume, and increased product liability costs.
     Gross profit as a percentage of net sales decreased to 17.0% in 2005 from 20.5% in 2004. This deterioration was caused by less efficient firearms production due to lower rates of firearm production, increased product liability expenses, and was partially offset by more efficient production in the castings segment.
     Selling, general and administrative expenses increased 7.3% to $24.5 million in 2005 from $22.9 million in 2004 due principally to severance costs associated with several employee actions taken predominantly in the fourth quarter of 2005.
     Total other income decreased from $1.0 million in 2004 to $0.1 million in 2005. Included in total other income in 2004 was a $0.9 million gain from the sale of the property and building that housed the Company’s Uni-Cast division prior to its sale in 2000. The Company’s earnings on short-term investments increased in 2005 as a result of more favorable interest rates, partially offset by reduced principal.
     The effective income tax rate of 40.1% remained consistent in 2005 and 2004.
     As a result of the foregoing factors, consolidated net income in 2005 decreased to $0.9 million from $4.8 million in 2004, representing a decrease of $3.9 million or 81.8%.
Results of Operations
Year ended December 31, 2004, as compared to year ended December 31, 2003
     Net sales of $145.6 million were achieved by the Company in 2004 representing a decrease of $2.3 million or 1.6% from net sales of $147.9 million in 2003.
     Firearms segment net sales decreased by $5.6 million or 4.3% to $124.9 million in 2004 from $130.6 million in the prior year. Firearms unit shipments for 2004 decreased 8.0% from 2003, as shipments of revolvers and pistols declined sharply. Shipments during the latter half of 2003, especially the fourth quarter, improved due in large part to the introduction of several new product offerings. A modest price increase and a change in mix from lower priced products to higher priced products resulted in the lesser decline in sales versus unit shipments. In 2003, revolver shipments benefited from the popularity of the New Model Single Six revolver in .17 HMR caliber and the 50th

Anniversary Ruger New Model Single Six revolver, which was available only in 2003. Similarly, pistol shipments in 2003 reflected strong demand for the MK-4NRA, a .22 caliber pistol commemorating William B. Ruger, the Company’s founder.
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
Financial Condition
Operations
     At December 31, 2005, the Company had cash, cash equivalents and short-term investments of $26.0 million, working capital of $83.5 million and a current ratio of 5.5 to 1.
     Cash provided by operating activities was $5.2 million, $1.3 million, and $14.7 million in 2005, 2004, and 2003, respectively. The increase in cash provided by operations in 2005 is primarily attributable to the decrease in inventories and trade receivables in 2005 compared to an increase in inventories and receivables in 2004, partially offset by the decline in net income. The decrease in cash provided in 2004 is principally the result of a reduction in net income and increases in trade receivables, prepaid expenses and other assets, and inventories compared with reductions in trade receivables, prepaid expenses and other assets, and inventories in 2003. The fluctuations in prepaid and other assets reflects a prepaid income tax asset at December 31, 2005 and 2004, and the increase in trade receivables in 2004 is attributable to timing of certain customer payments, and the increase in inventories in 2004 resulted from decreased firearm sales.
     Until November 30, 2004, the Company followed a common industry practice of offering a “dating plan” to its firearms customers on selected products, which allowed the customer to buy the products commencing in December, the start of the Company’s marketing year, and pay for them on extended terms. Discounts were offered for early payment. The dating plan provided a revolving payment plan under which payments for all shipments made during the period December through February were made by April 30. Shipments made in subsequent months were paid for within a maximum of 120 days. On December 1, 2004, the Company modified the payment terms on these selected products whereby payment is now due 45 days after shipment. Discounts were offered for early payment. On December 1, 2005, the Company effectively discontinued the dating plan. Dating plan receivable balances were $6.3 million at December 31, 2004.
     The Company purchases its various raw materials from a number of suppliers. There is, however, a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices, the Company’s results would be adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)
Investing and Financing
     Capital expenditures during the past three years averaged $5.3 million per year. In 2006, the Company expects to spend approximately $4.0 million on capital expenditures to continue to upgrade and modernize equipment at each of its manufacturing facilities. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.
     In 2005 the Company paid dividends of $8.1 million. This amount reflects a quarterly dividend of $.10 per share paid in March, June and September 2005. On October 20, 2005, the Company’s Board of Directors voted to forego the fourth quarter dividend. On January 31, 2006, the Company’s Board of Directors voted to forego the first quarter dividend for 2006. Future dividends depend on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company’s need for funds.
     Historically, the Company has not required external financing. Based on its cash flow and unencumbered assets, the Company believes it has the ability to raise substantial amounts of short-term or long-term debt. The Company does not anticipate a need for significant external financing in 2006.
Contractual Obligations
     The table below summarizes the Company’s significant contractual obligations at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company’s balance sheet as current liabilities at December 31, 2005.
     “Purchase Obligations” as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company’s purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also included in “Purchase Obligations” in the table. Certain of the Company’s purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-term investments.
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
     Until November 30, 1998, the “Brady Law” mandated a nation wide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long

Payment due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	—	—	—	—	—

Capital Lease Obligations	—	—	—	—	—

Operating Lease Obligations	—	—	—	—	—

Purchase Obligations	$20,197	$20,197	—	—	—

Other Long-Term Liabilities Not Reflected on the Registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$20,197	$20,197	—	—	—

\

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
Firearms Litigation
     The Company is a defendant in a number of lawsuits involving its products and is aware of certain other such claims. The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.
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
     Of the lawsuits brought by municipalities or a state Attorney General, twenty-one have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff’s petition for leave to appeal the Intermediate Appellate Court’s dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs’ motion to appeal Missouri Appellate Court’s affirmance of dismissal; Chicago – Illinois Supreme Court denied plaintiffs’ petition for rehearing; and Los Angeles City, Los Angeles County, and San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal. On September 26, 2005, the Cleveland municipal lawsuit was dismissed due to Cleveland’s failure to prosecute the case.
     The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as “machine guns” under

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)
the city’s “strict liability” law. On October 19, 2004, the D.C. Court of Appeals vacated the court’s judgment, which dismissed the city’s claim against firearms manufacturers but let stand certain individuals’ claims against the manufacturers of firearms allegedly used in criminal assaults against plaintiffs under the Washington, D.C. “Strict Liability Act,” subject to proof of causation. The appellate court in an en banc hearing unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing “strict liability” for manufacturers of “machine guns.” Based on present information, none of the Company’s products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case has been remanded to the trial court for further proceedings. The defendants subsequently have moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act.
     The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act. The motion is pending.
     In the previously reported NewYork City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants’ motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit.
     In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP’s claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP’s motion to dismiss the defendants’ appeal of Judge Weinstein’s order denying defendants’ motion to strike his dicta made in his order dismissing the NAACP’s case, and the defendants’ motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.
     Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the “Protection of Lawful Commerce in Arms Act” was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims.
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
     The Company self-insures a significant amount of its product liability, workers compensation, medical, and other insurance. It also carries significant deductible amounts on various insurance policies.
     The valuation of the future defined benefit pension obligations at December 31, 2005 indicated that these plans were underfunded. While this estimation has no bearing on the actual funded status of the pension plans, it results in the recognition of a cumulative other comprehensive loss of $12.2 million and $10.3 million at December 31, 2005 and 2004, respectively.
     The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.
     Inflation’s effect on the Company’s operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis. Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus, reduces distortion in reported income. The Company’s financial results for 2005 were adversely affected by the significant inflation in the cost of certain commodities, particularly titanium, steel, and utilities.
Critical Accounting Policies
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates.
     The Company believes the determination of its product liability accrual is a critical accounting policy. The Company’s management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.
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
Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151,“Inventory Costs — an amendment of ARB No. 43, Chapter 4” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 123R,“Share-Based Payment”, which requires that the cost resulting for all share-based payment transactions be recognized in the financial statements. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for the first interim period in annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial position or results of operations.
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

Balance Sheets (Dollars in thousands, except per share data)

December 31,	2005	2004

Assets
Current Assets
Cash and cash equivalents	$4,057	$4,841
Short-term investments	21,926	28,430
Trade receivables, less allowances for doubtful accounts ($351 and $373) and discounts ($346 and $555)	15,777	16,082
Inventories:
Finished products	9,997	13,521
Materials and products in process	38,729	36,864

	48,726	50,385
Deferred income taxes	6,018	6,445
Prepaid expenses and other current assets	5,442	4,036

Total Current Assets	101,946	110,219

Property, Plant, and Equipment
Land and improvements	1,652	1,652
Buildings and improvements	23,501	31,329
Machinery and equipment	100,903	99,220
Dies and tools	29,118	28,233

	155,174	160,434
Allowances for depreciation	(131,808)	(132,860)

	23,366	27,574
Deferred income taxes	3,200	1,178
Other assets	11,127	8,489

Total Assets	$139,639	$147,460

December 31,	2005	2004

Liabilities and Stockholders’ Equity
Current Liabilities
Trade accounts payable and accrued expenses	$3,619	$5,281
Product liability	1,207	1,968
Employee compensation and benefits	7,544	5,868
Workers’ compensation	5,119	5,387
Income taxes	935	768

Total Current Liabilities	18,424	19,272

Accrued pension liability	8,648	6,337
Product liability	989	1,164

Contingent liabilities (Note 6)	—	—

Stockholders’ Equity
Common stock, non-voting, par value $1:
Authorized shares – 50,000; none issued	—	—
Common stock, par value $1:
Authorized shares – 40,000,000
Issued and outstanding shares – 26,910,700	26,911	26,911
Additional paid-in capital	2,508	2,508
Retained earnings	94,334	101,543
Accumulated other comprehensive income (loss)	(12,175)	(10,275)

Total Stockholders’ Equity	111,578	120,687

Total Liabilities and Stockholders’ Equity	$139,639	$147,460

See accompanying notes to financial statements.

Statements of Income
(In thousands, except per share data)

Year ended December 31,	2005	2004	2003

Net firearms sales	$132,805	$124,924	$130,558
Net castings sales	21,917	20,700	17,359

Total net sales	154,722	145,624	147,917

Cost of products sold	128,343	115,725	113,189

Gross profit	26,379	29,899	34,728
Expenses:
Selling	17,271	16,700	15,189
General and administrative	7,271	6,175	5,827
Impairment of long-lived assets	483	—	—

	25,025	22,875	21,016

Operating profit	1,354	7,024	13,712

Gain on sale of real estate	—	874	5,922
Other income-net	88	153	1,007

Total other income	88	1,027	6,929

Income before income taxes	1,442	8,051	20,641

Income taxes	578	3,228	8,277

Net Income	$864	$4,823	$12,364

Basic and Diluted Earnings Per Share	$0.03	$0.18	$0.46

Cash Dividends Per Share	$0.30	$0.60	$0.80

See accompanying notes to financial statements.
Statements of Stockholders’ Equity
(Dollars in thousands)

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance at December 31, 2002	$26,911	$2,508	$116,649	$(8,085)	$137,983
Net income			12,364		12,364
Additional minimum pension liability, net of deferred taxes of $373				(560)	(560)

Comprehensive income					11,804

Cash dividends			(16,147)		(16,147)

Balance at December 31, 2003	26,911	2,508	112,866	(8,645)	133,640
Net income			4,823		4,823
Additional minimum pension liability, net of deferred taxes of $1, 086				(1,630)	(1,630)

Comprehensive income					3,193

Cash dividends			(16,146)		(16,146)

Balance at December 31, 2004	26,911	2,508	101,543	(10,275)	120,687
Net income			864		864
Additional minimum pension liability, net of deferred taxes of $1, 267				(1,900)	(1,900)

Comprehensive income					(1,036)

Cash dividends			(8,073)		(8,073)

Balance at December 31, 2005	$26,911	$2,508	$94,334	$(12,175)	$111,578

See accompanying notes to financial statements.

Statements of Cash Flows (In thousands)

Year ended December 31,	2005	2004	2003

Operating Activities
Net income	$864	$4,823	$12,364
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,440	5,827	5,923
Impairment of long-lived assets	483	—	—
Gain on sale of real estate	—	(874)	(5,922)
Deferred income taxes	(328)	1,855	2,674
Changes in operating assets and liabilities:
Trade receivables	305	(3,268)	742
Inventories	1,659	(1,855)	3,099
Trade accounts payable and other liabilities	13	(81)	(549)
Product liability	(936)	(3,533)	(3,568)
Prepaid expenses and other assets	(2,422)	(1,132)	(386)
Income taxes	167	(451)	337

Cash provided by operating activities	5,245	1,311	14,714

Investing Activities
Property, plant, and equipment additions	(4,460)	(6,945)	(3,996)
Purchases of short-term investments	(125,245)	(123,098)	(148,620)
Proceeds from sales or maturities of short-term investments	131,749	144,693	148,370
Net proceeds from sale of real estate	—	1,580	10,909

Cash provided by investing activities	2,044	16,230	6,663

Financing Activities
Dividends paid	(8,073)	(16,146)	(21,529)

Cash used by financing activities	(8,073)	(16,146)	(21,529)

(Decrease) Increase in cash and cash equivalents	(784)	1,395	(152)
Cash and cash equivalents at beginning of year	4,841	3,446	3,598

Cash and Cash Equivalents at End of Year	$4,057	$4,841	$3,446

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
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
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
Short-term Investments
     Short-term investments are recorded at cost plus accrued interest, which approximates market, and are principally United States Treasury instruments, all maturing within one year. The income from short-term investments is included in other income – net. The Company intends to hold these investments until maturity.
Accounts Receivable
     The Company has 4 customers whose accounts receivable balances total 18%, 15%, 13% and 12% of total accounts receivable at December 31, 2005. The Company establishes an allowance for doubtful accounts based on the credit worthiness of its customers and historical experience. Bad debt expense has been immaterial during the last three years.
Inventories
     Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $59.6 million and $53.6 million at December 31, 2005 and 2004, respectively. During 2005, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $0.1 million.
Property, Plant, and Equipment
     Property, plant, and equipment are stated on the basis of cost. Depreciation is computed using the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively.
     Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. In 2005, $8.3 million of buildings and improvements no longer used in operations, and $5.6 million of corresponding accumulated depreciation were reclassified to other assets.
Income Taxes
     Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences”by applying enacted statutory rates applicable to future years to temporary differences between the financial statement carrying amounts and the tax basis of the Company’s assets and liabilities.

Notes to Financial Statements (Continued)
Product Liability
     The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.
Advertising Costs
     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2005, 2004, and 2003, were $2.0 million, $2.5 million, and $2.3 million, respectively.
Shipping Costs
     Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.9 million, $1.7 million, and $1.7 million in 2005, 2004, and 2003, respectively.
Stock Options
     The Company accounts for employee stock options under APB Opinion No. 25,“Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123,“Accounting for Stock-Based Compensation” as amended by SFAS No. 148,“Accounting for Stock-Based Compensation-Transition and Disclosure.” Had compensation expense for the Plans been determined in accordance with SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

	2005	2004	2003

Net Income
As Reported	$864	$4,823	$12,364
Deduct: Employee compensation expense determined under fair value method, net of tax	(26)	(28)	(387)

Pro forma	$838	$4,795	$11,977

Earnings per share (Basic and Diluted):
As Reported	$0.03	$0.18	$0.46
Pro forma	$0.03	$0.18	$0.44

Earnings Per Share
     Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 26,910,700 in 2005, 2004, and 2003. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 26,910,700 in 2005, 26,930,000 in 2004, and 26,919,400 in 2003.
Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151,“Inventory Costs — an amendment of ARB No. 43, Chapter 4” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 123R,“Share-Based Payment”, which requires that the cost resulting for all share-based payment transactions be recognized in the financial statements. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R is effective for the first interim period in annual reporting periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial position or results of operations.
2. Income Taxes
     The Federal and state income tax provision consisted of the following (in thousands):

Year ended December 31,	2005		2004		2003
	Current	Deferred	Current	Deferred	Current	Deferred

Federal	$690	$(260)	$931	$1,556	$4,286	$2,286
State	204	(56)	442	299	1,317	388

	$894	$(316)	$1,373	$1,855	$5,603	$2,674

     Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

December 31,	2005	2004

Deferred tax assets:
Product liability	$881	$1,256
Employee compensation and benefits	3,749	3,788
Allowances for doubtful accounts and discounts	316	507
Inventories	1,715	1,571
Additional minimum pension liability	8,117	6,850
Other	1,533	1,511

Total deferred tax assets	16,311	15,483

Deferred tax liabilities:
Depreciation	783	1,475
Pension plans	5,994	6,080
Other	316	305

Total deferred tax liabilities	7,093	7,860

Net deferred tax assets	$9,218	$7,623

     In accordance with the provisions of SFAS No. 87,“Employers’Accounting for Pension Plan Costs,”changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to other comprehensive income.
The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,	2005	2004	2003

Statutory Federal income tax rate	34.0%	35.0%	35.0%
State income taxes, net of Federal tax benefit	7.5	6.2	5.4
Other items	(1.4)	(1.1)	(0.3)

Effective income tax rate	40.1%	40.1%	40.1%

     The Company made income tax payments of approximately $3.1 million, $2.6 million, and $2.8 million, during 2005, 2004, and 2003, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.
3. Pension Plans
     The Company sponsors two defined benefit pension plans which cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.
     The cost of these defined benefit plans and the balances of plan assets and obligations are as follows (in thousands):

Change in Benefit Obligation	2005	2004

Benefit obligation at January 1	$59,114	$53,598
Service cost	1,650	1,563
Interest cost	3,340	3,187
Actuarial loss	2,248	2,560
Benefits paid	(1,871)	(1,794)

Benefit obligation at December 31	64,481	59,114

Change in Plan Assets

Fair value of plan assets at January 1	50,344	46,440
Actual return on plan assets	1,876	2,565
Employer contributions	2,857	3,132
Benefits paid	(1,871)	(1,794)

Fair value of plan assets at December 31	53,206	50,343

Funded status	(11,275)	(8,771)
Unrecognized net actuarial loss	22,920	19,548
Unrecognized prior service cost	1,484	1,741
Unrecognized transition obligation (asset)	—	11

Net amount recognized	$13,129	$12,529

Weighted Average Assumptions for
the years ended December 31,	2005	2004

Discount rate	5.75%	6.0%
Expected long-term return on plan assets	8.00%	8.0%
Rate of compensation increases	5.00%	5.0%

Components of Net Periodic Pension Cost

Service cost	$1,650	$1,563
Interest cost	3,340	3,187
Expected return on assets	(4,041)	(3,743)
Amortization of unrecognized transition asset	11	11

Recognized gains	1,041	870
Prior service cost recognized	257	320

Net periodic pension cost	$2,258	$2,208

Notes to Financial Statements (Continued)

Amounts Recognized on the Balance Sheet	2005	2004

Accrued benefit liability	$(8,648)	$(6,337)
Intangible asset	1,485	1,741
Accumulated other comprehensive income, net of tax	12,175	10,275
Deferred tax asset	8,117	6,850

	$13,129,	$12,529

Weighted Average Assumptions as of December 31,

Discount rate	5.50%	5.75%
Rate of compensation increases	5.00%	5.00%

Information for Pension Plans with an Accumulated Benefit Obligation in excess of plan assets	2005	2004

Projected benefit obligation	$64,481	$59,114
Accumulated benefit obligation	$61,854	$56,680
Fair value of plan assets	$53,206	$50,343

Pension Weighted Average Asset Allocations as of December 31,

Debt securities	70%	66%
Equity securities	27%	28%
Money market funds	3%	6%

	100%	100%

     The estimated future benefit payments for the defined benefit plans, which reflect future service as appropriate, for each of the next five years and the total amount for years six through ten, are as follows: 2006-$2.2 million, 2007-$2.3 million, 2008-$2.6 million, 2009-$2.9 million, 2010-$3.1 million and for the five year period ending 2015-$19.8 million.
     The accumulated benefit obligation for all the defined benefit pension plans was $61.9 million and $56.7 million as of December 31, 2005 and 2004, respectively. Intangible assets are included in other assets in the balance sheet.
     The measurement dates of the assets and liabilities of all plans presented for 2005 and 2004 were December 31, 2005 and December 31, 2004, respectively.
     The Company expects to contribute $2.0 million in the form of cash payments to its pension plans in 2006. None of this contribution is required by funding regulations or laws. The investment objective is to produce income and long-term appreciation through a target asset allocation of 75% debt securities and other fixed income investments including cash and short-term instruments, and 25% of equity investments, to provide for the current and future benefit payments of the plans. The pension plans are not invested in the common stock of the Company.
     The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.
     The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.5 million, $0.7 million, and $1.5 million in 2005, 2004, and 2003, respectively.
     In accordance with SFAS No. 87,“Employers’ Accounting for Pension Costs,” the Company recorded an additional minimum pension liability, net of tax which decreased comprehensive income by $1.9 million, $1.6 million, and $0.6 million in 2005, 2004, and 2003, respectively.
4. Restatement of 2004 Financial Statements
     The financial statements as of and for the year ended December 31, 2004 have been restated to increase inventory by $0.9 million at December 31, 2004 and reduce cost of goods sold by $0.9 million for the year ended December 31, 2004. The misstatement was caused by an error in the calculation of the 2004 LIFO index. This restatement increased net income by $0.5 million or $.02 per share for the year ended December 31, 2004.
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
     On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the “2001 Plan”) under which non-employee directors are granted options to purchase shares of the Company’s authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately upon grant and the remaining options vest ratably over three years.
     The following table summarizes the activity of the Plans:

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2002	1,330,000	$11.62
Granted	—	—
Exercised	—	—
Canceled	(235,000)	11.94

Outstanding at December 31, 2003	1,095,000	11.55
Granted	—	—
Exercised	—	—
Canceled	—	—

Outstanding at December 31, 2004	1,095,000	11.55
Granted	40,000	10.88
Exercised	—	—
Canceled	(115,000)	11.74

Outstanding at December 31, 2005	1,020,000	$11.50

     There were 973,000 exercisable options at December 31, 2005, with a weighted average exercise price of $11.55 and an average contractual life remaining of 3.3 years. At December 31, 2005, an aggregate of 1,180,000 shares remain available for grant under the Plans.
     The weighted average fair value of options granted under the Plans during 2005 was estimated at $1.89 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 8.0%, expected volatility of 44.3%, risk free rate of return of 4.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.
     The Company’s Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2005, 502,000 shares of Common Stock were reserved for future awards.
6. Contingent Liabilities
     As of December 31, 2005, the Company is a defendant in approximately 6 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:
(i)	Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of “strict liability” but also may be based on negligence, breach of warranty, and other legal theories, and

(ii)	Those brought by cities, municipalities, counties, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company’s products.
     Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, and counties, based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

Notes to Financial Statements (Continued)	20
     Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because the Company’s experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in the Company’s product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated liability and claims-handling expenses on an ongoing basis.
     A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $0.1 million and $435 million at December 31, 2005 and 2004, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.
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
7. Asset Impairment Charges
     In the fourth quarter of 2005 the Company recognized asset impairment charges of $0.3 million related to certain assets in the investment castings segment and $0.2 million related to an asset in the corporate segment. The Company was required to reduce the carrying value of these assets to fair value and recognized asset impairment charges because the carrying value of the affected assets exceeded their projected future undiscounted cash flows.
8. Related Party Transactions
     In 2005, 2004, and 2003, the Company paid Newport Mills, of which William B. Ruger, Jr., Chairman and Chief Executive Officer of the Company, is the sole proprietor, $205,500, $243,000, and $243,000, respectively, for storage rental and office space. As of December 31, 2005, the Company no longer occupies this storage and office space. On December 16, 2005, the Company sold two automobiles to Mr. Ruger, Jr. for $15,000. On July 17, 2003, the Company sold two automobiles to Mr. Ruger, Jr. for $60,000.
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
     Revenues from one customer in the firearms segment totaled $21.6 million and $16.0 million in 2005 and 2004, respectively. Revenues from another customer in the firearms segment totaled $15.9 million, $15.7 million and $15.5 million in 2005, 2004, and 2003, respectively. Revenues from a third customer in the firearms segment totaled $16.5 million, $15.1 million, and $24.8 million, in 2005, 2004, and 2003, respectively.

Year ended December 31, (in thousands)	2005	2004	2003

Net Sales
Firearms	$132,805	$124,924	$130,558
Castings
Unaffiliated	21,917	20,700	17,359
Intersegment	18,045	14,363	15,653

	39,962	35,063	33,012
Eliminations	(18,045)	(14,363)	(15,653)

	$154,722	$145,624	$147,917

Income (Loss) Before Income Taxes
Firearms	$2,524	$10,811	$18,392
Castings	(1,711)	(3,942)	(4,439)
Corporate	629	1,182	6,688

	$1,442	$8,051	$20,641

Identifiable Assets
Firearms	$73,035	$77,824	$72,600
Castings	17,751	19,657	17,939
Corporate	48,853	49,979	72,334

	$139,639	$147,460	$162,873

Depreciation
Firearms	$3,759	$3,220	$3,301
Castings	1,681	2,607	2,622

	$5,440	$5,827	$5,923

Capital Expenditures
Firearms	$3,116	$4,403	$3,215
Castings	1,344	2,542	781

	$4,460	$6,945	$3,996

10. Subsequent Event
     William B. Ruger, Jr. resigned as Chairman of the Board and Director of the Company effective February 13, 2006. Mr. Ruger retired as Chief Executive Officer of the Company effective February 28, 2006. In connection with his retirement, the Company will pay Mr. Ruger $0.7 million, substantially all of which will be recognized as an expense in the first quarter of 2006.
11. Quarterly Results of Operations (Unaudited)
     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2005 (in thousands, except per share data):

	Three Months Ended
	3/31/05	6/30/05	9/30/05	12/31/05

Net Sales	$44,260	$34,395	$35,090	$40,978
Gross profit	11,848	5,645	4,900	3,986
Net income (loss)	3,681	(2)	(979)	(1,836)
Basic and diluted earnings (loss) per share	0.14	—	(0.04)	(0.07)

	Three Months Ended
	3/31/04	6/30/04	9/30/04	12/31/04

Net Sales	$40,237	$32,713	$35,380	$37,295
Gross profit	12,211	4,762	4,998	7,928
Net income (loss)	3,879	(461)	(20)	1,425
Basic and diluted earnings (loss) per share	0.14	(0.02)	—	0.05

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.
Southport, Connecticut
     We have audited the balance sheet of Sturm, Ruger & Company, Inc. as of December 31, 2005, and the related statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sturm, Ruger & Company, Inc. for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated March 8, 2005, except as to note 4 to the financial statements which is as of March 31, 2006, expressed an unqualified opinion on those statements.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sturm, Ruger & Company, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our report dated May 1, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of Sturm, Ruger & Company, Inc.’s internal control over financial reporting and an opinion that Sturm, Ruger & Company, Inc. had not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Stamford, Connecticut
May 1, 2006

The Board of Directors and Stockholders
Sturm, Ruger & Company, Inc:
Evaluation of Disclosure Controls and Procedures
     The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2005.
     Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, our controls and procedures over financial reporting were not effective because of the material weaknesses discussed below under “Management’s Report on Internal Control over Financial Reporting.”
     In light of the material weaknesses described below, the Company performed a detailed review of the LIFO reserve calculation as of December 31, 2005 to ensure that inventories and cost of sales in the financial statements were properly stated. Accordingly, management believes the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
Management’s Report on Internal Control over Financial Reporting
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over the calculation of the LIFO index is a process designed to provide reasonable assurance regarding the propriety of the LIFO inventory reserve in accordance with U.S. generally accepted accounting principles.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2005. This evaluation was performed based on the framework in “ Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) .
     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     As of December 31, 2005, the Company did not maintain adequate supervisory review controls over the data used to calculate the LIFO index. This control deficiency resulted in a material error that required the Company to restate its previously issued financial statements as of and for the year ended December 31, 2004. Also, this control deficiency results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
     Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control — Integrated Framework” issued by the COSO.
     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.
Southport, Connecticut
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Sturm, Ruger & Company, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of inadequate controls over the calculation of the LIFO index, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sturm, Ruger & Company, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment.
     As of December 31, 2005, the Company did not maintain adequate supervisory review controls over the data used to calculate the LIFO index. This control deficiency resulted in a material error that required the Company to restate its previously issued financial statements as of and for the year ended December 31, 2004. Also, this control deficiency results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
     This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 financial statements, and this report does not affect our report dated May 1, 2006 on those financial statements.
     In our opinion, management’s assessment that Sturm, Ruger & Company, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Sturm, Ruger & Company, Inc. has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Stamford, Connecticut
May 1, 2006

Stockholder Information
Common Stock Data
     The Company’s Common Stock is traded on the New York Stock Exchange under the symbol “RGR.” At February 1, 2006, the Company had 1,919 stockholders of record.
     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

			Dividends
	High	Low	Per Share

2005:
First Quarter	$8.83	$6.89	$0.10
Second Quarter	8.50	6.51	0.10
Third Quarter	11.19	8.43	0.10
Fourth Quarter	9.20	6.54	—

2004:
First Quarter	$13.26	$10.98	$0.20
Second Quarter	13.43	10.50	0.20
Third Quarter	11.63	8.12	0.10
Fourth Quarter	9.55	8.35	0.10
Corporate Governance Information
     Our Corporate Code of Business Conduct and Ethics, Corporate Board Governance Guidelines, and charters for our Nominating and Corporate Governance, Audit, and Compensation Committees are posted on our Stockholder Relations section of our corporate website at www.ruger.com. Simply click on “Corporate Governance Documents.”Written copies may also be obtained by telephoning our Corporate Secretary’s office at 203-259-7843, or by written request to the Corporate Headquarters at One Lacey Place, Southport, CT 06890.
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
Annual Meeting
The Annual Meeting
of Stockholders will
be held on May 24,
2006 at The Westport
Inn, 1595 Post Road
East,Westport, CT at
10:30 am.

Principal Banks
Bank of America,
Southport, CT

Lake Sunapee
 Savings Bank
Newport, NH

Sugar River
 Savings Bank
Newport, NH

JPMorgan Chase Bank, N.A.
Prescott, AZ
Transfer Agent
Computershare Investor
 Services, LLC
Attention:
 Shareholder
 Communications
2 North LaSalle Street
Chicago, IL 60690-5190
www.computershare.com

Independent
Registered Public
Accounting Firm
McGladrey & Pullen, LLP
Stamford, CT
Corporate Address
To correspond with the Company
or to request a copy of the
Annual Report on Form 10-K for
2005 free of charge, please visit
our website www.ruger.com or
write to:
Corporate Secretary
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, CT 06890
Tel: 203.259.7843
Fax: 203.256.3367

Facilities
All Ruger firearms and
investment castings are
designed and manufactured
by American workers at Ruger
facilities in Newport, NH and
Prescott, AZ. Corporate
Headquarters is located in
Southport, CT.
In Memoriam
Townsend
Hornor
On September 11, 2005, Company Director Townsend Hornor passed away after a brief and courageous bout with cancer, Townie had been a company director since 1972 and was the chairman of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation Committees. His insight wisdom, and friendship will be deeply missed by all of us fortunate enough to have worked with him.
www.ruger.com